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07023270

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Canadian Oil Sands

*CURRENT ADDRESS

PROCESSED

MAY 0 9 2007

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 05189 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 5/7/07



CANADIAN OIL SANDS TRUST

2006 Annual Report

ADVISORY - In the interest of providing Unitholders and potential investors of Canadian Oil Sands Trust (the "Trust" or "Canadian Oil Sands") with information regarding the Trust, including management's assessment of the Trust's future production and cost estimates, plans and operations, certain statements throughout this annual report contain "forward-looking statements" under applicable securities law. Forward-looking statements in this annual report include, but are not limited to, statements with respect to: the expected improvement in energy efficiency once Stage 3 is lined-out, the expected benefits from Stage 3 and the productive capacity that can be achieved in the future; the expected timing to fix the design issues around the hyrdrogen plant and the timing to produce SSP; the expected growth opportunities that the Trust has through its expansion of the current interest in Syncrude or through external opportunities; the extent and value of Syncrude's reserves and resources; the quality of Syncrude's leases and bitumen in place in those leases; the ability to improve the base operations at Syncrude, including without limitation the expected benefits to be realized from the Management Services Agreement between Syncrude Canada Ltd. and Imperial Oil Resources; future increases if any in distributions; the ability to mitigate and prevent operational risks such as dyke failures, explosions in upgrading units or other similar events; the anticipated impact of proposed changes in federal tax legislation on income trusts; the impact of labour shortages and pipeline constraints on the Trust and its realized selling price for crude oil; the need for future hedging; the return anticipated from sales of Syncrude Sweet Premium; the expected price for crude oil and natural gas in 2007; the expected reduction in sulphur emissions from the Syncrude Emissions Reduction project; the actual taxes paid in the future by Canadian Oil Sands; the expected production level at Syncrude in 2007; the expected timing and associated production impact of coker and other unit turnarounds; the expected revenues, operating costs and cash from operating activities for 2007; the anticipated impact that certain factors such as natural gas and oil prices, foreign exchange and operating costs have on the Trust's cash from operating activities and net income; and the expected capital expenditures in 2007 and beyond. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this annual report include, but are not limited to: labour shortages and the productivity achieved from labour in the Fort McMurray area; the impact of technology on operations and processes and how new complex technology may not perform as expected; the supply and demand metrics for oil and natural gas; the impact of governmental or regulatory changes, general economic, business and market conditions; and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust, including those outlined in the management's discussion and analysis in this annual report and the assumptions outlined in the guidance for 2007 being true. You are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this annual report are made as of the date of this annual report and unless required by law, the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this annual report are expressly qualified by this cautionary statement. Unless otherwise specified, all dollar amounts are expressed in Canadian dollars, all references to "dollars" or "$" are to Canadian dollars and all references to "US$" are to United States dollars.

NON-GAAP FINANCIAL MEASURES

In this annual report, we refer to net income before unrealized foreign exchange and future income taxes. This is a measurement that is not defined by Canadian generally accepted accounting principles ("GAAP"). The Trust also reports funds from operations, free cash flow and Unitholder distributions on both a total and per Unit basis as well as cash from operating activities per Unit, which are all measures that do not have any standardized meaning under Canadian GAAP. Funds from operations are calculated on the Trust's consolidated statement of cash flows as cash from operating activities before changes in operating non-cash working capital. Free cash flow is calculated as cash from operating activities less capital expenditures and reclamation trust contributions in the period. The net income before unrealized foreign exchange and future income taxes and the Trust's funds from operations and free cash flow may not be directly comparable to similar measures presented by other companies or trusts.

CANADIAN OIL SANDS TRUST provides a **PURE INVESTMENT** opportunity in the oil sands through its 36.74% working interest in the Syncrude Project. Located near Fort McMurray, Alberta, Syncrude operates large oil sands mines and an upgrading facility that produces a light, sweet crude oil.

Canadian Oil Sands Trust seeks to optimize value for our Unitholders through effective stewardship of our Syncrude operations, the pursuit of compatible growth opportunities, prudent financial management and providing accurate and timely disclosure to our investors.

We are based in Calgary, Alberta and listed on the Toronto Stock Exchange under the symbol COS.UN.

TOTAL SHAREHOLDER RETURNS 2006


% Total Return
Canadian Oil Sands Trust
S&P/TSX Oil & Gas Exploration and Production Index
S&P/TSX Capped Energy Trust Index
50
20
0
-10
Dec 2005
Mar 2006
Jun 2006
Sep 2006
Dec 2006

ANNUAL PRODUCTION PER 1,000 TRUST UNITS

Through expansion and acquisitions, productive capacity per Canadian Oil Sands' Unit has increased. Where 1,000 Units held in 2005 entitled an investor to the economic benefit of 60 barrels of production, this number should grow to 100 barrels by the time Syncrude achieves Stage 3 design capacity.


Barrels per 1,000 Trust Units
100
75
50
25
0
2005
2006
2007 Outlook
Design Capacity

DISTRIBUTION PER TRUST UNIT

Canadian Oil Sands' history demonstrates stable, rising distributions. As we move to fuller payout, distributions will likely reflect some of the variability of our free cash flow.


$ per Trust Unit per quarter
0.30
0.20
0.10
0
2002
2003
2004
2005
2006

Highlights

	2006	2005	% change
financial *($ millions, except per Unit amounts)*			
Revenues, after crude oil purchases, transportation and marketing expense	**2,432**	1,967	24
Net Income	**834**	831	0
Per Unit - Basic	**1.79**	1.81	-1
Per Unit - Diluted	**1.78**	1.80	-1
Cash from operating activities	**1,142**	949	20
Per Unit	**2.45**	2.07	18
Unitholder distributions	**512**	184	178
Per Unit	**1.10**	0.40	175
ratios			
Net debt to cash from operating activities *(times)*	**1.1**	1.7	
Net debt to total capitalization *(%)*	**25**	33	
Return on average Unitholder's equity *(%)*	**23**	28	
Return on average productive capital employed *(%)*	**24**	37	
operations			
Sales volumes, net of crude oil purchases			
Total *(MMbbls)*	**33.5**	27.7	21
Daily average *(bbls)*	**91,844**	75,994	21
Operating costs *($/bbl)*	**27.07**	26.34	3
Capital expenditures *($ millions)*	**300**	800	-63
Net realized selling price *($/bbl)*	**72.56**	70.91	2
West Texas Intermediate *(US$/bbl)*	**66.25**	56.70	17
Average foreign exchange rate *(US$/Cdn$)*	**0.88**	0.83	6
unit information			
Closing price on December 31 *($/Unit)*	**32.61**	25.20	29
Weighted-average Units *(millions)*	**466**	459	2



Dear Unitholder,

It certainly has been a pivotal year for Canadian Oil Sands Trust. In 2006, the largest expansion in our history came on stream, our production rose 21% from 2005 and we reported strong financial results and industry-leading returns. We now have the infrastructure in place to produce about 129,000 barrels per day (net to the Trust) and our capital costs are declining, positioning us to optimize Unitholder value over the long-term.

I am very encouraged by the prospects for our Trust and the oil sands industry.

Canada's oil sands remained in the spotlight in 2006. The opportunity to access vast, long-life reserves in an economically and politically stable region of the world, combined with strong crude oil prices, continued to attract investment.

However, the aggressive projections for growth - expectations by 2020 that the oil sands industry will have invested $100 billion and be producing four million barrels of crude oil per day - can raise some challenges. A limited supply of skilled labour can make it difficult to complete projects on time and on budget. As well, the regional infrastructure needs continuous support to ensure it can meet the growing demand for services in order to realize the full potential of the oil sands. But perhaps the issue that is getting the most attention recently is the environmental implications of oil sands development.

I believe the oil sands sector will work through these challenges to capitalize on its ability to be a growing, long-term source of energy for ever-rising global demand. The companies best positioned to succeed, however, will need to demonstrate these key attributes: a quality resource, expanded infrastructure, and experienced operatorship.

We believe Syncrude leads in all of these areas and this report explores the opportunities and challenges ahead of us, and how we intend to continue to be an oil sands industry leader.

Syncrude has the key attributes for oil sands success:

A QUALITY RESOURCE

EXPANDED INFRASTRUCTURE

EXPERIENCED OPERATORSHIP

Expanding operations

Our Syncrude operations achieved a major milestone last year with the completion of the Stage 3 expansion. I very much appreciate the hard work of Syncrude's employees and contractors who helped to design, construct and implement this facility. A major and challenging undertaking of this kind demanded the best efforts of all those involved.

While the project incurred a substantial cost overrun and completion delay, we have nonetheless added productive capacity for about $85,000 per daily barrel. This includes spending beyond adding incremental capacity, such as the improvement in product quality and pre-investment in future growth. It would be very difficult to add production for that amount today, given the current cost environment.

Stage 3 expands Syncrude's productive capacity to average 350,000 barrels per day from the previous 250,000 barrels per day. We began to record incremental production from the project on August 30, 2006 and now Syncrude is focusing on reaching design as quickly as possible. We expect it will take time to ramp up to full design as we stabilize the operation of this new facility and achieve optimum performance from the various units.

The Stage 3 project also helped to improve our environmental performance by reducing total sulphur dioxide emissions, even though we increased our productive capacity by about 100,000 barrels per day. Further investment in sulphur scrubbing technology should result late this decade in a 60% reduction in sulphur dioxide emissions from today's approved levels.

Optimizing operations

With our newly expanded and modernized infrastructure in place, Syncrude can return its focus to maintaining reliable operations. Reliability is the key to our business, which is essentially a manufacturing operation – the costs are largely fixed so increases in volumes contribute to lower unit operating costs and higher margins.

To support Syncrude in its efforts to optimize performance, a Management Services Agreement between Imperial Oil Resources and Syncrude Canada Ltd. was signed in November 2006. This long-term agreement provides Syncrude, as operator, access to the global expertise and resources of Imperial Oil Resources and its association with ExxonMobil. I share the confidence of Syncrude and the other Joint Venture Owners that this initiative has the potential to provide dramatic bottom line results.

The Management Services Agreement between Imperial Oil Resources and Syncrude Canada Ltd. forges a relationship that is expected to deliver enhanced performance and efficiency of operations, as well as renew a commitment to the growth plans of the Syncrude project.

Building long-life, strategic resource assets

With a reinforced confidence in Syncrude's future, we were pleased to grow our ownership in the project by acquiring Talisman Energy Inc.'s ("Talisman") 1.25% indirect interest in January 2007. This acquisition provided accretion of about 2% in production and reserves per Unit and with Talisman taking half of the purchase price in equity units, our balance sheet ratios remained relatively unchanged.

In 2006 we also acquired another strategic long-term asset. The purchase of Canada Southern Petroleum Ltd., although a relatively small financial transaction, has tremendous upside potential and limited downside. The purchase provides Canadian Oil Sands with interests in an estimated 927 billion cubic feet equivalent of natural gas resource in Canada's Arctic Islands. These interests do not have any exploration obligations or lease renewals associated with them, and with the majority being "carried", very limited requirement to contribute to any field development costs. Given that natural gas is a significant cost in our Syncrude operations, this acquisition acts like a financial hedge to provide protection against significant future natural gas price increases.

Our financial plan going forward

Canadian Oil Sands has revised its financial plan to consider the federal government's proposed tax changes for income trusts. The current proposed changes call for taxation of income at the trust level, essentially removing the previous tax efficiency and reducing the amount directly available for distribution to Unitholders.

In order to allow us to accelerate fuller payout of free cash flow until the new tax rules take effect in 2011, we have revised our net debt target to $1.6 billion from $1.2 billion. We remain committed to our objective of fuller payout of free cash flow now that we have reached our net debt target, unless investment growth opportunities exist that offer Unitholders better value. Naturally, investors also should appreciate that, at this fuller payout, distributions will likely reflect the variability of our free cash flow, due to volatility in global crude oil prices and other factors.

We feel the income trust structure is beneficial to the Canadian economy and are very disappointed by the government's plans to eliminate it. Our investors, however, should take comfort that we are not dependent on the trust structure to sustain our business. We are a robust oil sands business with long-life reserves and a virtually non-declining production profile.

We continue to express our concerns and objections to the federal government regarding the proposed income trust tax changes. Working with organizations such as the Canadian Coalition of Energy Trusts and the Canadian Association of Income Funds, we are seeking a better solution that preserves this investment choice for Canadians. A new organization also was formed in late 2006 to provide a voice for individual investors called the Canadian Association of Income Trust Investors. I would encourage you to learn more about CAITI and become a member by visiting their website at www.caiti.info.

In January 2007, the House of Commons Finance Committee held two days of hearings to explore both ends of the debate on income trust taxation. I believe the most compelling point was made by HLB Decision Economics who, using the same methodology as the Finance Department, provided data that largely refuted the Finance Minister's figures regarding tax loss. We are hopeful that, as the weakness of the federal government's case is exposed, the proposed legislation will at least be modified to more reasonable terms, such as that being proposed by the Liberal Opposition for a lower 10% tax.

Frankly, a more logical outcome should include an immediate exemption of energy trusts, given their much stronger contributions to federal tax revenue, as was enunciated during the Finance Committee deliberations.



MARCEL R. COUTU
President and Chief Executive Officer

Financial and operating results

Canadian Oil Sands recorded healthy financial results in 2006, reflecting our unhedged exposure to strong crude oil prices and the uplift in our production from the start-up of our Stage 3 expansion. Cash from operating activities grew 20% from 2005, exceeding $1.1 billion, and net income reached $834 million.

We also provided our investors with excellent returns in 2006. We introduced a 50% increase in the quarterly distribution amount early in the year and, together with the appreciation in our Unit price, our investors enjoyed a total return of about 34% - outperforming our oil sands peers. In 2006 we also split our Units five for one, making the

purchase of Canadian Oil Sands Units more accessible to smaller investors. In addition, Canadian Oil Sands Trust was added to the S&P/TSX 60 and the Morgan Stanley Capital International indices, increasing our importance to institutional investors and, potentially further improving liquidity.

In recognition of our outstanding financial and industry performance, Platts, a worldwide provider of energy information, named Canadian Oil Sands Trust one of the Top 250 Global Energy Companies in 2006.

We also continue to take a rigorous approach to risk management. A comprehensive insurance program is in place to help protect our assets and cash flow. We believe one of our key investment attributes is our exposure to long-term crude oil prices and therefore, at this time, we intend to remain unhedged. We strive to demonstrate best practices in reporting and disclosure. In addition to complying with CEO/CFO certification requirements relating to disclosure controls and design of internal control over financial reporting, Canadian Oil Sands evaluated the effectiveness of internal control over financial reporting. Our evaluation concluded that such controls are effective in providing reasonable assurance regarding the reliability of our financial reporting, which was attested to by PricewaterhouseCoopers, our external auditors.

Syncrude has long been recognized as an economic, environmental and social leader, and in the past year, they again received external confirmation of this when Canadian Oil Sands Trust was added to the Jantzi Social Index.

At the operating level, there are obviously other risks that need to be managed and Syncrude has proven capability in that regard. Syncrude has long been recognized as an economic, environmental and social leader, and in the past year, they again received external confirmation of this when Canadian Oil Sands Trust was added to the Jantzi Social Index. We were added because of Syncrude's strong performance in several key areas, most notably environment, health and safety, and aboriginal relations. More information on this performance can be found in Syncrude's sustainability report available at www.syncrude.ca.

Outstanding team performance

I am proud of the tangible results the Canadian Oil Sands team delivered yet again in 2006. This dedicated team of only 19 people worked tirelessly to enhance investor returns by making disciplined investment decisions, exercising prudent financial management and capturing new opportunities to build long-term value. This approach has enabled us to successfully deliver on the many objectives we set out last year (see page 10 of this report).

The Canadian Oil Sands team underwent some fundamental changes in 2006. We hired five professionals to form our new marketing group, and they quickly set upon the task of establishing our own crude oil marketing function – from the ground up. Today, they are successfully putting a face to Canadian Oil Sands for our largest refinery customers. They also play a critical role in helping our customers understand the attributes of our high-quality product and our ability to deliver large volumes. This will be of particular importance as we expect to transition to Syncrude™ Sweet Premium later this year.

On the executive front, Ryan Kubik will be promoted to Chief Financial Officer when Allen Hagerman transitions to a part-time function as Executive Vice President, effective April 25, 2007. I am deeply grateful to Allen for his dedication to the Trust, and pleased that he will have the opportunity to now pursue his other interests while still allowing us to benefit from his strong leadership. At the same time, I am very much looking forward to working with Ryan in his new capacity. Ryan has been a proven member of our executive team since 2002 and has the financial acumen and industry knowledge to make a significant contribution in his new role.

Canadian Oil Sands Trust benefits from a very strong, cohesive board of directors who demonstrate some of the highest standards of corporate governance. Our corporate governance practices are described more fully in our 2007 management proxy circular and on our website at: www.cos-trust.com/corporate.

Our board's broad experience in the capital markets and the energy industry was further strengthened in 2006 with the appointment of Mr. Brant Sangster. Brant was previously responsible for Petro-Canada's oil sands division and brings to the Board a strong understanding of the Syncrude project through his past participation on the Syncrude Management Committee, as well as in-depth knowledge of the oil sands and downstream refining industries.

I share your appreciation for the long term value of our business and seek to maintain your confidence by ***PROTECTING*** *and* ***ENHANCING*** *that* ***VALUE***.

Effective April 25, 2007, one of our longest-standing board members will be retiring. Mr. Walter O'Donoghue has been a key member of our board since 1995, and served as Board Chairman of one of the two predecessor trusts for five years prior to their merger in 2001. His keen insight and direction have shaped much of our success over the years. I am very thankful to him for his contribution to the Trust and his mentorship, and wish him the best in his retirement.

Finally, I would like to thank you - our investors - for your support. We have seen crude oil prices decrease from the levels reached in 2006, which I believe has contributed to the decline in our Unit price since the beginning of this year and leaves us more vulnerable in our ability to increase distributions. Our view is that over the long-term, which is the horizon of our investment opportunity, crude oil prices should be robust, given the tight supply and demand fundamentals and the projections for continued demand growth. As such, I share your appreciation for the long-term value of our business and seek to maintain your confidence by protecting and enhancing that value. I believe you have a talented team dedicated to that mission, which together with our superior asset base, will enable us to continue to provide long-term value.



Marcel R. Coutu
President and CEO
February 22, 2007

OUR OBJECTIVES	2006 PERFORMANCE
We set seven objectives for performance last year...	*... here is how we did*
1. *To successfully bring the Stage 3 expansion on-line and achieve full design capacity as quickly as possible*	• *The Stage 3 expansion was brought on-line at the end of August 2006. High volume levels have already been achieved over short periods and we now are working toward more stable performance.* • *The project was completed about one year behind schedule and the approximate $8.55 billion total cost exceeded the initial $4.1 billion estimate provided in 2001.*
2. *To improve the reliability and performance of our operations*	• *Approved, as part of the Syncrude Joint Venture owners group, a Management Services Agreement to enhance Syncrude performance through implementation of Imperial Oil Resources/ExxonMobil global best practices and access to talent.*
3. *To continue to broaden our active role in the stewardship of our Syncrude asset*	• *Played a key role in the negotiations that resulted in the Management Services Agreement between Imperial Oil Resources and Syncrude Canada Ltd.* • *Began marketing our Syncrude production, developing direct relationships with our customers.*
4. *To strengthen our balance sheet*	• *Net debt to total capitalization decreased to 25% compared to 33% at 2005 year end.* • *Net debt decreased to $1.3 billion at 2006 year end from $1.6 billion in 2005 (net debt target revised to $1.6 billion in response to proposed income trust tax changes).*
5. *To pursue our growth strategies*	• *Acquired Canada Southern Petroleum Ltd. for $223 million, securing an estimated 927 billion cubic feet equivalent of natural gas resource for a net cost of about $0.20 per thousand cubic feet.* • *Purchased Talisman's 1.25% interest in Syncrude for $475 million.*
6. *To grow cash distributions*	• *Increased quarterly distribution amounts by 50% to $0.30 per Unit from $0.20 per Unit in early 2006.*
7. *To continue to represent Canada's trust sector*	• *Communicated our concerns and recommendations regarding the federal government's proposed tax changes to income trusts.* • *Actively participated in the Canadian Association of Income Funds' discussion on distributable cash disclosure and sustainability.*

PLANNED PROGRESS

... we continue to focus on these key areas...

Operations

We are working with Syncrude Canada and the other Joint Venture owners to enhance the reliability and performance of Syncrude operations. We expect that the Management Services Agreement is an important step, enabling Syncrude to benefit from the global best practices, technology and expertise of Imperial Oil Resources and ExxonMobil.

The priority is to stabilize operations following our Stage 3 expansion, and to achieve Stage 3 design capacity of 128 million barrels annually to Syncrude. We expect it will take time to ramp up to full rates as we optimize the performance of new operating units. We currently are working to unlock constrained production from Coker 8-3. During 2007, we anticipate production to be about 85% of full design capacity, totaling 110 million barrels gross to Syncrude.

In 2007, we plan on transitioning production to the higher Syncrude™ Sweet Premium quality level through a planned modification of a hydrogen plant in the fall. We also are working to identify a solution to use on-site produced ammonia in the operation of our flue gas desulphurizer.

Distributions

Canadian Oil Sands remains committed to its previously stated objective of approaching fuller payout of free cash flow once we reach our net debt target, unless capital investment growth opportunities exist that offer Unitholders better value.

In late 2006, we raised our net debt target to $1.6 billion to accelerate fuller payout of free cash flow, allowing the Trust to optimize distributions prior to the proposed income trust tax changes taking effect.

Distributions are expected to reflect some of the variability of free cash flow once we approach fuller payout; they will be determined quarterly by the board of directors in light of current and expected economic and operating conditions, and with the objective of maintaining an investment grade credit rating and ensuring financing capacity for Syncrude's expansion projects and/or acquisitions.

Our long reserve life provides the potential to generate substantial free cash flow and a solid foundation for sustainable distributions over the long-term.

Growth

We plan to continue to grow responsibly. We have an excellent resource base through our Syncrude interest that can support further increases in productive capacity. Current plans call for productive capacity to grow to about 184,000 barrels per day, based on our 36.74% interest, late in the next decade.

We also will continue to evaluate opportunities to acquire additional oil sands interests. Our preference would be to increase our Syncrude ownership; however, we would consider other opportunities along the oil sands business chain, from reserves to downstream refining assets.

Above all, we aim to be prudent in our decision-making and to maximize the value for our investors.

Competitive environment

We will continue to represent Canada's energy and trust sector to maintain a competitive regulatory environment.

In early 2007, we helped lead the formation of the Canadian Association of Income Trust Investors whose mission is to preserve the ongoing viability and sustainability of the Canadian income trust market.

We plan to continue to steward our Syncrude operations with a view to developing this resource in an environmentally and socially responsible manner. As well, we recognize our obligation to educate the public and various stakeholders on Syncrude's sustainability practices.

HOW WE MEASURED UP

	2006 Outlook (as at Feb. 22, 2006)	2006 Actual	2007 Outlook
Sales *(MMbbls net to COS)*	34 - 39	33.5	39 - 44
Operating costs *($/bbl)*	$ 25.88	$ 27.07	$ 25.83
Cash from operating activities *($/unit)*	$ 2.08	$ 2.45	$ 1.79
Free cash flow *($/unit)*	$ 1.42	$ 1.78	$ 1.25
Capital expenditures *($ millions)*	$ 303	$ 300	$ 255
Assumptions:			
WTI crude oil price *(US$/bbl)*	$ 55.00	$ 66.25	$ 55.00
Differential to Cdn$ WTI *(Cdn$/bbl)*	$ (1.50)	$ (2.57)	$ (4.00)
AECO natural gas *(Cdn$/GJ)*	$ 10.78	$ 6.26	$ 7.50
Foreign exchange rate *(US$/Cdn$)*	$ 0.85	$ 0.88	$ 0.88

1 *Adjusted for 5:1 Unit split.*

2 *Changes in certain factors and market conditions could potentially impact this Outlook. In particular, cash from operating activities and free cash flow are highly sensitive to crude oil prices; in 2007, every US$1.00 per barrel change in the WTI crude oil price impacts cash from operating activities and free cash flow by $0.07 per Unit. A sensitivity analysis of the key factors affecting the Trust's Outlook is provided in its January 29, 2007 Guidance Document, which is available on the Trust's website at: www.cos-trust.com/investor/guidance. The Trust expects to revise its Outlook throughout the year, generally on a quarterly basis.*

3 *For 2007 and beyond, Canadian Oil Sands is focusing on cash from operating activities (per the Trust's Consolidated Statements of Cash Flows) as our measure of the Trust's ability to generate cash from operations. Previously, Canadian Oil Sands reported funds from operations, which did not include changes in non-cash working capital from operating activities. Cash from operating activities provides similar information to funds from operations and has better comparability to other reporting entities as it is a GAAP measure.*



CANADIAN OIL SANDS *is a relatively small organization with an important mandate. A total of 19 people manage the only* **PURE INVESTMENT** *opportunity in Syncrude, the largest oil sands project in the world.*

Canadian Oil Sands has a small team with a long-term view. Late last year, several members of the team met to discuss the outlook for 2007 and beyond, the Trust's challenges and opportunities and the strategies to ensure continued success. Here is what was discussed.

1.0 *WHAT SETS CANADIAN OIL SANDS TRUST APART FROM OTHER OIL SANDS INVESTMENT OPPORTUNITIES?*

A number of characteristics distinguish Canadian Oil Sands Trust as an oil sands investment. First and foremost is the quality of the Syncrude asset. Our investment in Syncrude represents close to 50 years of oil sands resource at expanded capacity rates of 500,000 barrels per day of light, sweet crude oil. We have tapped into only a fraction of this potential today. Syncrude was one of the first companies to develop Canada's oil sands deposits, and our leases cover some of the richest resource in the Fort McMurray area. After 28 years of operations, Syncrude also has extensive experience mining and upgrading this resource - a distinct advantage in an industry where there are many new entrants.

We have just finished a major expansion, which provides us with the infrastructure to substantially grow production and improves operational flexibility to mitigate the impact of downtime at the plant. As well, it supports our ability to fund future growth opportunities, thus reducing our financing risk relative to start-up oil sands operators.

Our next growth stage will debottleneck the Stage 3 expansion and is much smaller in scale, which should reduce both our project execution risk and our capital investment. We have already pre-invested and completed the most expensive and complicated work - coking capacity. The coker constructed as part of Stage 3 was built with excess capacity of about 30%.

The other aspect of Canadian Oil Sands that distinguishes us is our singular focus on oil sands. We are a pure oil sands play. And because we remain unhedged, our investors have direct exposure to crude oil prices. While this approach can lead to short-term volatility, we believe it most appropriately matches the long-term nature of our assets.

1.1 *HOW WILL THE FEDERAL GOVERNMENT'S PROPOSAL TO IMPOSE A NEW TAX ON INCOME TRUSTS IMPACT CANADIAN OIL SANDS?*

The proposed tax changes would reduce the amount of cash available for us to distribute to Unitholders when the rules begin to apply in 2011 as a result of a new 31.5% tax that would be applied to distributions of income. Distributions to our investors would be considered dividends under the new rules, meaning they would be eligible for the dividend tax credit. As such, the after tax impact is relatively neutral for those Canadians who hold our Units in taxable accounts, while those that hold them in tax-deferred accounts and our non-resident Unitholders would see their after tax amounts substantially reduced.

We believe the new rules, however, do not impact the viability of our business. We continue to be a long-term value investment in the oil sands and we do not need the tax efficiency of a flow-through trust model to sustain our business.

The proposed changes include a restriction on how much trusts are permitted to grow. The guidelines allow an income trust to issue new equity that does not exceed the greater of $50 million and an annual, cumulative "safe harbour" amount. The safe harbour amount is 40% of a trust's market capitalization (as at October 31, 2006) in 2007 and 20% thereafter to 2010, thus essentially allowing a doubling of market capitalization over the next four years. Canadian Oil Sands' market capitalization on October 31, 2006 was about $14.2 billion, indicating we have considerable capacity to grow.

In the short-term, our response to the changes was to raise our net debt target to $1.6 billion from our previous target of $1.2 billion. This step should accelerate fuller payout of free cash flow and thereby allow the Trust to maximize distributions until the new tax takes effect in 2011. Beyond that, we have about $2 billion in tax pools available to shelter taxable income.

In the longer-term, we will continue to review our financial plan in light of the final legislation and evaluate our alternatives, including the option of converting to a corporation. The government has indicated this conversion could be made without tax consequences but there are a number of other issues to consider.



ALLEN HAGERMAN
Chief Financial Officer

SIREN FISEKCI
Director, Investor Relations

1.2 *WHAT IMPROVEMENTS DO YOU EXPECT AS A RESULT OF THE MANAGEMENT SERVICES AGREEMENT SIGNED BETWEEN SYNCRUDE CANADA AND IMPERIAL OIL RESOURCES?*

We think there are significant gains to be realized by improving Syncrude's operational reliability. As well, Syncrude is currently our only oil sands project so we are very motivated to ensure its growth plans stay on track. The Management Services Agreement is intended to accomplish both objectives.

Under the agreement, Imperial Oil Resources will lend its expertise to enhance Syncrude performance on a long-term, comprehensive basis. Imperial Oil Resources has a vested interest through its 25% ownership in the Syncrude Joint Venture. Through their association with ExxonMobil, Imperial Oil Resources has access to proprietary systems and best practices that have been developed and perfected through decades of experience operating more than 50 refineries around the world. A refinery is much like an oil sands upgrader and this expertise will be directly applicable to our Syncrude operations. Key individuals, primarily from Imperial Oil Resources and ExxonMobil and representing among the finest expertise in refinery operations, will be loaned to Syncrude to support in the implementation of these new systems.

The application of these global best practices to Syncrude's operations is expected to result in:

- better operational reliability, which typically leads to higher production levels and lower per barrel operating costs;
- lower energy consumption, which also contributes to lower operating costs as well as better environmental performance;
- reduced requirements for sustaining capital, which is the capital we spend just to maintain production; and
- improved safety performance, where Syncrude already has a strong record.

In addition to enhancing operational efficiency, the agreement promotes Syncrude's growth plans. A new committee is being proposed, with Canadian Oil Sands as the chair, to proceed with the initial design of expansions that should take Syncrude's productive capacity to over 500,000 barrels per day. With this renewed capability and commitment, we believe Syncrude is better positioned than ever for continued success and growth.

1.3 WHAT IS THE IMPACT OF THE STAGE 3 EXPANSION ON CANADIAN OIL SANDS?

Most importantly, it provides us with a significant uplift in our productive capacity, raising it to 129,000 barrels per day from 92,000 barrels per day (based on our 36.74% Syncrude interest). We now have an expanded revenue base, thus bolstering our capacity to pay distributions and/or fund future growth opportunities.

Secondly, we should have a higher quality blend that we can begin marketing towards the end of the year called Syncrude™ Sweet Premium ("SSP"). The attributes of SSP should help to preserve the value of our product within the context of growing synthetic crude oil supply in the market.

Thirdly, Stage 3 should contribute to better environmental performance by reducing sulphur dioxide ("SO_2") emissions and improving energy efficiency, thereby helping to reduce our per barrel carbon dioxide ("CO_2") emissions.

And finally, Stage 3 supports our future growth because it includes investment in excess coking capacity that we can unlock in our next expansion, referred to as the Stage 3 debottleneck.

We believe one of our key investment attributes is our ***EXPOSURE TO LONG-TERM CRUDE OIL PRICES*** *and therefore, at this time, we intend to remain unhedged.*

1.4 WHAT ARE YOUR PLANS FOR THE ASSETS YOU ACQUIRED AS PART OF THE CANADA SOUTHERN TRANSACTION?

The transaction was an opportunity for us to manage our exposure to natural gas prices. We acquired an estimated 927 billion cubic feet equivalent of natural gas resource at a price of about $0.20 per thousand cubic feet. While this long-life natural gas resource is not in production and there are no plans at this time to develop it, we would expect its value to appreciate if natural gas prices rise significantly. Effectively then, the transaction provides a low-cost hedge against rising natural gas prices.

Natural gas represents about 25% of Syncrude's operating costs, and as a hydrogen feedstock, is used primarily to improve the quality of oil we produce. We do not expect the Arctic natural gas will be used in our Syncrude operations; not only are there logistical challenges in accessing it, but because of our carried interest position we do not have any influence on its development. Similarly, for the vast majority of these natural gas interests, we are not obligated to fund any field development costs and there are no lease rental payments or interest costs. Thus, the Canada Southern transaction was a unique opportunity to secure a strategic, long-term energy asset for the Trust without increasing our business risk.

We should be clear that this is a unique opportunity for the reasons we just described and that we are not interested in acquiring conventional natural gas production. We have already sold most of the conventional crude oil and natural gas assets we acquired as part of Canada Southern, and renamed the company Canadian Arctic Gas Ltd.

1.5 WILL THE INCREASE IN SYNTHETIC CRUDE OIL SUPPLY IN THE MARKET HAVE AN IMPACT ON THE PRICE CANADIAN OIL SANDS RECEIVES FOR ITS OIL?

The growth in synthetic crude oil volumes has already begun to impact our price. Historically, we received a price for our Syncrude™ Sweet Blend ("SSB") that was in a narrow range compared to West Texas Intermediate ("WTI"). In 2006, however, we received an average $2.57 per barrel less than Canadian dollar WTI prices. In 2007, we expect this differential to widen further to average a $4.00 per barrel discount to WTI, although it is difficult to predict and quantify, given the variability in the supply and demand for synthetic oil.

While synthetic crude oil supply is growing, we also expect demand to grow for a number of reasons. First, conventional crude oil supply is falling and synthetic volumes are becoming an important supplement to the overall supply base. Secondly, due to a number of pipeline reconfiguration projects completed in 2006 in the U.S. mid-continent, the number of markets we can send our oil to has increased, allowing more refineries to include SSB as part of their supply mix. Finally, with more volumes of heavy oil being produced in Western Canada, there is demand for synthetic crude as a diluent whereby light synthetic crude is blended with heavy oil to create a less viscous and more "flowable" product. The growth in this market may be limited, however, by the condensate import pipelines being planned for Western Canada.

The critical issue for crude oil producers in the short-term is not demand but transportation. Export pipeline capacity is currently very tight and, while a number of expansions and new pipelines are in the planning stages, it is uncertain how many of them will materialize. Furthermore, most new pipeline projects take years to be approved and constructed, thus access to transportation likely will continue to be tight for the next few years.

In anticipation of increased competition for pipeline space, we have been actively pursuing a number of transportation alternatives. Our experience is that pipeline traffic tends to fluctuate throughout the year with demand being higher in some months than others. Bearing this in mind, we have begun to investigate the option of acquiring mid-stream infrastructure such as storage tanks. This would allow us to store our product during peak traffic times and then transport it in months when space is more readily available. We also are exploring opportunities to support pipeline projects, a move that would allow us to secure rights to pipeline capacity, and we continue to work with pipeline companies to develop pipeline extensions and expansions.

Our most important initiative in anticipation of higher synthetic volumes was undertaken about six years ago when we decided to upgrade our entire production to the higher quality SSP crude oil as part of our Stage 3 expansion. SSP should enable our existing refining customers to increase their intake of our production as well as potentially attract new customers.



DAVID SIRRS
Director, Marketing

TREVOR ROBERTS
Chief Operations Officer

1.6 *WHAT CHALLENGES DO YOU SEE FOR THE OIL SANDS INDUSTRY?*

We see four main areas that present both challenges and opportunities for our industry, and will most certainly shape its future; they are: the tight supply of skilled labour, the pressures on regional infrastructure to support oil sands growth, the impact of oil sands operations on the environment, and the Alberta government's review of Crown royalties.

Tight supply of skilled labour

There has been a tremendous rise in demand for skilled labour to construct and operate the growing number of oil sands projects. Many operators are experiencing difficulties sourcing skilled labour to construct their projects, leading to rising capital costs and completion delays. Fortunately, the pressure on Syncrude is less, given we have just completed the Stage 3 project and the next expansion is anticipated to be much smaller in scale. Nonetheless, we plan to continue to grow, and as such, attracting and retaining skilled workers is critical to our success.

Syncrude upgrades all of its production on-site, providing important economic benefits and resulting in a cleaner burning, more environmentally-friendly crude oil.

Syncrude's permanent workforce has remained fairly stable with an attrition rate among the lowest in the industry. We aim to keep it that way and, in 2006, introduced an employee retention program designed to ensure our people, which are some of the best and most experienced in the industry, remain with Syncrude.

With the increased competition for skilled labour we must remain an employer of choice. We plan to do this by maintaining our reputation as a leading operator in Canada's oil sands industry with one of the best records for safety performance. Syncrude also strives to attract new people to the industry by promoting apprenticeships and partnering with post-secondary institutions.

The joint venture arrangement under which Syncrude operates provides the unique benefit of accessing the expertise and human resources of the owner companies. This advantage was recently elevated with the signing of the Management Services Agreement, which expands access to the global refinery talent within Imperial Oil Resources and ExxonMobil. The agreement also enhances the career development opportunities for Syncrude Canada's employees.

Pressures on regional infrastructure

We recognize the growth of the oil sands industry has created pressure in the regional municipality of Wood Buffalo, which includes the city of Fort McMurray, to meet the needs of an expanding population. Appropriate support of infrastructure, housing availability and provision of quality services, including schools and hospitals, is critical for a good quality of life and to attract and retain people in the region.

With close to 30 years of operations and being one of the largest employers in the region, Syncrude has a strong relationship with the local communities. In 2006, Syncrude announced a major donation of $2.5 million to help meet the need for greater recreational facilities in Fort McMurray. As well in 2006, Syncrude reached the $1 billion milestone for business activity with Aboriginal companies. Syncrude is the only business in Canada to have achieved Gold Level accreditation for the third time with the Canadian Council for Aboriginal Business - a national program that recognizes companies committed to increasing Aboriginal employment, assisting in business development, building individual capacity, and enhancing community relations.

Recognizing that it takes more than the efforts of a single organization, Syncrude is a founding member of the Regional Issues Working Group. This industry association is working with government to build an understanding of the needs of the region and to encourage action on a variety of infrastructure needs. In 2006, the government made important progress on transferring more Crown land for new housing, improving road infrastructure and providing bridge financing to the municipality for a wastewater treatment plant. We believe cooperative efforts such as this can help ensure the region can adequately support the growth of an industry that is providing significant economic benefits across the country and generating revenue for all levels of government.

The environment

Syncrude is committed to sustainable development and that includes continuous improvement in our environmental performance. We have delivered on that commitment through strong performance in the areas of protecting air quality, becoming more energy efficient, providing leading-edge land reclamation and increasing efficiency in water use.

Air quality:

Syncrude is reducing SO_2 emissions on both a per barrel and absolute basis at the same time we grow our operation. In 2006, Syncrude added roughly 100,000 barrels per day in productive capacity and total SO_2 emissions went down. This is due to the Stage 3 expansion including a new flue gas desulphurization unit, which virtually eliminates SO_2 emissions from Syncrude's sulphur recovery plants and new coker. Syncrude plans to reduce SO_2 emissions even further - about 60% from the current approved levels of 245 tonnes per day - by 2011. Extensive air monitoring and studies have shown that the region of Wood Buffalo has as good or better air quality as anywhere in Alberta, and our investments will help protect the region's air shed as well as neighbouring areas.

Land reclamation:

Syncrude is also committed to ensuring land disturbed by our operation is returned to a stable, safe condition. Reclamation efforts began in the 1970s and to date, Syncrude has reclaimed about 22% of its disturbed land, establishing us as an industry leader in this area. Over the next 10 years, land reclamation should keep pace with land disturbance.

Water:

Syncrude recognizes the importance of water as a precious resource by using it responsibly. In fact, Syncrude is the oil sands industry's most efficient user of water. We recycle about 80% of the total water we use, and the water we do draw from the Athabasca River represents 0.2% of the river's average annual flow. Expansion of our operation is expected to increase that draw to 0.3%, or about 1% during the lowest flow period in the winter. Syncrude remains focused on finding further efficiencies in water use and maintaining its leadership role in this key area of sustainability.

Greenhouse gas emissions:

Syncrude continues to explore new ways to reduce its CO_2 emissions intensity by developing new technologies and improving our energy efficiency performance. We are an industry leader in research and development with $40 million devoted annually towards the development of new technology and the enhancement of current processes. In fact,



RYAN KUBIK
Treasurer

LAUREEN DUBOIS
Controller

many of the energy-efficient technologies used across the oil sands industry today were pioneered by Syncrude.

The application of new technology and equipment, combined with gains in reliability, led to a 14% reduction in per barrel greenhouse gas emissions between 1990 and 2004. A key breakthrough was Syncrude's invention of a low energy extraction technique, which reduced process water temperatures to extract bitumen from the original 80°C to between 35°C and 40°C.

Another technology under development that holds promise for reducing greenhouse gas emissions is a new mining and extraction process called at-the-face mobile crushing and slurrying. This process should also help to reduce costs by minimizing the transportation of waste sand.

Regional initiatives:

In addition to Syncrude's efforts to improve our environmental performance, Syncrude is a leading member of a number of multi-stakeholder organizations committed to addressing environmental issues in the region. These organizations include the Regional Aquatics Monitoring Program, the Cumulative Environmental Management Association, and the Wood Buffalo Environmental Association.

More information on Syncrude Canada's commitment to sustainable development practices can be found in Syncrude's sustainability report, available on their website at www.syncrude.ca.

*Canada has the second largest recoverable reserves of crude oil in the world with an estimated **179 BILLION BARRELS**, 98% of which is attributable to the oil sands.*

Crown royalties

The Alberta government has announced it plans to review Alberta's current oil sands royalty regime to determine if it applies the most appropriate royalty rate to oil sands' production.

The current regime was instituted in 1997 and calculates royalties as 1% of gross revenue until a project reaches payout, after which point the rate rises to 25% of revenue less operating and capital costs. As a percentage, the rate is designed to increase the government's take as crude oil prices rise - higher prices accelerate recovery of costs and once payout has been reached, the royalty is a cash sharing formula.

We believe the current regime strikes the right balance between the owners of the resource - the people of Alberta - and those risking capital to develop it. The success of Alberta's oil sands is largely due to the historically stable and predictable fiscal regime that has been in place since 1997, which has encouraged investment by recognizing the unique challenges of the oil sands business. Oil sands projects are capital intensive and risky, requiring billions of dollars of upfront investment and very long lead times before they are capable of generating revenue and eventually a profit. Once these projects have recovered their costs, however, the regime provides Albertans with the opportunity to participate with a 25% share in the industry's profits.

The Syncrude project is already providing this higher return to Albertans. Robust crude oil prices have increased revenues from the base plant and accelerated payout of the new Stage 3 expansion. As a result, the Syncrude project began paying the higher royalty rate at roughly the same time as the expansion was completed. Based on Canadian Oil Sands' assumptions for 2007 contained in this annual report, Syncrude is expected to pay Crown royalties of $675 million, or $6.14 per barrel, this year.

As the oil sands industry expands, overall royalties should continue to increase. In fact, the Regional Issues Working Group forecasts annual royalty payments to the Alberta government will exceed $4.5 billion annually in less than 10 years, assuming a crude oil price of US$50 per barrel.

1.7 IS CANADIAN OIL SANDS CONSIDERING SWITCHING TO A BITUMEN BASED ROYALTY?

Until 2010, the Syncrude Joint Venture has the option to switch from calculating the Crown royalty on upgraded SSB revenues, as it currently does, to a royalty based on bitumen production. The province of Alberta has indicated that this option cannot be exercised until a Bitumen Valuation Methodology is established for the industry, which would define the process for determining a market price for Syncrude bitumen. In addition, an arrangement needs to be reached on recapture of upgrader growth capital previously claimed and a methodology for allocating common operating and capital costs. Until these and the associated economic issues are resolved, the Syncrude Joint Venture owners cannot exercise the option or properly assess its long-term impact on the project's royalty expense.

1.8 WHAT OPPORTUNITIES DOES THE OIL SANDS INDUSTRY PROVIDE?

The oil sands have proven to be a tremendous resource that benefits all Canadians. Next to Saudi Arabia, Canada has the second largest recoverable reserves of crude oil in the world with an estimated 179 billion barrels, 98% of which is attributable to the oil sands. This resource enables Canada to be self-sufficient in a world dependent on energy, as well as providing significant economic benefits.

Development of the oil sands provides enormous opportunities across the country. By next year, it is expected that the oil sands will have created about 240,000 jobs across Canada - 27% of which are outside Alberta - and by 2020 will have generated $885 billion in GDP activity. Syncrude itself is a major engine of growth for the Albertan and Canadian economies with over $3.3 billion in total spending during 2006. The oil sands industry greatly contributes to the prosperity and high quality of life enjoyed by all Canadians.

1.9 WHAT'S NEXT FOR CANADIAN OIL SANDS?

We plan to continue to grow responsibly. We have an excellent resource base through our Syncrude interest that can support further increases in productive capacity. Current plans call for productive capacity to grow to about 184,000 barrels per day, based on our 36.74% interest, late in the next decade.

We also will continue to evaluate opportunities to acquire additional oil sands interests. We believe our Syncrude asset has exceptional value, so anything we evaluate is benchmarked against Syncrude. Our preference would be to increase our Syncrude ownership; however, we would also consider other opportunities along the oil sands business chain, from reserves to downstream refining assets.



MARCEL COUTU
President and Chief Executive Officer

TRUDY CURRAN
General Counsel and Corporate Secretary

Our Management Team

MARCEL COUTU

President and Chief Executive Officer

Marcel leads the Canadian Oil Sands' team in setting and carrying out the strategic direction for the Trust. He also provides guidance to the Syncrude project through his roles as chair of the Syncrude CEO and Management Committees and Chairman of the Board of Syncrude Canada.

ALLEN HAGERMAN, FCA

Chief Financial Officer

Allen's goal is to provide accurate, timely and understandable disclosure; ensure an appropriate system of internal controls is in place; perform financial risk assessment and management; and develop financing plans to access the capital markets. He is assisted by Ryan Kubik, Laureen DuBois, Siren Fisekci and Aysha McKinnon.

RYAN KUBIK

Treasurer

Ryan focuses on prudent management of the Trust's financial strategy. With the support of Scott Arnold, Ryan assesses the impact of the business environment on the Trust's financial position. Ryan also is responsible for stewarding the Trust's insurance program, credit risk and information systems environment.

TREVOR ROBERTS

Chief Operations Officer

Trevor is the Trust's main operational liaison, providing oversight of Syncrude's operations and working with the Joint Venture owners to maximize the potential of the Syncrude asset. In addition, Trevor oversees the Trust's marketing group and evaluates new growth and business development opportunities. Aswin Patel supports Trevor on the operations side and David Sirrs reports to Trevor on the marketing function.

TRUDY CURRAN

General Counsel and Corporate Secretary

Trudy focuses on the Trust complying with applicable legal requirements and strives for timely, accurate and understandable disclosure. She also assists the board of directors in its stewardship of achieving long-term optimization of Canadian Oil Sands' assets. In addition, Trudy is responsible for human resources and social responsibility. Ida Morros (filling in for Cathy Jones during her maternity leave) assists Trudy in these areas.

LAUREEN DUBOIS

Controller

Laureen endeavours to provide accurate and timely reporting of the Trust's financial results in an understandable manner to assist investors or potential investors of the Trust in making investment decisions. Laureen carries out this objective with significant contributions from her accounting team members, Sherri Stewart and Marlene Ashton-Teigland.

SIREN FISEKCI

Director, Investor Relations

Siren aims to ensure the Canadian Oil Sands Trust investment achieves fair value in the market by providing investors with quality disclosure and developing accurate, timely communication that describes the Trust's activities and the Syncrude operations. Marie Fenez supports Siren with the investor relations function.

DAVID SIRRS

Director, Marketing

David directs our marketing program and, together with his team, focuses on optimizing our product value by developing long-range marketing and logistics plans, continuous evaluation of crude oil markets and transportation options, and maintaining strong relationships with our customers. David's team is comprised of Lynette Johnston, Reshma Rawji, Terry Frehlich and Nick Reid.



Last year we set the goal of marketing our Syncrude production directly. We believed that internalizing the marketing function would allow us greater insight into our customers' needs, enhance our understanding of crude oil markets and assist in the development of distribution strategies. Beginning in September 2006 we successfully achieved this goal and already are realizing many of the benefits.



DAVID SIRRS
Director, Marketing

With over 70 years of combined energy marketing experience, Canadian Oil Sands' marketing team focuses on optimizing our product pricing, enhancing our understanding of crude oil markets, managing our risk profile and maintaining strong relationships with our customers.

Our strongest motivation for internalizing marketing was to strengthen our ability to build long lasting relationships within the North American refining industry. With the increase in Syncrude's productive capacity to 350,000 barrels per day through Stage 3, we knew that strong relationships would be critical to our future success in achieving optimum value for our share of that production.

Profile building in the industry was another key undertaking for the new marketing team. Members of the marketing group assumed positions on the crude oil, pipeline expansion and markets and transportation committees of the Canadian Association of Petroleum Producers, focusing on ensuring that policy decisions reflect the unique needs of light oil producers. Our marketing group also has been instrumental in developing the transportation alternatives described in the Round Table Section of this annual report, which should reduce the risk of pipeline constraints in the coming years.

Customer education is an important objective for the marketing group as we expect to transition all of our production to a higher quality light crude. This enhanced SSP product promises even greater market potential with markedly higher distillate cetane and smoke point characteristics, and lower distillate sulphur and nitrogen content. These qualities should assist North American refiners to meet more stringent environmental requirements and will greatly assist in feedstock selection. Our customers can then rely on the consistency of this quality. Syncrude's strict quality control standards ensure that its crude falls within a narrow, predictable set of parameters. This dependability has value for refiners, as it allows them to run their operations more smoothly and efficiently.

Through our marketing efforts and the move to a higher quality blend, we believe that we are well positioned to achieve optimum pricing for our production, within the driving force of supply and demand. Our enhanced understanding of the crude oil market will also help us communicate market demand trends to Syncrude, thereby helping to shape the direction of our future production streams.


• SYNCRUDE PLANT
• EDMONTON
• VANCOUVER
• CASPER
• SALT LAKE CITY
• CHICAGO
• PATOKA
• WOOD RIVER
• CUSHING

ESTIMATED CONSUMPTION OF CANADIAN OIL SANDS' SSB PRODUCTION IN 2006


Eastern Canada
Washington State/Vancouver
Edmonton Area
Padd IV (U.S. Rocky Mountains)
Padd II (Midwest)


Canadian Oil Sands
Other

NORTH AMERICAN LIGHT SWEET SYNTHETIC CRUDE OIL SUPPLY
(bbls per day of productive capacity)

MARKETS FOR CANADIAN OIL SANDS' PRODUCTION

Canadian Oil Sands markets its synthetic crude oil production to refineries in both Canada and the United States, mostly in the regions shown on the map. For a portion of our sales, we are responsible for the transportation beyond Edmonton and delivery directly to the refinery, while for the remainder the refinery customers take delivery in Canada and are responsible for the transportation costs. With the improvement in the product quality to Syncrude™ Sweet Premium, we expect some of our traditional refinery customers will be able to significantly increase the amount of our crude feedstock they can process, allowing them to increase the volumes they purchase. This should contribute to an improved net realized price for SSP relative to SSB, reflecting reduced transportation costs as the production would not have to move as far to clear the market.

Syncrude is the single largest source of light, sweet synthetic crude oil in North America with Canadian Oil Sands representing the largest share of this production.


91
BUCYRUS
BUCYRUS
91 Syncrude

EXPERIENCED OPERATOR

The Syncrude project is an integrated oil sands mining facility that processes bitumen into a light, sweet crude oil. Syncrude Canada Ltd. operates the project on behalf of seven joint venture owners. Although a private joint venture, Syncrude adheres to corporate governance standards. A board of directors oversees the organization, chaired by Canadian Oil Sands' President and CEO with representation by the other owners as directors. The owners also provide strategic direction to Syncrude through active representation on various steering committees, particularly the Syncrude Management Committee which interfaces with Syncrude's executive to steward the project's operations and expansions.

Extracting and processing bitumen from the oil sands is a complex, challenging business with the potential for high returns when operations are running smoothly. In a world where crude oil is becoming harder to find, the application of new technologies should help make oil sands development increasingly efficient. The operators that are best positioned to succeed in this environment are those with experience.

Syncrude is one of the pioneers in the oil sands, having been in continuous operation since 1978. Over that time, Syncrude has established a reputation as a safe, environmentally sustainable and innovative operator. Many of the technologies used today in the oil sands industry are patented Syncrude inventions, such as hydrotransport and low energy extraction.

Production and operating cost performance

Since it began operations in 1978, Syncrude has been successful in growing production and reducing per barrel operating costs (see graph on page 29); however, this trend stalled in 2001 when we embarked on our Stage 3 expansion project. We believe one of the reasons for the more erratic performance was the re-direction of efforts towards the Stage 3 project combined with the disruption caused by the construction of a complex, large expansion within an existing operating facility.

In 2006, we completed and started up our Stage 3 expansion, resulting in a rise in Syncrude production to 94.3 million barrels, or an average 258,000 barrels per day; however, the incremental volumes were offset somewhat by a scheduled turnaround of Coker 8-1 earlier in the year and unplanned maintenance of Coker 8-2 late in the year.

Operating costs in 2006 averaged $27.07 per barrel. As the majority of costs are fixed, unit operating costs are highly variable with production levels. In 2006 we saw our cost base increase as we added the people and equipment necessary to support the expanded Stage 3 facility, but it was not until later in the year with the start-up of those operations that we began to benefit from the additional production. As well, the turnaround and maintenance work performed on two cokers contributed to higher operating costs because of the volume impact and the expensing of all maintenance and turnaround costs in the period they are incurred.

Natural gas also has a significant impact on our operating costs. Natural gas is used in our production process as an energy source, but we use it mostly to create hydrogen to raise our product quality to the Syncrude™ Sweet Blend ("SSB") standard. In 2006, we consumed more natural gas in our operations because of the start-up of Stage 3 and the coker maintenance. Syncrude's operations are highly integrated, which means energy efficiency is reduced during maintenance and startup periods.

Going forward, we expect to consume higher volumes of natural gas until our Stage 3 operations stabilize, after which we expect to consume about 0.85 gigajoules for every barrel of synthetic oil we produce. This improvement in our energy efficiency should not only contribute to lower operating costs, but also to less greenhouse gas emissions per barrel.

We expect volumes to rise as a result of our expanded Stage 3 facilities with Syncrude now capable of producing 350,000 barrels per day. It may take us some time before we average those volumes, given that we must first stabilize the operation of the new units. Once we have achieved stable design rates, Stage 3 should provide scale economies and corresponding lower per barrel operating costs; however, the effect of inflation - a reflection of the very heated oil sands economy - will temper what we can achieve in terms of operating cost reductions.

Syncrude self-generates about two-thirds of its energy requirements in its integrated operation. A primary use of imported natural gas is to improve product quality and help refineries meet higher fuel standards, including low-sulphur diesel.

1964
Syncrude Canada Ltd. is incorporated.

1978
The first barrel of upgraded crude oil flows in July and the Syncrude Project officially opens in September.

1983
Syncrude announces the Capacity Addition Project - a $1.2 billion capital investment program aimed at increasing productive capacity to 150,000 barrels per day from 109,000 barrels per day.

1988
The Capacity Addition Project is completed on time and under budget.

1993
Thirty Wood Bison are released on 25 hectares of reclaimed land on the Syncrude site, establishing a viable bison herd that continues to thrive today in a dedicated Wood Bison habitat.

1997
Syncrude announces a multi-staged expansion project called Syncrude 21, with the ultimate goal of increasing productive capacity to over 500,000 barrels per day.

1997 con't...
Syncrude opens the first train of its North mine and introduces first full-scale commercial application of Syncrude pioneered hydrotransport technology. Hydrotransport enables access to oil sands mines remote from extraction facilities, and contributes to improved energy efficiency and reduced operating costs.



SYNCRUDE PERFORMANCE
Per Barrel Operating Costs
$/bbl
Annual Production
MMbbls
30
24
18
12
6
0
150
120
90
60
30
0
2007 Outlook
Design Capacity
1979
1989
1999
2006

1998

Syncrude becomes the first oil sand producer to ship a cumulative total of one billion barrels of crude oil.

1999

Stage 1 expansion completed with the startup of a second mining train in the North Mine and the Vacuum Distillation Unit, which boosts Syncrude's crude oil productive capacity and energy efficiency.

2000

Syncrude opens the Aurora North mine – the first mine remote from an upgrading facility – and introduces a suite of Syncrude innovations; the most notable being low energy extraction, which uses up to 40% less energy in the mining and extraction process, thereby contributing to lower operating costs and reduced greenhouse gas emissions.

2001

Stage 2 expansion completed and Stage 3 construction begins – the largest expansion undertaken in Syncrude's history.

2006

Stage 3 expansion completed, reaffirming Syncrude's position as the largest oil sands operator with a productive capacity of 350,000 barrels per day.

The original Base Mine is exhausted and the last dragline and bucketwheel retired. All of Syncrude's operations now employ the more efficient truck and shovel method – a system pioneered by Syncrude in the early 1980s.

Stage 3 begins operating

Stage 3 commenced operations on August 30, 2006. The project originally came on-line in May 2006, but was temporarily suspended when Alberta Environment issued an environmental protection order in response to reports of unpleasant odors.

The source of these odors was the ammonia being used in the new flue gas desulphurizer ("FGD"). The FGD is designed to scrub the sulphur emissions from the new coker by combining these emissions with ammonia. Analysis indicated the ammonia produced at the Syncrude operation contains impurities, including odor-causing compounds. Syncrude is currently purchasing aqueous ammonia to support the operation of the FGD and is investigating a solution that will enable it to use the on-site produced ammonia.

The FGD is now doing what it was designed to – significantly reducing SO_2 emissions from the expanded facilities and producing an ammonium sulphate slurry. This slurry is being supplied to an on-site plant operated by Marsulex, who use it to produce a marketable fertilizer product.

The Stage 3 project also was designed to improve product quality for all the barrels coming out of the plant from SSB to SSP. The transition to this higher quality crude has been delayed to the fourth quarter of 2007 as Syncrude must first make modifications to the steam generation unit of the new hydrogen plant. The modifications are not expected to be complicated or costly, and Syncrude plans to perform them during planned turnarounds in the fall of 2007 to minimize any lost production.

*Syncrude produces the equivalent of **15%** of Canada's crude oil needs based on the project's current productive capacity.*

Syncrude's Stage 3 facilities have the design capability to produce approximately 375,000 barrels per stream day when operating at full capacity under optimal conditions and with no downtime for maintenance or turnarounds. This daily production capacity is referred to as "barrels per stream day". However, under normal operating conditions, scheduled downtime is required for maintenance and turnaround activities and unscheduled downtime will occur as a result of mechanical problems, unanticipated repairs and other shutdowns. When allowances for such downtime are included, the daily design productive capacity of Syncrude's post-Stage 3 facilities is approximately 350,000 barrels per day on average and is referred to as "barrels per calendar day".

Syncrude's primary objective is to reach design capacity of 350,000 barrels per calendar day as soon as possible, although we anticipate that a period of stabilizing the new facility is required before we can ramp up to full production, during which production levels will likely fluctuate. For 2007, we are forecasting Syncrude production to average about 300,000 barrels per day.

In the future, it is possible that we may even be able to exceed design capacity. Similar projects, including Syncrude's original base plant, have surpassed name plate capacity through various optimization efforts.

Improving reliability under the new Management Services Agreement

Syncrude Canada Ltd. entered into a Management Services Agreement with Imperial Oil Resources in November 2006 in order to provide Syncrude with new tools and resources to improve operational reliability. Syncrude will have access to the global best practices and systems of Imperial Oil Resources and ExxonMobil. The agreement does not change the joint venture operating structure; Syncrude continues as the operator of the facilities under the direction of the Syncrude Management Committee, and Canadian Oil Sands remains the chair of that committee.

The term of the agreement is initially for 10 years with five-year renewal provisions thereafter. During the first 10 years, Syncrude will pay $47 million in annual fixed service fees as well as cover the direct costs Imperial Oil Resources incurs in providing these services. The fixed fees then drop to $33 million annually on renewal. As well, performance fee incentives will apply if certain targets are achieved between years four and 10. Each Syncrude Joint Venture owner pays its pro rata share of these costs.

Under the agreement, the following opportunity areas have been identified:

- Increased production through improved maintenance effectiveness and reliability by implementing ExxonMobil's Global Reliability System.
- Improved energy efficiency through the implementation of a Global Energy Management System.
- Heightened procurement efficiencies through full access to Imperial and ExxonMobil's global contracts and contemporary sourcing strategies.
- Strengthened business controls with the implementation of the Controls Integrity Management System.

SYNCRUDE OWNERSHIP


Canadian Oil Sands
36.74%
Imperial Oil Resources
25%
Petro-Canada Oil and Gas
12%
Conoco-Phillips Oil Sand Partnership II
9.03%
Nexen Oil Sands Partnership
7.23%
Mocal Energy Limited
5%
Murphy Oil Company Ltd.
5%

Canadian Oil Sands is the largest owner of Syncrude with a 36.74% interest and provides the only pure investment opportunity in the project.

QUALITY RESOURCE BASE

The size and quality of Syncrude's resource base provide the project with a distinct advantage. Syncrude's eight leases envelop some of the richest resource in Alberta's oil sands. Proved plus probable reserves of fully upgraded crude oil are estimated at five billion barrels. An additional four billion barrels of contingent recoverable resource is expected to be reclassified as proved plus probable if and when the plans to develop them are implemented, and we obtain approval from the Syncrude owners and the regulatory authorities.

The quality of Syncrude's resource is also among the best. Syncrude's Aurora North and South leases have low total volume to bitumen in place ratios ("TV/BIP") of 7.2 and 8.1, respectively. These deposits are the future of Syncrude's operations and their low TV/BIP ratios enhance the economics of the Syncrude project. TV/BIP measures the total volume of material (dirt, sand and bitumen) relative to the volume of bitumen in place; it considers how much waste must be removed to access the bitumen deposit and the ore grade, or the richness of the deposit. Other oil sands mining projects have TV/BIP ranges of 7.0 to 10.7.

Long-life Resources *As at December 31, 2006 (billions of barrels of SSB)*	*Syncrude*	*Canadian Oil Sands*[1]
Proved Reserves[2]	2.8	1.0
Proved plus Probable Reserves[2]	5.0	1.8
Estimated Recoverable Resources *(includes proved plus probable reserves and contingent resources)*	9	3

1 *The Trust, through its operating subsidiaries, held a 35.49% interest in the Syncrude project as at December 31, 2006. On January 2, 2007, the Trust's interest in Syncrude rose to 36.74%.*

2 *Gross reserve volumes before deduction of Crown royalties, based on independent reserves evaluation by GLJ Petroleum Consultants effective December 31, 2006 and prepared in accordance with National Instrument 51-101.*


WLS
SHELL
ATHABASCA RIVER
WLS
SYNENCO
WLS
UTS
SHELL
BRISTOL
SYNENCO
SUNCOR
OTHER
CNRL
CLS
UTS
BADLAND
HUSKY
SHELL
IMPERIAL
WLS
CNRL
WLS
AURORA NORTH
EXXON MOBIL
VALVE CREATION
SHELL
AURORA SOUTH
HUSKY
ENCANA
WLS
TOTAL
CNRL
CNRL
SHELL
SUNCOR
ENCANA
IMPERIAL
SASKATOON ASSETS
DEVON
NORTH MINE
BASE MINE
SUNCOR
SUNCOR
WLS
ENCANA
BADLAND
PETRO CANADA
SUNCOR
PETRO CANADA
ENCANA
MAVERICK
EXXON MOBIL
SCOTT
LEGEND
MINEABLE
VALVE CREATION
ENCANA
WOOD OIL
CAVALIER


SYNCRUDE •
FORT McMURRAY •
EDMONTON •
• CALGARY

The Syncrude Project is located 40 kilometers north of the town of Fort McMurray in Alberta, Canada.

SYNCRUDE'S QUALITY LEASES

Syncrude's leases are in the sweet spot of the Athabasca Oil Sands deposit, spanning over 102,000 hectares and holding an estimated nine billion barrels of fully upgraded, recoverable crude oil resource. This resource is sufficient to produce 500,000 barrels per day for about 50 years.

EXPANDED INFRASTRUCTURE

The completion of the Stage 3 project in 2006 provided Syncrude with the capacity to produce an average 350,000 barrels per calendar day. It also provided additional capacity that can be fully utilized in the next growth stage, referred to as the Stage 3 debottleneck, which is expected to add incremental capacity of 30,000 to 50,000 barrels per day around 2012. The last stage under Syncrude's preliminary growth plans is Stage 4. This expansion is expected to boost incremental capacity by another 100,000 barrels per day and be on stream post 2016.

SYNCRUDE EXPANSION PLANS


500,000
BARRELS PER DAY
400,000
BARRELS PER DAY
350,000
BARRELS PER DAY
Stage 4
Stage 3: Debottleneck
Stage 3
Stage 3: Ramp-Up
Base
500
400
300
200
100
0
2005
2010
2015
2020

Base reflects 2005 actual production; Stage 3 ramp-up reflects 2006 actual production and 2007 production outlook; Stage 3, Debottleneck and Stage 4 reflect productive capacity; the Debottleneck and Stage 4 are preliminary and have not yet been approved by Syncrude's owners.

STEP 1.0:
MINING

After removing the overburden - the rock, sand and clay material typically found above the oil sands layer - Syncrude's fleet of trucks and shovels excavate the oil sand. The oil sand is subsequently mixed with water to create a slurry that is pumped to extraction facilities.

STEP 2.0:
EXTRACTION

Slurry from the mines is fed into the Primary Separation Vessels. There, bitumen floats to the surface as froth. The bitumen froth is diluted with naphtha and then fed into centrifuges that further separate the liquids and solids.

STEP 2.1:
FROTH TREATMENT

In the final step of the extraction process, the naphtha is removed in the Diluent Recovery Units, leaving only pure bitumen.

UTILITIES

Syncrude's utilities operations produce steam, electricity and air as well as treat the water required to run plant operations. Syncrude is self-reliant in electrical power generation and is a net exporter of electricity to the Alberta power grid.

STEP 3.0:
UPGRADING

The bitumen is fed into either a Coker or the LC Finer where it is thermally cracked to produce hydrocarbon gases, naphtha and gas oil. The liquid products are conveyed to the hydroprocessing units for final clean-up.

STEP 3.1:
SECONDARY UPGRADING

Hydrotreating is the final step in converting bitumen to synthetic crude oil. In the hydroprocessing units, hydrogen is used to remove sulphur and nitrogen compounds.

STEP 4.0:
BLENDING /STORAGE

The hydrotreated components are blended together, resulting in a sweet synthetic crude oil. The oil is then transported via pipeline to refineries throughout Canada and the U.S.



NORTH MINE & AURORA NORTH
AURORA NORTH
AURORA NORTH
AURORA SOUTH
MINING
EXTRACTION
FROTH TREATMENT
UTILITIES
UPGRADING
SECONDARY UPGRADING
BLENDING/STORAGE
STAGE 1 & 2 (existing)
STAGE 3 (2006)
STAGE 3* debottlenecking (2012)
STAGE 4* (2016)

** Preliminary; requires Syncrude owner approval*

C.E. (CHUCK) SHULTZ

Chairman and Chief Executive Officer, Dauntless Energy Inc., Chairman of the Board of Directors

Mr. Shultz is the Chair and Chief Executive Officer of Dauntless Energy Inc. (private oil and gas company) which he formed in 1995. Prior to that, from 1990 to 1995, Mr. Shultz served as President and Chief Executive Officer of Gulf Canada Resources Limited (oil and gas company). He is a director of Enbridge Inc. (public pipeline company) and of Newfield Exploration (public U.S. oil and gas company). He also is a director of several private companies, and sits on the Siemens Canada Advisory Board. He has completed the Institute of Corporate Directors, Corporate Governance program and holds an accredited ICD designation under that program.

MARCEL R. COUTU

President and Chief Executive Officer, Canadian Oil Sands Limited

Prior to Mr. Coutu becoming the President and Chief Executive Officer of the Corporation in 2001, he was Chief Financial Officer of Gulf Canada Resources Limited from May 1999 to July 2001. Mr. Coutu has completed the Institute of Corporate Directors, Corporate Governance program and holds an accredited ICD designation under that program. He is Chairman of the Board of Syncrude Canada Ltd. and a director of Brookfield Asset Management. Mr Coutu is a member of the Association of Professional Engineers, Geologists and Geophysicists.

E. SUSAN EVANS, Q.C.

Corporate Director, Pending Chair, Corporate Governance and Compensation Committee

Mrs. Evans has served in the oil industry for more than 25 years, initially in private practice with Bennett Jones LLP and subsequently with Encor Inc. (public oil and gas company) as Vice President, Law & Corporate Affairs and Corporate Secretary. Since her retirement in 1993, she has served as a Director of several public companies including Home Oil Company, Anderson Exploration Inc. and Athabasca Oil Sands Limited. Mrs. Evans was also a Commissioner of the Alberta Financial Review Commission, Chair of the Audit Committee for the Province of Alberta, Chair of the Alberta Judicial Compensation Commission and Director of the Canada Deposit Insurance Corporation in Ottawa. She currently serves on the Board of Directors of Enbridge Inc. (public pipeline company).

THE RIGHT HONOURABLE DONALD F. MAZANKOWSKI

Corporate Director and Business Consultant

Rt. Hon. Donald F. Mazankowski is a recipient of the Order of Canada and a director of a number of major Canadian corporations, including ATCO, Great West LifeCo, IGM Financial Incorporated, Power Corporation of Canada, Power Financial Corporation, Shaw Communications Inc., Weyerhauser Co., and Yellow Pages Income Fund. Mr. Mazankowski is also a senior advisor to Gowling, LaFleur Henderson LLP, Barristers and Solicitors. Mr. Mazankowski enjoyed a distinguished 25-year career as a Member of Parliament of Canada from 1968 to 1993 and held several senior Cabinet positions including Deputy Prime Minister from 1986 to 1993, Minister of Finance from 1991 to 1993 and President of the Privy Council from 1986 to 1991. Mr. Mazankowski was also Minister of Agriculture, Minister responsible for Privatization and Regulatory Affairs, President of the Treasury Board, Government House Leader, Minister of Transportation and Minister responsible for the Canadian Wheat Board.

WAYNE M. NEWHOUSE

Corporate Director,
Chair, Resources, Marketing Operations and Environmental, Health and Safety Committee

Mr. Newhouse is a Professional Engineer and oil and gas executive with over 40 years of broad industry experience. From 1995 to present, Mr. Newhouse served as President of two private oil and gas companies. Prior to 1995, he was a Senior Vice President with Norcen Energy Resources Ltd. Mr. Newhouse also has served as a director of a number of public companies, including a conventional oil and gas trust, and is currently a director of E-T Energy Ltd. He has completed the Financial Literacy for Directors course.

WALTER B. O'DONOGHUE, Q.C.

Corporate Director,
Chair, Corporate Governance and Compensation Committee

Prior to January 2005, Mr. O'Donoghue was a partner at Bennett Jones LLP where he practiced corporate law, mergers and acquisitions and securities law for over twenty years. He served as a commissioner of the Alberta Securities Commission for six years from April 1997 to March 2003. He also has served in the past as a director of a number of public issuers, including Telus Corporation and Gulf Canada Resources Limited.
Mr. O'Donoghue is retiring from the Board, effective April 25, 2007.

BRANT SANGSTER

Corporate Director

Mr. Sangster was appointed as a director in September 2006, bringing with him nearly 38 years of experience in the energy industry. In 2006, Mr. Sangster retired as Senior Vice President, Oil Sands with Petro-Canada following a 25-year career as a senior executive with that company. He was responsible for managing Petro-Canada's oil sands businesses, including their 12% interest in the Syncrude Joint Venture and participation in the Fort Hills mining and upgrading project. Prior to joining Petro-Canada, Mr. Sangster held various strategic planning and operating positions with Imperial Oil Resources Ltd. for 13 years. Mr. Sangster currently serves on the Board of Directors of Titanium Corporation Inc.

WESLEY R. TWISS

Corporate Director,
Chair, Audit Committee

Mr. Twiss is a corporate director with more than 35 years of energy industry experience. He was Executive Vice President and Chief Financial Officer of PanCanadian Energy Corporation from October 2000 until April 2002 and was Executive Vice President and Chief Financial Officer of Petro-Canada from 1998 through 2000. In those roles, Mr. Twiss was responsible for directing all aspects of corporate financial affairs, as well as strategic management and corporate development. He is a director of Keyera Facilities Income Trust, EPCOR and Addax Petroleum Corporation. He has completed the Institute of Corporate Directors, Corporate Governance program and holds an accredited ICD designation under that program.

JOHN B. ZAOZIRNY

Counsel, McCarthy Tétrault LLP

Mr. Zaozirny is Counsel to McCarthy Tétrault LLP, Barristers and Solicitors and Vice Chairman of Canaccord Capital Corporation. He also is a director of a number of public entities including Fording Canadian Coal Trust, IPSCO Inc., Pengrowth Corporation, TerraVest Income Fund, Provident Energy Ltd., Computer Modelling Group, Bankers Petroleum Inc., Candax Energy Inc., Coastal Energy Co., Bayou Bend Petroleum Ltd. and Canaccord Capital Corp. In addition to his private sector experience, Mr. Zaozirny was in public service as a former Minister of Energy for the Province of Alberta.

The following Management's Discussion and Analysis ("MD&A") was prepared as of February 22, 2007 and should be read in conjunction with the audited consolidated financial statements and notes thereto of Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") for the years ending December 31, 2006 and December 31, 2005.

ADVISORY - in the interest of providing the Trust's Unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future production and cost estimates, plans and operations, certain statements throughout this MD&A contain "forward-looking statements" under applicable securities law. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: the estimated value and amount of reserves and resources; the expected impact on the Trust from the announced changes to the federal government's taxation of income trusts, including without limitation, the negative impact on net income, cash from operating activities and Unitholder distributions and on future taxes; the expected increased D&D rate; the energy consumption levels for 2007 and beyond; the expected increased reliability and other benefits from the Management Services Agreement between Syncrude Canada Ltd. and Imperial Oil Resources; the anticipated timing to reach full production rates from Coker 8-3 and to modify the FGD unit and hydrogen plant; the anticipated costs of the new marketing group being comparable to the fees paid to EnCana Corporation for marketing services; the expected impact that increased supplies of synthetic crude oil will have on the net realized selling price that Canadian Oil Sands receives for its product; the expectation not to enter into crude oil hedges in the future; the expected realized selling price for Canadian Oil Sands' product as expressed as a differential to WTI; the level of natural gas consumption; the anticipated capital expenditures for 2007 including the amount attributable to the Syncrude Emissions Reduction project; the expected timing to produce SSP; the expected price for crude oil and natural gas in 2007; the expected production, revenues and operating costs for 2007; the net sales proceeds of the disposition of the remainder of Canada Southern Petroleum Ltd.'s conventional assets; the anticipated impact that certain factors such as natural gas and oil prices, foreign exchange and operating costs have on the Trust's cash from operating activities and net income; and the expected impact of any future environmental legislation or changes to the Crown royalties regime.

You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this MD&A include, but are not limited to: the impact of technology on operations and processes and how new complex technology may not perform as expected; labour shortages and the productivity achieved from labour in the Fort McMurray area; the supply and demand metrics for oil and natural gas; the impact that pipeline capacity and refinery demand have on prices for our products; the variances of stock market activities generally; normal risks associated with litigation; general economic, business and market conditions; regulatory changes; and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust.

You are cautioned that the foregoing list of important factors is not exhaustive. The discussion on proposed tax changes in trust tax legislation is based solely on the general information found in the background paper issued by Finance at the time of the October 31, 2006 announcement (which is not legislation), the guidelines issued by Finance on December 15, 2006, and the draft amendments to the ***Tax Act*** *released on December 21, 2006. No assurance can be given that the final legislation implementing the 2006 proposed tax changes will be consistent with the foregoing or that Canadian federal income tax law respecting income trusts and other flow-through entities will not be further changed in a manner which adversely affects the Trust and its Unitholders. To the extent that changes, including the 2006 proposed tax changes, are implemented, such changes could result in the income tax considerations described in this MD&A being materially different in certain respects. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A, and unless required by law, the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.*

BUSINESS DESCRIPTION

Canadian Oil Sands Trust is an open-ended investment trust that generates income from its oil sands investment in the Syncrude Joint Venture ("Syncrude"), the largest oil sands facility in the world. Our interest in Syncrude throughout 2006 and 2005 was 35.49%, but increased to 36.74% on January 2, 2007 following the acquisition of an additional 1.25% working interest. Our investment represents the largest ownership and only pure public investment opportunity in Syncrude. Syncrude, which has been in operation since 1978, is operated and administered by Syncrude Canada Ltd. ("Syncrude Canada") on behalf of the Syncrude owners. While Syncrude Canada is responsible for the daily operations of the joint venture, a Management Committee and other various committees of Syncrude Canada's Board of Directors, staffed by the Syncrude owners, oversee and approve significant Syncrude expenditures and long-term strategies.

Syncrude produces a high quality, light, sweet crude oil referred to as "Syncrude™ Sweet Blend" ("SSB") from oil sands sourced from its Base, North and Aurora North mines located in the Athabasca region of Northern Alberta. When combined with Syncrude's Aurora South lease, which has not yet been developed, Canadian Oil Sands' estimated proved plus probable reserves total 1.8 billion barrels. Syncrude's current resource estimate of approximately nine billion barrels, or three billion barrels net to the Trust, includes the proved plus probable reserves as well as contingent resources.

Syncrude's extensive oil sands leases provide a long-term source of bitumen for the production of SSB, which has an average gravity of about 32°API and less than 0.2% sulphur content. Each Syncrude owner receives its share of SSB production-in-kind and is responsible for its own marketing activities. SSB is transported by various pipelines to refineries throughout most of Canada and the United States ("U.S.").

In 2006, Syncrude's productive capacity of its bitumen extraction plants and upgrading facilities increased by 100,000 barrels per day to approximately 350,000 barrels per day, or 128 million barrels annually. The increase in capacity reflects the completion of the third phase, referred to as Stage 3, of Syncrude's multi-staged expansion plan that is aimed at achieving productive capacity in excess of 500,000 barrels per day. The Stage 3 facilities came on-line in August 2006. With the new facilities, Syncrude's estimated proved plus probable reserves life is approximately 40 years.

Syncrude's post-Stage 3 facilities have the design capability to produce approximately 375,000 barrels per day when operating at full capacity under optimal conditions and with no downtime for maintenance or turnarounds. This daily production capacity is referred to as "barrels per stream day". However, under normal operating conditions, scheduled downtime is required for maintenance and turnaround activities and unscheduled downtime will occur as a result of mechanical problems, unanticipated repairs and other shutdowns. When allowances for such downtime are included, the daily productive capacity of Syncrude's post-Stage 3 facilities is approximately 350,000 barrels per day on average and is referred to as "barrels per calendar day". Unless stated otherwise, all references to Syncrude's productive capacity in the following discussions refer to barrels per calendar day.

EXECUTIVE OVERVIEW

Canadian Oil Sands is responsible for funding our share of Syncrude's operations, expansions, and our own administrative costs. Funding sources include cash from operating activities, generated from the sale of our portion of SSB produced at the Syncrude plant and, as required and deemed appropriate, debt and equity financing. Free cash flow, which is calculated as cash from operating activities, less capital expenditures and reclamation trust contributions, is a key indicator of the Trust's ability to repay debt and pay Unitholder distributions.

Cash from operating activities is highly dependent on the net selling price received for our SSB, production and sales volumes, operating costs and other expenses, including Crown royalties. The price we receive for our product, net of crude oil purchases, transportation and marketing fees, reflects the realized selling price at the Syncrude plant gate for sales of SSB production. Historically, it has correlated closely to the U.S. West Texas Intermediate ("WTI") benchmark oil price, and also was impacted by movements in U.S./Canadian foreign exchange rates. World events and supply and demand fundamentals create volatility in crude oil prices, in addition to impacting the price differential of our SSB product relative to Canadian dollar WTI prices. The differential can move from a premium to a discount depending on the supply/demand dynamics in the market.

Production volumes reflect the capacity of the Syncrude facility and reliability of its operations. The process of mining, extracting and upgrading bitumen is a highly technical and complex operation requiring regular maintenance of the various operating units, which can affect production volumes, and consequently, revenues. Production volumes have a significant impact on per barrel operating costs as a large proportion of the costs are fixed and, if the plant is not operating, repair costs typically are also being incurred. One of the most significant production costs is natural gas; accordingly, operating costs are also sensitive to changes in natural gas prices and the consumption level of natural gas volumes in the production process.

The Trust's sales volumes will differ modestly from its share of Syncrude's production volumes due to changes in inventory, which are primarily in-transit pipeline volumes. These in-transit volumes vary with current production. The growth in SSB production from the Stage 3 facilities also has required Canadian Oil Sands to access more distant markets to sell its share of SSB production, which generally increases in-transit pipeline volumes.

In addition to funding sustaining capital expenditures, our cash from operating activities is used to pay distributions to our Unitholders, manage debt levels relative to our net debt target, and to finance acquisitions or our share of Syncrude's expansion projects.

Management continually explores for acquisition opportunities of oil sands related assets to identify opportunities that may add value for our Unitholders. We also seek to maximize long-term Unitholder value by optimizing distributions to Unitholders. Distributions are dependent upon free cash flow, financing requirements for major sustaining capital projects and expansions, and our objective of maintaining an investment grade credit rating. Management and Canadian Oil Sands' Board of Directors feel that it is necessary to have a strong credit rating in order to finance future expansion and acquisition opportunities with minimal equity dilution, while remaining unhedged to oil prices.

In late 2006, the federal government announced its intention to impose a new tax on certain distributions from existing income and royalty trusts effective in 2011. If the

MARKET CAPITALIZATION AT DECEMBER 31
($ billions)


2002 2.2
2003 4.0
2004 6.2
2005 11.7
2006 15.4


2002 2.6
2003 5.4
2004 7.9
2005 13.3
2006 16.6

ENTERPRISE VALUE AT DECEMBER 31 (MARKET CAP + NET DEBT)
($ billions)

proposed changes are enacted, the Trust's Unitholder distributions will be materially impacted once the new rules are in effect. In response to these proposed trust tax rules, the larger asset base resulting from the recent acquisition of the 1.25% Syncrude working interest and the completion of the Stage 3 project, Canadian Oil Sands has adjusted its financing strategy and correspondingly revised its net debt target to about $1.6 billion, up from $1.2 billion. The increase in the net debt level should reduce the cost of capital and assist in optimizing value to the Trust's Unitholders by positioning the Trust to accelerate fuller payout of free cash flow during the transition period until the new tax rules take effect.

More information regarding Canadian Oil Sands, including our Annual Information Form ("AIF"), is available at www.sedar.com or on our website at www.cos-trust.com.

REVIEW OF SYNCRUDE OPERATIONS

Syncrude's production in 2006 was marked by the start-up of the Stage 3 facilities, which resulted in 94.3 million barrels, or approximately 33 million barrels net to the Trust, being produced. On a daily basis, 2006 production was approximately 258,000 barrels per day, or 91,600 barrels per day net to the Trust based on its 35.49% working interest. In our original 2006 guidance provided in the fourth quarter of 2005, we had anticipated production from the new Stage 3 facilities to begin the second quarter of 2006. However, during the initial start-up of the new Coker 8-3 in May 2006, odorous emissions were detected that resulted in the shutdown of that coker 10 days later. The source of the issue was identified and remediated, and by the end of August, Syncrude successfully restarted the Stage 3 operations, with Coker 8-3 running at near-design capacity rates for a portion of the third quarter. That quarter was also supported by better reliability and operating performance of the original Mildred Lake upgrading facility (the "Base Plant"). However, late in November 2006, Coker 8-2 underwent unscheduled maintenance, including a complete outage of the unit to clean internal coke deposits before it was returned to service in January 2007. This unplanned maintenance, in addition to an extended Coker 8-1 turnaround in the first quarter of 2006, reduced the impact of the incremental Stage 3 production.

Production in 2006 exceeded the prior year by 16.2 million barrels, or 5.7 million barrels net to the Trust, primarily as a result of the incremental Stage 3 production and better reliability and throughput rates from the other upgrading units in the third quarter of the year. By comparison, the prior year's lower production level reflects an extended Coker 8-2 turnaround, sulphur plant pump problems, maintenance activity on the heavy gas oil hydrotreaters, the vacuum distillation unit shutdown and throughput restrictions.

Now that the Stage 3 project is complete, with the exception of some final clean-up work, Syncrude's current focus is to reach sustained annual production of 128 million barrels, or 47 million barrels net to the Trust. To assist in achieving this objective, Syncrude Canada, as operator of the joint venture, entered into a Management Services Agreement with Imperial Oil Resources ("Imperial") on November 1, 2006. Under the agreement, Imperial will provide operational, technical and business management services to Syncrude Canada by utilizing its global expertise and association with ExxonMobil, with the goal of improving Syncrude's operating reliability and performance. Imperial has a vested interest through its 25% ownership in Syncrude.

The agreement is effective November 1, 2006 and has an initial term of 10 years with five-year renewal provisions, but can be cancelled at any time by either Imperial or Syncrude Canada upon 24 months notice. An opportunity assessment team ("OAT") comprised of experts from Syncrude, Imperial, ExxonMobil, and some of the other

Syncrude owners, including Canadian Oil Sands, has been formed and is conducting a comprehensive onsite assessment of the Syncrude operations in the first quarter of 2007. The mandate of this team is to better understand, prioritize and define best approaches for implementing potential opportunities. In the second quarter of 2007, the OAT is expected to make specific recommendations to the Syncrude owners. If the recommendations that are approved by the Syncrude owners are not to the reasonable satisfaction of Imperial, then Imperial can terminate the Management Services Agreement.

For the first 10 years of the agreement, Canadian Oil Sands is committed to pay its 36.74% pro-rata share of the approximately $47 million annual fixed service fees, or $17 million net to Canadian Oil Sands, in addition to its share of the direct costs incurred by Imperial in providing the services to Syncrude Canada. Following the initial 10 year period, the annual fixed service fees drop to $33 million, or approximately $12 million net to the Trust. After the first three years and to the end of the tenth year, variable fees based on the achievement of certain performance targets also apply. Syncrude Canada would be required to pay such variable fees, in a range comparable to the fixed fee component, to the extent there was a corresponding benefit realized through higher production and/or lower per barrel operating costs in each year. The fixed fee component for the first 10 years of the agreement has been included as a commitment of the Trust in the "Contractual Obligations and Commitments" section of this MD&A.

The agreement also promotes Syncrude's growth plans to increase its productive capacity to over 500,000 barrels per day by engaging the Syncrude owners to pursue the scope design of the currently proposed Stage 3 debottleneck and Stage 4 expansions.

SELECTED ANNUAL FINANCIAL INFORMATION

($ millions, except per Trust Unit amounts)	*2006*	*2005*	*2004*
Revenues, after crude oil purchases, transportation and marketing expense	2,432	1,967	1,352
Net income	834	831	509
Net income per Trust Unit, Basic[1]	1.79	1.81	1.14
Net income per Trust Unit, Diluted[1]	1.78	1.80	1.14
Cash from operating activities	1,142	949	594
Cash from operating activities per Trust Unit[1]	2.45	2.07	1.33
Total assets	6,532	5,925	5,068
Net debt[2]	1,291	1,649	1,682
Total other long-term financial liabilities[3]	273	241	136
Unitholder distributions per Trust Unit[1]	1.10	0.40	0.40

1 *Trust Unit information has been adjusted to reflect the 5:1 Unit split that occurred on May 3, 2006.*

2 *Long-term debt less cash and cash equivalents.*

3 *Includes employee future benefits and other liabilities as well as the asset retirement obligation.*

In order to provide meaningful information to our Unitholders, the focus of our MD&A is to provide explanations of material variances in our financial results and significant events that have occurred since December 31, 2005. Canadian Oil Sands considers material information to be any information relating to the business of the Trust and its subsidiaries that would reasonably be expected to have a significant influence on an investor's investment decision. We believe users of our financial results consider material information

to be that which impacts the Trust's net income, net income, cash from operating activities and free cash flow, which is available for distribution to Unitholders, for reinvestment in growth through expansions or acquisitions, or for repayment of debt. We endeavour to identify and provide in our MD&A, financial statements, and guidance documents on a timely basis and in an understandable form, the factors that impact our net income, cash from operating activities and free cash flow, namely: crude oil prices, production and sales volumes, our SSB net realized selling prices relative to WTI prices, hedging impacts, costs of operations, financing costs, capital and other relevant costs.

In each of 2006, 2005 and 2004, the financial results of Canadian Oil Sands reflect a 35.49% working interest in the Syncrude Joint Venture. The financial results do not include the additional 1.25% working interest acquired by Canadian Oil Sands from Talisman Energy Inc. ("Talisman") on January 2, 2007. All Trust unit ("Unit") information has been adjusted to reflect the 5:1 Unit split, which occurred on May 3, 2006. In the last half of 2006, Canadian Oil Sands acquired Canadian Arctic Gas Ltd., formerly Canada Southern Petroleum Ltd. ("Canadian Arctic"). The results of operations related to Canadian Arctic's conventional oil and gas assets are reflected in "Loss from discontinued operations" on the Trust's Consolidated Statement of Income and Unitholders' Equity.

CANADIAN OIL SANDS AVERAGE DAILY SALES
(bbls per day)



2002 49,806
2003 66,793
2004 84,575
2005 75,994
2006 91,844



2002 1.24
2003 0.56
2004 1.33
2005 2.07
2006 2.45

CASH FROM OPERATING ACTIVITIES
($ per Unit)

An important change in this MD&A compared to that of prior years is that we now are discussing "cash from operating activities", as per the Trust's Consolidated Statements of Cash Flows, as our measure of the Trust's ability to generate cash from operations. Previously Canadian Oil Sands reported "funds from operations", which did not include changes in non-cash working capital from operating activities and was not considered a Canadian generally accepted accounting principles ("GAAP") measure. Cash from operating activities provides similar information to funds from operations and better comparability to other reporting entities as it is a GAAP measure.

Revenues, after crude oil purchases, transportation and marketing expense, reflect the additional Stage 3 volumes that came on stream in August 2006, supported by a higher average realized selling price for our SSB product. Canadian Oil Sands' daily sales volumes averaged approximately 91,800 barrels, an increase of 21% compared to 2005, and of 9% over 2004. Prior to 2006, Syncrude's highest production levels were in 2004, reflecting an unusual year without a coker turnaround. Comparatively, Coker 8-1 and Coker 8-2 underwent turnarounds in 2006 and 2005, respectively. As well in 2005, sulphur plant pump problems, maintenance activity on the heavy gas oil hydrotreaters, the vacuum distillation unit shutdown and throughput restrictions all served to reduce production in that year.

An increase in the average realized selling price reflects similar increases in WTI prices, which averaged US$66.25 per barrel, US$56.70 per barrel, and US$41.47 per barrel in each of 2006, 2005 and 2004, respectively. The full impact of the higher 2006 WTI benchmark price was not realized in 2006 due to a weakening of the SSB price differential to WTI as well as a strengthening of the Canadian dollar relative to the U.S. dollar, which averaged $0.88 US/Cdn in 2006, up from $0.83 and $0.77 in 2005 and 2004, respectively. In 2006, our SSB product traded at an average discount of $2.57 per barrel to Canadian dollar WTI prices compared with a premium of $1.05 per barrel in 2005 and a discount of $1.53 per barrel in 2004. We believe the movement in the differential primarily reflects varying supply levels of light synthetic crude oil from a number of producers over the past three years. Supply rose as additional production came on stream from new oil sands projects, including Syncrude's Stage 3 expansion, and decreased during periods when producers were going through turnarounds or experiencing difficulties in their production facilities.

The increase in revenues, after crude oil purchases, transportation and marketing expense, was the primary reason for the overall increase in net income and cash from operating activities in 2006 compared with the two prior years. However, partially offsetting the increase in 2006 revenues were increases to Crown royalties, operating costs, depreciation, depletion and accretion ("DD&A") expense, and future income tax expense, combined with lower foreign exchange gains relative to both 2005 and 2004. The increase in DD&A and future income tax expense and the reduction in the unrealized portion of the foreign exchange gains in 2006 reduced the Trusts' net income, but did not impact cash from operating activities. Crown royalties rose to $232 million, or $6.93 per barrel in 2006, reflecting the shift in May 2006 to the higher royalty rate of 25% of net revenues compared to the minimum 1% of gross revenues that had been in place for 2005 and 2004, which resulted in Crown royalties of $19 million, or $0.71 per barrel, and $18 million, or $0.58 per barrel, in each of those years, respectively.

Operating costs were $907 million, or $27.07 per barrel, in 2006, compared with $731 million, or $26.34 per barrel in 2005, and $601 million, or $19.40 per barrel in 2004. Equipment and staff to support Syncrude's Stage 3 operations were in place throughout 2006, although production from the new facilities was not established until the end of August 2006, which contributed to higher production costs of $20.97 per barrel, compared to $19.25 per barrel and $15.16 per barrel in 2005 and 2004, respectively. Purchased energy accounted for $6.10 per barrel of the total operating costs, slightly lower than $7.09 per barrel in 2005, but higher than $4.24 per barrel recorded in 2004. While the cost of natural gas was comparable in each of 2006 and 2004 at approximately $6 per gigajoule ("GJ"), consumption per barrel in 2006 was substantially higher, reflecting larger volumes being mined at the Aurora mine, which relies mainly on purchased gas for its energy needs, as well as increased use of purchased natural gas while the Stage 3 facilities were being brought on-line compared to 2004. Purchased energy costs were higher in 2005 than both 2006 and 2004, primarily reflecting an average natural gas price of $8.40 per GJ.

OPERATING COSTS
($ per bbl)


2002 16.99
2003 21.12
2004 19.40
2005 26.34
2006 27.07

DD&A expense increased in 2006 relative to the two prior years because of a higher depreciation and depletion ("D&D") rate and larger production volumes. The per barrel D&D rate was $7.34, $6.11, and $5.50 in each of 2006, 2005 and 2004, respectively, as a result of increasing Stage 3 capital costs and higher future development costs. Unrealized foreign exchange gains were $1 million in 2006, a decrease of $35 million and $88 million compared to 2005 and 2004 as the Canadian dollar strengthened more in 2005 and 2004, resulting in larger gains in each of those years. Future income tax reduced net income by $18 million in 2006 compared to a reduction of only $1 million in 2005 and an increase of $27 million in 2004.

Total assets continued to increase significantly in 2006 compared to 2005, reflecting a build in the Trust's cash balance of $265 million at year-end, of which $237 million was paid to Talisman on January 2, 2007 to satisfy the cash component of the additional Syncrude interest acquisition. Capital assets increased by $237 million, reflecting both capital expenditures for our share of Syncrude's capital program in excess of depreciation and depletion, as well as the acquisition of the Arctic gas properties of Canadian Arctic during 2006. The Canadian Arctic acquisition increased capital assets by $165 million and goodwill by $52 million. In 2005 and 2004, our share of Syncrude's capital expenditures, largely related to the Stage 3 capital program, increased capital assets by approximately $800 million and $942 million, respectively. Accounts receivable rose at December 31, 2006 due to the higher SSB sales volumes and sales price, compared to December 31 in each of 2005 and 2004.

Total other long-term financial liabilities rose substantially at the end of 2006 and 2005 compared to 2004 year-end mainly due to an increase in the asset retirement obligation ("ARO") in 2006 and 2005. Each of the Syncrude owners are liable for their share of ongoing environmental obligations for the ultimate reclamation of the Syncrude project. The ARO represents the present value estimate of Canadian Oil Sands' share of these costs, which, as at December 31, 2006, increased to $173 million from $148 million and $44 million at year-end 2005 and 2004, respectively.

Syncrude's undiscounted estimate of the total cash flows required to settle the Trust's share of the obligation rose to $595 million at December 31, 2006 from $525 million at December 31, 2005 and $275 million at December 31, 2004. The increases in 2006 and 2005 from 2004 are mainly the result of revised assumptions regarding the volume of reclamation material required and the costs associated with storing and handling the additional material. Cost escalation associated with revegetation, landforming, and additional regional drainage requirements also contributed significantly to the estimate increases. In addition, adjustments totalling $37 million were recorded in 2005 to correct the Trust's ARO balance.

2006 QUARTERLY OPERATING COSTS
($ per bbl)


Q1 40.23
Q2 28.48
Q3 19.68
Q4 23.60
Annual 27.07

Cost escalation, particularly as a result of inflationary pressures in the Fort McMurray area, has been a significant trend that has arisen over the last few years. The Trust's D&D rate, ARO, operating and capital costs have all been impacted by higher cost of materials and services and the associated costs of labour shortages. We anticipate these inflationary pressures will continue in light of the significant level of oil sands activity that is expected, particularly over the next three years as the other major oil sands projects are completed.

Net debt at December 31, 2006 decreased to $1.3 billion from $1.6 billion at December 31, 2005 as a result of a larger cash balance at year-end and repayment of amounts owing on the Trust's credit facilities in 2006 compared to the prior year-end. Net debt at December 31, 2005 fell slightly from December 31, 2004 as funds from operations in 2005 were more than sufficient to cover capital expenditures and distributions, and a stronger Canadian dollar reduced the carrying value of our U.S. dollar denominated long-term debt.

SUMMARY OF QUARTERLY RESULTS

Quarterly variances in revenues, net income, and cash from operating activities are caused mainly by fluctuations in crude oil prices, production and sales volumes, production costs, and natural gas prices. Net income is also impacted by non-cash foreign exchange gains and losses caused by fluctuations in foreign exchange rates on our U.S. dollar denominated debt and by future income tax changes. While the supply/demand balance for crude oil affects selling prices, the impact of this equation is difficult to predict and quantify and has not displayed significant seasonality. A large proportion of operating costs are fixed, and as such, per barrel operating costs are highly variable to production volumes. Maintenance and turnaround activities are typically scheduled to occur in the first or second quarter. However, the exact timing of unit shutdowns cannot be precisely scheduled, and unplanned outages will occur. As a result, production levels also may not display reliable seasonality patterns or trends. Maintenance and turnaround costs are expensed in the period incurred and can lead to significant increases in operating costs and reductions in production in those periods, as demonstrated by the high per barrel operating costs, particularly in the first quarters of 2006 and 2005. Natural gas prices are typically higher in winter months as heating demand rises, but this seasonality is significantly influenced by weather conditions and North American natural gas inventory levels.

($ millions, except where otherwise noted)	Q1	Q2	2006 Q3	Q4	Annual
Revenues, after crude oil purchases, transportation and marketing expense	473	624	689	646	2,432
Net income	91	337	278	128	834
Net income per Trust Unit, Basic	0.20	0.72	0.60	0.27	1.79
Net income per Trust Unit, Diluted	0.20	0.72	0.59	0.27	1.78
Cash from operating activities	187	209	334	412	1,142
Cash from operating activities per Trust Unit	0.40	0.45	0.72	0.88	2.45
Net realized selling price *($/bbl)*	70.24	79.35	78.43	63.71	72.56
Operating costs *($/bbl)*	40.26	28.48	19.68	23.60	27.07
Daily average sales volumes *(bbls/d)*	74,929	86,394	95,438	110,185	91,844

($ millions, except where otherwise noted)	Q1	Q2	2005 Q3	Q4	Annual
Revenues, after crude oil purchases, transportation and marketing expense	344	492	612	519	1,967
Net income	59	218	380	174	831
Net income per Trust Unit, Basic	0.13	0.48	0.83	0.38	1.81
Net income per Trust Unit, Diluted	0.13	0.48	0.83	0.37	1.80
Cash from operating activities	105	199	364	281	949
Cash from operating activities per Trust Unit	0.23	0.43	0.79	0.61	2.07
Net realized selling price *($/bbl)*	63.66	68.03	77.43	72.07	70.91
Operating costs *($/bbl)*	38.13	21.35	23.61	25.54	26.34
Daily average sales volumes *(bbls/d)*	59,897	79,506	85,942	78,318	75,994

2006 QUARTERLY REALIZED SELLING PRICE
($ per bbl)


Q1 70.24
Q2 79.35
Q3 78.43
Q4 63.71


Q1 74,929
Q2 89,394
Q3 95,438
Q4 110,185

2006 QUARTERLY DAILY AVERAGE SALES VOLUMES
(bbls per day)

Higher revenues, after crude oil purchases, transportation and marketing expense, in the last half of 2006 reflect the additional Stage 3 volumes, which came on at the end of August 2006. The unplanned maintenance on Coker 8-2 that occurred in the latter half of the fourth quarter reduced the full impact of higher Stage 3 volumes and increased operating costs. The third quarter of 2006 reflected reliable operations and the start-up of the Stage 3 facilities, which resulted in lower operating costs on a per barrel basis relative to the other quarters in 2006 and 2005. The increased volumes in the third quarter of 2006 were supported by strong selling prices for our SSB, reflecting robust WTI prices averaging US$70.60 per barrel, which generated $689 million in revenues. In the second quarter of 2006, we realized $79.35 per barrel on our SSB sales, which also resulted in increased revenues compared to 2005. In each of the first quarters of 2006 and 2005, production was impacted by significant turnaround schedules, thereby reducing revenues and increasing operating costs.

During the second quarter of 2006, Crown royalties shifted to the higher rate of 25% of net revenues, compared to the minimum 1% of gross revenues that had been in place since January 1, 2002. The 2006 third and fourth quarter results reflect the full impact of the higher Crown royalty expense compared to the second quarter of 2006, which included only one month at the higher rate.

Foreign exchange gains and future income tax recoveries of $46 million and $29 million, respectively, in the second quarter of 2006 increased net income relative to the other quarters in the year. Comparatively, in the third quarter of 2005, a $53 million foreign exchange gain contributed to net income totalling $380 million, or $0.83 per Unit.

Canadian Oil Sands' unaudited fourth quarter 2006 results have been discussed and analyzed in our MD&A released on January 29, 2007 and filed with the Trust's January 29, 2007 press release, which is available at www.sedar.com.

REVIEW OF CONSOLIDATED RESULTS

Canadian Oil Sands reported net income in 2006 similar to 2005, but higher cash from operating activities. Net income was $834 million, or $1.79 per Unit, in 2006 compared to $831 million, or $1.81 per Unit in the prior year. Cash from operating activities rose to $1.1 billion, or $2.45 per Unit, from $0.9 billion, or $2.07 per Unit, in 2005. The improved cash from operating activities reflects larger sales volumes in 2006, supported by a slightly higher average sales price for our SSB product. Higher revenues in 2006 were partially offset by increases in operating costs, Crown royalties, DD&A and future income tax expense compared to 2005, as well as lower foreign exchange gains than 2005, as shown in the table below. Cash from operating activities was impacted by the same factors, excluding DD&A, unrealized foreign exchange gains, and future income taxes as they are non-cash items.

NETBACK AFTER HEDGING
($ per bbl)


2002 21.95
2003 16.62
2004 23.70
2005 43.86
2006 38.56

($ per bbl)	*2006*	*2005*	*$ Change*
Net realized selling price	72.56	70.91	1.65
Operating costs	(27.07)	(26.34)	(0.73)
Crown royalties	(6.93)	(0.71)	(6.22)
Netback	38.56	43.86	(5.30)
Non-production costs	(2.08)	(3.06)	0.98
Administration and insurance	(0.65)	(0.73)	0.08
Interest, net	(2.93)	(3.74)	0.81
Depletion, depreciation and accretion	(7.61)	(7.13)	(0.48)
Foreign exchange gain	0.16	1.05	(0.89)
Current and future income tax	(0.53)	(0.29)	(0.24)
	(13.64)	(13.90)	0.26
Net income per barrel	24.92	29.96	(5.04)
Sales volumes (MMbbls)	33.5	27.7	5.8

Net income before unrealized foreign exchange gains and future income tax expense, which management believes is a better measure of operational performance than net income, was $851 million, or $1.83 per Unit in 2006, an improvement of $55 million, or $0.10 per Unit compared to the prior year. The following table reconciles this measure to net income.

($ millions)	*2006*	*2005*	*$ Change*
Net income per GAAP	834	831	3
Add (Deduct):			
Unrealized foreign exchange gain	(1)	(36)	35
Future income tax expense	18	1	17
Net income before unrealized foreign exchange and future income taxes	851	796	55

The net income before unrealized foreign exchange and future income taxes reflected in the previous table is a measurement that is not defined by GAAP. The Trust also reports funds from operations, free cash flow, and Unitholder distributions on both a total and per Unit basis, as well as cash from operating activities per Unit, which are all measures that do not have any standardized meaning under Canadian GAAP. Funds from operations are calculated on the Trust's consolidated statement of cash flows as cash from operating activities before changes in operating non-cash working capital. Free cash flow is now calculated as cash from operating activities less capital expenditures and reclamation trust contributions in the period. The net income before foreign exchange and future income taxes in the previous table and the Trust's funds from operations and free cash flow may not be directly comparable to similar measures presented by other companies or trusts.

NET INCOME
($ millions)


2002 271
2003 310
2004 509
2005 831
2006 834


2002 0.95
2003 0.78
2004 1.14
2005 1.81
2006 1.79

NET INCOME - BASIC
($ per Unit)

Consolidated results compared to the prior year's annual report Outlook

The Trust provides estimates of its anticipated financial and operating results for the next fiscal year in our annual report, and we revise this guidance throughout the year in our quarterly reports and information releases to reflect actual operating results and new information as it becomes available.

The Trust's $1.1 billion funds from operations in 2006 were 15% higher than the $970 million guidance in the 2005 annual report. Higher net revenue, partially offset by a related increase in Crown royalties, was the main factor contributing to the strong 2006 performance.

Total revenues, after crude oil purchases, transportation and marketing expense, in 2006 were $2.4 billion, exceeding our Outlook estimate of $2.3 billion. The better than expected results reflected WTI prices that averaged US$66.25 per barrel, compared to our US$55 per barrel forecast. The higher crude oil prices more than offset the lower Syncrude production volumes and stronger Canadian dollar relative to our estimated $0.85 US/Cdn foreign exchange rate. Syncrude production of 94.3 million barrels was lower than our original 100 million barrel guidance. Higher Crown royalties of $232 million, compared to our estimate of $183 million, corresponded with the higher actual revenues recorded in the year.

Our operating cost estimate for 2006 was $25.88 per barrel, based on a natural gas cost of $10.78 per GJ and the 100 million barrel Syncrude annual production estimate. By October 24, 2006, we had revised our operating cost outlook to $26.29 per barrel to account for lower than anticipated production and higher natural gas consumption volumes, partially offset by a decrease in estimated 2006 natural gas prices to $6.50 per GJ. Actual costs of $27.07 per barrel were slightly higher than the revised guidance, primarily as a result of the unplanned maintenance on Coker 8-2, which occurred in late November and extended through to January 2007.

Actual capital expenditures in 2006 were $300 million, similar to the forecast amount of $303 million.

Revenues, after Crude Oil Purchases, Transportation and Marketing Expense

($ millions)	*2006*	*2005*	*$ Change*	*% Change*
Sales revenue[1]	2,672	1,995	677	34
Crude oil purchases	(219)	(12)	(207)	1,725
Transportation and marketing expense	(41)	(40)	(1)	2
	2,412	1,943	469	24
Currency hedging gains[1]	20	24	(4)	(17)
	2,432	1,967	465	24
Sales volumes (MMbbls)	33.5	27.7	5.8	21

1 *The sum of sales revenue and currency hedging gains equals Revenues on the Trust's consolidated statement of income.*

NET REALIZED SELLING PRICE
($ per bbl)


2002
39.35
2003
38.23
2004
43.68
2005
70.91
2006
72.56


2002
715
2003
932
2004
1,352
2005
1,967
2006
2,432

REVENUES AFTER CRUDE OIL PURCHASES, TRANSPORTATION AND MARKETING EXPENSE AND HEDGING
($ millions)

($ per barrel)	*2006*	*2005*	*$ Change*	*% Change*
Realized selling price before hedging[2]	71.96	70.08	1.88	3
Currency hedging gains	0.60	0.83	(0.23)	(28)
Net realized selling price	72.56	70.91	1.65	2

2 *Sales revenue, after crude oil purchases, transportation and marketing expense divided by SSB sales volumes, net of crude oil volumes purchased.*

Following the expiry of the marketing services agreement between Canadian Oil Sands and EnCana Corporation ("EnCana") on August 31, 2006, Canadian Oil Sands marketed its share of Syncrude's production utilizing its own marketing department. The costs of this new marketing group are included in Administration expenses. These in-house expenses are expected to be comparable to the costs Canadian Oil Sands previously paid to EnCana to market its crude oil and related products, which were included in "Transportation and marketing expense".

Also commencing in the third quarter of 2006, the Trust started to separately disclose its crude oil purchases, which had previously been netted from sales revenue. Prior year information has been reclassified for comparative purposes. Canadian Oil Sands purchases crude oil from third parties to fulfill sales commitments with customers when there are shortfalls in Syncrude's production forecasts and to expand and develop long-term markets for our synthetic crude oil to support the sales of our SSB product. In addition, we buy crude oil to execute purchase and sales transactions mainly to facilitate crude oil location swaps, meet single shipper pipeline requirements or utilize a third party's pipeline capacity or preferred tariff. The majority of the crude oil purchases in 2006 related to purchase and sales transactions, which involved selling crude oil to a counterparty and then buying a similar volume of oil back as part of a physical crude oil swap with minimal price risk.

The $469 million increase in 2006 revenues, after crude oil purchases, transportation and marketing expense and before currency hedging, reflected both an increase in sales volumes and a higher average realized SSB selling price. Sales volumes net of purchases averaged 91,800 barrels per day in 2006 compared to 76,000 barrels per day in 2005. This 21% increase reflects the increase in Syncrude production during the year, as explained in the "Review of Syncrude Operations" section of this MD&A. The year-over-year 3% increase in the average realized selling price before currency hedging gains is a result of a 17% rise in average WTI prices to US$66.25 per barrel in 2006, offset considerably by a weakening of our net realized selling price relative to WTI and a

strengthening of the Canadian dollar relative to the U.S. dollar. Foreign exchange rates averaged $0.88 US/Cdn in 2006 compared to $0.83 US/Cdn in 2005. Our SSB price differential to Canadian dollar WTI in 2006 averaged a discount of $2.57 per barrel, compared to a premium of $1.05 per barrel in the prior year. The shift in differentials primarily reflects the additional supply of synthetic crude oil in the market in 2006 compared to 2005. We are anticipating our annual SSB price differential to average a discount to Canadian dollar WTI of $4.00 per barrel in 2007 as a result of the additional supply of synthetic crude oil from the various oil sands producers, including Syncrude.



REALIZED PRICE COMPARED TO CANADIAN DOLLAR WTI
($ per bbl)
Canadian Oil Sands realized selling price at Syncrude Plant gate
Average WTI price (Cdn $)
80
70
60
50
40
30
2001
2002
2003
2004
2005
2006

Operating Costs

The following table breaks down unit operating costs into its major components and shows bitumen costs on both a per barrel of bitumen and per barrel of SSB produced basis. This allows investors to better compare Syncrude's unit costs to other oil sands producers.

	2006		2005	
	$ per bbl Bitumen	*$ per bbl SSB*	*$ per bbl Bitumen*	*$ per bbl SSB*
Bitumen Costs[1]				
Overburden removal	2.09		1.82	
Bitumen production	7.50		7.39	
Purchased energy[2]	2.64		3.18	
	12.23	14.47	12.39	14.95
Upgrading Costs[3]				
Bitumen processing and upgrading		4.89		3.93
Turnaround and catalysts		2.20		2.53
Purchased energy[2]		2.98		3.25
		10.07		9.71
Other and research		1.92		1.93
Change in treated and untreated inventory		0.25		(0.46)
Total Syncrude operating costs		26.71		26.13
Canadian Oil Sands adjustments[4]		0.36		0.21
Total operating costs		27.07		26.34
Syncrude production volumes (thousands of barrels per day)	305	258	258	214

1 *Bitumen costs relate to the removal of overburden, oil sands mining, bitumen extraction and tailings dyke construction and disposal costs. The costs are expressed on a per barrel of bitumen production basis and converted to a per barrel of SSB based on the current period's production of SSB. The cost difference reflects the yield of SSB from processing and upgrading as well as changes in bitumen and treated and untreated inventory. All overburden stripping costs are expensed in the period incurred.*

2 *Natural gas costs averaged $6.26 per GJ and $8.40 per GJ in 2006 and 2005, respectively.*

3 *Upgrading costs include the production and ongoing maintenance costs associated with processing and upgrading of bitumen to SSB. It also includes the costs of major refining equipment turnarounds and catalyst replacement, which are expensed.*

4 *Canadian Oil Sands' adjustments mainly pertain to Syncrude-related pension costs, property insurance costs, site restoration costs, as well as the inventory impact of moving from production to sales as Syncrude reports per barrel costs based on production volumes and we report based on sales volumes.*

PURCHASED ENERGY COSTS
($ per bbl, before hedging)


2002 2.38
2003 4.43
2004 4.24
2005 7.09
2006 6.10


2002 14.61
2003 16.69
2004 15.16
2005 19.25
2006 20.97

PRODUCTION COSTS
($ per bbl)

The operating cost table indicates the most significant changes in 2006 over 2005 resulted from the increases in bitumen processing and upgrading costs, including the amounts from the change in treated and untreated inventory, partially offset by reduced purchased energy costs in the bitumen and upgrading areas of the operation. As a result of the new Stage 3 facilities, more infrastructure and a larger workforce were in place in 2006 than 2005. However, since production from the new facilities did not come on stream until the last four months of 2006, the per barrel production costs increased. In addition, costs were generally higher in 2006 compared to 2005 due to the inflationary pressures in the Fort McMurray area.

Purchased natural gas is a significant component of the bitumen production and upgrading processes. Year-over-year, the decline in purchased energy costs of approximately $1 per barrel, as shown in the following table, reflects the reduction in natural gas prices of $2.14 per GJ, which more than offset the increase in consumption. The increase in consumption to 0.98 GJs per barrel is attributable to increased bitumen volumes sourced at the Aurora mine, and increased use of purchased natural gas for items such as steam generation during start-up of the Stage 3 facilities, which are highly integrated. Purchased energy consumption per barrel is expected to decline from levels recorded in 2006 once the Stage 3 operations have stabilized but consumption is expected to remain higher than historical norms. We estimate that long-term consumption going forward will be about 0.85 GJs per barrel as additional hydrogen, which is derived from natural gas, will eventually be used to increase product quality from SSB to "Syncrude™ Sweet Premium" ("SSP") and as bitumen is increasingly sourced from the Aurora mine. The Aurora mine relies mainly on purchased natural gas for its energy needs as process heat from the upgrader is unavailable due to the mine's distance from the Mildred Lake plant.

Included in "Other and research" in the operating cost table is the cost of Syncrude's incentive compensation and employee retention programs. Syncrude's incentive compensation is based on the market return of some of the Syncrude owners' units/shares, and therefore, can fluctuate from year-to-year. Such amounts were lower in 2006 than the prior year, reflecting lower performance of the owners' units/shares relative to 2005. Offsetting this reduction were costs accrued for the new employee retention program Syncrude introduced in 2006. Many oil sands operators have introduced similar programs, which are designed to retain experienced employees in the competitive Fort McMurray labour market.

($ per bbl of SSB)	2006	2005	Change	% Change
Production costs	20.97	19.25	1.72	9
Purchased energy	6.10	7.09	(0.99)	(14)
Total operating costs	27.07	26.34	0.73	3
(GJs per bbl of SSB)			Change	% Change
Purchased energy consumption	0.98	0.84	0.14	17

Non-Production Costs

Non-production costs consist primarily of development expenditures relating to capital programs, which are expensed, such as: research and development, commissioning costs, pre-feasibility engineering, technical and support services, and regulatory and stakeholder consultation expenditures. Non-production costs decreased to $70 million from $85 million in 2006 and 2005, respectively, as there were fewer costs related to the commissioning and start-up of Stage 3 with the completion of that project earlier in 2006. In the prior year, the project was nearing completion and additional costs were being incurred as more of the units associated with the project were being commissioned.

Crown Royalties Expense

Under Alberta's generic Oil Sands Royalty, the Crown royalty is calculated as the greater of 1% of gross plant gate revenue before hedging, or 25% of gross plant gate revenue before hedging, less Syncrude operating, non-production and capital costs. For the year ended December 31, 2006, Crown royalties were $232 million, or $6.93 per barrel, an increase of $213 million, or $6.22 per barrel, compared to 2005. The increase in 2006 Crown royalties reflects both the shift in royalty rate to 25% of net revenues from the minimum 1% of gross revenues, which occurred in the second quarter of the year, and the increased net revenues on an annual basis from the higher production volumes and increase in the average realized selling price.

Administration Expense

Administration expense rose to $17 million in 2006 from $12 million recorded in the prior year, primarily reflecting increased salaries and benefits resulting from higher compensation levels and additional employees hired in 2006 to staff the Trust's new marketing group.

Interest Expense, Net

($ millions)	2006	2005	$ Change	% Change
Interest expense on long-term debt	102	107	(5)	(4)
Interest income and other	(4)	(3)	(1)	48
Interest expense, net	98	104	(6)	(6)

Net interest expense decreased by $6 million in 2006 compared to 2005, primarily reflecting lower average net debt levels as the Trust repaid amounts owing on its credit facilities in 2006.

Depreciation, Depletion and Accretion Expense

($ millions)	*2006*	*2005*	*$ Change*	*% Change*
Depreciation and depletion	246	169	77	46
Accretion expense	9	29	(20)	(69)
	255	198	57	29

We depreciate and deplete our production assets and future development costs on a unit-of-production basis, based on proved plus probable reserves as National Instrument 51-101 provides that the total of proved plus probable reserves is the most likely estimate of an entity's reserves base.

Annually, the $77 million increase to D&D expense reflects the 21% increase in Syncrude production and a higher 2006 per barrel D&D rate. The 2006 D&D rate was approximately $7.34 per barrel, compared to $6.11 per barrel in 2005, which primarily reflects higher actual Stage 3 capital expenditures and increased estimates of other future development costs, as provided for in the Trust's December 31, 2005 independent reserves report.

DEPRECIATION AND DEPLETION EXPENSE
($ per bbl)


2002
2.85
2003
3.70
2004
5.50
2005
6.11
2006
7.34

Subsequent to December 31, 2006, Canadian Oil Sands' 2006 reserves report was completed by independent reserve evaluators. Other than 2006 production, the reserves report resulted in no significant revisions in our reserves base with proved plus probable reserves totalling 1.8 billion barrels, based on the Trust's 35.49% working interest at December 31, 2006. We anticipate our D&D rate to increase to approximately $8 per barrel for 2007, or approximately $330 million based on our 2007 production outlook of 40.4 million barrels net to the Trust. An increase in future development cost estimates in our 2006 reserves report, mainly as a result of the higher cost environment, and the January 2, 2007 working interest acquisition from Talisman, which increased the Trust's assets, are the main factors contributing to the expected D&D rate increase in 2007. The Trust's December 31, 2006 independent reserves report is summarized in the Trust's Annual Information Form and can be found at www.sedar.com, or on our website at www.cos-trust.com.

Accretion expense, which relates to our ARO liability, was significantly lower in 2006 compared to 2005 as the prior year included a $27 million adjustment to correct accretion expense. Excluding the prior year adjustment, accretion expense in 2006 was slightly higher than 2005 as a result of the higher ARO liability outstanding at December 31, 2005.

The Trust recorded an $18 million increase to its ARO liability and corresponding asset at December 31, 2006, which reflects increased cost estimates for its share of Syncrude's future reclamation costs. In addition, the acquisition of the additional working interest on January 2, 2007 will increase the Trust's ARO liability and related asset in 2007 by approximately $6 million. As a result, total accretion expense in 2007 is expected to be marginally higher compared to 2006 at approximately $11 million.

Canadian Oil Sands deposits $0.1322 per barrel of production into a mining reclamation trust account for its 35.49% Syncrude working interest. Including interest earned on the trust account, the reclamation fund account totalled $30 million at December 31, 2006, as shown on the Consolidated Balance Sheet under the heading "Reclamation trust". We anticipate increasing our reclamation funding starting in 2007 for the additional 1.25% Syncrude working interest we acquired on January 2, 2007.

Foreign Exchange Gains and Losses

As required by GAAP, U.S. denominated monetary balances are revalued at the foreign exchange rate at each period end, and the translation gains or losses are recorded in the current period's net income.

During 2006 and 2005, we had US$944 million of U.S. denominated long-term debt. Foreign exchange gains in each of those years are mainly the result of revaluations of this U.S. dollar denominated debt caused by fluctuations in U.S. and Canadian exchange rates. Unrealized foreign exchange gains on long-term debt of $1 million and $36 million were recorded in 2006 and 2005, respectively, as the Canadian dollar strengthened from the prior year-end in each of these years. We also have U.S. denominated cash, accounts receivable, and interest payable accounts that are revalued at the end of each period. Transactions on these accounts give rise to realized foreign exchange gains and losses, which comprise the remaining balance of the foreign exchange gains on the income statement.

Large Corporations Tax and Other

In the second quarter of 2006, the federal government enacted legislation eliminating federal capital tax, retroactive to January 1, 2006.

The Trust and its operating subsidiaries are structured to minimize the incidence of income tax. Trust income is sheltered by taxable distributions to Unitholders. Distributions made from the Trust are classified as either "taxable" or "tax-deferred". Rather than being treated as taxable income in the year the distributions are received, tax-deferred distributions reduce the Unitholders' tax-cost base. In 2006, 97% of distributions were taxable, and 3% were tax-deferred, similar to the prior year.

Under current tax legislation, the taxable portion of distributions is partially dependent upon income and tax deductions available to shelter this income at both the Trust and the subsidiary level. The tax balances available for deduction are disclosed in Note 11 to the audited Consolidated Financial Statements. The federal government's recently proposed tax changes for income trusts will have a substantial impact on the taxability of the Trust if legislated, as discussed in the "Proposed Changes in Tax Legislation" section of this MD&A.

Future Income Tax

The difference between the accounting basis and tax basis for assets and liabilities is referred to as a temporary difference for purposes of calculating future income taxes. The future income tax liability of Canadian Oil Sands primarily represents the temporary difference between the book value of capital assets and tax pools of the Trust's subsidiaries at the substantively enacted tax rates expected to be in effect when such temporary differences reverse.

Future income tax expense in 2006 increased to $18 million from $1 million in 2005. The increase in 2006 includes a $15 million expense adjustment related to the prior year; however, the Trust has not restated prior year's financial statements as such adjustment is not considered material. Also included in 2006 is a future income tax recovery of $29 million, as a result of substantively enacted reductions to future provincial and federal corporate tax rates and elimination of the federal surtax during the second quarter of 2006. The remaining variance from the prior year relates to changes in temporary differences.

In 2006, Canadian Oil Sands completed an acquisition of Canadian Arctic, as more fully discussed later in this MD&A, which resulted in a $52 million increase to the Trust's total future tax liability on its Consolidated Balance Sheet at December 31, 2006. The additional future tax liability recorded on acquisition reflects the temporary differences between the book value of the Arctic Island assets and the related tax pools at the substantively enacted tax rates expected to be in effect when such temporary differences reverse.

The federal government's recently proposed income tax changes for income trusts are likely to have an impact on the Trust's future income tax calculations if such tax changes are enacted. The new income tax rules have not yet been legislated as of the date of this MD&A, nor have the accounting regulators finalized guidance on future income tax rules associated with the taxation of trusts. However, if the new legislation and accounting guidelines are put into effect, we estimate the Trust's future income tax liability would increase by approximately $0.6 billion, with a corresponding decrease to net income in the period when the legislation is substantively enacted. The potential increase is a result of Canadian Oil Sands Trust's temporary differences, which may be required to be tax-effected.

CAPITAL EXPENDITURES
($ millions)


2002 403
2003 786
2004 942
2005 800
2006 300

Capital Expenditures

Capital spending decreased to $300 million in 2006 from $800 million in 2005, reflecting the completion of the Stage 3 and South West Quadrant Replacement ("SWQR") projects, partially offset by an approximate $30 million increase in spending on Syncrude's Emissions Reduction ("SER") project. The SER project is being undertaken to retrofit technology into the operation of Syncrude's original two cokers with the aim of significantly reducing total sulphur dioxide and other emissions. Expenditures on the SER project have started to ramp up following the completion of the Stage 3 expansion and are expected to total approximately $772 million, or $284 million net to the Trust based on its 36.74% working interest. The Trust's share of the SER project expenditures incurred to date, including amounts expensed, is approximately $49 million, with the remaining costs expected to be incurred over the next four years to coordinate with equipment turnaround schedules.

As at December 31, 2006, the Syncrude Joint Venture had spent approximately $8.5 billion to bring the Stage 3 project into operation, including $0.7 billion for the Aurora 2 Mining Train completed in late 2003. Ancillary costs for final clean up of the facilities and completion of various units remain to be incurred, which we anticipate will total approximately $90 million gross to Syncrude, or $33 million net to Canadian Oil Sands. The total cost for Stage 3 net to Canadian Oil Sands is equivalent to approximately $3.1 billion, based on our new 36.74% working interest.

Syncrude incurs both sustaining and expansion capital expenditures. Sustaining capital expenditures, which are costs required to maintain the current productive capacity of Syncrude's mines and upgraders, fluctuate considerably year-to-year due to timing of equipment replacement and other factors. Excluding major sustaining capital expenditure projects which occur from time to time, such as the SER and SWQR projects, we anticipate longer-term average sustaining capital expenditures of approximately $5 per barrel, or $240 million annually based on Stage 3 design capacity of 128 million barrels, or 47 million barrels net to the Trust. Including the SER project, sustaining capital expenditures are expected to average $6 per barrel over the next four years. The Trust's sustaining capital expenditures on a per barrel basis were approximately $5 and $9 in 2006 and 2005, respectively, and included expenditures for the SER and SWQR projects.

ACQUISITION OF CANADIAN ARCTIC

In the last half of 2006, Canadian Oil Sands acquired Canadian Arctic for approximately $223 million. Canadian Oil Sands acquired 78% of Canadian Arctic in August 2006, and the remaining 22% in October 2006. At December 31, 2006, Canadian Oil Sands had disposed of a significant portion of Canadian Arctic's conventional oil and natural gas assets for approximately $28 million, with no gain or loss realized on the sales as the carrying values of the properties were equal to the proceeds received. The sale of the remaining properties is in progress. Canadian Oil Sands will continue to hold the natural gas interests in the Arctic Islands (the "Arctic assets") as a long-term hedge for Canadian Oil Sands' natural gas requirements at Syncrude, as well as the potential opportunity to participate in the development of another long-life energy resource. The Arctic assets represent mostly carried interests and as such, there is very little requirement for Canadian Oil Sands to fund any field development costs.

As a result of acquiring Canadian Arctic and the related accounting requirements of such a business acquisition, Canadian Oil Sands' Consolidated Balance Sheet included "Goodwill" and "Assets held for sale" at December 31, 2006. Each of these is explained more fully in the following discussions. Canadian Oil Sands' interest in Canadian Arctic's net income and losses since acquisition is reflected in "Loss from discontinued operations" on the Consolidated Statement of Income and Unitholders' Equity. The Arctic assets are undeveloped and not currently producing; therefore, no net income impact is associated with those properties.

Goodwill

Goodwill on Canadian Oil Sands' Consolidated Balance Sheet is the excess amount that resulted from the total purchase price of acquiring Canadian Arctic exceeding the accounting fair value of the net identifiable assets and liabilities of that company. At December 31, 2006, the $52 million of goodwill reflects the future income tax liability on the Arctic assets. The goodwill balance will be subject to impairment assessments at least annually, or more frequently if events or changes in circumstances occur that would reasonably be expected to reduce the fair value below the carrying value. At December 31, 2006, there was no impairment of the Trust's goodwill.

Assets Held for Sale

Since the Trust's intention was to sell the conventional assets of Canadian Arctic, the fair values of the assets and related liabilities less the estimated costs to sell the assets were classified as "Assets held for sale" on the Trust's Consolidated Balance Sheet. The assets held for sale have been reduced by $28 million of proceeds received for properties sold in 2006.

ACQUISITION OF ADDITIONAL SYNCRUDE WORKING INTEREST

On November 29, 2006, the Trust agreed to purchase Talisman's 1.25% indirect working interest in Syncrude for total consideration of $475 million. The purchase was settled with a cash payment of $237.5 million and the issuance of 8.2 million Units from treasury with an approximate value of $29 per Unit at the time of entering into the acquisition agreement. The transaction closed on January 2, 2007, increasing Canadian Oil Sands' working interest to 36.74%.

CRITICAL ACCOUNTING ESTIMATES

A critical accounting estimate is considered to be one that requires us to make assumptions about matters that are uncertain at the time the accounting estimate is made, and if different estimates were used, would have a material impact on our financial results. Canadian Oil Sands makes numerous estimates in its financial results in order to provide timely information to users. However, the following estimates are considered critical:

a)

Canadian Oil Sands must estimate the reserves it expects to recover in the future. Our reserves are evaluated and reported on by independent petroleum reserve evaluators. They evaluate the reserves using various factors and assumptions, such as forecasts of mining and extraction recovery and upgrading yield based on geological and engineering data, projected future rates of production, projected operating costs and oil price differentials, and timing and amounts of future development costs, all of which are subjective. Although reserves and forecasts of future net revenue are estimates, we believe that the factors and assumptions used in the estimates are reasonable based on the information available at the time the estimates are prepared. The reserves data is reviewed by management, our own engineer, our Audit Committee, which acted as our reserves committee in 2006, and our Board of Directors. (Effective January 1, 2007, the reserves function was separated from the Audit Committee and a new Reserves, Marketing Operations and Environmental, Health and Safety Committee was created.)

As circumstances change and new information becomes available, the reserves data could change. Future actual results could vary greatly from our estimates, which could cause material changes in our unit-of-production D&D rates and asset impairment tests, all of which use the reserves and/or future net cash flows in the respective calculations. If proved plus probable reserves were 10% lower, DD&A expense would have been approximately $27 million higher in 2006. Our impairment test is based on proved reserves for our 35.49% working interest at December 31, 2006, and had such reserves been 10% lower, there would not have been any impairment at year-end.

b)

In 2006, Canadian Oil Sands recorded its asset retirement obligation and corresponding asset based on the estimated discounted fair value of its 35.49% share of Syncrude's future expenditures that will be required for reclamation of each of Syncrude's mine sites. In determining the fair value, Canadian Oil Sands must estimate the amount of the future cash payments, the timing of when those payments will be required, and then apply an appropriate credit-adjusted risk free rate. Given the long reserves life of Syncrude's leases, the reclamation expenditures will be made over approximately the next 60 years, and it is difficult to estimate the timing and amount of the reclamation payments that will be required as they will occur far into the future.

Any changes in the anticipated timing or the amount of the payments subsequent to the initial obligation being recorded result in a change to our asset retirement obligation and corresponding asset. Such changes will impact the accretion of the obligation and the depreciation of the asset and will correspondingly impact net income. The asset retirement obligation is more fully described in Note 9 to the audited Consolidated Financial Statements.

In addition, due to the indeterminate useful life of Syncrude's upgrader facilities and the uncertainty in estimating the timing and amount of the reclamation expenditures, if any, related to Syncrude's sulphur blocks, no amounts have been recognized in the Trust's asset

retirement obligation for those components. Actual future reclamation costs related to the upgrading facilities and the sulphur block may materially impact the Trust's cash from operating activities in the years the reclamation costs are incurred.

c)

Canadian Oil Sands accrues its obligations for Syncrude Canada's post-employment benefits utilizing actuarial and other assumptions to estimate the projected benefit obligation, the return on plan assets, and the expense accrual related to the current period. The basic assumptions utilized are outlined in Note 6(a) to the audited Consolidated Financial Statements. A 0.25% change in the discount rate related to Syncrude's defined benefit pension plan would result in an approximate increase/decrease of $25 million in our employee future benefit liability.

In addition, actuarial gains and losses are deferred and amortized into income over the expected average remaining service lives of employees, which was estimated to be 12 years. Actual costs related to Syncrude Canada's employee benefit plans could vary greatly from the amounts accrued for the pension obligation and the plan assets. If Canadian Oil Sands had recognized the actuarial losses immediately into income, pension and other post-employment expense would have increased from $32 million to approximately $40 million in 2006. In addition, the accrued benefit liability on the Consolidated Balance Sheet would have increased from $108 million to $234 million. Canadian Oil Sands does not have a pension plan for its own employees. Therefore, all of the employee future benefit liabilities and expenditures relate to its working interest share of Syncrude Canada's pension benefit plan and post-employment plan obligations.

d)

Canadian Oil Sands must estimate its future tax liability at the end of each reporting period based on estimates of temporary differences, when those temporary differences are expected to reverse, and the tax rates at which they will reverse. However, actual tax rates at which the temporary differences will reverse and the amount of the temporary differences may differ from our estimates, which may result in material changes in our future income tax liability and future income tax expense or recovery.

CHANGE IN ACCOUNTING POLICIES

There were no significant changes to the Trust's accounting policies during the 2006 calendar year.

NEW ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2007, the Trust will be applying the accounting rules related to the new financial instruments accounting framework, which encompasses three new Canadian Institute of Chartered Accountant ("CICA") Handbook Sections: 3855 "Financial Instruments - Recognition and Measurement", 3865 "Hedges", and 1530 "Comprehensive Income". There was an additional Handbook section released related to disclosure and presentation of financial instruments (Section 3861), but it is not effective until 2008 for the Trust. The new accounting pronouncements that are effective for 2007 determine how reporting entities recognize and measure financial assets, financial liabilities and non-financial derivatives.

As a result of these new Handbook sections, and effective January 1, 2007, the Trust's deferred currency hedging gains of $35 million on its balance sheet will be recognized immediately as an increase to accumulated other comprehensive income ("AOCI"), a new category of the Trust's Consolidated Balance Sheet included in Unitholders' Equity, in accordance with Handbook Section 1530. The amount temporarily recorded in AOCI will be reclassified to net income over the remaining term of the hedged item, which is June 30, 2016.

Effective January 1, 2007, the Trust will no longer be applying hedge accounting to its existing foreign currency hedges and the interest rate swaps on its 3.95% medium term notes (the Trust does not apply hedge accounting to the other interest rate swaps on its US$70 million Senior Notes). On January 1, 2007, the Trust will mark-to-market the existing positions and will record the fair values of approximately $5 million on the Consolidated Balance Sheet as a deferred asset, with a corresponding increase to AOCI. Subsequent changes in the fair value of the positions will be recorded in net income. The amount recorded in AOCI will be drawn down over the term of the positions.

NET DEBT TO TOTAL CAPITALIZATION AT DECEMBER 31
(%)


2002 29
2003 40
2004 39
2005 33
2006 25

LIQUIDITY AND CAPITAL RESOURCES

($ millions)	*2006*	*2005*
Long-term debt	1,644	1,737
Less: Cash and cash equivalents	353	88
Net debt	1,291	1,649
Unitholders' equity	3,956	3,383
Total capitalization[1]	5,247	5,032

1 *Net debt plus Unitholders' equity. Net debt and total capitalization are non GAAP measures.*

Canadian Oil Sands' capital structure improved at December 31, 2006 compared to December 31, 2005. The $834 million of net income generated in 2006 exceeded the $263 million of distributions, net of the Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP"), paid in the year, leading to an increase in Unitholders' equity. The DRIP generated $249 million in new equity in 2006 at an average price of $30.49 per Unit.

Long-term debt decreased to $1.6 billion at December 31, 2006, as a result of credit facility repayments during the year. After deducting cash and cash equivalents of $0.3 billion, net debt was $1.3 billion at December 31, 2006. Accordingly, net debt to total capitalization, which we monitor as part of our ongoing compliance under our debt and credit facilities, was 25% at December 31, 2006 compared to 33% at December 31, 2005. We also consider net debt to cash from operating activities to be a key measure of financial leverage.

FINANCIAL LEVERAGE RATIOS

	2006	*2005*
Net debt to cash from operating activities *(times)*	1.1	1.7
Net debt to total capitalization *(%)*	25	33

Cash from operating activities, including a $22 million reduction in working capital requirements, totalled $1.1 billion, or $2.45 per Unit compared with the prior year in which changes in working capital reduced cash from operating activities to $0.9 billion, or $2.07 per Unit. Cash from operating activities was more than sufficient to fund investing activities of $523 million and Unitholder distributions of $512 million for the year. Investing activities consisted mainly of $300 million of capital expenditures and $171 million of Canadian Arctic acquisition costs, net of the $28 million of conventional asset sales proceeds. Cash balances increased year-over-year by $265 million after equity proceeds of approximately $250 million and repayment of $92 million owing on the Trust's credit facilities. Approximately $237 million of the cash balance was utilized on January 2, 2007 to satisfy the cash portion of the purchase of Talisman's 1.25% indirect working interest in Syncrude.

A Unitholder distribution schedule pertaining to the year ended December 31 is included in Note 15 to the audited Consolidated Financial Statements. The Trust historically has used debt and equity financing to the extent cash from operating activities was insufficient to fund distributions, capital expenditures, mining reclamation trust contributions, acquisitions and working capital changes from financing and investing activities.

NET DEBT AT DECEMBER 31
($ billions)


2002
0.4
2003
1.4
2004
1.7
2005
1.6
2006
1.3

In response to the recently proposed income trust tax changes, the larger asset base resulting from the recent acquisition from Talisman, and the completion of the Stage 3 project, the Trust has adjusted its financing strategy and correspondingly increased its net debt target from $1.2 billion to $1.6 billion. The increase in the net debt level should reduce the cost of capital and position the Trust to accelerate fuller payout of free cash flow before the new tax rules take effect in 2011.

The Trust has two debt tranches maturing in 2007: $195 million of medium term notes, which matured on January 15, 2007, and US$70 million of Senior Notes maturing on May 15, 2007. The Trust intends to refinance both of these issues using its committed long-term bank credit facilities as part of its $1.6 billion target net debt level and does not intend to repay the maturities with free cash flow. As at December 31, 2006, unutilized operating credit facilities amounted to $824 million. Including the Talisman acquisition, our current net debt level approximates our target of $1.6 billion.

Debt covenants do not specifically limit the Trust's ability to pay distributions and are not expected to influence the Trust's liquidity in the foreseeable future. Aside from the typical covenants relating to restrictions on Canadian Oil Sands' ability to sell all or substantially all of its assets or to change the nature of its business, financial covenants restrict total debt-to-total book capitalization at an amount less than 0.55 to 1.0. With a current net debt-to-book capitalization of approximately 25%, a significant increase in debt or decrease in equity would be required to negatively impact the Trust's financial flexibility under these covenants.

The Trust's cash from operating activities includes funding for Canadian Oil Sands' other operating obligations, namely its share of Syncrude's pension and reclamation funding. In 2006, the actual pension funding and reclamation expenditures (including contributions to the reclamation account shown as investing activities) of $32 million compared to the related accruals of $44 million included in the income statement for pension expense and ARO. In 2007, based on preliminary information, the Trust's funding requirements related to its share of Syncrude's pension liability are expected to increase by up to $10 million over 2006 levels. Such additional funding will be confirmed when Syncrude's actuarial valuation is completed in the second quarter of 2007. We do not anticipate a significant difference in our actual reclamation funding in 2007 over amounts

paid in 2006. Actual 2007 reclamation funding requirements (including contributions to the reclamation account) are not expected to differ materially from the ARO accretion expense recorded in the income statement.

Also as part of its financing strategy, the Trust has suspended its DRIP as of January 31, 2007. The DRIP provided cost-effective equity to support our financing plan for the Stage 3 expansion. The Trust no longer requires this source of funding; however, it may reinstate the DRIP to fund future investing activities, if required.

In the first quarter of 2006, Canadian Oil Sands extended its $840 million operating credit facilities. An overview of the key facilities terms can be found in Note 7 to the audited Consolidated Financial Statements.

In the fourth quarter of 2006, Standard & Poor's downgraded the Trust's credit rating to BBB with a stable outlook from BBB+ with a negative outlook. We do not expect this change to have a significant impact on the Trust's ability to finance its operations.

RETURN ON AVERAGE PRODUCTIVE CAPITAL EMPLOYED (%)


2002 34
2003 15
2004 21
2005 37
2006 24


2002 31
2003 20
2004 21
2005 28
2006 23

RETURN ON AVERAGE UNITHOLDERS' EQUITY (%)

A key benchmark used to evaluate the Trust's performance is return on average productive capital employed ("ROCE"), which is a measure of the returns the Trust realizes on its assets in productive use. In calculating ROCE, we exclude major expansion projects not yet used in production. In 2006, the Stage 3 Upgrader Expansion capital was put into production, and therefore was considered productive capital for half a year in 2006. The Trust's ROCE declined in 2006 over 2005 reflecting the higher capital employed without a commensurate increase in net income. While production volumes and revenues increased as a result of Stage 3 coming on-stream at the end of August, the financial benefit was partially offset by higher costs, including Crown royalties. The lower return on average Unitholders' equity in 2006 compared to the prior year reflects the build in Unitholders' equity since net income exceeded distributions, net of the DRIP, paid in the year. As net income did not increase commensurately with the equity rise, return on average Unitholders' equity declined. Based on our 2007 Outlook in this report, ROCE is expected to decline to approximately 12%.

PERFORMANCE MANAGEMENT RATIOS

	2006	2005
Return on average Unitholders' equity *(%)*	23	28
Return on average productive capital employed[1] *(%)*	24	37

1 *Calculated as net income before net interest expense, foreign exchange and future income taxes, divided by average productive capital employed, which excludes major expansion projects not yet in use.*

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

We have assumed various contractual obligations and commitments in the normal course of our operations. The following table indicates the significant financial obligations that are known as of December 31, 2006, and represent future cash payments we are required to make under existing contractual agreements, which we have entered into either directly, or as an owner in the Syncrude Joint Venture. On January 2, 2007, we completed the acquisition with Talisman, thereby reducing our $475 million commitment from December 31, 2006. There have been no other significant changes to the Trust's contractual obligations and commitments as of February 22, 2007.

($ millions)	Total	< 1 year	1 - 3 years	4 - 5 years	After 5 years
	Payments due by period				
Long-term debt[1]	1,644	276	641	-	727
Stage 3 expenditure obligations[2]	33	19	14	-	-
Capital expenditure commitments[3]	261	107	154	-	-
Pension plan solvency deficiency payments[4]	103	9	26	17	51
Management Services Agreement[5]	166	13	51	34	68
Pipeline commitments[6]	603	29	63	40	471
Acquisition of additional Syncrude working interest[7]	475	475	-	-	-
Other obligations[8]	378	176	157	9	36
	3,663	1,104	1,106	100	1,353

1 *While there is approximately $276 million of debt maturing in 2007, it is Canadian Oil Sands' intention and ability to refinance such debt.*

2 *The total estimated cost of the Stage 3 expansion is approximately $3.1 billion, net to the Trust, of which approximately $33 million remains to be incurred.*

3 *Capital expenditures commitments are comprised of our 36.74% share of Syncrude's Emissions Reduction project as well as other miscellaneous items.*

4 *We are responsible for funding our 36.74% share of Syncrude Canada's registered pension plan solvency deficiency, which was confirmed in the December 31, 2003 actuarial valuation completed in 2004. A new actuarial valuation for December 31, 2006 will be completed in the second quarter of 2007, at which time the Trust's pension funding commitments will be updated.*

5 *These include commitments for our 36.74% share of Syncrude's annual fixed service fees.*

6 *These include commitments for our 36.74% share of the AOSPL pipeline commitment as a Syncrude Joint Venture owner, and various other Canadian Oil Sands' pipeline commitments for transportation access beyond Edmonton.*

7 *The acquisition of Talisman's 1.25% indirect Syncrude working interest closed on January 2, 2007.*

8 *These obligations primarily include our 36.74% share of the minimum payments required under Syncrude's commitments for natural gas purchases and employee retention program. Other items include annual disposal fees for the flue gas desulphurization unit and capital and operating lease obligations. Asset retirement obligations are not included in these amounts.*

UNITHOLDERS' CAPITAL AND UNIT TRADING ACTIVITY

Canadian Oil Sands issues Unit options ("options") as part of its long-term incentive plan for employees. There were 203,310 options granted in 2006 with an average exercise price of $29.70 per option and a fair value of approximately $1 million, which will be amortized into income over a three-year vesting period. On January 29, 2007, another 163,652 options were granted with a fair value of approximately $1 million. There were 2.9 million options outstanding at February 22, 2007, representing less than 1% of Units outstanding. Each option represents the right of the optionholder to purchase a Unit at the exercise price determined at the date of grant. For options granted after June 1, 2005, the exercise price is reduced by distributions over a threshold amount. The options vest by one-third following the date of grant for the first three years and expire seven years from the date of grant.

In addition, 34,345 performance unit rights ("PUPs") were issued in 2006 and had an accrued value of approximately $1 million at December 31, 2006. On January 29, 2007, an additional 33,275 PUPs were granted with a fair value of approximately $1 million. The PUPs are earned based on total unitholder return at the end of three years compared to a peer group, with the actual unit equivalents earned ranging from zero to double the target award. More detail on the Trust's stock-based compensation plans can be found in Note 13 to the audited Consolidated Financial Statements, as well as the Trust's Management Proxy Circulars dated March 10, 2006 and March 11, 2005.

Canadian Oil Sands Units trade on the Toronto Stock Exchange under the symbol COS.UN. In May 2006, Canadian Oil Sands' Trust Units were split on a five-for-one basis. At December 31, 2006, based on the closing market price of $32.61 per Unit, our market capitalization and enterprise value were approximately $15 billion and $17 billion, respectively, up from $12 billion and $13 billion, respectively, at December 31, 2005 based on a closing Unit price of $25.20 (post-split basis) at that date. A table summarizing the Units issued in 2006 is included in Note 12(a) of the audited Consolidated Financial Statements. On January 2, 2007, the Trust issued another 8.2 million Units to Talisman, valued at approximately $237.5 million, as part of the consideration paid by the Trust to acquire the 1.25% indirect Syncrude working interest.

Unitholder distributions paid in 2006 totalled $512 million, or $1.10 per Unit, compared with $184 million, or $0.40 per Unit (adjusted for the 5:1 Unit split) recorded in the prior year. In 2005, distributions were paid to Unitholders on the last business day of the second month following the quarter end and were recorded as payable at each quarter end even though they were not declared. In the last quarter of 2005, the Trust changed how its Unitholder distributions were recorded in the Consolidated Financial Statements to reflect distributions paid in the quarter, rather than accrued; therefore, the prior year financial statements reflect only three quarters of distributions paid as there was no accrual at December 31, 2005, for the distribution of $0.20 per Unit paid on February 28, 2006. The change did not impact the distributions declared and paid to our Unitholders or the timing of such payments.

On January 29, 2007, the Trust declared a distribution of $0.30 per Unit for total distributions of approximately $144 million. The distribution will be paid on February 28, 2007 to Unitholders of record on February 8, 2007.

PROPOSED CHANGES IN TRUST TAX LEGISLATION

On October 31, 2006, the Minister of Finance announced the federal government's intention to impose a new tax on certain distributions from existing income and royalty trusts effective in 2011. A stated goal was to equalize the tax burden between income trusts and corporations after a transition period. On December 21, 2006, draft legislation was released for comment. Assuming the proposed changes are enacted, it is expected that the new tax will apply to Canadian Oil Sands' distributions and will ultimately have a material adverse impact on the cash available for distributions to Unitholders after the transition period in 2011. Under the proposed rules, distributions of non-portfolio earnings (as defined in the draft legislation) of the Trust would not be deductible to the Trust and would be taxable at the rate of 31.5%, thus reducing the distributions paid. Currently almost all of Canadian Oil Sands' Unitholder distributions are comprised of non-portfolio earnings. Distributions of non-portfolio earnings would be considered dividends under the new rules and eligible for the dividend tax credit, similar to the tax treatment on corporate dividends. As such, the after-tax impact would be relatively neutral to Canadian investors who hold

our Units in taxable accounts. Investors who hold our Units in tax deferred accounts and non-resident Unitholders would see their after-tax realizations decline significantly. The impact of the announcement resulted in a substantial decline in the market value of trust units generally.

While the proposed changes, if enacted, will negatively impact the after-tax realizations of some Unitholders, the fundamental business of Canadian Oil Sands remains unchanged. The Trust does not rely on the trust structure and issuance of equity to sustain its business. We have long-life reserves of approximately 40 years, based on Stage 3 productive capacity rates, with virtually no decline in our production profile. As well, we have approximately $2 billion of tax pools available to defer taxable income in future years. We have revised our net debt target to $1.6 billion, up from $1.2 billion, to accelerate fuller payout of free cash flow and allow the Trust to maximize distributions and conserve tax deductions until the proposed tax changes take effect in 2011.

The new rules are not expected to significantly limit our near-term Syncrude growth opportunities. The proposed changes permit "normal growth" throughout the transition period by allowing cumulative increases of equity capital of 40% in 2007 and 20% in each of the subsequent three years for a doubling of equity capital between now and 2010. Equity capital growth in excess of these limits may be deemed "undue expansion" and may subject the Trust's distributions to the proposed tax changes prior to the end of the transition period.

In the absence of final legislation implementing the 2006 proposed changes, the implications are difficult to fully evaluate and no assurance can be provided as to the extent and timing of their application to Canadian Oil Sands and our Unitholders. Management will evaluate Canadian Oil Sands' alternatives to most effectively optimize value for our Unitholders.

RISK MANAGEMENT

Canadian Oil Sands systematically approaches the management of risk through a process designed to identify, categorize and assess principle risks. Syncrude Canada, as operator of the joint venture, identifies and assesses the operational and environmental, health and safety ("EH&S") risks which may impact their operations. Canadian Oil Sands augments Syncrude's analysis with further consideration of risks specific to Canadian Oil Sands and by having representation on Syncrude Canada's EH&S committee, which stewards Syncrude's operations in that regard. We categorize risks based on their probability of occurrence and their potential impact on free cash flow, corporate reputation and EH&S. Syncrude and Canadian Oil Sands take a number of actions once the risks have been identified and categorized, including avoidance, mitigation, risk transfer and acceptance. The Board of Directors is presented annually with a summary of management's assessment of the risks and strategies aimed at reasonably managing such risks. The Board reviews such assessment and recommendations regarding management of the risks and provides oversight of this risk management process.

There are a number of risks impacting Canadian Oil Sands that affect free cash flow and therefore the distributions ultimately paid to Unitholders. Free cash flow is highly sensitive to a number of factors affecting cash from operating activities, including: Syncrude production, sales volumes, oil and natural gas prices, price differentials, foreign currency exchange rates, operating, administrative, and financing expenses, non-production costs, Crown royalties, and regulatory and environmental risks. Distributions are further impacted by sustaining and growth capital expenditures and Canadian Oil

integrated with existing systems and facilities. The risk of such complications is somewhat mitigated by Syncrude's procedures of performing a sequenced start-up of new units. With the start-up of Stage 3 in the second half of 2006, most of these risks have been reduced, but there is still a period of lining out the new units and integrating them into the existing operations in an effective and efficient manner.

Canadian Oil Sands reduces exposure to these operational risks by maintaining appropriate levels of insurance, primarily business interruption ("BI") and property insurance. We have purchased total coverage of US$1.0 billion of BI and property insurance in case Syncrude experiences an event causing a loss or interruption of production, such as a fire or explosion at the operating facilities. The BI insurance is subject to a 60 day self-retention period. While such insurance assists in mitigating some operational upsets, insurance is unlikely to fully protect against catastrophic events or prolonged shutdowns.

We also face risks associated with other oil sands producers such as competition for skilled labour, limited resources in the Fort McMurray area where Syncrude and the other producers operate, and higher costs for products and services to operate Syncrude's facilities as a result of increased demand. In addition to paying its employees and contract staff competitive industry compensation, Syncrude Canada has a reputation as an innovative and socially responsible company committed to the environment and dedicated to its employees, the Aboriginal Peoples, and the communities of northern Alberta. We believe these qualities assist in retaining skilled labour. Additionally, Syncrude implemented an employee retention program in 2006, which will result in cash payments, but may provide savings associated with an experienced workforce. To deal with the increased demands on the infrastructure, such as housing, Syncrude cooperates, where they are able to, with other industry participants to share resources, such as camps.

Worldwide demand for commodities has increased activity in the mining sector, introducing a risk of constrained supplies for key operating components. The strong mining sector is currently resulting in a shortage of off-road tires. While the tire shortage has been identified as a production and cost risk for 2007, Syncrude has implemented various measures aimed at reducing tire damage and increasing tire life in order to more efficiently manage their supply. While we do not currently expect the shortage to impact our existing 2007 production outlook, the ability to achieve higher levels of production may be limited by tire supply constraints.

Foreign Currency Risk

Our results are affected by fluctuations in the U.S./Canadian currency exchange rates as we generate revenue from oil sales based on a U.S. dollar WTI benchmark price. There have been considerable changes in the value of the Canadian dollar relative to the U.S. dollar, ranging from a high of $0.91 US/Cdn in June 2006 to a low of $0.79 US/Cdn in May 2005. Our revenue exposure is partially offset by U.S. dollar obligations, such as interest costs on the U.S.-denominated debt and our share of Syncrude's U.S. dollar vendor payments. When our U.S. Senior Notes mature, we will have exposure to U.S. exchange rates on the repayment of the notes. This repayment of U.S. dollar debt acts as a partial hedge against our U.S. denominated revenue payments we receive from our customers. We have reduced our currency exchange risk by denominating most of our debt in U.S. dollars and in the past, have entered into contracts that fix exchange rates on future U.S. dollar revenue receipts. At the present time, we do not intend to increase our currency hedge positions. However, the Trust may hedge foreign exchange rates in the future, depending on the business environment and growth opportunities. At February 22, 2007, we had US$20 million hedged at an average U.S. dollar exchange rate of $0.69 US/Cdn.

Interest Rate Risk

Canadian Oil Sands' net income and cash from operating activities are impacted by interest rate changes based on the amount of floating rate debt outstanding. At December 31, 2006, we had $195 million of floating rate debt with maturities of less than one year, comprised of $20 million of floating rate and $175 million of fixed rate medium term notes outstanding. The fixed rate notes were swapped into floating rate debt in January 2004. In 2006 and 2005, any gains or losses related to the swaps were recognized in the period the swaps were settled, as they were considered hedges for accounting purposes. As discussed earlier in this MD&A, the Trust will no longer be applying hedge accounting, effective January 1, 2007. The January 2007 maturing debt instruments were refinanced with the Trust's credit facilities that bear interest at a floating rate based on bankers' acceptances plus a credit spread. Canadian Oil Sands is also exposed to interest rate risk in May 2007 when its US$70 million Senior Notes are refinanced with floating rate credit facilities or fixed market rates at the time of refinancing such debt.

Capital Expenditure Risk

Inherent in the mining of oil sands and production of synthetic crude oil is a need to make substantial capital expenditures. In addition to the potential of capital cost increases, we are exposed to financing risks associated with the funding requirements for our 36.74% interest in Syncrude's capital program. We have historically minimized this risk by accessing diverse funding sources. Credit facilities and cash from operating activities are significant sources of funding available to us. In addition, we believe that the Trust has the ability to access public debt and equity markets given our asset base and current credit ratings.

Credit Risk

Crude oil sales revenue credit risk is managed by limiting the exposure to customers based on assigned credit ratings as well as limiting the maximum exposure to any single customer. Risk is further mitigated as sales revenue receivables typically are due and settled in the month following the sale. We mitigate our exposure to credit risk by selecting counterparties of high credit quality, monitoring exposure levels, and limiting credit exposures to approved levels, as set in our corporate credit policy. To date, we have not experienced a significant loss on uncollected receivables from any customers or counterparties.

Syncrude Joint Venture Ownership

The Syncrude project is a joint venture that is currently owned by seven participants with varying interests. Major capital decisions for new projects require unanimity of the Syncrude owners, while other matters require only the approval of a majority of the working interests and three Syncrude owners. Historically, Canadian Oil Sands and the Syncrude owners have sought consensus on all significant matters. There can be no assurance, however, that unanimous agreement will be reached on major capital programs and that future expansions will be executed as currently planned.

Pipeline Transportation and Delivery Infrastructure

All of our Syncrude production is currently transported to Edmonton, Alberta through the Alberta Oil Sands Pipeline Limited ("AOSPL") system. Disruptions in service on this system could adversely affect our crude oil sales and cash flows. The AOSPL system feeds into various other crude oil pipelines that are used to deliver our SSB product to refinery customers throughout Canada and the U.S. Interruptions in the availability of these pipeline systems may limit the ability to deliver production volumes and could adversely impact sales volumes or the prices received for our product. These interruptions may be caused by the inability of the pipeline to operate, or by capacity constraints if the supply of feedstock into the system exceeds the infrastructure capacity. While we believe long-term take-away capacity will exceed production growth for synthetic supply out of the Athabasca region, there can be no certainty that investments will be made to provide this capacity. There is also no certainty that short-term operational constraints on the pipeline system, arising from pipeline interruptions and/or increased supply of crude oil, will not occur as capacity is believed to be adequate, but tight. In addition, planned or unplanned shutdowns of our refinery customers may limit our ability to deliver our SSB crude oil with a negative implication on revenues and cash from operating activities.

We manage exposure to these risks by allocating deliveries to multiple customers via multiple pipelines, but pipeline choices are limited. We also maintain knowledge of the infrastructure operational issues and expansion proposals through industry organizations in order to assess and respond to delivery risks. In addition, Canadian Oil Sands is investigating the possibility of storage tankage at various locations as a means of dealing with short-term restrictions on pipeline capacity.

Environmental Risk

We are exposed to the risk of the potential impact of Syncrude's operations on the environment. Syncrude's commitment to its objectives of operational, environmental and social excellence is aligned with the mitigation of environmental impacts. Stage 3 incorporates technologies to reduce emissions, improve energy efficiency and upgrade the entire production stream to meet higher specifications for environmental and product quality. We anticipate that, in time, downstream refineries will find our SSP product more valuable than the existing SSB as they will likely use less energy in processing our high quality SSP crude into products, such as gasoline and diesel, that meet new higher environmental standards.

While total CO_2 emissions will increase as production rises and when the higher quality SSP is produced, Syncrude's investments in energy consumption and environmental mitigation are intended to continue to reduce CO_2 emissions per barrel. However, the risk exists that these mitigation efforts will not meet societal expectations or environmental regulations.

The third fluid coker constructed as part of Stage 3 includes a flue gas desulphurizer ("FGD") that captures SO_2 emissions. Syncrude has an agreement in place to provide the sulphur from the desulphurization unit to a third party for use in the manufacture of ammonium sulphate fertilizer.

Syncrude also has initiated the SER project, which is expected to significantly reduce total SO_2 emissions as well as other emissions, such as particulate matter and metals. It will involve retrofitting sulphur reduction technology into the operation of Syncrude's original two Base Plant cokers. Procurement and construction expenditures are scheduled for the next four years. The SER project, together with the flue gas desulphurizer technology incorporated into the Stage 3 expansion, are expected to reduce SO_2 emissions by up to

60% from today's approved Alberta Environmental regulatory levels of 245 tonnes per day. The resulting SO_2 emissions are also expected to be below new maximum emission levels that will take effect following the completion of the SER project.

Syncrude produces and stores significant amounts of sulphur in inventory blocks at its plant site as there is presently a limited market for the sulphur. There can be no assurance that future environmental regulations pertaining to the use, storage, handling and/or sale of sulphur will not adversely impact the unit costs of production of synthetic oil. Syncrude is exploring the ability to store sulphur blocks underground. Initial information indicates that this may be a viable and environmentally-friendly solution for dealing with the excess sulphur. Syncrude continues to research alternatives for addressing this issue, which also affects other sulphur producers in the petroleum industry. In addition, in 2005 the Trust entered an agreement with a major sulphur marketer to sell our share of Syncrude's sulphur production at a plant gate market price. The agreement covers an initial five-year term, is renewable at the Trust's option, and provides that volumes will not be sold unless the price exceeds an established plant gate minimum. Sales under this contract are expected to begin in 2008, following the buyer's construction of infrastructure to handle the Trust's sulphur volumes.

Syncrude owners are liable for their share of ongoing environmental obligations for the ultimate reclamation of the Syncrude project. Our share of Syncrude's ongoing environmental obligations has been and is expected to continue to be funded by our cash from operating activities. The owners also have each directly posted letters of credit with the Province of Alberta to secure the ultimate mining reclamation obligations, of which Canadian Oil Sand's share was approximately $49 million at December 31, 2006. In addition to the letters of credit posted with the Alberta government, Canadian Oil Sands maintains a reclamation trust fund to help meet this future reclamation liability.

In 2006, we contributed approximately $5 million, including earned interest, versus approximately $4 million in 2005 to our reclamation trust account, resulting in a December 31, 2006 ending balance of approximately $30 million. The funding requirement of the reclamation trust is more fully described in Note 9 to the audited Consolidated Financial Statements.

A number of environmental regulations focus on limiting the emissions of gases and other substances from the Syncrude operations. The Canadian federal government ratified the Kyoto Protocol in 2002 and has indicated that total annual emissions for greenhouse gases for large industrial emitters have been capped at 55 megatonnes with emissions to be reduced by 15% from current business-as-usual levels. The prior federal government had limited the cost of future carbon credit purchases to a maximum of $15 per tonne.

With Russia's adoption of the Kyoto Protocol in 2004, the Protocol came into effect in Canada on February 16, 2005. The federal government also has recently indicated that it will be considering various limitations and sanctions with regard to the emission of greenhouse gases, either as part of its legislative efforts regarding the Kyoto Accord, or otherwise. Additionally, public announcements regarding the plan to reduce greenhouse gas emissions have raised the question as to what limitations and restrictions may be imposed by the federal government either under the proposed *Clean Air Act* or other legislation. Sanctions relating to emissions and water quality have not been specified. The federal government has not published specific guidelines or further guidance on these limitations and sanctions. As such, we cannot assess the impact of potential new greenhouse gas emission reduction targets on our operations. We believe that production will continue to be profitable under the current known factors.

There are also various consultation processes underway by the Province of Alberta with regard to water usage in the oil and gas industry and the oil sands sector, in particular. Again, as no conclusions or recommendations have been issued by such regulatory review body, we cannot assess the impact of any such proposals on our operations. Syncrude currently operates within its water license limits and recycles approximately 80% of its total water usage.

Syncrude has historically worked with the federal and provincial governments to monitor its emissions of greenhouse gases and is constantly working toward reducing the per barrel emissions through greater energy efficiency. Syncrude has also operated below the license limits with respect to its water usage from the Athabasca River. However, as the Syncrude operations involve use of water and the emission of greenhouse gases, legislation which significantly restricts or penalizes current production levels would have a material impact in our operations. The costs of meeting such environmental thresholds would increase operating costs and/or capital costs, and as such, may impact the profitability of the operations.

Regulations

The Syncrude project's operations are subject to extensive Canadian federal, provincial and local laws and regulations governing exploration, development, transportation, production, exports, occupational health, protection and reclamation of the environment, safety and other matters. Currently, we believe that Syncrude is in substantial compliance with all applicable laws and regulations. During the Stage 3 construction, Syncrude achieved very high safety results in both the construction and operational aspects at the plant. Additionally, Syncrude has historically obtained renewals of its licenses and permits. While there can be no assurance that government approvals required for certain licenses and permits will be provided, we do not believe that there are any significant issues pending with the governmental authorities which would cause Syncrude to lose its rights. In particular, the approval granted by the Alberta Energy and Utilities Board for the Syncrude project facility does not expire until December 31, 2035 and is expected to be further extended upon application to the relevant regulatory authorities at that time.

Foreign Ownership

Under current legislation, mutual fund trusts must be established "primarily for the benefit of Canadians". Historically, the federal government has taken this to mean that not more than 50% of Unitholders can be non-Canadian residents. While some royalty trusts rely upon specific tax language which provides a "technical exception" to this provision, the basis upon which Canadian Oil Sands Trust was established in 1995 does not fit within such technical language. Accordingly, and in keeping with the current language of Canadian Oil Sands' Trust indenture, we restrict the ownership of Units to 49% for non-Canadian residents.

Until further notice, Canadian Oil Sands' Trust Indenture continues to provide that not more than 49% of its Units can be held by non-Canadian residents. The Trust Indenture requires all Unitholders to provide such statutory declarations when requested to do so by the trustee and transfer agent. The Trust posts the results of the declarations on its website at www.cos-trust.com under investor information, frequently asked questions. This section of the website also describes the Trust's steps for managing its non-Canadian resident ownership levels. Canadian Oil Sands will be examining this provision in light of the various alternatives available to the Trust in reaction to the proposed tax on distributions of certain trusts post 2011.

Based on information from the statutory declarations by Unitholders, we estimate that, as of November 3, 2006, approximately 36% of our Unitholders are non-Canadian residents with the remaining 64% being Canadian residents. The statutory declarations are only as of a specific record date, and therefore may still not reflect the current ownership level of the Trust's Units; however, given the limitations in the securities registration system and the lack of any process for real-time residency information to flow to the trustee and transfer agent, the Trust is of the view that statutory declarations are currently the most appropriate method of determining the residency status of its Unitholders.

Change to the Crown Royalty Regime

Changes to the Crown royalty regime by the Alberta government can have a material and adverse impact on the Trust's net income and cash from operating activities, and ultimately its Unitholder distributions. While the Alberta government recently announced its plans to review Alberta's Oil Sands Royalty regime, the potential impact on Canadian Oil Sands can not be determined until the government provides information on its review findings. More detail on this issue is contained in this MD&A under the heading "Review of Alberta Oil Sands Royalty".

Changes to Tax Legislation

Tax changes enacted by the federal or provincial government can have a material impact on Unitholder distributions. Of specific note is the Minister of Finance's announcement on October 31, 2006 of the federal government's intention to impose a new tax on certain distributions from existing income and royalty trusts effective in 2011. If the proposed legislation is passed, the Trust's net income, cash from operating activities and distributions will be materially negatively impacted. However, in the absence of final legislation implementing the 2006 proposed changes, the implications are difficult to fully evaluate and quantify. Canadian Oil Sands will evaluate alternatives for the Trust once further clarity on the legislation is available. A detailed discussion of this issue is contained in this MD&A under the heading "Proposed Changes in Trust Tax Legislation".

2007 Outlook

In 2007, we are anticipating Syncrude production to range between 105 to 120 million barrels, or 39 to 44 million barrels net to the Trust based on its 36.74% working interest with a single point estimate of 110 million barrels, or 40.4 million barrels net to the Trust. The single point estimate includes a full coker turnaround currently scheduled for the third quarter of 2007. The low end of the range reflects the possibility of an additional unscheduled coker turnaround, while the upper end reflects higher than budgeted operational reliability and stability.

During the first quarter of 2007, it is likely that Syncrude will need to resolve some operational issues on Coker 8-3, which has not been producing at full capacity since November 2006. We had anticipated a period of lining-out and optimizing the different units related to the new Stage 3 facilities before ramp up to full capacity could be reached. We are maintaining our annual production forecast despite Coker 8-3's constrained production rates as we had anticipated the coker might not operate at full capacity during the lining-out period.

Syncrude's current focus is on getting the operation up to full annual capacity of 128 million barrels, or 47 million barrels net to the Trust, on a sustained and reliable basis. An additional area of focus will be to improve the product quality from SSB to SSP, which is to be accomplished by addressing the hydrogen limitation issues identified in 2006. In order to do so, modifications to the steam generation unit of the new hydrogen plant are required, which Syncrude intends to make during the planned third quarter coker turnaround. Accordingly, the transition to the higher quality SSP product is expected to occur in the fourth quarter of 2007. We anticipate that SSP's higher quality should enable some of our existing customers to increase the amount of Syncrude production they process and potentially attract new customers. In addition, we expect the higher quality SSP product to provide a higher market price relative to SSB.

Revenues in 2007 are expected to total $2.4 billion, based on an average WTI price of US$55 per barrel, an average foreign exchange rate of $0.88 US/Cdn, and an average discount to Canadian dollar WTI of $4.00 per barrel, which reflects increased supply of light synthetic crude oil in the market. Operating costs are budgeted to be $25.83 per barrel, which includes $7.08 per barrel for purchased energy based on an average AECO natural gas price of $7.50 per GJ for 2007. We anticipate Crown royalties expense to total $248 million, or $6.14 per barrel, in 2007.

Cash from operating activities is anticipated to total $857 million, or $1.79 per Unit, and includes an anticipated increase in operating working capital requirements of $25 million, reflecting higher 2007 sales levels. Capital expenditures are estimated at $255 million with approximately 57% directed to maintenance of operations, 33% directed to the SER project and 10% to Stage 3 completion and modification costs. Resulting free cash flow, defined as cash from operating activities less capital expenditures and reclamation trust contributions, is estimated to be $1.25 per Unit.

Sensitivities

Changes in certain factors and market conditions could potentially impact Canadian Oil Sands' outlook. The following table provides a sensitivity analysis of the key factors affecting the Trust's performance. In addition to the factors described in the table, the supply/demand equation for synthetic crude oil in the North American markets could impact the price differential for SSB relative to crude benchmarks; however, this factor is difficult to predict and quantify.

2007 Outlook Sensitivity Analysis

Variable[1]	*Annual Sensitivity*	*Cash from Operating Activities Increase* *$ millions*	*$/Unit*
Syncrude operating costs decrease	Cdn$1.00/bbl	31	0.07
Syncrude operating costs decrease	Cdn$50 million	14	0.03
WTI crude oil price increase	US$1.00/bbl	31	0.07
Syncrude production increase	2 million bbls	30	0.06
Canadian dollar weakening	US$0.01/Cdn$	20	0.04
AECO natural gas price decrease	Cdn$0.50/GJ	15	0.03

1 *An opposite change in each of these variables will result in the opposite cash from operating activities impacts.*

REVIEW OF ALBERTA OIL SANDS ROYALTY

The Alberta government has announced that it plans to review Alberta's Oil Sands Royalty regime to determine if the current regime applies the most appropriate royalty rate to oil sands production. Canadian Oil Sands cannot determine or speculate as to the potential impact of any changes to the royalty rate on its operations until the government provides information on its review findings. The Syncrude operation shifted to the higher royalty rate of 25% of net revenues from the minimum 1% of gross revenues in the second quarter of 2006.

Alberta's current Oil Sands Royalty regime was instituted in 1997 and calculates royalties as 1% of gross revenues until a project reaches payout, after which point the rate rises to 25% of revenues less Syncrude operating, non-production and capital costs. The rates are tied to crude oil prices, such that higher prices accelerate recovery of costs and payout, after which, the higher rate is a cash sharing formula impacted by the project's profitability.

The Trust believes the current regime strikes the right balance between the owners of the resource - the people of Alberta - and those risking capital to develop it. We hope that any review of oil sands royalty rates would seek to maintain a fair and stable fiscal regime that also recognizes the value of processing oil sands in the province. The success of Alberta's oil sands is largely due to the historically stable and predictable fiscal regime that has been in place since 1997, which has encouraged investment by recognizing the unique challenges of the oil sands business. Oil sands projects are capital intensive and risky, requiring billions of dollars of upfront investment and very long lead times before they are capable of generating revenue and eventually a profit. Once these projects have recovered their costs, however, the regime provides Albertans with the opportunity to participate with a 25% share in the industry's profits.

The Syncrude project is already providing this higher return to Albertans. Robust crude oil prices have increased revenues from the base plant and accelerated the payout period of the new Stage 3 expansion; as a result the Syncrude project began paying the higher royalty rate at roughly the same time as the expansion was completed. Based on Canadian Oil Sands' assumptions in its January 29, 2007 Guidance Document, Syncrude is expected to pay Crown royalties of $675 million in 2007.

Controls Environment

Management is responsible for establishing and maintaining adequate internal control over financial reporting. We have established disclosure controls and procedures, internal control over financial reporting, and corporate-wide policies to provide that Canadian Oil Sands' consolidated financial position, results of operations and cash flows are presented fairly. Our disclosure controls and procedures are designed to provide reasonable assurance of the timely disclosure and communication of all material information.

We periodically review and update our internal control systems to reflect changes in our business environment. In the last quarter of 2006, the following significant changes were made to our internal control systems:

- Designed, implemented and tested controls related to crude oil marketing, which transitioned from an external service provider to an internal marketing department at Canadian Oil Sands;
- Designed, implemented and tested controls related to information systems management and support, which transitioned to an external service provider from being managed by Canadian Oil Sands during the year; and
- Established an Internal Audit department and commenced reviews in accordance with the Internal Audit plan.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, these systems provide reasonable, but not absolute, assurance that financial information is accurate and complete.

Canadian Oil Sands, under the supervision and participation of management, including the Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of our disclosure controls and procedures and the design of our internal control over financial reporting pursuant to Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings" as of December 31, 2006. In addition, management has evaluated the effectiveness of internal control over financial reporting as of December 31, 2006 using criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on these evaluations, Canadian Oil Sands' management concluded that:

- Our disclosure controls and procedures were effective as of December 31, 2006 to provide reasonable assurance that material information is recorded, processed, summarized and reported within the time periods specified by the applicable Canadian securities regulators. Furthermore, our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed under applicable Canadian securities regulation is communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure; and
- Our internal control over financial reporting as of December 31, 2006 was designed and operating effectively to provide reasonable assurance regarding the reliability of financial reporting.

PricewaterhouseCoopers LLP, our independent auditors, have expressed an unqualified opinion on management's assessment and on the effectiveness of Canadian Oil Sands' internal control over financial reporting as of December 31, 2006, as stated in their report which appears herein.

Financial Information

Management is responsible for the information contained in this annual report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and include amounts based on management's informed judgments and estimates. Where alternative accounting methods exist, management has chosen those that it deems to be the most appropriate based on Canadian Oil Sands' operations. The financial and operating information included in this annual report is consistent with that contained in the consolidated financial statements in all material respects.

To assist management in fulfilling its responsibilities, systems of accounting, internal controls, and disclosure controls are maintained to provide reasonable, but not absolute, assurance that financial information is reliable and accurate and that assets are adequately safeguarded. In addition, Canadian Oil Sands has in place a code of business conduct that applies to all of its employees and directors.

PricewaterhouseCoopers LLP, Chartered Accountants, appointed annually by the Unitholders to serve as Canadian Oil Sands' external auditors, was engaged to conduct an examination of the consolidated financial statements in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board (United States), and have expressed their opinion on these statements. Canadian Oil Sands also engages independent reserve evaluators to conduct independent evaluations of its crude oil reserves. The external auditors and reserve evaluators have unrestricted access to the management of Canadian Oil Sands, the Audit Committee, the Reserves, Marketing Operations, and Environmental, Health and Safety Committee and the Board of Directors.

The Board of Directors has appointed a four-person Audit Committee, consisting of directors who are neither employees nor officers of Canadian Oil Sands and all of whom are independent. It meets regularly with management and external auditors to discuss controls over the financial reporting process, auditing and other financial reporting matters. In addition, the Audit Committee recommends the appointment of Canadian Oil Sands' external auditors. The Audit Committee meets at least quarterly with management and the external auditors to review and approve interim financial statements prior to their release and recommends the audited annual financial statements to the Board of Directors for their approval. Annually, the Board reviews and approves Canadian Oil Sands' annual financial statements, Management's Discussion and Analysis, Annual Information Form, Management Information Circular, and annual reserves estimates. The Board of Directors has approved the annual consolidated financial statements and the Management's Discussion and Analysis based on the recommendations of the Audit Committee.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has assessed the effectiveness of Canadian Oil Sands' internal control over financial reporting as of December 31, 2006 using criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Canadian Oil Sands' internal control over financial reporting was effective as of December 31, 2006.

PricewaterhouseCoopers LLP, our independent auditors, have audited management's assessment of the effectiveness of Canadian Oil Sands' internal control over financial reporting as of December 31, 2006 as stated in their report which appears herein.

Marcel R. Coutu
President & Chief Executive Officer
February 22, 2007

Allen R. Hagerman, FCA
Chief Financial Officer
February 22, 2007

To the Unitholders of Canadian Oil Sands Trust

We have completed an integrated audit of the consolidated financial statements and internal control over financial reporting of Canadian Oil Sands Trust (the "Trust") as of December 31, 2006 and an audit of its December 31, 2005 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of the Trust as of December 31, 2006 and December 31, 2005, and the related consolidated statements of income and Unitholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit of the Trust's financial statements as of December 31, 2006 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audit of the Trust's financial statements as of December 31, 2005 and for the year then ended in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Trust as of December 31, 2006 and December 31, 2005 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Internal Control Over Financial Reporting

We have also audited management's assessment, included in the accompanying Management's Report, that the Trust maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Trust's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Trust's internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

An entity's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. An entity's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Trust maintained effective internal control over financial reporting as of December 31, 2006 is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by the COSO. Furthermore, in our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

PricewaterhouseCoopers LLP
Chartered Accountants
Calgary, Alberta
February 22, 2007

Consolidated Statements of Income and Unitholders' Equity
For the years ended December 31

($ millions, except per Trust Unit amounts)	*2006*	*2005*
Revenues	$ 2,692	$ 2,019
Crude oil purchases, transportation and marketing expense	(260)	(52)
	2,432	1,967
Expenses		
Operating	907	731
Non-production	70	85
Crown royalties *(Note 17)*	232	19
Administration	17	12
Insurance	6	8
Interest, net *(Note 14)*	98	104
Depreciation, depletion and accretion *(Note 5)*	255	198
Foreign exchange gain	(5)	(29)
Large Corporations Tax and other *(Note 11)*	(1)	7
Future income tax expense *(Note 11)*	18	1
	1,597	1,136
Net income from continuing operations	835	831
Loss from discontinued operations *(Note 3)*	(1)	-
Net income	$ 834	$ 831
Unitholders' equity, beginning of year	$ 3,383	$ 2,636
Net income	834	831
Issuance of Trust Units *(Note 12)*	250	99
Unitholder distributions *(Note 15)*	(512)	(184)
Contributed surplus	1	1
Unitholders' equity, end of year	$ 3,956	$ 3,383
Weighted-average Trust Units	466	459
Trust Units, end of year	471	463
Net income per Trust Unit[1]:		
Basic *(Note 12(c))*	$ 1.79	$ 1.81
Diluted *(Note 12(c))*	$ 1.78	$ 1.80

See Notes to Consolidated Financial Statements.

1 *Discontinued operations did not have a material impact on basic or diluted net income per Trust Unit.*

Consolidated Balance Sheets

As at December 31

($ millions)	2006	2005
Assets		
Current assets		
Cash and cash equivalents	$ 353	$ 88
Accounts receivable	244	197
Inventories *(Note 4)*	84	87
Prepaid expenses	7	3
	688	375
Property, plant and equipment, net *(Note 5)*	5,739	5,502
Other assets		
Goodwill *(Note 3)*	52	-
Assets held for sale *(Note 3)*	6	-
Reclamation trust *(Note 9)*	30	25
Deferred financing charges, net and other	17	23
	105	48
	$ 6,532	$ 5,925
Liabilities and Unitholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 304	$ 281
Current portion of employee future benefits *(Note 6)*	11	10
	315	291
Employee future benefits and other liabilities *(Note 6)*	100	93
Long-term debt *(Note 8)*	1,644	1,737
Asset retirement obligation *(Note 9)*	173	148
Deferred currency hedging gains *(Note 10)*	35	34
Future income taxes *(Note 11)*	309	239
	2,576	2,542
Unitholders' equity *(Note 12)*	3,956	3,383
	$ 6,532	$ 5,925
Commitments and Contingencies *(Note 18)*		

See Notes to Consolidated Financial Statements.

Approved by the Board of Directors

Director

Director

Consolidated Statements of Cash Flows
For the years ended December 31

($ millions)	2006	2005
Cash provided by (used in)		
Operating activities		
Net income	**$ 834**	$ 831
Items not requiring outlay of cash		
Depreciation, depletion and accretion	**255**	198
Amortization	**3**	3
Foreign exchange on long-term debt	**(1)**	(36)
Future income tax expense	**18**	1
Other	**1**	2
Net change in deferred items	**10**	6
Funds from operations	**1,120**	1,005
Change in non-cash working capital _(Note 20(a))_	**22**	(56)
Cash from operating activities	**1,142**	949
Financing activities		
Net drawdown (repayment) of bank credit facilities _(Note 8)_	**(92)**	73
Unitholder distributions _(Note 15)_	**(512)**	(184)
Issuance of Trust Units _(Note 12(a))_	**250**	99
Change in non-cash working capital _(Note 20(a))_	**-**	(46)
Cash used in financing activities	**(354)**	(58)
Investing activities		
Capital expenditures	**(300)**	(800)
Acquisition of Canadian Arctic Gas Ltd. _(Note 3)_	**(199)**	-
Disposition of properties _(Note 3)_	**28**	-
Reclamation trust	**(5)**	(4)
Change in non-cash working capital _(Note 20(a))_	**(47)**	(17)
Cash used in investing activities	**(523)**	(821)
Increase in cash and cash equivalents	**265**	70
Cash and cash equivalents, beginning of year	**88**	18
Cash and cash equivalents, end of year	**$ 353**	$ 88
Cash and cash equivalents consist of:		
Cash	**$ 8**	$ 2
Short-term investments	**345**	86
	$ 353	$ 88

Supplementary Information _(Note 20(b))_

See Notes to Consolidated Financial Statements.

1) STRUCTURE OF CANADIAN OIL SANDS TRUST

Canadian Oil Sands Trust (the "Trust") is an open-ended investment trust formed under the laws of the Province of Alberta in October 1995 pursuant to a trust indenture ("Trust Indenture") which has since been amended and restated. Computershare Trust Company of Canada is appointed as Trustee under the Trust Indenture. The beneficiaries of the Trust are the holders ("Unitholders") of the units ("Units") in the Trust.

During 2006 and 2005, the Trust indirectly owned a 35.49% interest ("Working Interest") in the Syncrude Joint Venture ("Syncrude") which is involved in the mining and upgrading of bitumen from oil sands in Northern Alberta and operated by Syncrude Canada Ltd. ("Syncrude Canada"). On January 2, 2007, a subsidiary of the Trust acquired an additional 1.25% interest in Syncrude (Note 22), raising the Working Interest to 36.74%.

2) SUMMARY OF ACCOUNTING POLICIES

Consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("GAAP") and include the accounts of the Trust and its subsidiaries (collectively, "Canadian Oil Sands"). The activities of Syncrude are conducted jointly with others and, accordingly, these financial statements reflect only the proportionate interest in such activities, which include the production, operating costs, non-production costs, Crown royalty expenses, property, plant and equipment capital expenditures, inventories, employee future benefits and other liabilities, asset retirement obligation, and associated amounts payable. Substantially all operations of Canadian Oil Sands are carried out through the joint venture.

Cash and cash equivalents

Investments with maturities of less than three months at purchase are considered to be cash equivalents and are recorded at cost, which approximates market value.

Property, plant and equipment

Property, plant and equipment ("PP&E") include oil sands assets and varying interests in natural gas licenses located in the Arctic Islands in Northern Canada ("the Arctic assets"). The oil sands assets are recorded at cost and include the costs of acquiring the Working Interest and subsequent additions to PP&E, which include those costs that are directly related to the exploration, development and construction of oil sands projects. Also included in the oil sands assets is the estimated fair value of Canadian Oil Sands' asset retirement obligation (Note 9). Overburden removal, repairs and maintenance, and turnaround costs are expensed in the period incurred. Proceeds from the sale of oil sands assets are deducted from the capital base without recognition of a gain or loss, unless crediting the proceeds against accumulated costs would result in a material change in the rate of depreciation and depletion.

Oil sands assets are depreciated and depleted on the unit-of-production method based on estimated proved plus probable reserves. For purposes of the depreciation and depletion provision, capital costs include future capital costs expected to be necessary in the mining, extraction and upgrading process to recover the estimated proved plus probable reserves.

An asset impairment test is applied to the oil sands assets to ensure that the capitalized costs, less the cost of unproved properties, do not exceed management's estimate of future undiscounted revenues from proved reserves, less operating expenses, asset retirement costs, Crown royalties, and general and administrative expenses. If it is determined that the net recoverable amount is less than the net carrying amount, a write-down to the fair value is taken and charged to earnings in the period. The Trust performs this test at least annually, or whenever there is an indication that asset impairment has occurred.

The Arctic assets are recorded at cost and include the costs of acquiring the varying interests in natural gas licenses located in the Arctic Islands in Northern Canada. The Arctic assets are not amortized as they are not yet developed. A test for impairment of the Arctic assets is performed at least annually, or sooner if events or changes in circumstances indicate that its carrying amount may not be recoverable. If it is determined that the net recoverable amount is less than the net carrying amount, a write-down to the fair value is taken and charged to earnings in the period.

Goodwill

Goodwill is recorded at cost and represents the excess of the purchase price over the accounting fair value of the identifiable assets and liabilities acquired. Goodwill is tested annually for impairment, or when events or changes in circumstances indicate that its carrying amount may not be recoverable. If it is determined that the net recoverable amount is less than the net carrying amount, a write-down to the fair value is taken and charged to earnings in the period.

Inventories

Product inventories are valued at the lower of the average cost of production for the period and their net realizable value. Materials and supplies inventories are valued at the lower of average cost and replacement cost.

Asset retirement obligation

The estimated fair value of the Trust's 35.49% share of Syncrude's retirement obligations pertaining to PP&E is recognized on the Trust's Consolidated Balance Sheet. Syncrude's reclamation obligations relate to the site restoration of each mine site, of which the discounted full amount of the liability is recorded upon initial land disturbance, or when a reasonable estimate of the amount and timing of the reclamation expenditures can be determined. The fair value is determined by estimating the timing and amounts of the future reclamation expenditures, and discounting the expenditures using a credit-adjusted risk free rate applicable to the Trust. The asset retirement cost is equal to the estimated fair value of the asset retirement obligation, and is capitalized as part of the Trust's PP&E. These capital assets are depreciated using the unit-of-production method. The obligation is accreted based on the Trust's applied discount rate. The depreciation expense and accretion expense are reflected in the Trust's depreciation, depletion and accretion ("DD&A") expense in consolidated net income.

Actual reclamation costs are charged against the accumulated obligation when incurred.

Derivative financial instruments

Canadian Oil Sands may enter into derivative financial instrument contracts such as foreign currency exchange rate, crude oil and natural gas price contracts to hedge fluctuations in exchange rates, and the prices of crude oil and natural gas. Canadian Oil Sands may also enter into interest rate swap agreements to manage its interest rate risk.

Pursuant to Canadian Oil Sands' risk management policies, relationships between hedging instruments and hedged items and the strategy for undertaking the hedge transaction are documented. Canadian Oil Sands records the derivative contract as a hedge for accounting purposes when, at the time of initiating the contract, it is identified as a hedge of a specific transaction and, at both the inception of the contract and on an ongoing basis, Canadian Oil Sands assesses the derivative instrument as effective in offsetting cash flows of the hedged item. Canadian Oil Sands uses a statistical methodology called correlation analysis to test effectiveness of its crude oil and foreign exchange financial instruments on a quarterly basis. For its interest rate swaps which qualify as hedges, an effectiveness test is not required each quarter as long as the critical terms of the swap contract continue to match the underlying debt instrument. Canadian Oil Sands reviews the critical terms of the swap contract against the terms of the debt each quarter.

If a derivative contract cannot be designated as a hedge under Canadian GAAP or the hedge is no longer effective, then mark-to-market accounting is used, whereby the fair value of the contract is recorded on the balance sheet as an asset or liability. Subsequent changes in the fair value of the asset or liability are recognized in other income, which is included in net interest expense on the income statement, when those changes occur.

Gains and losses on hedge contracts which qualify for hedge accounting are recognized in net income and cash flows when the related revenues, costs, interest expense and cash flows are recognized. Crude oil and foreign currency hedging gains and losses are included in revenues as incurred. As natural gas is used in the production of Syncrude™ Sweet Blend ("SSB"), any natural gas hedging gains and losses are included in operating expenses. For interest rate swaps that qualify for hedge accounting, any gains or losses on the swaps are included in net interest expense as incurred.

Revenue recognition

Revenues from the sale of SSB and other products are recorded when title passes from Canadian Oil Sands to a third party. Revenues are recorded inclusive of hedging gains and losses, if any, from foreign currency exchange rate and crude oil hedge contracts.

Employee future benefits

Canadian Oil Sands accrues its obligations as a joint venture owner in respect of Syncrude Canada's employee benefit plans and the related costs, net of plan assets. The cost of employee pension and other retirement benefits is actuarially determined using the projected benefit method based on length of service and reflects Canadian Oil Sands' best estimate of the expected performance of the plan investment, salary escalation factors, retirement ages of employees and future health care costs. The expected return on plan assets is based on the fair value of those assets. Past service costs from plan amendments are amortized on a straight-line basis over the estimated average remaining service life of active employees ("EARSL") at the date of amendment. The excess of any net actuarial gain or loss exceeding 10% of the greater of the benefit obligation and fair value of the plan assets is amortized over the EARSL (Note 6(a)).

Future income taxes

Canadian Oil Sands follows the liability method of accounting for income taxes. Under this method, future income taxes of operating corporations are calculated as the difference between the accounting and income tax basis of an asset or liability, referred to as temporary differences, tax effected using substantively enacted income tax rates expected to be in effect when such temporary differences reverse. Future income tax balances recorded on the Consolidated Balance Sheet are adjusted to reflect changes in temporary differences and income tax rates with the adjustments being recognized in net income in the period that the changes occur.

Stock-based compensation

Canadian Oil Sands recognizes stock-based compensation expense in its Consolidated Statement of Income and Unitholders' Equity for all Trust unit options ("options") granted during the year, with a corresponding increase to contributed surplus in Unitholders' Equity. Canadian Oil Sands determines compensation expense based on the estimated fair values of the options at the time of grant, the cost of which is recognized in net income over the vesting periods of the options.

Canadian Oil Sands also recognizes stock-based compensation expense related to its performance units ("PUPs"), which are awards granted to officers, other select employees and consultants of the Trust and its affiliates under the Trust's performance unit incentive plan. Canadian Oil Sands determines compensation expense based on the estimated fair values of the PUPs, the cost of which is recognized in net income over the vesting periods of the PUPs.

As an owner in the Syncrude Joint Venture, Canadian Oil Sands also records its share of costs for Syncrude Canada's stock-based compensation programs. Syncrude Canada's programs include incentive phantom share units ("phantom units") and incentive restricted share units ("restricted units"), both of which require settlement by cash payments. Compensation expense for the phantom units and restricted units is recognized over the shorter of the normal vesting period and the period to eligible retirement if vesting is accelerated on retirement. Canadian Oil Sands' share of the change in the fair value of the vested phantom units, which is based on market related values of various Syncrude owners' shares/units at period ends, is recognized in operating expense in the year the change occurs.

Foreign currency translation

Canadian Oil Sands receives a portion of its revenues, incurs various expenses, and has U.S. dollar denominated debt, which result in monetary assets and liabilities denominated in U.S. dollars. These U.S. denominated balances are translated to Canadian dollars at exchange rates in effect at the end of the period, with the resulting gain or loss being recorded in the income statement. Translation gains and losses on U.S. denominated long-term debt are recorded as unrealized and excluded from cash from operating activities. All other translation gains and losses, which relate to the translation of U.S. denominated cash, accounts receivable and accounts payable and accrued liabilities, are classified as realized since they are settled in less than one year.

Net income per Unit

Canadian Oil Sands applies the treasury stock method to determine the dilutive impact, if any, of options assuming they were exercised in a reporting period. The treasury stock method assumes that all proceeds received by the Trust when options are exercised would be used to purchase Units at the average market price during the period.

Measurement uncertainty

The preparation of the consolidated financial statements under Canadian GAAP requires management personnel to make estimates and assumptions for many financial statement items based on their best estimate and judgment. Significant judgments and estimates relate to depreciation, depletion, the impairment test and asset retirement obligation costs as they are based on reserve engineering studies, environmental studies and future price and cost estimates, which by their nature, are subjective and contain measurement uncertainty. The values of pension and other benefit plan accrued obligations and plan assets and the amount of pension cost charged to net income depend on certain actuarial and economic assumptions, which by their nature are subject to measurement uncertainty. The calculation of future income tax is based on assumptions, which are subject to uncertainty as to the timing and at which tax rates temporary differences are expected to reverse. Uncertainties related to various income tax positions exist because the timing of resolution and the impact on tax pool balances are not currently determinable. Accordingly, actual results may differ from all of these estimated amounts as future events occur.

3) ACQUISITION OF CANADIAN ARCTIC GAS LTD. AND DISPOSITION OF CERTAIN RELATED PROPERTIES

In the third quarter of 2006, through a take-over bid process, Canadian Oil Sands acquired approximately 78% of the common shares of Canada Southern Petroleum Ltd. ("Canada Southern") for US$13.10 per share, for total consideration of approximately Cdn$174 million ($151 million net of $23 million cash acquired), including acquisition-related costs of approximately $1 million. On October 25, 2006, Canadian Oil Sands completed its acquisition of the remaining 22% of the outstanding common shares for additional consideration of approximately Cdn$49 million ($48 million net of $1 million cash acquired), including acquisition-related costs of approximately $1 million. Concurrent with the final purchase of shares, Canada Southern was amalgamated with another two subsidiaries of Canadian Oil Sands to form Canadian Arctic Gas Ltd. ("Canadian Arctic").

The acquisition was accounted for as a business purchase between arms length parties, in accordance with GAAP. The total purchase price was allocated based on fair values to the assets and liabilities as follows:

Net assets and liabilities assumed

Property, plant and equipment	$ 165
Cash	24
Goodwill[1]	52
Assets held for sale[2]	34
Future income taxes	(52)
	$ 223
Consideration	
Cash	$ 221
Costs associated with acquisition	2
	$ 223

1 *Goodwill is entirely due to the temporary differences created between the tax basis of the Arctic assets compared to the fair value of such assets. Goodwill is not subject to amortization, but is tested annually for impairment, or more frequently if events or circumstances arise that could result in impairment.*

2 *Assets held for sale include $35 million of oil and gas properties and equipment, working capital of $3 million, less asset retirement obligations of $3 million and estimated costs to sell the properties of $1 million.*

As at December 31, 2006, Canadian Oil Sands disposed of a portion of Canadian Arctic's conventional oil and gas exploration and development properties (the "conventional assets") for proceeds of approximately $28 million. No gain or loss was recorded on the sale of the conventional assets as the carrying values approximated the consideration received. These properties did not generate material revenue or pre-tax earnings in the period which Canadian Oil Sands owned them prior to disposal.

Canadian Oil Sands continues to hold the Arctic assets and the remaining conventional assets, which are currently being marketed for sale. The remaining conventional assets and related working capital and liabilities have been recorded at fair values, less the estimated costs to sell the assets, and classified as "Held for sale" in the Trust's Consolidated Balance Sheet at December 31, 2006. The results of operations of the conventional assets of Canadian Arctic are considered discontinued operations on the Trust's Consolidated Statement of Income and Unitholders' Equity as there will be no continuing involvement by Canadian Oil Sands in the operations of the conventional assets once they have been sold. The discontinued operations include Canadian Oil Sands' share of Canadian Arctic's loss from the conventional assets from the date of the initial take-up of shares in the third quarter to the end of the year.

4) INVENTORIES

	2006	2005
Materials and supplies	$ 64	$ 61
Product and linefill	20	26
	$ 84	$ 87

5) PROPERTY, PLANT AND EQUIPMENT, NET

December 31, 2006	Cost	Accumulated Depreciation and Depletion	Net Book Value
Oil sands assets	$ 6,633	$ 1,059	$ 5,574
Arctic assets	165	-	165
	$ 6,798	$ 1,059	$ 5,739
December 31, 2005			
Oil sands assets	$ 6,316	$ 814	$ 5,502

The net book value of the Arctic assets acquired in 2006 is not being amortized as the related properties have not yet been developed.

Total DD&A expense is comprised of the following amounts for the year ended December 31:

	2006	2005
Depreciation and depletion expense	$ 246	$ 169
Accretion expense	9	29
	$ 255	$ 198

6) EMPLOYEE FUTURE BENEFITS AND OTHER LIABILITIES

	2006	2005
Employee future benefits *(a)*	$ 108	$ 99
Other	3	4
	111	103
Less current portion of employee future benefits	(11)	(10)
	$ 100	$ 93

a) Employee future benefits

Syncrude Canada has a defined benefit and two defined contribution plans providing pension benefits, and other retirement and post-employment benefit plans covering most of its employees. Other post-employment benefits include certain health care and life insurance benefits for retirees, their beneficiaries and covered dependants.

Defined benefit plan

Syncrude measures its accrued benefit obligation and the fair value of plan assets for accounting purposes as at December 31 of each year. The most recent actuarial valuation of the pension plans for funding purposes was as of December 31, 2003, and the next required valuation will be as of December 31, 2006, and is expected to be completed by the second quarter of 2007.

Canadian Oil Sands' share of Syncrude Canada's defined benefit plan accrued liability, based on its 35.49% ownership at December 31 for each of 2006 and 2005, is comprised of its share of Syncrude Canada's accrued benefit obligation, partially offset by its share of Syncrude Canada's defined benefit plan assets as follows:

	Pension Benefit Plan		*Other Post-Employment Benefits*		*Total*	
	2006	*2005*	*2006*	*2005*	*2006*	*2005*
Accrued benefit obligation:						
Balance - Beginning of year	$ 498	$ 412	$ 37	$ 38	$ 535	$ 450
Current service cost	21	17	1	2	22	19
Interest cost	25	24	2	2	27	26
Transferred in	5	4	-	-	5	4
Benefits paid	(16)	(14)	(1)	(1)	(17)	(15)
Actuarial loss (gain)	-	55	-	(4)	-	51
Balance - End of year	$ 533	$ 498	$ 39	$ 37	$ 572	$ 535
Fair value of plan assets:						
Actuarial fair value - Beginning of year	$ 287	$ 247	$ -	$ -	$ 287	$ 247
Actual return on plan assets	41	28	-	-	41	28
Employer contributions	22	21	-	-	22	21
Contributions - transfers	5	4	-	-	5	4
Benefits paid	(16)	(13)	-	-	(16)	(13)
Actuarial fair value - End of year	339	287	-	-	339	287
Funded status - Plan deficit	(194)	(211)	(39)	(37)	(233)	(248)
Unamortized net actuarial loss[1]	120	144	6	7	126	151
Unamortized past service costs[1]	1	1	(2)	(3)	(1)	(2)
Accrued benefit liability	$ (73)	$ (66)	$ (35)	$ (33)	$ (108)	$ (99)

1 *Amortized over the expected average remaining service lives of employees covered by the plan, generally 12 years.*

The asset allocation for Syncrude Canada's plan assets as of December 31 was as follows:

	Percentage of plan assets 2006	2005
Equity securities	70	70
Debt securities	30	30
	100	100

Elements of defined benefit costs recognized in the year:

	Pension Benefit Plan 2006	2005	*Other Post-Employment Benefits* 2006	2005	*Total* 2006	2005
Current service cost	$ 21	$ 17	$ 1	$ 2	$ 22	$ 19
Interest cost	25	24	2	2	27	26
Actual return on plan assets	(41)	(28)	-	-	(41)	(28)
Actuarial loss (gain)	-	55	-	(4)	-	51
Elements of employee future benefits costs before adjustments to recognize the long-term nature of employee future benefit costs	$ 5	$ 68	$ 3	$ -	$ 8	$ 68
Adjustments to recognize the long-term nature of employee future benefit costs:						
Difference between expected return and actual return on plan assets	16	6	-	-	16	6
Difference between actuarial loss (gain) recognized for year and actual actuarial loss (gain) on accrued benefit obligation for year	8	(50)	-	2	8	(48)
Difference between amortization of past service costs for year and actual plan amendments for year	-	-	-	2	-	2
	24	(44)	-	4	24	(40)
Defined benefit costs recognized in net income	$ 29	$ 24	$ 3	$ 4	$ 32	$ 28

Significant assumptions

The significant assumptions adopted in measuring Syncrude Canada's accrued benefit obligations are as follows:

	Pension Benefit Plan 2006	2005	*Other Post-Employment Benefits* 2006	2005
Accrued benefit obligation as of December 31:				
Discount rate	5.0%	5.0%	5.0%	5.0%
Rate of compensation increase	4.0%	4.0%	4.0%	4.0%
Benefit costs for years ended December 31:				
Discount rate	5.0%	5.75%	5.0%	5.75%
Expected long-term rate of return on plan assets	8.5%	8.5%	N/A	N/A
Rate of compensation increase	4.0%	4.0%	4.0%	4.0%

For measurement purposes, a 9% annual rate of increase in the cost of supplemental health care benefits was assumed for 2006 (2005 - 9.5%), decreasing by 0.5% each year thereafter to a 5% ultimate rate. In addition, annual rate increases of 3% in Alberta health care premiums and 4% in dental rates were used in 2006 and 2005.

Sensitivity analysis

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans under other post-employment benefits. A 1% increase (decrease) in assumed health care cost trend rates would have increased (decreased) the Trust's accrued benefit obligation by $3 million, but would not have had a material impact on the Trust's current service and interest cost.

Defined contribution plans

Canadian Oil Sands' share of the total expense, based on its 35.49% working interest during 2006 and 2005 for Syncrude Canada's defined contribution pension plans was approximately $2 million in each year.

Total cash payments

Canadian Oil Sands' share of Syncrude's total cash payments for employee future benefits for 2006, consisting of cash contributed by Syncrude Canada to its funded pension plans, cash to fund pension payments in excess of registered plan limits, cash payments directly to beneficiaries for its unfunded other benefit plans, and cash contributed to its defined contribution plans, was $26 million (2005 - $25 million), based on its 35.49% ownership in 2006 and 2005.

7) BANK CREDIT FACILITIES

	Credit facility
Extendible revolving term facility *(a)*	$ 40
Line of credit *(b)*	35
Operating credit facility *(c)*	800
	$ 875

Each of the credit facilities of Canadian Oil Sands Limited ("COSL") is unsecured and contains typical covenants relating to the restriction on Canadian Oil Sands' ability to sell all or substantially all of its assets or to change the nature of its business. In addition, Canadian Oil Sands has agreed to maintain its total debt-to-total book capitalization at an amount less than 0.60 to 1.0, or 0.65 to 1.0 in certain circumstances involving acquisitions.

a) Extendible revolving term facility

The $40 million extendible revolving term facility is a 364-day facility with a one year term out, expiring April 25, 2007. This facility may be extended on an annual basis with the agreement of the bank. Amounts borrowed through this facility bear interest at a floating rate based on bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees.

b) *Line of credit*

The $35 million line of credit is a one year revolving letter of credit facility. Letters of credit drawn on the facility mature April 30th each year and are automatically renewed, unless cancelled by Canadian Oil Sands or the financial institution providing the facility within 60 days prior to expiry. Letters of credit on this facility bear interest at a credit spread.

Letters of credit of approximately $49 million have been written against the extendible revolving term facility and line of credit as disclosed in Note 19.

c) *Operating credit facility*

The $800 million operating credit facility is a five year facility, expiring April 27, 2011. Amounts borrowed through this facility bear interest at a floating rate based on bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees.

As at December 31, 2006, no amounts were drawn on the operating credit facilities (2005 - $92 million).

8) LONG-TERM DEBT

	2006	2005
3.95% medium term notes due January 15, 2007 *(a)*	$ 175	$ 175
Floating rate medium term notes due January 15, 2007 *(a)*	20	20
7.625% Senior Notes due May 15, 2007 *(b)*	81	82
5.75% medium term notes due April 9, 2008 *(c)*	150	150
5.55% medium term notes due June 29, 2009 *(d)*	200	200
4.8% Senior Notes due August 10, 2009 *(e)*	291	291
5.8% Senior Notes due August 15, 2013 *(f)*	350	350
7.9% Senior Notes due September 1, 2021 *(g)*	291	291
8.2% Senior Notes due April 1, 2027 *(h)*	86	86
Credit facilities drawn, excluding letters of credit *(Note 6)*	-	92
	$ 1,644	$ 1,737

All of Canadian Oil Sands' medium term notes and Senior Notes are unsecured, rank pari passu with other senior unsecured debt of COSL, and contain certain covenants which place limitations on the sale of assets and the granting of liens or other security interests. The medium term notes are guaranteed by the Trust.

a) *3.95% Medium Term Notes and Floating Rate Medium Term Notes*

On January 15, 2004 COSL issued $20 million of floating rate unsecured medium term notes as well as $175 million of 3.95% unsecured medium term notes. The fixed interest rate debt was swapped into floating rates pursuant to interest rate swap agreements (Note 16(b)(ii)). Interest on the 3.95% notes was payable semi-annually on January 15 and July 15. Interest on the floating rate notes was payable quarterly on January 15, April 15, July 15, and October 15. Both the floating rate and 3.95% medium term notes matured and were repaid on January 15, 2007.

b) 7.625% Senior Notes

On May 20, 1997 COSL issued US$70 million of 7.625% Senior Notes, maturing May 15, 2007. Interest rate swap agreements (Note 16(b)(i)) were entered into to swap the interest rate to a 5.95% fixed rate U.S. dollar payment. Interest is payable on the notes semi-annually on May 15 and November 15.

c) 5.75% Medium Term Notes

On April 8, 2003 COSL issued $150 million of 5.75% unsecured medium term notes, maturing April 9, 2008. Interest is payable on the notes semi-annually on April 9 and October 9.

d) 5.55% Medium Term Notes

On June 29, 2004 COSL issued $200 million of 5.55% unsecured medium term notes, maturing June 29, 2009. Interest is payable on the notes semi-annually on June 29 and December 29.

e) 4.8% Senior Notes

On August 9, 2004 COSL issued US$250 million of 4.8% Senior Notes, maturing August 10, 2009. Interest is payable on the notes semi-annually on February 10 and August 10.

f) 5.8% Senior Notes

On August 6, 2003 COSL issued US$300 million of 5.8% Senior Notes, maturing August 15, 2013. Interest is payable on the notes semi-annually on February 15 and August 15.

g) 7.9% Senior Notes

On August 24, 2001 COSL issued US$250 million of 7.9% Senior Notes, maturing September 1, 2021. Interest is payable on the notes semi-annually on March 1 and September 1. COSL has agreed to maintain its senior debt to book capitalization at an amount less than 0.55 to 1.0.

h) 8.2% Senior Notes

On April 4, 1997 COSL issued US$75 million of 8.2% Senior Notes, maturing April 1, 2027, and retired US$1.05 million during 2000. Interest is payable on the notes semi-annually on April 1 and October 1.

i) Future payments payable under long-term debt are as follows:

2007	$ 276
2008	150
2009	491
After five years	727
	$ 1,644

b) *Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan*

In January 2002, the Trust received regulatory approval in Canada for the DRIP. Eligible Unitholders were able to participate in the DRIP for the quarterly distributions payable subject to enrollment and certain other conditions. The DRIP allowed eligible Unitholders to direct their distributions to the purchase of additional Units at 95% of the Average Market Price, as defined in the DRIP. The DRIP also provided an alternative whereby eligible Unitholders could, under the premium distribution component, have had their distributions invested in new Units and exchanged through the Plan broker for a premium distribution equal to up to 102% of the amount that the other Unitholders would otherwise have received on the distribution date. Under the terms of the DRIP, Unitholders had the option to purchase additional Units for cash at 100% of the Average Market Price if they had participated in either of the premium distribution or distribution reinvestment components of the DRIP.

The DRIP has been suspended as of January 31, 2007 as the Trust no longer requires this source of funding; however, it may reinstate the DRIP to fund future investing activities, if required.

c) *Net Income per Unit*

The following table summarizes the Units used in calculating net income per Unit:

(millions)	*2006*	*2005*
Weighted-average Trust Units outstanding - Basic	466	459
Effect of options	2	-
Weighted-average Trust Units outstanding - Diluted	468	459

13) STOCK-BASED COMPENSATION

Canadian Oil Sands' stock-based compensation includes stock option and performance unit plan grants for COSL employees pursuant to a long term incentive program. In addition, Syncrude Canada has stock-based compensation plans for which Canadian Oil Sands records its 35.49% working interest.

a) *Canadian Oil Sands' stock-based compensation plans*

Canadian Oil Sands maintains two stock-based compensation plans as described below.

Unit Option and distribution equivalent plan/Unit incentive option plan

As at December 31, 2006, Canadian Oil Sands has 2,479,625 options issued under a unit option and distribution equivalent plan (the "2002 Plan") and 214,450 options issued under a unit incentive option plan (the "2005 Plan"). The initial exercise price of options granted under the 2002 Plan was based on the weighted-average price of the Units for the five days prior to the issuance of the options and the preceding day for options granted under the 2005 Plan. Subject to customary exceptions relating to retirement, death or termination, each option has a term of seven years and vests in equal amounts over a three-year period. For options granted under the 2005 Plan, the exercise price is reduced to the extent distributions exceed a threshold set by the Board of Directors at the time of the grant.

As at December 31, 2006 the following options were issued and outstanding:

Date	*Number of Options*	*Weighted-Average Exercise Price*
Outstanding at January 1, 2005	2.1	$ 8.14
Granted in 2005	0.5	$ 15.00
Outstanding at December 31, 2005	2.6	$ 9.44
Granted in 2006	0.2	$ 29.70
Exercised in 2006	(0.1)	$ (7.13)
Outstanding at December 31, 2006	2.7	$ 11.01
Exercisable at December 31, 2005	1.6	$ 7.93
Exercisable at December 31, 2006	2.0	$ 8.67

Exercise Price	*Number of Options Outstanding*	*Weighted-Average Remaining Life (Years)*	*Weighted-Average Exercise Price*
$6.95 - $14.69 (2002 Plan)	2.5	3.7	$ 9.45
$24.19 - $35.78 (2005 Plan)	0.2	6.1	$ 29.04
	2.7	3.9	$ 11.01

The fair value of each option is estimated on the grant date using an option-pricing model. The weighted-average fair values of the options granted during the various periods and the weighted-average assumptions used in their determination are as noted below:

	2006	*2005*
Risk-free interest rate *(%)*	3.75	3.54
Expected life *(years)*	4.5	5
Expected volatility *(%)*	26	22
Expected distribution per Unit *($)*	0.80	0.40
Fair value per stock option *($)*	5.44	2.12

The weighted-average fair value of all options granted during the year was approximately $1 million (2005 - $1 million).

Performance Unit Incentive Plan

Canadian Oil Sands adopted a performance unit incentive plan ("the Incentive Plan") and granted awards of performance units ("PUPs") pursuant to this plan during 2006. The PUPs are earned on the third anniversary of the date of grant, at which time the holder is entitled to receive an amount either in the form of units or in cash equal to the aggregate current market value of the number of units subject to the PUPs. No units are to be issued from treasury and instead will be purchased in the secondary market. The number of units granted under the PUPs is dependent on the total unitholder return generated by the Trust at the end of the three years compared to a peer group, with the actual unit equivalents earned ranging from zero to double the target award.

The weighted-average fair value of all PUPs granted during the year was approximately $1 million.

Canadian Oil Sands recorded approximately $2 million in 2006 (2005 - $1 million) in Administration expense related to its stock-based compensation plans.

b) Syncrude Canada's stock-based compensation plans

Syncrude Canada maintains two stock-based compensation plans as described below.

Syncrude Canada's Incentive Restricted Share Units Plan

Syncrude Canada implemented an incentive restricted unit program in 2006, which awards restricted share units ("restricted units") to certain employees. The restricted units vest three years after the date of issuance and require settlement by cash payments. Employees who retire prior to the vesting period may be eligible to receive pro rated restricted units based upon the ratio of service provided during the vesting period relative to the full vesting period. The number of restricted units issued at the vesting date is dependent on the weighted-average price of the shares of certain of the Syncrude owners at that time and the total shareholder return of the owners' shares as compared to a relative peer group. At December 31, 2006 a total of 50,417 restricted units were outstanding, however none of these units were exercisable at year-end.

Syncrude Canada's Incentive Phantom Share Units Plan

Syncrude Canada implemented a stock-based compensation plan during 2002 which awarded phantom units to certain employees. The phantom units have value if the composite value of the weighted-average stock price of 70% of Canadian Oil Sands Trust's Units and 30% of various other joint venture owners' public shares at the time of exercise by Syncrude Canada employees exceeds the issue price of the awards. The phantom units issued up to 2005 had a term of seven years and vest based on a graded vesting schedule: after the first year of issuance, 50% of the phantom units are exercisable, 25% the following year and the last 25% after year three. Subject to customary exceptions relating to early retirement, death or termination, each phantom unit issued under this plan in 2006 has a term of seven years and vests in equal amounts over a three-year period. When the awards are exercised, they are settled in cash. At December 31, 2006 a total of one million phantom units were outstanding (2005 - 1.3 million), and a total of 0.4 million (2005 - 0.3 million) phantom units were exercisable.

In 2006, Canadian Oil Sands recorded approximately $27 million in operating expenses related to its 35.49% share of Syncrude Canada's stock-based compensation expense related to the above Syncrude plans (2005 - $36 million).

14) INTEREST, NET

	2006	2005
Interest expense on long-term debt	$ 102	$ 107
Interest income and other	(4)	(3)
Interest expense, net	$ 98	$ 104

15) *UNITHOLDER DISTRIBUTIONS*

The Consolidated Statements of Unitholder Distributions is provided to assist Unitholders in reconciling cash from operating activities to Unitholder distributions.

Pursuant to Section 5.1 of the Trust Indenture, the Trust is required to distribute all the income received or receivable by the Trust in a quarter less expenses and any other amounts required by law or under the terms of the Trust Indenture. The Trust primarily receives income by way of a royalty and interest on intercompany loans from its operating subsidiary, COSL. The royalty is designed to capture the cash generated by COSL, after the deduction of all costs and expenses including operating and administrative costs, income taxes, capital expenditures, debt interest and principal repayments, working capital and reserves for future obligations deemed appropriate. The amount of royalty income that the Trust receives in any period has a considerable amount of flexibility through the use of discretionary reserves and debt borrowings or repayments (either intercompany or third party). Quarterly distributions are determined by the Board of Directors after considering the current and expected economic and operating conditions, ensuring financing capacity for Syncrude's expansion projects and/or Canadian Oil Sands acquisitions, and with the objective of maintaining an investment grade credit rating.

In 2005, distributions were paid to Unitholders on the last business day of the second month following the quarter and were recorded as payable at each quarter end even though they were not declared. Commencing in the fourth quarter of 2005, distributions are recorded in the quarter declared and paid. The change in recording Unitholder distributions had no impact on the ultimate distributions declared and paid to the Unitholders or to the timing of such payments nor did it impact Canadian Oil Sands' net income or cash from operating activities.

Consolidated Statements of Unitholder Distributions

For the years ended December 31	*2006*	*2005*
Cash from operating activities	$ 1,142	$ 949
Add (Deduct):		
Capital expenditures	(300)	(800)
Acquisition of Canadian Arctic Gas Ltd.	(199)	-
Disposition of properties	28	-
Non-acquisition financing, net[1]	(107)	102
Change in non-cash working capital[2]	(47)	(63)
Reclamation trust funding	(5)	(4)
Unitholder distributions	$ 512	$ 184
Unitholder distributions per Trust Unit	$ 1.10	$ 0.40

1 *Primarily represents net financing to fund the Trust's share of investing activities and is a discretionary item.*

2 *From financing and investing activities.*

16) *DERIVATIVE FINANCIAL INSTRUMENTS*

The fair values of financial instruments that are included in the Consolidated Balance Sheet, with the exception of the Senior Notes and medium term notes, approximate their recorded amount due to the short-term nature of those instruments. The fair values of the Senior Notes and medium term notes, based on third party market value indications, are as follows:

	2006		2005	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
3.95% medium term notes due January 15, 2007	$ 175	$ 175	$ 175	$ 175
Floating rate medium term notes due January 15, 2007	20	20	20	20
7.625% Senior Notes due May 15, 2007 (US$70 million)	81	82	82	84
5.75% medium term notes due April 9, 2008	150	152	150	155
5.55% medium term notes due June 29, 2009	200	205	200	208
4.8% Senior Notes due August 10, 2009 (US$250 million)	291	286	291	291
5.8% Senior Notes due August 15, 2013 (US$300 million)	350	349	350	354
7.9% Senior Notes due September 1, 2021 (US$250 million)	291	340	291	345
8.2% Senior Notes due April 1, 2027 (US$73.95 million)	86	101	86	106
	$1,644	$1,710	$1,645	$1,738

Canadian Oil Sands has entered into currency exchange contracts and interest rate swap agreements to minimize the impact of fluctuations in currency exchange and interest rates. Unrecognized gains (losses) on these risk management activities and the fair values of the derivative financial instruments as at December 31 were as follows:

	2006		2005	
	Unrecognized Gains (Losses)	Estimated Fair Value	Unrecognized Gains (Losses)	Estimated Fair Value
Currency exchange contracts *(a)*	$ 6	$ 6	$ 26	$ 25
7.625% Interest rate swap contracts *(b(i))*	N/A[1]	1	N/A[1]	2
3.95% Interest rate swap contracts *(b(ii))*	(1)	(1)	(1)	(1)
Total gains	$ 5	$ 6	$ 25	$ 26

1 *Effective January 1, 2004, pursuant to AcG-13, the 7.625% interest rate swap does not qualify for hedge accounting, and therefore, the fair value of the swap is recognized on the Consolidated Balance Sheet.*

a) Currency exchange contracts

As at December 31, 2006, Canadian Oil Sands had entered into foreign exchange contracts to sell approximately US$20 million at a rate of US$0.692 during 2007. As at December 31, 2006, the unrecognized gain on forward foreign currency exchange contracts was $6 million (2005 - $26 million). In 1996, Canadian Oil Sands entered into currency exchange contracts, fixing the exchange rate on US$1.5 billion at approximately US$0.694 per Canadian dollar with quarterly cash settlements until June 2016. During 1999, Canadian Oil Sands exchanged gains on closing certain forward currency contracts for adjustments to the terms of existing currency contracts. These transactions eliminated currency exchange commitments beyond June 30, 2006, and swapped the underlying value for currency exchange contracts, which reduced the exchange rate to US$0.658 from US$0.694 on the remaining US$466 million of currency commitments.

In 2006, Canadian Oil Sands settled US$60 million of currency exchange contracts at a net gain of $23 million, and in 2005 it settled US$100 million in currency exchange contracts at a net gain of $29 million. Gains of $20 million and $24 million in 2006 and 2005, respectively, have been recognized in the income statement as an adjustment to revenues. The remaining portion of these realized gains of $3 million and $5 million for 2006 and 2005, respectively, relate to the unwound positions and were deferred. From July 1, 2006 to December 31, 2006 Canadian Oil Sands recognized revenues of $2 million related to these deferred gains. The remaining deferred gains of $35 million at December 31, 2006 will be recognized in revenues over 2007 to 2016. The deferred balance is reflected in the Consolidated Balance Sheet under "Deferred currency hedging gains" and is more fully described in Note 10.

b) Interest rate swap contracts

i) 7.625% Senior Notes

Canadian Oil Sands has entered into interest rate swap agreements which effectively convert the fixed rate U.S. dollar payments on the 7.625% Senior Notes to a 5.95% fixed rate U.S. dollar payment for the remaining term of the notes. The effective Canadian dollar interest rates were 5.8% and 6.2% in 2006 and 2005, respectively. Settlements on these contracts have been recorded as other income, rather than as a reduction of interest expense, as these swaps do not qualify as a hedge for accounting purposes.

ii) 3.95% Medium Term Notes

Canadian Oil Sands has entered into interest rate swap agreements which effectively convert the fixed rate Canadian dollar payments on the 3.95% medium term notes to a floating rate Canadian dollar payment for the remaining term of the notes. The effective interest rates were 4.0% and 2.8% in 2006 and 2005, respectively. These swap contracts qualify as hedges for accounting purposes, and as such, the settlements have been recorded in interest expense in the financial statements.

c) *Credit risk*

Crude oil sales revenue credit risk is managed by limiting the exposure to customers with a credit rating below investment grade to a maximum of 25% of Canadian Oil Sands' consolidated accounts receivable. The maximum exposure to any one customer is also limited based on the credit rating of that customer. Risk is further mitigated as sales revenue receivables typically are due and settled in the month following the sale. The use of financial instruments involves a degree of credit risk which Canadian Oil Sands manages through its credit policies and by selecting counterparties of high credit quality.

17) CROWN ROYALTIES

Under Alberta's generic Oil Sands Royalty, the Crown royalty is calculated as the greater of 1% of gross revenue after transportation costs or 25% of gross plant gate revenue before hedging, less Syncrude operating, non-production and capital costs. In May 2006, there was a shift in the royalty rate from the minimum 1% of gross revenues to 25% of net revenues. As at December 31, 2006, there are no carry forward deductions for royalty purposes.

18) COMMITMENTS AND CONTINGENCIES

Canadian Oil Sands is obligated to make future cash payments under existing contractual agreements that it has entered into either directly or as an owner in Syncrude. The following commitments that relate to Syncrude reflect Canadian Oil Sands' 36.74% working interest in the joint venture (Note 22).

a) *Management Services Agreement*

Effective November 1, 2006, Syncrude Canada entered into a comprehensive Management Services Agreement with Imperial Oil Resources ("Imperial") to provide operational, technical and business management services to Syncrude Canada. The agreement has an initial term of ten years, with five year renewal provisions. Either Syncrude Canada or Imperial has the option to cancel the agreement on 24 months notice for any reason. Canadian Oil Sands' 36.74% share of the annual fixed fee payable to Imperial for the first 10 years under the agreement is $17 million. After the first three years through to year 10, variable performance fees will also apply based on the achievement of certain performance targets. Such variable fees may be comparable to the fixed fee component if Syncrude Canada realizes a corresponding benefit through higher production and/or lower per barrel operating costs.

b) *Natural gas purchase commitments*

Syncrude has entered into multi-year purchase commitments for natural gas deliveries at floating market-related prices. There are two long-term natural gas supply contracts that expire on October 31, 2008 and October 31, 2010, respectively. The remaining contracts expire at varying dates during 2007, unless they are renewed. Canadian Oil Sands' 36.74% share of this commitment is for 38 million GJs.

c) Pension plan solvency deficiency payments

The latest actuarial valuation completed in 2004 for Syncrude Canada's defined benefit pension plan requires payments to fund the pension plan solvency deficiency. Canadian Oil Sands' 36.74% share of these funding requirements is $103 million over the next 12 years. Canadian Oil Sands' share of funding requirements related to Syncrude Canada's registered pension plan will be updated when Syncrude Canada's December 31, 2006 actuarial valuation is completed in the second quarter of 2007.

d) Expenditure commitments

The total estimated project cost of Syncrude's Stage 3 expansion as at February 22, 2007 is approximately $8.55 billion, or approximately $3.1 billion net to Canadian Oil Sands based on its 36.74% working interest. While the project is essentially complete, remaining expenditures of approximately $33 million, net to Canadian Oil Sands, remain to be incurred over the next two years. Canadian Oil Sands is also committed to remaining costs of approximately $232 million related to its 36.74% share of Syncrude's Emissions Reduction project, expected to be incurred over the next four years, as well as $29 million related to miscellaneous other capital commitments over the next two years.

Syncrude introduced an employee retention incentive program for permanent Fort McMurray based employees that began on April 1, 2006 and ends on March 31, 2009. Syncrude's estimated commitment related to the program for 2007 to 2009 is $166 million, or $61 million net to Canadian Oil Sands.

Syncrude has various vendor commitments owing in 2007 to 2009 for non-capital items of which the more significant purchases total $193 million, or $71 million net to Canadian Oil Sands.

e) Desulphurization unit

Syncrude has entered into an agreement with Marsulex Inc. to utilize flue gas from Coker 8-3 of Stage 3 to manufacture fertilizer. Under the agreement, which began in 2005 and has a minimum term of 15 years, Syncrude is committed to provide the waste stream from the Flue Gas Desulphurization Unit and pay an annual disposal fee. Syncrude receives a portion of the proceeds from the fertilizer sales as a cost recovery. Canadian Oil Sands' share of this commitment, before any recovery, is approximately $3 million per year.

f) Tax disputes

For the period prior to 2000, the tax filings for COSL's predecessors, Canadian Oil Sands Investments Inc. ("COSII") and Athabasca Oil Sands Investments Inc. ("AOSII"), have been reassessed and closed. AOSII's 2000 and 2001 and COSII's 2000, 2001 and 2002 Tax Returns have been reassessed by the Canada Revenue Agency ("CRA") and Notices of Objection have been filed pertaining to the Syncrude Remission Order and other items. AOSII's 2002 tax return is currently under review and is expected to be reassessed on a similar basis. The resolution of this dispute regarding the Syncrude Remission Order is not expected to result in significant additional cash taxes being paid, however an unfavorable resolution would reduce the amount of tax pools available for carry forward. Timing of resolution of this issue and the impact on tax pool balances was not determinable at December 31, 2006.

g) Pipeline commitments

Canadian Oil Sands has a long-term agreement with Alberta Oil Sands Pipeline Limited ("AOSPL") to transport production from the Syncrude plant gate to Edmonton, Alberta. The agreement provides for reimbursement on a cost of service basis, including operating expenses, cash taxes paid, and a return on the depreciated rate base. The agreement commits Canadian Oil Sands to pay its proportionate share of the cost of service whether or not it ships any volumes on the pipeline. The cost of service in 2006, based on Canadian Oil Sands' 35.49% working interest, was $21 million (2005 - $19 million). The projected cost of service for 2007 is $21 million, based on Canadian Oil Sands' 36.74% working interest, and is expected to remain around $20 million through 2035.

Canadian Oil Sands has additional pipeline commitments related to transporting production from Edmonton, Alberta on various pipelines in Canada and the United States. These agreements commit Canadian Oil Sands to pay approximately $13 million over 2007 and 2008.

Syncrude has a long-term agreement with TransCanada Pipelines Ventures L.P. to transport gas volumes to Syncrude, which expires in 2023. The agreement provides for a minimum delivery obligation of which Canadian Oil Sands' share is $1 million per year.

h) General

Various suits and claims arising in the ordinary course of business are pending against Syncrude Canada, the operator of the Syncrude project for the participants. While the ultimate effect of such actions cannot be ascertained at this time, in the opinion of the Trust's management and in consultation with its legal counsel, the liabilities which could reasonably be expected to arise from such actions would not be significant in relation to the operations of Syncrude. Syncrude Canada as well as Canadian Oil Sands and the other Syncrude Joint Venture owners also have claims pending against various parties, the outcomes of which are not yet determinable.

19) GUARANTEES

Canadian Oil Sands has posted performance standby letters of credit with the Province of Alberta which are renewed annually. The letters of credit guarantee to the Province of Alberta the reclamation obligations of Canadian Oil Sands' interest in future reclamation of the Syncrude mine sites. The Province of Alberta can draw on the letters of credit if Syncrude fails to perform its reclamation duties on its mine sites. The maximum potential amount of payments Canadian Oil Sands may be liable for pursuant to these letters of credit is $49 million. Canadian Oil Sands accrues an asset retirement obligation on its Consolidated Balance Sheet for its share of Syncrude's reclamation costs, which was $173 million at December 31, 2006.

20) SUPPLEMENTARY INFORMATION

a) Change in non-cash working capital

		2006		2005
Operating activities				
Accounts receivable	$	(47)	$	(51)
Inventories		3		(30)
Prepaid expenses		(4)		1
Accounts payable and accrued liabilities		23		7
Less: A/P change reclassed to investing		47		17
	$	22	$	(56)
Financing activities				
Unit distribution payable	$	-	$	(46)
Investing activities				
Accounts payable and accrued liabilities	$	(47)	$	(17)

b) Interest and taxes paid

		2006		2005
Large Corporations and Income Tax paid	$	5	$	10
Interest charges paid	$	100	$	103

21) COMPARATIVE FIGURES

Comparative figures reflect the reclassification of crude oil purchases from revenues to conform to the current year's presentation. Trust Unit information has been adjusted to reflect the 5:1 Unit split, which occurred on May 3, 2006.

22) SUBSEQUENT EVENT

On January 2, 2007, the Trust closed an acquisition with Talisman Energy Inc. to purchase an additional 1.25% indirect interest in the Syncrude Joint Venture for approximately $475 million. The transaction price was comprised of $237.5 million in cash and 8,189,655 Units issued from treasury with an approximate value at the time of entering the acquisition agreement of $29 per Unit. As at February 22, 2007 the Trust owns 36.74% in the Syncrude Joint Venture.

Statistical Summary

($ millions, except as indicated)	2006	2005	2004	2003	2002
Revenues, after crude oil purchases, transportation and marketing expense	**2,432**	1,967	1,352	932	715
Operating costs	**907**	731	601	515	309
Non-production costs	**70**	85	48	38	19
Crown royalties	**232**	19	18	12	7
Administration	**17**	12	9	9	7
Insurance	**6**	8	9	7	6
Interest, net	**98**	104	95	68	39
Depreciation, depletion and accretion	**255**	198	172	93	54
Foreign exchange gain	**(5)**	(29)	(80)	(135)	(3)
Large Corporations Tax and other	**(1)**	7	(2)	17	6
Future income tax expense (recovery)	**18**	1	(27)	(2)	-
Loss from discontinued operations	**(1)**	-	-	-	-
Net income	**834**	831	509	310	271
Per Trust Unit[1] *($)*	**1.79**	1.81	1.14	0.78	0.95
Cash from operating activities	**1,142**	949	594	222	356
Per Trust Unit[1] *($)*	**2.45**	2.07	1.33	0.56	1.24
Unitholder distributions	**512**	184	180	170	115
Per Trust Unit[1] *($)*	**1.10**	0.40	0.40	0.40	0.40
Capital expenditures	**300**	800	942	786	403
Reserves *(billions of SSB bbls, net to COS)*					
Proved reserves	**1.0**	1.0	1.0	1.1	0.7
Proved plus probable reserves	**1.8**	1.8	1.8	1.8	N/A
Estimated recoverable resource *(includes proved plus probable reserves and contingent resources)*	**3**	3	3	3	2
Average daily sales *(bbls)*	**91,844**	75,994	84,575	66,793	49,806
Operating netback *($/bbl)*					
Net realized selling price, after hedging	**72.56**	70.91	43.68	38.23	39.35
Operating costs	**27.07**	26.34	19.40	21.12	16.99
Crown royalties	**6.93**	0.71	0.58	0.49	0.41
Netback price	**38.56**	43.86	23.70	16.62	21.95
Financial ratios					
Net debt to cash from operating activities *(times)*	**1.1**	1.7	2.8	6.4	1.1
Net debt to total capitalization *(%)*	**24.6**	32.8	39.0	40.3	29.0
Return on average productive capital employed *(%)*	**24.4**	37.1	21.5	15.2	34.1
Return on average Unitholders' equity *(%)*	**22.7**	27.6	21.4	20.2	31.3
Number of Trust Units outstanding *(in millions)*	**470.9**	462.6	457.2	436.0	288.4
$/Unit prices[1]					
High	**38.75**	28.60	13.64	9.14	8.97
Low	**24.32**	12.42	8.05	6.45	6.66
Close	**32.61**	25.20	13.52	9.14	7.61
Trading volume *(millions of Trust Units)*	**406.6**	356.9	389.2	227.1	166.5

1 *Trust Unit information has been adjusted to reflect the 5:1 Unit split that occurred on May 3, 2006.*

OFFICERS

C. E. (Chuck) Shultz
Chairman of the Board

Marcel R. Coutu
President and Chief Executive Officer

Allen R. Hagerman, FCA
Chief Financial Officer

Trevor R. Roberts
Chief Operations Officer

Trudy M. Curran
General Counsel and Corporate Secretary

Ryan M. Kubik
Treasurer

Laureen C. DuBois
Controller

Siren Fisekci
Director, Investor Relations

BOARD OF DIRECTORS

C. E. (Chuck) Shultz [2, 3]
(Chairman of the Board)
Chairman and Chief Executive Officer
Dauntless Energy Inc.
Calgary, Alberta

Marcel R. Coutu
President and Chief Executive Officer
Canadian Oil Sands Limited

E. Susan Evans, Q.C. [1, 2]
Calgary, Alberta

The Right Honourable Donald F. Mazankowski [1]
Edmonton, Alberta

Wayne M. Newhouse [2, 3]
Calgary, Alberta

Walter B. O'Donoghue, Q.C. [2]
Counsel, Bennett Jones LLP
Calgary, Alberta

Brant G. Sangster [1, 3]
Calgary, Alberta

Wesley R. Twiss [2, 3]
Calgary, Alberta

John B. Zaozirny, Q.C. [1]
Counsel, McCarthy Tétrault LLP
Calgary, Alberta

TORONTO STOCK EXCHANGE

COS.UN

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada, with offices in Vancouver, Calgary, Toronto, Montreal and Halifax, is the registrar and Transfer Agent for Canadian Oil Sands Trust. Computershare is also Trustee of the Trust.

Computershare Trust
Company of Canada
710, 530 - 8th Avenue SW
Calgary, Alberta, T2P 3S8

Attention: Corporate Trust Department
Telephone: 1 (800) 564-6253
Fax: (403) 267-6598
E-mail: service@computershare.com

AUDITORS

PricewaterhouseCoopers LLP
Chartered Accountants
Calgary, Alberta

INDEPENDENT QUALIFIED RESERVE EVALUATORS

GLJ Petroleum Consultants Ltd.
Calgary, Alberta

INTERNAL AUDITORS

Deloitte & Touche LLP
Calgary, Alberta

1 Member of the Corporate Governance and Compensation Committee

2 Member of the Audit Committee

3 Member of the Reserves, Marketing Operations and Environmental, Health and Safety Committee

CANADIAN OIL SANDS LIMITED

2500 First Canadian Centre
350 - 7th Avenue SW
Calgary, Alberta T2P 3N9
Telephone: (403) 218-6200
Fax: (403) 218-6201

INVESTOR AND MEDIA RELATIONS CONTACT

Siren Fisekci
Telephone: (403) 218-6220
Fax: (403) 218-6201
E-mail:
investor_relations@cos-trust.com

NOTICE OF MEETING

Canadian Oil Sands' 2007 Annual General and Special Meeting will be held in the **Metropolitan Conference Centre, The Grand Lecture Theatre, 333 - 4th Avenue SW,** Calgary, Alberta, Canada on Wednesday, **April 25, 2007** at **2:30 pm** (MST). All Unitholders are invited to attend, and those unable to do so are requested to sign and return the form of proxy mailed with this report to ensure representation at the meeting.



Canadian Oil Sands Limited
2500, 350 7th Avenue SW
Calgary Alberta, T2P 3N9
Telephone: (403) 218-6200
www.cos-trust.com

TSX: COS.UN

Canadian Oil Sands Trust
Consolidated Interest Coverage Ratio
For the Twelve Months ended December 31, 2006
(in thousands of dollars, except Interest coverage ratio)

		Actual
Net income	$	834,000
Tax		17,000
Interest on debt [(1)(2)]		99,000
Net income before interest and taxes	$	950,000
Interest on debt	$	99,000
Interest coverage- earnings		9.6

(1) Excludes amortization of deferred financing charges of approximately $3.0 million, which is included in Interest, net on the consolidated financial statements.

(2) Includes interest rate swap amounts which have reduced interest expense by approximately $0.08 million.

Canadian Oil Sands Limited
Consolidated Interest Coverage Ratio
For the Twelve Months ended December 31, 2006
(in thousands of dollars, except interest coverage ratio)

		Actual
Net income [3]	$	98,641
Tax		17,883
Interest on debt [1] [2]		143,043
Deferred Trust Royalty		241,652
Net income before interest, taxes, & Deferred Trust Royalty	$	501,219
Interest on debt		143,043
Interest coverage- earnings		3.5

[1] Excludes amortization of deferred financing charges of approximately $3.0 million, which is included in interest expense on the financial statements.
[2] Includes interest rate swap amounts which have reduced interest expense by approximately $0.08 million.
[3] Net of Deferred Trust Royalty provision.

Canadian Oil Sands Trust
Selected financial results of Consolidated Canadian Oil Sands Limited [5]
For the periods ending December 31
($ millions)

	Three Months Ended		Twelve Months Ended	
	December 31, 2006	December 31, 2005	December 31, 2006	December 31, 2005
Gross sales revenue	$ 733.9	$ 526.0	$ 2,672.1	$ 1,995.8
Operating income before other expenses [(1)]	$ 236.2	$ 222.5	$ 963.3	$ 925.9
Net income from continuing operations before Trust Royalties [(2)]	$ 119.6	$ 164.9	$ 804.7	$ 796.9
Net income (loss)	$ (10.0)	$ 14.0	$ 98.6	$ 113.2

	As at December 31, 2006
Current assets	$ 686.6
Non-current assets	$ 5,441.0
Current liabilities [(3)]	$ 1,445.6
Non-current liabilities [(4)]	$ 4,622.4

(1) *Operating income before other expenses represents net income before interest expense, foreign exchange gains and losses, income and Large Corporations tax expense, future income tax expenses and recoveries, Trust Royalties, and discontinued operations.*

(2) *Trust Royalties include both Current and Deferred balances. Current Trust Royalties for the quarter were $129 million (2005 - $nil).*

(3) *Includes a subordinated intercompany promissory note due to Canadian Oil Sands Trust of $1,116 million.*

(4) *Includes a future income tax liability of $309 million and a deferred Trust Royalty liability of $2,361 million.*

(5) *As at December 31, 2006, Consolidated Canadian Oil Sands Limited held a 35.49 per cent working interest in Syncrude, representing 100 per cent of Canadian Oil Sands Trust's aggregate indirect 35.49 percent working interest in Syncrude, and owned 100 percent of Canadian Arctic Gas Ltd. and of Canadian Oil Sands Marketing Inc.*

Management's Report

Financial Information

Management is responsible for the information contained in this annual report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and include amounts based on management's informed judgments and estimates. Where alternative accounting methods exist, management has chosen those that it deems to be the most appropriate based on Canadian Oil Sands' operations. The financial and operating information included in this annual report is consistent with that contained in the consolidated financial statements in all material respects.

To assist management in fulfilling its responsibilities, systems of accounting, internal controls, and disclosure controls are maintained to provide reasonable, but not absolute, assurance that financial information is reliable and accurate and that assets are adequately safeguarded. In addition, Canadian Oil Sands has in place a code of business conduct that applies to all of its employees and directors.

PricewaterhouseCoopers LLP, Chartered Accountants, appointed annually by the Unitholders to serve as Canadian Oil Sands' external auditors, was engaged to conduct an examination of the consolidated financial statements in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board (United States), and have expressed their opinion on these statements. Canadian Oil Sands also engages independent reserve evaluators to conduct independent evaluations of its crude oil reserves. The external auditors and reserve evaluators have unrestricted access to the management of Canadian Oil Sands, the Audit Committee, the Reserves, Marketing Operations, and Environmental, Health and Safety Committee and the Board of Directors.

The Board of Directors has appointed a four-person Audit Committee, consisting of directors who are neither employees nor officers of Canadian Oil Sands and all of whom are independent. It meets regularly with management and external auditors to discuss controls over the financial reporting process, auditing and other financial reporting matters. In addition, the Audit Committee recommends the appointment of Canadian Oil Sands' external auditors. The Audit Committee meets at least quarterly with management and the external auditors to review and approve interim financial statements prior to their release and recommends the audited annual financial statements to the Board of Directors for their approval. Annually, the Board reviews and approves Canadian Oil Sands' annual financial statements, Management's Discussion and Analysis, Annual Information Form, Management Information Circular, and annual reserves estimates. The Board of Directors has approved the annual consolidated financial statements and the Management's Discussion and Analysis based on the recommendations of the Audit Committee.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has assessed the effectiveness of Canadian Oil Sands' internal control over financial reporting as of December 31, 2006 using criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Canadian Oil Sands' internal control over financial reporting was effective as of December 31, 2006.

PricewaterhouseCoopers LLP, our independent auditors, have audited management's assessment of the effectiveness of Canadian Oil Sands' internal control over financial reporting as of December 31, 2006 as stated in their report which appears herein.

Marcel R. Coutu
President & Chief Executive Officer
February 22, 2007

Allen R. Hagerman, FCA
Chief Financial Officer
February 22, 2007

To the Unitholders of Canadian Oil Sands Trust

We have completed an integrated audit of the consolidated financial statements and internal control over financial reporting of Canadian Oil Sands Trust (the "Trust") as of December 31, 2006 and an audit of its December 31, 2005 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of the Trust as of December 31, 2006 and December 31, 2005, and the related consolidated statements of income and Unitholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit of the Trust's financial statements as of December 31, 2006 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audit of the Trust's financial statements as of December 31, 2005 and for the year then ended in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Trust as of December 31, 2006 and December 31, 2005 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Internal Control Over Financial Reporting

We have also audited management's assessment, included in the accompanying Management's Report, that the Trust maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Trust's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Trust's internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

An entity's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. An entity's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Trust maintained effective internal control over financial reporting as of December 31, 2006 is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by the COSO. Furthermore, in our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants
Calgary, Alberta
February 22, 2007

Consolidated Statements of Income and Unitholders' Equity

For the years ended December 31

($ millions, except per Trust Unit amounts)	2006	2005
Revenues	**$ 2,692**	$ 2,019
Crude oil purchases, transportation and marketing expense	**(260)**	(52)
	2,432	1,967
Expenses		
Operating	**907**	731
Non-production	**70**	85
Crown royalties *(Note 17)*	**232**	19
Administration	**17**	12
Insurance	**6**	8
Interest, net *(Note 14)*	**98**	104
Depreciation, depletion and accretion *(Note 5)*	**255**	198
Foreign exchange gain	**(5)**	(29)
Large Corporations Tax and other *(Note 11)*	**(1)**	7
Future income tax expense *(Note 11)*	**18**	1
	1,597	1,136
Net income from continuing operations	**835**	831
Loss from discontinued operations *(Note 3)*	**(1)**	-
Net income	**$ 834**	$ 831
Unitholders' equity, beginning of year	**$ 3,383**	$ 2,636
Net income	**834**	831
Issuance of Trust Units *(Note 12)*	**250**	99
Unitholder distributions *(Note 15)*	**(512)**	(184)
Contributed surplus	**1**	1
Unitholders' equity, end of year	**$ 3,956**	$ 3,383
Weighted-average Trust Units	**466**	459
Trust Units, end of year	**471**	463
Net income per Trust Unit[1]:		
Basic *(Note 12(c))*	**$ 1.79**	$ 1.81
Diluted *(Note 12(c))*	**$ 1.78**	$ 1.80

See Notes to Consolidated Financial Statements.

1 *Discontinued operations did not have a material impact on basic or diluted net income per Trust Unit*

Consolidated Balance Sheets

As at December 31

($ millions)	2006	2005
## *Assets*		
Current assets		
Cash and cash equivalents	**$ 353**	$ 88
Accounts receivable	**244**	197
Inventories *(Note 4)*	**84**	87
Prepaid expenses	**7**	3
	688	375
Property, plant and equipment, net *(Note 5)*	**5,739**	5,502
Other assets		
Goodwill *(Note 3)*	**52**	-
Assets held for sale *(Note 3)*	**6**	-
Reclamation trust *(Note 9)*	**30**	25
Deferred financing charges, net and other	**17**	23
	105	48
	$ 6,532	$ 5,925
Liabilities and Unitholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	**$ 304**	$ 281
Current portion of employee future benefits *(Note 6)*	**11**	10
	315	291
Employee future benefits and other liabilities *(Note 6)*	**100**	93
Long-term debt *(Note 8)*	**1,644**	1,737
Asset retirement obligation *(Note 9)*	**173**	148
Deferred currency hedging gains *(Note 10)*	**35**	34
Future income taxes *(Note 11)*	**309**	239
	2,576	2,542
Unitholders' equity *(Note 12)*	**3,956**	3,383
	$ 6,532	$ 5,925
Commitments and Contingencies *(Note 18)*		

See Notes to Consolidated Financial Statements.

Approved by the Board of Directors

Director

Director

Consolidated Statements of Cash Flows

For the years ended December 31

($ millions)	2006	2005
Cash provided by (used in)		
Operating activities		
Net income	**$ 834**	$ 831
Items not requiring outlay of cash		
Depreciation, depletion and accretion	**255**	198
Amortization	**3**	3
Foreign exchange on long-term debt	**(1)**	(36)
Future income tax expense	**18**	1
Other	**1**	2
Net change in deferred items	**10**	6
Funds from operations	**1,120**	1,005
Change in non-cash working capital *(Note 20(a))*	**22**	(56)
Cash from operating activities	**1,142**	949
Financing activities		
Net drawdown (repayment) of bank credit facilities *(Note 8)*	**(92)**	73
Unitholder distributions *(Note 15)*	**(512)**	(184)
Issuance of Trust Units *(Note 12(a))*	**250**	99
Change in non-cash working capital *(Note 20(a))*	**-**	(46)
Cash used in financing activities	**(354)**	(58)
Investing activities		
Capital expenditures	**(300)**	(800)
Acquisition of Canadian Arctic Gas Ltd. *(Note 3)*	**(199)**	-
Disposition of properties *(Note 3)*	**28**	-
Reclamation trust	**(5)**	(4)
Change in non-cash working capital *(Note 20(a))*	**(47)**	(17)
Cash used in investing activities	**(523)**	(821)
Increase in cash and cash equivalents	**265**	70
Cash and cash equivalents, beginning of year	**88**	18
Cash and cash equivalents, end of year	**$ 353**	$ 88
Cash and cash equivalents consist of:		
Cash	**$ 8**	$ 2
Short-term investments	**345**	86
	$ 353	$ 88

Supplementary Information (Note 20(b))

See Notes to Consolidated Financial Statements.

1) STRUCTURE OF CANADIAN OIL SANDS TRUST

Canadian Oil Sands Trust (the "Trust") is an open-ended investment trust formed under the laws of the Province of Alberta in October 1995 pursuant to a trust indenture ("Trust Indenture") which has since been amended and restated. Computershare Trust Company of Canada is appointed as Trustee under the Trust Indenture. The beneficiaries of the Trust are the holders ("Unitholders") of the units ("Units") in the Trust.

During 2006 and 2005, the Trust indirectly owned a 35.49% interest ("Working Interest") in the Syncrude Joint Venture ("Syncrude") which is involved in the mining and upgrading of bitumen from oil sands in Northern Alberta and operated by Syncrude Canada Ltd. ("Syncrude Canada"). On January 2, 2007, a subsidiary of the Trust acquired an additional 1.25% interest in Syncrude (Note 22), raising the Working Interest to 36.74%.

2) SUMMARY OF ACCOUNTING POLICIES

Consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("GAAP") and include the accounts of the Trust and its subsidiaries (collectively, "Canadian Oil Sands"). The activities of Syncrude are conducted jointly with others and, accordingly, these financial statements reflect only the proportionate interest in such activities, which include the production, operating costs, non-production costs, Crown royalty expenses, property, plant and equipment capital expenditures, inventories, employee future benefits and other liabilities, asset retirement obligation, and associated amounts payable. Substantially all operations of Canadian Oil Sands are carried out through the joint venture.

Cash and cash equivalents

Investments with maturities of less than three months at purchase are considered to be cash equivalents and are recorded at cost, which approximates market value.

Property, plant and equipment

Property, plant and equipment ("PP&E") include oil sands assets and varying interests in natural gas licenses located in the Arctic Islands in Northern Canada ("the Arctic assets"). The oil sands assets are recorded at cost and include the costs of acquiring the Working Interest and subsequent additions to PP&E, which include those costs that are directly related to the exploration, development and construction of oil sands projects. Also included in the oil sands assets is the estimated fair value of Canadian Oil Sands' asset retirement obligation (Note 9). Overburden removal, repairs and maintenance, and turnaround costs are expensed in the period incurred. Proceeds from the sale of oil sands assets are deducted from the capital base without recognition of a gain or loss, unless crediting the proceeds against accumulated costs would result in a material change in the rate of depreciation and depletion.

Oil sands assets are depreciated and depleted on the unit-of-production method based on estimated proved plus probable reserves. For purposes of the depreciation and depletion provision, capital costs include future capital costs expected to be necessary in the mining, extraction and upgrading process to recover the estimated proved plus probable reserves.

An asset impairment test is applied to the oil sands assets to ensure that the capitalized costs, less the cost of unproved properties, do not exceed management's estimate of future undiscounted revenues from proved reserves, less operating expenses, asset retirement costs, Crown royalties, and general and administrative expenses. If it is determined that the net recoverable amount is less than the net carrying amount, a write-down to the fair value is taken and charged to earnings in the period. The Trust performs this test at least annually, or whenever there is an indication that asset impairment has occurred.

The Arctic assets are recorded at cost and include the costs of acquiring the varying interests in natural gas licenses located in the Arctic Islands in Northern Canada. The Arctic assets are not amortized as they are not yet developed. A test for impairment of the Arctic assets is performed at least annually, or sooner if events or changes in circumstances indicate that its carrying amount may not be recoverable. If it is determined that the net recoverable amount is less than the net carrying amount, a write-down to the fair value is taken and charged to earnings in the period.

Goodwill

Goodwill is recorded at cost and represents the excess of the purchase price over the accounting fair value of the identifiable assets and liabilities acquired. Goodwill is tested annually for impairment, or when events or changes in circumstances indicate that its carrying amount may not be recoverable. If it is determined that the net recoverable amount is less than the net carrying amount, a write-down to the fair value is taken and charged to earnings in the period.

Inventories

Product inventories are valued at the lower of the average cost of production for the period and their net realizable value. Materials and supplies inventories are valued at the lower of average cost and replacement cost.

Asset retirement obligation

The estimated fair value of the Trust's 35.49% share of Syncrude's retirement obligations pertaining to PP&E is recognized on the Trust's Consolidated Balance Sheet. Syncrude's reclamation obligations relate to the site restoration of each mine site, of which the discounted full amount of the liability is recorded upon initial land disturbance, or when a reasonable estimate of the amount and timing of the reclamation expenditures can be determined. The fair value is determined by estimating the timing and amounts of the future reclamation expenditures, and discounting the expenditures using a credit-adjusted risk free rate applicable to the Trust. The asset retirement cost is equal to the estimated fair value of the asset retirement obligation, and is capitalized as part of the Trust's PP&E. These capital assets are depreciated using the unit-of-production method. The obligation is accreted based on the Trust's applied discount rate. The depreciation expense and accretion expense are reflected in the Trust's depreciation, depletion and accretion ("DD&A") expense in consolidated net income.

Actual reclamation costs are charged against the accumulated obligation when incurred.

Derivative financial instruments

Canadian Oil Sands may enter into derivative financial instrument contracts such as foreign currency exchange rate, crude oil and natural gas price contracts to hedge fluctuations in exchange rates, and the prices of crude oil and natural gas. Canadian Oil Sands may also enter into interest rate swap agreements to manage its interest rate risk.

Pursuant to Canadian Oil Sands' risk management policies, relationships between hedging instruments and hedged items and the strategy for undertaking the hedge transaction are documented. Canadian Oil Sands records the derivative contract as a hedge for accounting purposes when, at the time of initiating the contract, it is identified as a hedge of a specific transaction and, at both the inception of the contract and on an ongoing basis, Canadian Oil Sands assesses the derivative instrument as effective in offsetting cash flows of the hedged item. Canadian Oil Sands uses a statistical methodology called correlation analysis to test effectiveness of its crude oil and foreign exchange financial instruments on a quarterly basis. For its interest rate swaps which qualify as hedges, an effectiveness test is not required each quarter as long as the critical terms of the swap contract continue to match the underlying debt instrument. Canadian Oil Sands reviews the critical terms of the swap contract against the terms of the debt each quarter.

If a derivative contract cannot be designated as a hedge under Canadian GAAP or the hedge is no longer effective, then mark-to-market accounting is used, whereby the fair value of the contract is recorded on the balance sheet as an asset or liability. Subsequent changes in the fair value of the asset or liability are recognized in other income, which is included in net interest expense on the income statement, when those changes occur.

Gains and losses on hedge contracts which qualify for hedge accounting are recognized in net income and cash flows when the related revenues, costs, interest expense and cash flows are recognized. Crude oil and foreign currency hedging gains and losses are included in revenues as incurred. As natural gas is used in the production of Syncrude™ Sweet Blend ("SSB"), any natural gas hedging gains and losses are included in operating expenses. For interest rate swaps that qualify for hedge accounting, any gains or losses on the swaps are included in net interest expense as incurred.

Revenue recognition

Revenues from the sale of SSB and other products are recorded when title passes from Canadian Oil Sands to a third party. Revenues are recorded inclusive of hedging gains and losses, if any, from foreign currency exchange rate and crude oil hedge contracts.

Employee future benefits

Canadian Oil Sands accrues its obligations as a joint venture owner in respect of Syncrude Canada's employee benefit plans and the related costs, net of plan assets. The cost of employee pension and other retirement benefits is actuarially determined using the projected benefit method based on length of service and reflects Canadian Oil Sands' best estimate of the expected performance of the plan investment, salary escalation factors, retirement ages of employees and future health care costs. The expected return on plan assets is based on the fair value of those assets. Past service costs from plan amendments are amortized on a straight-line basis over the estimated average remaining service life of active employees ("EARSL") at the date of amendment. The excess of any net actuarial gain or loss exceeding 10% of the greater of the benefit obligation and fair value of the plan assets is amortized over the EARSL (Note 6(a)).

Future income taxes

Canadian Oil Sands follows the liability method of accounting for income taxes. Under this method, future income taxes of operating corporations are calculated as the difference between the accounting and income tax basis of an asset or liability, referred to as temporary differences, tax effected using substantively enacted income tax rates expected to be in effect when such temporary differences reverse. Future income tax balances recorded on the Consolidated Balance Sheet are adjusted to reflect changes in temporary differences and income tax rates with the adjustments being recognized in net income in the period that the changes occur.

Stock-based compensation

Canadian Oil Sands recognizes stock-based compensation expense in its Consolidated Statement of Income and Unitholders' Equity for all Trust unit options ("options") granted during the year, with a corresponding increase to contributed surplus in Unitholders' Equity. Canadian Oil Sands determines compensation expense based on the estimated fair values of the options at the time of grant, the cost of which is recognized in net income over the vesting periods of the options.

Canadian Oil Sands also recognizes stock-based compensation expense related to its performance units ("PUPs"), which are awards granted to officers, other select employees and consultants of the Trust and its affiliates under the Trust's performance unit incentive plan. Canadian Oil Sands determines compensation expense based on the estimated fair values of the PUPs, the cost of which is recognized in net income over the vesting periods of the PUPs.

As an owner in the Syncrude Joint Venture, Canadian Oil Sands also records its share of costs for Syncrude Canada's stock-based compensation programs. Syncrude Canada's programs include incentive phantom share units ("phantom units") and incentive restricted share units ("restricted units"), both of which require settlement by cash payments. Compensation expense for the phantom units and restricted units is recognized over the shorter of the normal vesting period and the period to eligible retirement if vesting is accelerated on retirement. Canadian Oil Sands' share of the change in the fair value of the vested phantom units, which is based on market related values of various Syncrude owners' shares/units at period ends, is recognized in operating expense in the year the change occurs.

Foreign currency translation

Canadian Oil Sands receives a portion of its revenues, incurs various expenses, and has U.S. dollar denominated debt, which result in monetary assets and liabilities denominated in U.S. dollars. These U.S. denominated balances are translated to Canadian dollars at exchange rates in effect at the end of the period, with the resulting gain or loss being recorded in the income statement. Translation gains and losses on U.S. denominated long-term debt are recorded as unrealized and excluded from cash from operating activities. All other translation gains and losses, which relate to the translation of U.S. denominated cash, accounts receivable and accounts payable and accrued liabilities, are classified as realized since they are settled in less than one year.

Net income per Unit

Canadian Oil Sands applies the treasury stock method to determine the dilutive impact, if any, of options assuming they were exercised in a reporting period. The treasury stock method assumes that all proceeds received by the Trust when options are exercised would be used to purchase Units at the average market price during the period.

Measurement uncertainty

The preparation of the consolidated financial statements under Canadian GAAP requires management personnel to make estimates and assumptions for many financial statement items based on their best estimate and judgment. Significant judgments and estimates relate to depreciation, depletion, the impairment test and asset retirement obligation costs as they are based on reserve engineering studies, environmental studies and future price and cost estimates, which by their nature, are subjective and contain measurement uncertainty. The values of pension and other benefit plan accrued obligations and plan assets and the amount of pension cost charged to net income depend on certain actuarial and economic assumptions, which by their nature are subject to measurement uncertainty. The calculation of future income tax is based on assumptions, which are subject to uncertainty as to the timing and at which tax rates temporary differences are expected to reverse. Uncertainties related to various income tax positions exist because the timing of resolution and the impact on tax pool balances are not currently determinable. Accordingly, actual results may differ from all of these estimated amounts as future events occur.

3) *ACQUISITION OF CANADIAN ARCTIC GAS LTD. AND DISPOSITION OF CERTAIN RELATED PROPERTIES*

In the third quarter of 2006, through a take-over bid process, Canadian Oil Sands acquired approximately 78% of the common shares of Canada Southern Petroleum Ltd. ("Canada Southern") for US$13.10 per share, for total consideration of approximately Cdn$174 million ($151 million net of $23 million cash acquired), including acquisition-related costs of approximately $1 million. On October 25, 2006, Canadian Oil Sands completed its acquisition of the remaining 22% of the outstanding common shares for additional consideration of approximately Cdn$49 million ($48 million net of $1 million cash acquired), including acquisition-related costs of approximately $1 million. Concurrent with the final purchase of shares, Canada Southern was amalgamated with another two subsidiaries of Canadian Oil Sands to form Canadian Arctic Gas Ltd. ("Canadian Arctic").

The acquisition was accounted for as a business purchase between arms length parties, in accordance with GAAP. The total purchase price was allocated based on fair values to the assets and liabilities as follows:

Net assets and liabilities assumed

Property, plant and equipment	$ 165
Cash	24
Goodwill[1]	52
Assets held for sale[2]	34
Future income taxes	(52)
	$ 223
Consideration	
Cash	$ 221
Costs associated with acquisition	2
	$ 223

1 *Goodwill is entirely due to the temporary differences created between the tax basis of the Arctic assets compared to the fair value of such assets. Goodwill is not subject to amortization, but is tested annually for impairment, or more frequently if events or circumstances arise that could result in impairment.*

2 *Assets held for sale include $35 million of oil and gas properties and equipment, working capital of $3 million, less asset retirement obligations of $3 million and estimated costs to sell the properties of $1 million.*

As at December 31, 2006, Canadian Oil Sands disposed of a portion of Canadian Arctic's conventional oil and gas exploration and development properties (the "conventional assets") for proceeds of approximately $28 million. No gain or loss was recorded on the sale of the conventional assets as the carrying values approximated the consideration received. These properties did not generate material revenue or pre-tax earnings in the period which Canadian Oil Sands owned them prior to disposal.

Canadian Oil Sands continues to hold the Arctic assets and the remaining conventional assets, which are currently being marketed for sale. The remaining conventional assets and related working capital and liabilities have been recorded at fair values, less the estimated costs to sell the assets, and classified as "Held for sale" in the Trust's Consolidated Balance Sheet at December 31, 2006. The results of operations of the conventional assets of Canadian Arctic are considered discontinued operations on the Trust's Consolidated Statement of Income and Unitholders' Equity as there will be no continuing involvement by Canadian Oil Sands in the operations of the conventional assets once they have been sold. The discontinued operations include Canadian Oil Sands' share of Canadian Arctic's loss from the conventional assets from the date of the initial take-up of shares in the third quarter to the end of the year.

4) *INVENTORIES*

	2006	2005
Materials and supplies	$ 64	$ 61
Product and linefill	20	26
	$ 84	$ 87

5) *PROPERTY, PLANT AND EQUIPMENT, NET*

December 31, 2006	Cost	Accumulated Depreciation and Depletion	Net Book Value
Oil sands assets	$ 6,633	$ 1,059	$ 5,574
Arctic assets	165	-	165
	$ 6,798	$ 1,059	$ 5,739
December 31, 2005			
Oil sands assets	$ 6,316	$ 814	$ 5,502

The net book value of the Arctic assets acquired in 2006 is not being amortized as the related properties have not yet been developed.

Total DD&A expense is comprised of the following amounts for the year ended December 31:

	2006	2005
Depreciation and depletion expense	$ 246	$ 169
Accretion expense	9	29
	$ 255	$ 198

6) *EMPLOYEE FUTURE BENEFITS AND OTHER LIABILITIES*

	2006	2005
Employee future benefits *(a)*	$ 108	$ 99
Other	3	4
	111	103
Less current portion of employee future benefits	(11)	(10)
	$ 100	$ 93

a) Employee future benefits

Syncrude Canada has a defined benefit and two defined contribution plans providing pension benefits, and other retirement and post-employment benefit plans covering most of its employees. Other post-employment benefits include certain health care and life insurance benefits for retirees, their beneficiaries and covered dependants.

Defined benefit plan

Syncrude measures its accrued benefit obligation and the fair value of plan assets for accounting purposes as at December 31 of each year. The most recent actuarial valuation of the pension plans for funding purposes was as of December 31, 2003, and the next required valuation will be as of December 31, 2006, and is expected to be completed by the second quarter of 2007.

Canadian Oil Sands' share of Syncrude Canada's defined benefit plan accrued liability, based on its 35.49% ownership at December 31 for each of 2006 and 2005, is comprised of its share of Syncrude Canada's accrued benefit obligation, partially offset by its share of Syncrude Canada's defined benefit plan assets as follows:

	Pension Benefit Plan		*Other Post Employment Benefits*		*Total*	
	2006	*2005*	**2006**	*2005*	**2006**	*2005*
Accrued benefit obligation:						
Balance - Beginning of year	**$ 498**	$ 412	**$ 37**	$ 38	**$ 535**	$ 450
Current service cost	**21**	17	**1**	2	**22**	19
Interest cost	**25**	24	**2**	2	**27**	26
Transferred in	**5**	4	**-**	-	**5**	4
Benefits paid	**(16)**	(14)	**(1)**	(1)	**(17)**	(15)
Actuarial loss (gain)	**-**	55	**-**	(4)	**-**	51
Balance - End of year	**$ 533**	$ 498	**$ 39**	$ 37	**$ 572**	$ 535
Fair value of plan assets:						
Actuarial fair value - Beginning of year	**$ 287**	$ 247	**$ -**	$ -	**$ 287**	$ 247
Actual return on plan assets	**41**	28	**-**	-	**41**	28
Employer contributions	**22**	21	**-**	-	**22**	21
Contributions - transfers	**5**	4	**-**	-	**5**	4
Benefits paid	**(16)**	(13)	**-**	-	**(16)**	(13)
Actuarial fair value - End of year	**339**	287	**-**	-	**339**	287
Funded status - Plan deficit	**(194)**	(211)	**(39)**	(37)	**(233)**	(248)
Unamortized net actuarial loss[1]	**120**	144	**6**	7	**126**	151
Unamortized past service costs[1]	**1**	1	**(2)**	(3)	**(1)**	(2)
Accrued benefit liability	**$ (73)**	$ (66)	**$ (35)**	$ (33)	**$ (108)**	$ (99)

1 *Amortized over the expected average remaining service lives of employees covered by the plan, generally 12 years.*

The asset allocation for Syncrude Canada's plan assets as of December 31 was as follows:

	Percentage of plan assets 2006	2005
Equity securities	70	70
Debt securities	30	30
	100	100

Elements of defined benefit costs recognized in the year:

	Pension Benefit Plan 2006	2005	Other Post-Employment Benefits 2006	2005	Total 2006	2005
Current service cost	$ 21	$ 17	$ 1	$ 2	$ 22	$ 19
Interest cost	25	24	2	2	27	26
Actual return on plan assets	(41)	(28)	-	-	(41)	(28)
Actuarial loss (gain)	-	55	-	(4)	-	51
Elements of employee future benefits costs before adjustments to recognize the long-term nature of employee future benefit costs	$ 5	$ 68	$ 3	$ -	$ 8	$ 68
Adjustments to recognize the long-term nature of employee future benefit costs:						
Difference between expected return and actual return on plan assets	16	6	-	-	16	6
Difference between actuarial loss (gain) recognized for year and actual actuarial loss (gain) on accrued benefit obligation for year	8	(50)	-	2	8	(48)
Difference between amortization of past service costs for year and actual plan amendments for year	-	-	-	2	-	2
	24	(44)	-	4	24	(40)
Defined benefit costs recognized in net income	$ 29	$ 24	$ 3	$ 4	$ 32	$ 28

Significant assumptions

The significant assumptions adopted in measuring Syncrude Canada's accrued benefit obligations are as follows:

	Pension Benefit Plan 2006	2005	Other Post-Employment Benefits 2006	2005
Accrued benefit obligation as of December 31:				
Discount rate	5.0%	5.0%	5.0%	5.0%
Rate of compensation increase	4.0%	4.0%	4.0%	4.0%
Benefit costs for years ended December 31:				
Discount rate	5.0%	5.75%	5.0%	5.75%
Expected long-term rate of return on plan assets	8.5%	8.5%	N/A	N/A
Rate of compensation increase	4.0%	4.0%	4.0%	4.0%

For measurement purposes, a 9% annual rate of increase in the cost of supplemental health care benefits was assumed for 2006 (2005 - 9.5%), decreasing by 0.5% each year thereafter to a 5% ultimate rate. In addition, annual rate increases of 3% in Alberta health care premiums and 4% in dental rates were used in 2006 and 2005.

Sensitivity analysis

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans under other post-employment benefits. A 1% increase (decrease) in assumed health care cost trend rates would have increased (decreased) the Trust's accrued benefit obligation by $3 million, but would not have had a material impact on the Trust's current service and interest cost.

Defined contribution plans

Canadian Oil Sands' share of the total expense, based on its 35.49% working interest during 2006 and 2005 for Syncrude Canada's defined contribution pension plans was approximately $2 million in each year.

Total cash payments

Canadian Oil Sands' share of Syncrude's total cash payments for employee future benefits for 2006, consisting of cash contributed by Syncrude Canada to its funded pension plans, cash to fund pension payments in excess of registered plan limits, cash payments directly to beneficiaries for its unfunded other benefit plans, and cash contributed to its defined contribution plans, was $26 million (2005 - $25 million), based on its 35.49% ownership in 2006 and 2005.

7) *BANK CREDIT FACILITIES*

	Credit facility
Extendible revolving term facility *(a)*	$ 40
Line of credit *(b)*	35
Operating credit facility *(c)*	800
	$ 875

Each of the credit facilities of Canadian Oil Sands Limited ("COSL") is unsecured and contains typical covenants relating to the restriction on Canadian Oil Sands' ability to sell all or substantially all of its assets or to change the nature of its business. In addition, Canadian Oil Sands has agreed to maintain its total debt-to-total book capitalization at an amount less than 0.60 to 1.0, or 0.65 to 1.0 in certain circumstances involving acquisitions.

a) Extendible revolving term facility

The $40 million extendible revolving term facility is a 364-day facility with a one year term out, expiring April 25, 2007. This facility may be extended on an annual basis with the agreement of the bank. Amounts borrowed through this facility bear interest at a floating rate based on bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees.

b) Line of credit

The $35 million line of credit is a one year revolving letter of credit facility. Letters of credit drawn on the facility mature April 30th each year and are automatically renewed, unless cancelled by Canadian Oil Sands or the financial institution providing the facility within 60 days prior to expiry. Letters of credit on this facility bear interest at a credit spread.

Letters of credit of approximately $49 million have been written against the extendible revolving term facility and line of credit as disclosed in Note 19.

c) Operating credit facility

The $800 million operating credit facility is a five year facility, expiring April 27, 2011. Amounts borrowed through this facility bear interest at a floating rate based on bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees.

As at December 31, 2006, no amounts were drawn on the operating credit facilities (2005 - $92 million).

8) LONG-TERM DEBT

	2006	2005
3.95% medium term notes due January 15, 2007 *(a)*	$ 175	$ 175
Floating rate medium term notes due January 15, 2007 *(a)*	20	20
7.625% Senior Notes due May 15, 2007 *(b)*	81	82
5.75% medium term notes due April 9, 2008 *(c)*	150	150
5.55% medium term notes due June 29, 2009 *(d)*	200	200
4.8% Senior Notes due August 10, 2009 *(e)*	291	291
5.8% Senior Notes due August 15, 2013 *(f)*	350	350
7.9% Senior Notes due September 1, 2021 *(g)*	291	291
8.2% Senior Notes due April 1, 2027 *(h)*	86	86
Credit facilities drawn, excluding letters of credit *(Note 6)*	-	92
	$ 1,644	$ 1,737

All of Canadian Oil Sands' medium term notes and Senior Notes are unsecured, rank pari passu with other senior unsecured debt of COSL, and contain certain covenants which place limitations on the sale of assets and the granting of liens or other security interests. The medium term notes are guaranteed by the Trust.

a) 3.95% Medium Term Notes and Floating Rate Medium Term Notes

On January 15, 2004 COSL issued $20 million of floating rate unsecured medium term notes as well as $175 million of 3.95% unsecured medium term notes. The fixed interest rate debt was swapped into floating rates pursuant to interest rate swap agreements (Note 16(b)(ii)). Interest on the 3.95% notes was payable semi-annually on January 15 and July 15. Interest on the floating rate notes was payable quarterly on January 15, April 15, July 15, and October 15. Both the floating rate and 3.95% medium term notes matured and were repaid on January 15, 2007.

b) 7.625% Senior Notes

On May 20, 1997 COSL issued US$70 million of 7.625% Senior Notes, maturing May 15, 2007. Interest rate swap agreements (Note 16(b)(i)) were entered into to swap the interest rate to a 5.95% fixed rate U.S. dollar payment. Interest is payable on the notes semi-annually on May 15 and November 15.

c) 5.75% Medium Term Notes

On April 8, 2003 COSL issued $150 million of 5.75% unsecured medium term notes, maturing April 9, 2008. Interest is payable on the notes semi-annually on April 9 and October 9.

d) 5.55% Medium Term Notes

On June 29, 2004 COSL issued $200 million of 5.55% unsecured medium term notes, maturing June 29, 2009. Interest is payable on the notes semi-annually on June 29 and December 29.

e) 4.8% Senior Notes

On August 9, 2004 COSL issued US$250 million of 4.8% Senior Notes, maturing August 10, 2009. Interest is payable on the notes semi-annually on February 10 and August 10.

f) 5.8% Senior Notes

On August 6, 2003 COSL issued US$300 million of 5.8% Senior Notes, maturing August 15, 2013. Interest is payable on the notes semi-annually on February 15 and August 15.

g) 7.9% Senior Notes

On August 24, 2001 COSL issued US$250 million of 7.9% Senior Notes, maturing September 1, 2021. Interest is payable on the notes semi-annually on March 1 and September 1. COSL has agreed to maintain its senior debt to book capitalization at an amount less than 0.55 to 1.0.

h) 8.2% Senior Notes

On April 4, 1997 COSL issued US$75 million of 8.2% Senior Notes, maturing April 1, 2027, and retired US$1.05 million during 2000. Interest is payable on the notes semi-annually on April 1 and October 1.

i) Future payments payable under long-term debt are as follows:

2007	$ 276
2008	150
2009	491
After five years	727
	$ 1,644

Canadian Oil Sands intends to refinance on a long-term basis the 3.95% medium term notes, the floating rate medium term notes, and the 7.625% Senior Notes, which are maturing in 2007. The Trust has $824 million of unutilized operating credit facilities at December 31, 2006 to draw on to refinance these obligations, and $800 million of these facilities do not expire until April 27, 2011. In accordance with EIC-122, debt maturing in 2007 has not been reclassified to current liabilities.

9) *ASSET RETIREMENT OBLIGATION AND RECLAMATION TRUST*

		2006		2005
Asset retirement obligation - Beginning of year	$	148	$	44
Liabilities settled		(2)		(2)
Accretion expense		9		29
Revisions to estimated cash flows		18		77
Asset retirement obligation - End of year	$	173	$	148

Canadian Oil Sands and each of the other owners of Syncrude are liable for their share of ongoing environmental obligations for the ultimate reclamation of the Syncrude Joint Venture on abandonment. The Trust estimates reclamation expenditures will be made over approximately the next 60 years, and has applied an average credit-adjusted risk free discount rate of approximately 6% in deriving the asset retirement obligation.

Syncrude's upgrader facilities have indeterminate useful lives. Therefore, the fair values of the related asset retirement obligations cannot be reasonably determined. Also, the timing and amount of the reclamation expenditures, if any, related to Syncrude's sulphur blocks are not determinable at the present time. The asset retirement obligations pertaining to the upgrader facilities and the sulphur blocks will be recognized in the year in which the settlement amounts and dates can be reasonably estimated.

The total undiscounted estimated cash flows required to settle the Trust's share of the Syncrude obligation rose to $595 million in 2006 (2005 - $525 million), primarily the result of revised estimates for reclamation material handling contract costs and adjustments for industry-wide cost escalations. Discounting these incremental cash flows resulted in an $18 million increase in the asset retirement obligation at December 31, 2006.

The reclamation expenditures will be funded from the Trust's cash from operating activities and from the Trust's mining reclamation trust. The Trust paid $2 million in each of 2006 and 2005 for its share of Syncrude's reclamation expenditures. The Trust deposits $0.1322 per barrel of production attributable to its 35.49% working interest to a mining reclamation trust established for the purpose of funding the operating subsidiaries' share of environmental and reclamation obligations. As at December 31, 2006, including interest earned on the account, the balance of the mining reclamation trust was $30 million.

In addition, the Trust has posted letters of credit with the Province of Alberta in the amount of $49 million (2005 - $42 million) to secure its pro rata share of the ultimate reclamation obligations of the Syncrude Joint Venture participants.

10) *DEFERRED CURRENCY HEDGING GAINS*

Canadian Oil Sands is exposed to fluctuations in the U.S.-Canadian currency exchange rate. In 1996, Canadian Oil Sands entered into currency hedging contracts to fix the exchange rate in future years. During 1999, Canadian Oil Sands unwound various positions and exchanged the resulting gain for adjustments to other existing currency contracts. During 2006, Canadian Oil Sands received payments totalling $3 million (2005 - $6 million) related to the unrecognized gain. In 2006, the Trust recognized $2 million in revenues (2005 - nil) related to the deferred gains. The remaining cumulative deferral of $35 million included in currency hedging gains will be recognized as revenue over the period 2007 to 2016, which is when the hedging contracts would have expired had they not been unwound (Note 16(a)).

11) *INCOME TAXES*

Payments received by the Trust in the form of royalty payments, interest, dividends, distributions or other income from its subsidiaries are taxable income to the Trust. Under current tax legislation, the Trust is entitled to deduct its cost of acquiring trust royalties, its administrative costs and taxable distributions to Unitholders from its taxable income.

The Trust's most significant operating subsidiary is COSL, which is subject to tax in the same manner as any other corporation. However, as royalty and interest payments made by COSL to the Trust and COSL's affiliates are deductible in computing its taxable income, COSL is not expecting to pay significant cash taxes under existing income tax legislation.

The tax provision recorded on the consolidated financial statements differs from the amount computed by applying the combined Canadian federal and provincial income tax statutory rate to income before tax as follows:

	2006	2005
Income before taxes	$ 851	$ 839
Statutory rates		
Federal	33.00%	36.00%
Federal abatement	-10.00%	-10.00%
Federal surtax	1.12%	1.12%
Alberta provincial rate	10.38%	11.50%
	34.50%	38.62%
Expected taxes at statutory rate	$ 294	$ 324
Add (Deduct) the tax effect of:		
Net income of the Trust - tax sheltered	(260)	(297)
Resource allowance	(39)	(27)
Non-deductible Crown charges	44	4
Capital tax	-	8
Tax rate changes	(36)	1
Assessments and adjustments	14	2
Other	-	(7)
Provision for taxes	$ 17	$ 8

Canadian Oil Sands' income taxes are calculated according to government tax laws and regulations, which results in different values for certain assets and liabilities for income tax purposes than for financial statement purposes. The amount shown on the Consolidated Balance Sheet as future income taxes represents the net differences between tax values and book carrying values on the operating subsidiaries' Balance Sheets at substantively enacted tax rates expected to apply when the differences reverse.

As at December 31, future income taxes are comprised of the following:

	2006	2005
Capital and other assets in excess of tax value	$ (826)	$ (720)
Net liabilities in excess of tax value	517	481
Balance at December 31	$ (309)	$ (239)

As at December 31, 2006, the following are the estimated balances available for deduction against future taxable income:

	2006
Canadian Oil Sands Trust:	
Canadian Development Expense[1]	$ 90
Equity Issue Costs	$ 7
Canadian Oil Sands Limited and other operating subsidiaries:	
Undepreciated Capital Costs ("UCC")[2]	
Federal UCC	$ 2,204
Provincial UCC	$ 1,991
Scientific Research and Exploration Development	$ 7
Debt Issue Costs	$ 5

1 *Deductible at a declining balance rate of 30% annually.*

2 *Majority deductible at a declining balance rate of 25% annually as well as an accelerated rate based on the "income from a mine". Approximately $71 million is not available for use, primarily related to Syncrude's Emissions Reduction project.*

12) UNITHOLDERS' EQUITY

	2006	2005
Accumulated earnings	$ 3,410	$ 2,576
Accumulated unitholder distributions	(1,718)	(1,206)
Retained earnings	1,692	1,370
Unitholders' capital *(a)*	2,260	2,010
Contributed surplus	4	3
	$ 3,956	$ 3,383

a) Unitholders' capital

The Units represent a beneficial interest in the Trust, share equally in all distributions from the Trust and carry equal voting rights. No conversion or pre-emptive rights, and limited retraction rights are attached to the Units. Units are redeemable at the option of the Unitholder at a price that is the lesser of 90% of the average closing price of the Units on the principal trading market for the previous 10 trading days and the closing market price on the date of tender for redemption, subject to restrictions on the amount to be redeemed each quarter.

In 2006, 8.3 million Units were issued (2005 - 5.3 million) for proceeds of approximately $250 million (2005 - $99 million), primarily related to the Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP") with respect to the distributions paid on February 28, 2006, May 31, 2006, August 31, 2006 and November 30, 2006. Units issued prior to May 2006 have been adjusted to reflect the 5:1 Unit split, which occurred on May 3, 2006.

The following table summarizes the Units that have been issued:

Date	*Net Proceeds per Unit*	*Number of Units*	*Net Proceeds*
Balance, January 1, 2005	-	457.2	$ 1,911
February 28, 2005	$ 15.20	1.2	18
May 31, 2005	$ 14.93	1.3	19
August 31, 2005	$ 21.54	1.0	21
November 30, 2005	$ 21.38	1.9	41
Balance, December 31, 2005		462.6	$ 2,010
February 28, 2006	**$ 28.14**	**1.5**	**42**
May 31, 2006	**$ 31.75**	**2.2**	**68**
August 31, 2006	**$ 34.44**	**2.0**	**69**
November 30, 2006	**$ 27.67**	**2.5**	**70**
Option exercises during the year	**$ 8.60**	**0.1**	**1**
Balance, December 31, 2006		**470.9**	**$ 2,260**

The Trust has a Unitholder Rights Plan (the "Rights Plan") designed to provide the Trust and its Unitholders with sufficient time to explore and develop alternatives for maximizing Unitholder value if a takeover bid is made for the Trust. One right has been issued and attached to each issued and outstanding Unit. Rights issued under the Rights Plan become exercisable when a person, and any related parties, has acquired or begins a takeover bid to acquire 20% or more of the Units without complying with certain provisions in the Rights Plan. Should such an acquisition or announcement occur, each right entitles the holder, other than the acquiring person, to purchase Units at a 50% discount to the market price.

b) Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan

In January 2002, the Trust received regulatory approval in Canada for the DRIP. Eligible Unitholders were able to participate in the DRIP for the quarterly distributions payable subject to enrollment and certain other conditions. The DRIP allowed eligible Unitholders to direct their distributions to the purchase of additional Units at 95% of the Average Market Price, as defined in the DRIP. The DRIP also provided an alternative whereby eligible Unitholders could, under the premium distribution component, have had their distributions invested in new Units and exchanged through the Plan broker for a premium distribution equal to up to 102% of the amount that the other Unitholders would otherwise have received on the distribution date. Under the terms of the DRIP, Unitholders had the option to purchase additional Units for cash at 100% of the Average Market Price if they had participated in either of the premium distribution or distribution reinvestment components of the DRIP.

The DRIP has been suspended as of January 31, 2007 as the Trust no longer requires this source of funding; however, it may reinstate the DRIP to fund future investing activities, if required.

c) Net Income per Unit

The following table summarizes the Units used in calculating net income per Unit:

(millions)	*2006*	*2005*
Weighted-average Trust Units outstanding - Basic	466	459
Effect of options	2	-
Weighted-average Trust Units outstanding - Diluted	468	459

13) STOCK-BASED COMPENSATION

Canadian Oil Sands' stock-based compensation includes stock option and performance unit plan grants for COSL employees pursuant to a long term incentive program. In addition, Syncrude Canada has stock-based compensation plans for which Canadian Oil Sands records its 35.49% working interest.

a) Canadian Oil Sands' stock-based compensation plans

Canadian Oil Sands maintains two stock-based compensation plans as described below.

Unit Option and distribution equivalent plan/Unit incentive option plan

As at December 31, 2006, Canadian Oil Sands has 2,479,625 options issued under a unit option and distribution equivalent plan (the "2002 Plan") and 214,450 options issued under a unit incentive option plan (the "2005 Plan"). The initial exercise price of options granted under the 2002 Plan was based on the weighted-average price of the Units for the five days prior to the issuance of the options and the preceding day for options granted under the 2005 Plan. Subject to customary exceptions relating to retirement, death or termination, each option has a term of seven years and vests in equal amounts over a three-year period. For options granted under the 2005 Plan, the exercise price is reduced to the extent distributions exceed a threshold set by the Board of Directors at the time of the grant.

As at December 31, 2006 the following options were issued and outstanding:

Date	*Number of Options*	*Weighted-Average Exercise Price*
Outstanding at January 1, 2005	2.1	$ 8.14
Granted in 2005	0.5	$ 15.00
Outstanding at December 31, 2005	2.6	$ 9.44
Granted in 2006	0.2	$ 29.70
Exercised in 2006	(0.1)	$ (7.13)
Outstanding at December 31, 2006	2.7	$ 11.01
Exercisable at December 31, 2005	1.6	$ 7.93
Exercisable at December 31, 2006	2.0	$ 8.67

Exercise Price	***Number of Options Outstanding***	***Weighted-Average Remaining Life (Years)***	***Weighted-Average Exercise Price***
$6.95 - $14.69 (2002 Plan)	2.5	3.7	$ 9.45
$24.19 - $35.78 (2005 Plan)	0.2	6.1	$ 29.04
	2.7	3.9	$ 11.01

The fair value of each option is estimated on the grant date using an option-pricing model. The weighted-average fair values of the options granted during the various periods and the weighted-average assumptions used in their determination are as noted below:

	2006	*2005*
Risk-free interest rate *(%)*	3.75	3.54
Expected life *(years)*	4.5	5
Expected volatility *(%)*	26	22
Expected distribution per Unit *($)*	0.80	0.40
Fair value per stock option *($)*	5.44	2.12

The weighted-average fair value of all options granted during the year was approximately $1 million (2005 - $1 million).

Performance Unit Incentive Plan

Canadian Oil Sands adopted a performance unit incentive plan ("the Incentive Plan") and granted awards of performance units ("PUPs") pursuant to this plan during 2006. The PUPs are earned on the third anniversary of the date of grant, at which time the holder is entitled to receive an amount either in the form of units or in cash equal to the aggregate current market value of the number of units subject to the PUPs. No units are to be issued from treasury and instead will be purchased in the secondary market. The number of units granted under the PUPs is dependent on the total unitholder return generated by the Trust at the end of the three years compared to a peer group, with the actual unit equivalents earned ranging from zero to double the target award.

The weighted-average fair value of all PUPs granted during the year was approximately $1 million.

Canadian Oil Sands recorded approximately $2 million in 2006 (2005 - $1 million) in Administration expense related to its stock-based compensation plans.

b) Syncrude Canada's stock-based compensation plans

Syncrude Canada maintains two stock-based compensation plans as described below.

Syncrude Canada's Incentive Restricted Share Units Plan

Syncrude Canada implemented an incentive restricted unit program in 2006, which awards restricted share units ("restricted units") to certain employees. The restricted units vest three years after the date of issuance and require settlement by cash payments. Employees who retire prior to the vesting period may be eligible to receive pro rated restricted units based upon the ratio of service provided during the vesting period relative to the full vesting period. The number of restricted units issued at the vesting date is dependent on the weighted-average price of the shares of certain of the Syncrude owners at that time and the total shareholder return of the owners' shares as compared to a relative peer group. At December 31, 2006 a total of 50,417 restricted units were outstanding, however none of these units were exercisable at year-end.

Syncrude Canada's Incentive Phantom Share Units Plan

Syncrude Canada implemented a stock-based compensation plan during 2002 which awarded phantom units to certain employees. The phantom units have value if the composite value of the weighted-average stock price of 70% of Canadian Oil Sands Trust's Units and 30% of various other joint venture owners' public shares at the time of exercise by Syncrude Canada employees exceeds the issue price of the awards. The phantom units issued up to 2005 had a term of seven years and vest based on a graded vesting schedule: after the first year of issuance, 50% of the phantom units are exercisable, 25% the following year and the last 25% after year three. Subject to customary exceptions relating to early retirement, death or termination, each phantom unit issued under this plan in 2006 has a term of seven years and vests in equal amounts over a three-year period. When the awards are exercised, they are settled in cash. At December 31, 2006 a total of one million phantom units were outstanding (2005 - 1.3 million), and a total of 0.4 million (2005 - 0.3 million) phantom units were exercisable.

In 2006, Canadian Oil Sands recorded approximately $27 million in operating expenses related to its 35.49% share of Syncrude Canada's stock-based compensation expense related to the above Syncrude plans (2005 - $36 million).

14) INTEREST, NET

	2006	2005
Interest expense on long term debt	$ 102	$ 107
Interest income and other	(4)	(3)
Interest expense, net	$ 98	$ 104

15) UNITHOLDER DISTRIBUTIONS

The Consolidated Statements of Unitholder Distributions is provided to assist Unitholders in reconciling cash from operating activities to Unitholder distributions.

Pursuant to Section 5.1 of the Trust Indenture, the Trust is required to distribute all the income received or receivable by the Trust in a quarter less expenses and any other amounts required by law or under the terms of the Trust Indenture. The Trust primarily receives income by way of a royalty and interest on intercompany loans from its operating subsidiary, COSL. The royalty is designed to capture the cash generated by COSL, after the deduction of all costs and expenses including operating and administrative costs, income taxes, capital expenditures, debt interest and principal repayments, working capital and reserves for future obligations deemed appropriate. The amount of royalty income that the Trust receives in any period has a considerable amount of flexibility through the use of discretionary reserves and debt borrowings or repayments (either intercompany or third party). Quarterly distributions are determined by the Board of Directors after considering the current and expected economic and operating conditions, ensuring financing capacity for Syncrude's expansion projects and/or Canadian Oil Sands acquisitions, and with the objective of maintaining an investment grade credit rating.

In 2005, distributions were paid to Unitholders on the last business day of the second month following the quarter and were recorded as payable at each quarter end even though they were not declared. Commencing in the fourth quarter of 2005, distributions are recorded in the quarter declared and paid. The change in recording Unitholder distributions had no impact on the ultimate distributions declared and paid to the Unitholders or to the timing of such payments nor did it impact Canadian Oil Sands' net income or cash from operating activities.

Consolidated Statements of Unitholder Distributions

For the years ended December 31	2006	2005
Cash from operating activities	$ 1,142	$ 949
Add (Deduct):		
Capital expenditures	(300)	(800)
Acquisition of Canadian Arctic Gas Ltd.	(199)	-
Disposition of properties	28	-
Non-acquisition financing, net[1]	(107)	102
Change in non-cash working capital[2]	(47)	(63)
Reclamation trust funding	(5)	(4)
Unitholder distributions	$ 512	$ 184
Unitholder distributions per Trust Unit	$ 1.10	$ 0.40

1 Primarily represents net financing to fund the Trust's share of investing activities and is a discretionary item

2 From financing and investing activities

16) DERIVATIVE FINANCIAL INSTRUMENTS

The fair values of financial instruments that are included in the Consolidated Balance Sheet, with the exception of the Senior Notes and medium term notes, approximate their recorded amount due to the short-term nature of those instruments. The fair values of the Senior Notes and medium term notes, based on third party market value indications, are as follows:

	2006		2005	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
3.95% medium term notes due January 15, 2007	$ 175	$ 175	$ 175	$ 175
Floating rate medium term notes due January 15, 2007	20	20	20	20
7.625% Senior Notes due May 15, 2007 (US$70 million)	81	82	82	84
5.75% medium term notes due April 9, 2008	150	152	150	155
5.55% medium term notes due June 29, 2009	200	205	200	208
4.8% Senior Notes due August 10, 2009 (US$250 million)	291	286	291	291
5.8% Senior Notes due August 15, 2013 (US$300 million)	350	349	350	354
7.9% Senior Notes due September 1, 2021 (US$250 million)	291	340	291	345
8.2% Senior Notes due April 1, 2027 (US$73.95 million)	86	101	86	106
	$1,644	$1,710	$1,645	$1,738

Canadian Oil Sands has entered into currency exchange contracts and interest rate swap agreements to minimize the impact of fluctuations in currency exchange and interest rates. Unrecognized gains (losses) on these risk management activities and the fair values of the derivative financial instruments as at December 31 were as follows:

	2006		2005	
	Unrecognized Gains (Losses)	Estimated Fair Value	Unrecognized Gains (Losses)	Estimated Fair Value
Currency exchange contracts *(a)*	$ 6	$ 6	$ 26	$ 25
7.625% Interest rate swap contracts *(b(i))*	N/A[1]	1	N/A[1]	2
3.95% Interest rate swap contracts *(b(ii))*	(1)	(1)	(1)	(1)
Total gains	$ 5	$ 6	$ 25	$ 26

1 *Effective January 1, 2004, pursuant to AcG 13, the 7.625% interest rate swap does not qualify for hedge accounting, and therefore, the fair value of the swap is recognized on the Consolidated Balance Sheet.*

a) Currency exchange contracts

As at December 31, 2006, Canadian Oil Sands had entered into foreign exchange contracts to sell approximately US$20 million at a rate of US$0.692 during 2007. As at December 31, 2006, the unrecognized gain on forward foreign currency exchange contracts was $6 million (2005 – $26 million). In 1996, Canadian Oil Sands entered into currency exchange contracts, fixing the exchange rate on US$1.5 billion at approximately US$0.694 per Canadian dollar with quarterly cash settlements until June 2016. During 1999, Canadian Oil Sands exchanged gains on closing certain forward currency contracts for adjustments to the terms of existing currency contracts. These transactions eliminated currency exchange commitments beyond June 30, 2006, and swapped the underlying value for currency exchange contracts, which reduced the exchange rate to US$0.658 from US$0.694 on the remaining US$466 million of currency commitments.

In 2006, Canadian Oil Sands settled US$60 million of currency exchange contracts at a net gain of $23 million, and in 2005 it settled US$100 million in currency exchange contracts at a net gain of $29 million. Gains of $20 million and $24 million in 2006 and 2005, respectively, have been recognized in the income statement as an adjustment to revenues. The remaining portion of these realized gains of $3 million and $5 million for 2006 and 2005, respectively, relate to the unwound positions and were deferred. From July 1, 2006 to December 31, 2006 Canadian Oil Sands recognized revenues of $2 million related to these deferred gains. The remaining deferred gains of $35 million at December 31, 2006 will be recognized in revenues over 2007 to 2016. The deferred balance is reflected in the Consolidated Balance Sheet under "Deferred currency hedging gains" and is more fully described in Note 10.

b) Interest rate swap contracts

i) 7.625% Senior Notes

Canadian Oil Sands has entered into interest rate swap agreements which effectively convert the fixed rate U.S. dollar payments on the 7.625% Senior Notes to a 5.95% fixed rate U.S. dollar payment for the remaining term of the notes. The effective Canadian dollar interest rates were 5.8% and 6.2% in 2006 and 2005, respectively. Settlements on these contracts have been recorded as other income, rather than as a reduction of interest expense, as these swaps do not qualify as a hedge for accounting purposes.

ii) 3.95% Medium Term Notes

Canadian Oil Sands has entered into interest rate swap agreements which effectively convert the fixed rate Canadian dollar payments on the 3.95% medium term notes to a floating rate Canadian dollar payment for the remaining term of the notes. The effective interest rates were 4.0% and 2.8% in 2006 and 2005, respectively. These swap contracts qualify as hedges for accounting purposes, and as such, the settlements have been recorded in interest expense in the financial statements.

c) Credit risk

Crude oil sales revenue credit risk is managed by limiting the exposure to customers with a credit rating below investment grade to a maximum of 25% of Canadian Oil Sands' consolidated accounts receivable. The maximum exposure to any one customer is also limited based on the credit rating of that customer. Risk is further mitigated as sales revenue receivables typically are due and settled in the month following the sale. The use of financial instruments involves a degree of credit risk which Canadian Oil Sands manages through its credit policies and by selecting counterparties of high credit quality.

17) CROWN ROYALTIES

Under Alberta's generic Oil Sands Royalty, the Crown royalty is calculated as the greater of 1% of gross revenue after transportation costs or 25% of gross plant gate revenue before hedging, less Syncrude operating, non-production and capital costs. In May 2006, there was a shift in the royalty rate from the minimum 1% of gross revenues to 25% of net revenues. As at December 31, 2006, there are no carry forward deductions for royalty purposes.

18) COMMITMENTS AND CONTINGENCIES

Canadian Oil Sands is obligated to make future cash payments under existing contractual agreements that it has entered into either directly or as an owner in Syncrude. The following commitments that relate to Syncrude reflect Canadian Oil Sands' 36.74% working interest in the joint venture (Note 22).

a) Management Services Agreement

Effective November 1, 2006, Syncrude Canada entered into a comprehensive Management Services Agreement with Imperial Oil Resources ("Imperial") to provide operational, technical and business management services to Syncrude Canada. The agreement has an initial term of ten years, with five year renewal provisions. Either Syncrude Canada or Imperial has the option to cancel the agreement on 24 months notice for any reason. Canadian Oil Sands' 36.74% share of the annual fixed fee payable to Imperial for the first 10 years under the agreement is $17 million. After the first three years through to year 10, variable performance fees will also apply based on the achievement of certain performance targets. Such variable fees may be comparable to the fixed fee component if Syncrude Canada realizes a corresponding benefit through higher production and/or lower per barrel operating costs.

b) Natural gas purchase commitments

Syncrude has entered into multi-year purchase commitments for natural gas deliveries at floating market-related prices. There are two long-term natural gas supply contracts that expire on October 31, 2008 and October 31, 2010, respectively. The remaining contracts expire at varying dates during 2007, unless they are renewed. Canadian Oil Sands' 36.74% share of this commitment is for 38 million GJs.

c) Pension plan solvency deficiency payments

The latest actuarial valuation completed in 2004 for Syncrude Canada's defined benefit pension plan requires payments to fund the pension plan solvency deficiency. Canadian Oil Sands' 36.74% share of these funding requirements is $103 million over the next 12 years. Canadian Oil Sands' share of funding requirements related to Syncrude Canada's registered pension plan will be updated when Syncrude Canada's December 31, 2006 actuarial valuation is completed in the second quarter of 2007.

d) Expenditure commitments

The total estimated project cost of Syncrude's Stage 3 expansion as at February 22, 2007 is approximately $8.55 billion, or approximately $3.1 billion net to Canadian Oil Sands based on its 36.74% working interest. While the project is essentially complete, remaining expenditures of approximately $33 million, net to Canadian Oil Sands, remain to be incurred over the next two years. Canadian Oil Sands is also committed to remaining costs of approximately $232 million related to its 36.74% share of Syncrude's Emissions Reduction project, expected to be incurred over the next four years, as well as $29 million related to miscellaneous other capital commitments over the next two years.

Syncrude introduced an employee retention incentive program for permanent Fort McMurray based employees that began on April 1, 2006 and ends on March 31, 2009. Syncrude's estimated commitment related to the program for 2007 to 2009 is $166 million, or $61 million net to Canadian Oil Sands.

Syncrude has various vendor commitments owing in 2007 to 2009 for non-capital items of which the more significant purchases total $193 million, or $71 million net to Canadian Oil Sands.

e) Desulphurization unit

Syncrude has entered into an agreement with Marsulex Inc. to utilize flue gas from Coker 8-3 of Stage 3 to manufacture fertilizer. Under the agreement, which began in 2005 and has a minimum term of 15 years, Syncrude is committed to provide the waste stream from the Flue Gas Desulphurization Unit and pay an annual disposal fee. Syncrude receives a portion of the proceeds from the fertilizer sales as a cost recovery. Canadian Oil Sands' share of this commitment, before any recovery, is approximately $3 million per year.

f) Tax disputes

For the period prior to 2000, the tax filings for COSL's predecessors, Canadian Oil Sands Investments Inc. ("COSII") and Athabasca Oil Sands Investments Inc. ("AOSII"), have been reassessed and closed. AOSII's 2000 and 2001 and COSII's 2000, 2001 and 2002 Tax Returns have been reassessed by the Canada Revenue Agency ("CRA") and Notices of Objection have been filed pertaining to the Syncrude Remission Order and other items. AOSII's 2002 tax return is currently under review and is expected to be reassessed on a similar basis. The resolution of this dispute regarding the Syncrude Remission Order is not expected to result in significant additional cash taxes being paid, however an unfavorable resolution would reduce the amount of tax pools available for carry forward. Timing of resolution of this issue and the impact on tax pool balances was not determinable at December 31, 2006.

g) Pipeline commitments

Canadian Oil Sands has a long-term agreement with Alberta Oil Sands Pipeline Limited ("AOSPL") to transport production from the Syncrude plant gate to Edmonton, Alberta. The agreement provides for reimbursement on a cost of service basis, including operating expenses, cash taxes paid, and a return on the depreciated rate base. The agreement commits Canadian Oil Sands to pay its proportionate share of the cost of service whether or not it ships any volumes on the pipeline. The cost of service in 2006, based on Canadian Oil Sands' 35.49% working interest, was $21 million (2005 - $19 million). The projected cost of service for 2007 is $21 million, based on Canadian Oil Sands' 36.74% working interest, and is expected to remain around $20 million through 2035.

Canadian Oil Sands has additional pipeline commitments related to transporting production from Edmonton, Alberta on various pipelines in Canada and the United States. These agreements commit Canadian Oil Sands to pay approximately $13 million over 2007 and 2008.

Syncrude has a long-term agreement with TransCanada Pipelines Ventures L.P. to transport gas volumes to Syncrude, which expires in 2023. The agreement provides for a minimum delivery obligation of which Canadian Oil Sands' share is $1 million per year.

h) General

Various suits and claims arising in the ordinary course of business are pending against Syncrude Canada, the operator of the Syncrude project for the participants. While the ultimate effect of such actions cannot be ascertained at this time, in the opinion of the Trust's management and in consultation with its legal counsel, the liabilities which could reasonably be expected to arise from such actions would not be significant in relation to the operations of Syncrude. Syncrude Canada as well as Canadian Oil Sands and the other Syncrude Joint Venture owners also have claims pending against various parties, the outcomes of which are not yet determinable.

19) GUARANTEES

Canadian Oil Sands has posted performance standby letters of credit with the Province of Alberta which are renewed annually. The letters of credit guarantee to the Province of Alberta the reclamation obligations of Canadian Oil Sands' interest in future reclamation of the Syncrude mine sites. The Province of Alberta can draw on the letters of credit if Syncrude fails to perform its reclamation duties on its mine sites. The maximum potential amount of payments Canadian Oil Sands may be liable for pursuant to these letters of credit is $49 million. Canadian Oil Sands accrues an asset retirement obligation on its Consolidated Balance Sheet for its share of Syncrude's reclamation costs, which was $173 million at December 31, 2006.

20) SUPPLEMENTARY INFORMATION

a) *Change in non-cash working capital*

		2006		2005
Operating activities				
Accounts receivable	$	(47)	$	(51)
Inventories		3		(30)
Prepaid expenses		(4)		1
Accounts payable and accrued liabilities		23		7
Less: A/P change reclassed to investing		47		17
	$	22	$	(56)
Financing activities				
Unit distribution payable	$	-	$	(46)
Investing activities				
Accounts payable and accrued liabilities	$	(47)	$	(17)

b) *Interest and taxes paid*

		2006		2005
Large Corporations and Income Tax paid	$	5	$	10
Interest charges paid	$	100	$	103

21) COMPARATIVE FIGURES

Comparative figures reflect the reclassification of crude oil purchases from revenues to conform to the current year's presentation. Trust Unit information has been adjusted to reflect the 5:1 Unit split, which occurred on May 3, 2006.

22) SUBSEQUENT EVENT

On January 2, 2007, the Trust closed an acquisition with Talisman Energy Inc. to purchase an additional 1.25% indirect interest in the Syncrude Joint Venture for approximately $475 million. The transaction price was comprised of $237.5 million in cash and 8,189,655 Units issued from treasury with an approximate value at the time of entering the acquisition agreement of $29 per Unit. As at February 22, 2007 the Trust owns 36.74% in the Syncrude Joint Venture.

Management's Discussion and Analysis

The following Management's Discussion and Analysis ("MD&A") was prepared as of February 22, 2007 and should be read in conjunction with the audited consolidated financial statements and notes thereto of Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") for the years ending December 31, 2006 and December 31, 2005.

ADVISORY - in the interest of providing the Trust's Unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future production and cost estimates, plans and operations, certain statements throughout this MD&A contain "forward-looking statements" under applicable securities law. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: the estimated value and amount of reserves and resources; the expected impact on the Trust from the announced changes to the federal government's taxation of income trusts, including without limitation, the negative impact on net income, cash from operating activities and Unitholder distributions and on future taxes; the expected increased D&D rate; the energy consumption levels for 2007 and beyond; the expected increased reliability and other benefits from the Management Services Agreement between Syncrude Canada Ltd. and Imperial Oil Resources; the anticipated timing to reach full production rates from Coker 8-3 and to modify the FGD unit and hydrogen plant; the anticipated costs of the new marketing group being comparable to the fees paid to EnCana Corporation for marketing services; the expected impact that increased supplies of synthetic crude oil will have on the net realized selling price that Canadian Oil Sands receives for its product; the expectation not to enter into crude oil hedges in the future; the expected realized selling price for Canadian Oil Sands' product as expressed as a differential to WTI; the level of natural gas consumption; the anticipated capital expenditures for 2007 including the amount attributable to the Syncrude Emissions Reduction project; the expected timing to produce SSP; the expected price for crude oil and natural gas in 2007; the expected production, revenues and operating costs for 2007; the net sales proceeds of the disposition of the remainder of Canada Southern Petroleum Ltd.'s conventional assets; the anticipated impact that certain factors such as natural gas and oil prices, foreign exchange and operating costs have on the Trust's cash from operating activities and net income; and the expected impact of any future environmental legislation or changes to the Crown royalties regime.

You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this MD&A include, but are not limited to: the impact of technology on operations and processes and how new complex technology may not perform as expected; labour shortages and the productivity achieved from labour in the Fort McMurray area; the supply and demand metrics for oil and natural gas; the impact that pipeline capacity and refinery demand have on prices for our products; the variances of stock market activities generally; normal risks associated with litigation; general economic, business and market conditions; regulatory changes; and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust.

You are cautioned that the foregoing list of important factors is not exhaustive. The discussion on proposed tax changes in trust tax legislation is based solely on the general information found in the background paper issued by Finance at the time of the October 31, 2006 announcement (which is not legislation), the guidelines issued by Finance on December 15, 2006, and the draft amendments to the ***Tax Act*** *released on December 21, 2006. No assurance can be given that the final legislation implementing the 2006 proposed tax changes will be consistent with the foregoing or that Canadian federal income tax law respecting income trusts and other flow-through entities will not be further changed in a manner which adversely affects the Trust and its Unitholders. To the extent that changes, including the 2006 proposed tax changes, are implemented, such changes could result in the income tax considerations described in this MD&A being materially different in certain respects. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A, and unless required by law, the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.*

BUSINESS DESCRIPTION

Canadian Oil Sands Trust is an open-ended investment trust that generates income from its oil sands investment in the Syncrude Joint Venture ("Syncrude"), the largest oil sands facility in the world. Our interest in Syncrude throughout 2006 and 2005 was 35.49%, but increased to 36.74% on January 2, 2007 following the acquisition of an additional 1.25% working interest. Our investment represents the largest ownership and only pure public investment opportunity in Syncrude. Syncrude, which has been in operation since 1978, is operated and administered by Syncrude Canada Ltd. ("Syncrude Canada") on behalf of the Syncrude owners. While Syncrude Canada is responsible for the daily operations of the joint venture, a Management Committee and other various committees of Syncrude Canada's Board of Directors, staffed by the Syncrude owners, oversee and approve significant Syncrude expenditures and long-term strategies.

Syncrude produces a high quality, light, sweet crude oil referred to as "Syncrude™ Sweet Blend" ("SSB") from oil sands sourced from its Base, North and Aurora North mines located in the Athabasca region of Northern Alberta. When combined with Syncrude's Aurora South lease, which has not yet been developed, Canadian Oil Sands' estimated proved plus probable reserves total 1.8 billion barrels. Syncrude's current resource estimate of approximately nine billion barrels, or three billion barrels net to the Trust, includes the proved plus probable reserves as well as contingent resources.

Syncrude's extensive oil sands leases provide a long-term source of bitumen for the production of SSB, which has an average gravity of about 32°API and less than 0.2% sulphur content. Each Syncrude owner receives its share of SSB production-in-kind and is responsible for its own marketing activities. SSB is transported by various pipelines to refineries throughout most of Canada and the United States ("U.S.").

In 2006, Syncrude's productive capacity of its bitumen extraction plants and upgrading facilities increased by 100,000 barrels per day to approximately 350,000 barrels per day, or 128 million barrels annually. The increase in capacity reflects the completion of the third phase, referred to as Stage 3, of Syncrude's multi-staged expansion plan that is aimed at achieving productive capacity in excess of 500,000 barrels per day. The Stage 3 facilities came on-line in August 2006. With the new facilities, Syncrude's estimated proved plus probable reserves life is approximately 40 years.

Syncrude's post-Stage 3 facilities have the design capability to produce approximately 375,000 barrels per day when operating at full capacity under optimal conditions and with no downtime for maintenance or turnarounds. This daily production capacity is referred to as "barrels per stream day". However, under normal operating conditions, scheduled downtime is required for maintenance and turnaround activities and unscheduled downtime will occur as a result of mechanical problems, unanticipated repairs and other shutdowns. When allowances for such downtime are included, the daily productive capacity of Syncrude's post-Stage 3 facilities is approximately 350,000 barrels per day on average and is referred to as "barrels per calendar day". Unless stated otherwise, all references to Syncrude's productive capacity in the following discussions refer to barrels per calendar day.

EXECUTIVE OVERVIEW

Canadian Oil Sands is responsible for funding our share of Syncrude's operations, expansions, and our own administrative costs. Funding sources include cash from operating activities, generated from the sale of our portion of SSB produced at the Syncrude plant and, as required and deemed appropriate, debt and equity financing. Free cash flow, which is calculated as cash from operating activities, less capital expenditures and reclamation trust contributions, is a key indicator of the Trust's ability to repay debt and pay Unitholder distributions.

Cash from operating activities is highly dependent on the net selling price received for our SSB, production and sales volumes, operating costs and other expenses, including Crown royalties. The price we receive for our product, net of crude oil purchases, transportation and marketing fees, reflects the realized selling price at the Syncrude plant gate for sales of SSB production. Historically, it has correlated closely to the U.S. West Texas Intermediate ("WTI") benchmark oil price, and also was impacted by movements in U.S./Canadian foreign exchange rates. World events and supply and demand fundamentals create volatility in crude oil prices, in addition to impacting the price differential of our SSB product relative to Canadian dollar WTI prices. The differential can move from a premium to a discount depending on the supply/demand dynamics in the market.

MARKET CAPITALIZATION AT DECEMBER 31
($ billions)


2002
2.2
2005
2006
15.4


2002
2.6
2005
2006
16.6

ENTERPRISE VALUE AT DECEMBER 31 (MARKET CAP + NET DEBT)
($ billions)

Production volumes reflect the capacity of the Syncrude facility and reliability of its operations. The process of mining, extracting and upgrading bitumen is a highly technical and complex operation requiring regular maintenance of the various operating units, which can affect production volumes, and consequently, revenues. Production volumes have a significant impact on per barrel operating costs as a large proportion of the costs are fixed and, if the plant is not operating, repair costs typically are also being incurred. One of the most significant production costs is natural gas; accordingly, operating costs are also sensitive to changes in natural gas prices and the consumption level of natural gas volumes in the production process.

The Trust's sales volumes will differ modestly from its share of Syncrude's production volumes due to changes in inventory, which are primarily in-transit pipeline volumes. These in-transit volumes vary with current production. The growth in SSB production from the Stage 3 facilities also has required Canadian Oil Sands to access more distant markets to sell its share of SSB production, which generally increases in-transit pipeline volumes.

In addition to funding sustaining capital expenditures, our cash from operating activities is used to pay distributions to our Unitholders, manage debt levels relative to our net debt target, and to finance acquisitions or our share of Syncrude's expansion projects.

Management continually explores for acquisition opportunities of oil sands related assets to identify opportunities that may add value for our Unitholders. We also seek to maximize long-term Unitholder value by optimizing distributions to Unitholders. Distributions are dependent upon free cash flow, financing requirements for major sustaining capital projects and expansions, and our objective of maintaining an investment grade credit rating. Management and Canadian Oil Sands' Board of Directors feel that it is necessary to have a strong credit rating in order to finance future expansion and acquisition opportunities with minimal equity dilution, while remaining unhedged to oil prices.

In late 2006, the federal government announced its intention to impose a new tax on certain distributions from existing income and royalty trusts effective in 2011. If the

proposed changes are enacted, the Trust's Unitholder distributions will be materially impacted once the new rules are in effect. In response to these proposed trust tax rules, the larger asset base resulting from the recent acquisition of the 1.25% Syncrude working interest and the completion of the Stage 3 project, Canadian Oil Sands has adjusted its financing strategy and correspondingly revised its net debt target to about $1.6 billion, up from $1.2 billion. The increase in the net debt level should reduce the cost of capital and assist in optimizing value to the Trust's Unitholders by positioning the Trust to accelerate fuller payout of free cash flow during the transition period until the new tax rules take effect.

More information regarding Canadian Oil Sands, including our Annual Information Form ("AIF"), is available at www.sedar.com or on our website at www.cos-trust.com.

REVIEW OF SYNCRUDE OPERATIONS

Syncrude's production in 2006 was marked by the start-up of the Stage 3 facilities, which resulted in 94.3 million barrels, or approximately 33 million barrels net to the Trust, being produced. On a daily basis, 2006 production was approximately 258,000 barrels per day, or 91,600 barrels per day net to the Trust based on its 35.49% working interest. In our original 2006 guidance provided in the fourth quarter of 2005, we had anticipated production from the new Stage 3 facilities to begin the second quarter of 2006. However, during the initial start-up of the new Coker 8-3 in May 2006, odorous emissions were detected that resulted in the shutdown of that coker 10 days later. The source of the issue was identified and remediated, and by the end of August, Syncrude successfully restarted the Stage 3 operations, with Coker 8-3 running at near-design capacity rates for a portion of the third quarter. That quarter was also supported by better reliability and operating performance of the original Mildred Lake upgrading facility (the "Base Plant"). However, late in November 2006, Coker 8-2 underwent unscheduled maintenance, including a complete outage of the unit to clean internal coke deposits before it was returned to service in January 2007. This unplanned maintenance, in addition to an extended Coker 8-1 turnaround in the first quarter of 2006, reduced the impact of the incremental Stage 3 production.

Production in 2006 exceeded the prior year by 16.2 million barrels, or 5.7 million barrels net to the Trust, primarily as a result of the incremental Stage 3 production and better reliability and throughput rates from the other upgrading units in the third quarter of the year. By comparison, the prior year's lower production level reflects an extended Coker 8-2 turnaround, sulphur plant pump problems, maintenance activity on the heavy gas oil hydrotreaters, the vacuum distillation unit shutdown and throughput restrictions.

Now that the Stage 3 project is complete, with the exception of some final clean-up work, Syncrude's current focus is to reach sustained annual production of 128 million barrels, or 47 million barrels net to the Trust. To assist in achieving this objective, Syncrude Canada, as operator of the joint venture, entered into a Management Services Agreement with Imperial Oil Resources ("Imperial") on November 1, 2006. Under the agreement, Imperial will provide operational, technical and business management services to Syncrude Canada by utilizing its global expertise and association with ExxonMobil, with the goal of improving Syncrude's operating reliability and performance. Imperial has a vested interest through its 25% ownership in Syncrude.

The agreement is effective November 1, 2006 and has an initial term of 10 years with five-year renewal provisions, but can be cancelled at any time by either Imperial or Syncrude Canada upon 24 months notice. An opportunity assessment team ("OAT") comprised of experts from Syncrude, Imperial, ExxonMobil, and some of the other

Syncrude owners, including Canadian Oil Sands, has been formed and is conducting a comprehensive onsite assessment of the Syncrude operations in the first quarter of 2007. The mandate of this team is to better understand, prioritize and define best approaches for implementing potential opportunities. In the second quarter of 2007, the OAT is expected to make specific recommendations to the Syncrude owners. If the recommendations that are approved by the Syncrude owners are not to the reasonable satisfaction of Imperial, then Imperial can terminate the Management Services Agreement.

For the first 10 years of the agreement, Canadian Oil Sands is committed to pay its 36.74% pro-rata share of the approximately $47 million annual fixed service fees, or $17 million net to Canadian Oil Sands, in addition to its share of the direct costs incurred by Imperial in providing the services to Syncrude Canada. Following the initial 10 year period, the annual fixed service fees drop to $33 million, or approximately $12 million net to the Trust. After the first three years and to the end of the tenth year, variable fees based on the achievement of certain performance targets also apply. Syncrude Canada would be required to pay such variable fees, in a range comparable to the fixed fee component, to the extent there was a corresponding benefit realized through higher production and/or lower per barrel operating costs in each year. The fixed fee component for the first 10 years of the agreement has been included as a commitment of the Trust in the "Contractual Obligations and Commitments" section of this MD&A.

The agreement also promotes Syncrude's growth plans to increase its productive capacity to over 500,000 barrels per day by engaging the Syncrude owners to pursue the scope design of the currently proposed Stage 3 debottleneck and Stage 4 expansions.

SELECTED ANNUAL FINANCIAL INFORMATION

($ millions, except per Trust Unit amounts)	2006	2005	2004
Revenues, after crude oil purchases, transportation and marketing expense	**2,432**	1,967	1,352
Net income	**834**	831	509
Net income per Trust Unit, Basic[1]	**1.79**	1.81	1.14
Net income per Trust Unit, Diluted[1]	**1.78**	1.80	1.14
Cash from operating activities	**1,142**	949	594
Cash from operating activities per Trust Unit[1]	**2.45**	2.07	1.33
Total assets	**6,532**	5,925	5,068
Net debt[2]	**1,291**	1,649	1,682
Total other long-term financial liabilities[3]	**273**	241	136
Unitholder distributions per Trust Unit[1]	**1.10**	0.40	0.40

1 *Trust Unit information has been adjusted to reflect the 5:1 Unit split that occured on May 3, 2006.*

2 *Long-term debt less cash and cash equivalents.*

3 *Includes employee future benefits and other liabilities as well as the asset retirement obligation.*

In order to provide meaningful information to our Unitholders, the focus of our MD&A is to provide explanations of material variances in our financial results and significant events that have occurred since December 31, 2005. Canadian Oil Sands considers material information to be any information relating to the business of the Trust and its subsidiaries that would reasonably be expected to have a significant influence on an investor's investment decision. We believe users of our financial results consider material information

to be that which impacts the Trust's net income, net income, cash from operating activities and free cash flow, which is available for distribution to Unitholders, for reinvestment in growth through expansions or acquisitions, or for repayment of debt. We endeavour to identify and provide in our MD&A, financial statements, and guidance documents on a timely basis and in an understandable form, the factors that impact our net income, cash from operating activities and free cash flow, namely: crude oil prices, production and sales volumes, our SSB net realized selling prices relative to WTI prices, hedging impacts, costs of operations, financing costs, capital and other relevant costs.

In each of 2006, 2005 and 2004, the financial results of Canadian Oil Sands reflect a 35.49% working interest in the Syncrude Joint Venture. The financial results do not include the additional 1.25% working interest acquired by Canadian Oil Sands from Talisman Energy Inc. ("Talisman") on January 2, 2007. All Trust unit ("Unit") information has been adjusted to reflect the 5:1 Unit split, which occurred on May 3, 2006. In the last half of 2006, Canadian Oil Sands acquired Canadian Arctic Gas Ltd., formerly Canada Southern Petroleum Ltd. ("Canadian Arctic"). The results of operations related to Canadian Arctic's conventional oil and gas assets are reflected in "Loss from discontinued operations" on the Trust's Consolidated Statement of Income and Unitholders' Equity.

CANADIAN OIL SANDS AVERAGE DAILY SALES
(bbls per day)


2002
2005
2006
91,844


2002
2005
2.07
2006
2.45

CASH FROM OPERATING ACTIVITIES
($ per Unit)

An important change in this MD&A compared to that of prior years is that we now are discussing "cash from operating activities", as per the Trust's Consolidated Statements of Cash Flows, as our measure of the Trust's ability to generate cash from operations. Previously Canadian Oil Sands reported "funds from operations", which did not include changes in non-cash working capital from operating activities and was not considered a Canadian generally accepted accounting principles ("GAAP") measure. Cash from operating activities provides similar information to funds from operations and better comparability to other reporting entities as it is a GAAP measure.

Revenues, after crude oil purchases, transportation and marketing expense, reflect the additional Stage 3 volumes that came on stream in August 2006, supported by a higher average realized selling price for our SSB product. Canadian Oil Sands' daily sales volumes averaged approximately 91,800 barrels, an increase of 21% compared to 2005, and of 9% over 2004. Prior to 2006, Syncrude's highest production levels were in 2004, reflecting an unusual year without a coker turnaround. Comparatively, Coker 8-1 and Coker 8-2 underwent turnarounds in 2006 and 2005, respectively. As well in 2005, sulphur plant pump problems, maintenance activity on the heavy gas oil hydrotreaters, the vacuum distillation unit shutdown and throughput restrictions all served to reduce production in that year.

An increase in the average realized selling price reflects similar increases in WTI prices, which averaged US$66.25 per barrel, US$56.70 per barrel, and US$41.47 per barrel in each of 2006, 2005 and 2004, respectively. The full impact of the higher 2006 WTI benchmark price was not realized in 2006 due to a weakening of the SSB price differential to WTI as well as a strengthening of the Canadian dollar relative to the U.S. dollar, which averaged $0.88 US/Cdn in 2006, up from $0.83 and $0.77 in 2005 and 2004, respectively. In 2006, our SSB product traded at an average discount of $2.57 per barrel to Canadian dollar WTI prices compared with a premium of $1.05 per barrel in 2005 and a discount of $1.53 per barrel in 2004. We believe the movement in the differential primarily reflects varying supply levels of light synthetic crude oil from a number of producers over the past three years. Supply rose as additional production came on stream from new oil sands projects, including Syncrude's Stage 3 expansion, and decreased during periods when producers were going through turnarounds or experiencing difficulties in their production facilities.

The increase in revenues, after crude oil purchases, transportation and marketing expense, was the primary reason for the overall increase in net income and cash from operating activities in 2006 compared with the two prior years. However, partially offsetting the increase in 2006 revenues were increases to Crown royalties, operating costs, depreciation, depletion and accretion ("DD&A") expense, and future income tax expense, combined with lower foreign exchange gains relative to both 2005 and 2004. The increase in DD&A and future income tax expense and the reduction in the unrealized portion of the foreign exchange gains in 2006 reduced the Trusts' net income, but did not impact cash from operating activities. Crown royalties rose to $232 million, or $6.93 per barrel in 2006, reflecting the shift in May 2006 to the higher royalty rate of 25% of net revenues compared to the minimum 1% of gross revenues that had been in place for 2005 and 2004, which resulted in Crown royalties of $19 million, or $0.71 per barrel, and $18 million, or $0.58 per barrel, in each of those years, respectively.

OPERATING COSTS
($ per bbl)


2002
2005
2006
27.07

Operating costs were $907 million, or $27.07 per barrel, in 2006, compared with $731 million, or $26.34 per barrel in 2005, and $601 million, or $19.40 per barrel in 2004. Equipment and staff to support Syncrude's Stage 3 operations were in place throughout 2006, although production from the new facilities was not established until the end of August 2006, which contributed to higher production costs of $20.97 per barrel, compared to $19.25 per barrel and $15.16 per barrel in 2005 and 2004, respectively. Purchased energy accounted for $6.10 per barrel of the total operating costs, slightly lower than $7.09 per barrel in 2005, but higher than $4.24 per barrel recorded in 2004. While the cost of natural gas was comparable in each of 2006 and 2004 at approximately $6 per gigajoule ("GJ"), consumption per barrel in 2006 was substantially higher, reflecting larger volumes being mined at the Aurora mine, which relies mainly on purchased gas for its energy needs, as well as increased use of purchased natural gas while the Stage 3 facilities were being brought on-line compared to 2004. Purchased energy costs were higher in 2005 than both 2006 and 2004, primarily reflecting an average natural gas price of $8.40 per GJ.

DD&A expense increased in 2006 relative to the two prior years because of a higher depreciation and depletion ("D&D") rate and larger production volumes. The per barrel D&D rate was $7.34, $6.11, and $5.50 in each of 2006, 2005 and 2004, respectively, as a result of increasing Stage 3 capital costs and higher future development costs. Unrealized foreign exchange gains were $1 million in 2006, a decrease of $35 million and $88 million compared to 2005 and 2004 as the Canadian dollar strengthened more in 2005 and 2004, resulting in larger gains in each of those years. Future income tax reduced net income by $18 million in 2006 compared to a reduction of only $1 million in 2005 and an increase of $27 million in 2004.

Total assets continued to increase significantly in 2006 compared to 2005, reflecting a build in the Trust's cash balance of $265 million at year-end, of which $237 million was paid to Talisman on January 2, 2007 to satisfy the cash component of the additional Syncrude interest acquisition. Capital assets increased by $237 million, reflecting both capital expenditures for our share of Syncrude's capital program in excess of depreciation and depletion, as well as the acquisition of the Arctic gas properties of Canadian Arctic during 2006. The Canadian Arctic acquisition increased capital assets by $165 million and goodwill by $52 million. In 2005 and 2004, our share of Syncrude's capital expenditures, largely related to the Stage 3 capital program, increased capital assets by approximately $800 million and $942 million, respectively. Accounts receivable rose at December 31, 2006 due to the higher SSB sales volumes and sales price, compared to December 31 in each of 2005 and 2004.

Total other long-term financial liabilities rose substantially at the end of 2006 and 2005 compared to 2004 year-end mainly due to an increase in the asset retirement obligation ("ARO") in 2006 and 2005. Each of the Syncrude owners are liable for their share of ongoing environmental obligations for the ultimate reclamation of the Syncrude project. The ARO represents the present value estimate of Canadian Oil Sands' share of these costs, which, as at December 31, 2006, increased to $173 million from $148 million and $44 million at year-end 2005 and 2004, respectively.

Syncrude's undiscounted estimate of the total cash flows required to settle the Trust's share of the obligation rose to $595 million at December 31, 2006 from $525 million at December 31, 2005 and $275 million at December 31, 2004. The increases in 2006 and 2005 from 2004 are mainly the result of revised assumptions regarding the volume of reclamation material required and the costs associated with storing and handling the additional material. Cost escalation associated with revegetation, landforming, and additional regional drainage requirements also contributed significantly to the estimate increases. In addition, adjustments totalling $37 million were recorded in 2005 to correct the Trust's ARO balance.

2006 QUARTERLY OPERATING COSTS
($ per bbl)


Q4
22.50
Annual
27.07

Cost escalation, particularly as a result of inflationary pressures in the Fort McMurray area, has been a significant trend that has arisen over the last few years. The Trust's D&D rate, ARO, operating and capital costs have all been impacted by higher cost of materials and services and the associated costs of labour shortages. We anticipate these inflationary pressures will continue in light of the significant level of oil sands activity that is expected, particularly over the next three years as the other major oil sands projects are completed.

Net debt at December 31, 2006 decreased to $1.3 billion from $1.6 billion at December 31, 2005 as a result of a larger cash balance at year-end and repayment of amounts owing on the Trust's credit facilities in 2006 compared to the prior year-end. Net debt at December 31, 2005 fell slightly from December 31, 2004 as funds from operations in 2005 were more than sufficient to cover capital expenditures and distributions, and a stronger Canadian dollar reduced the carrying value of our U.S. dollar denominated long-term debt.

SUMMARY OF QUARTERLY RESULTS

Quarterly variances in revenues, net income, and cash from operating activities are caused mainly by fluctuations in crude oil prices, production and sales volumes, production costs, and natural gas prices. Net income is also impacted by non-cash foreign exchange gains and losses caused by fluctuations in foreign exchange rates on our U.S. dollar denominated debt and by future income tax changes. While the supply/demand balance for crude oil affects selling prices, the impact of this equation is difficult to predict and quantify and has not displayed significant seasonality. A large proportion of operating costs are fixed, and as such, per barrel operating costs are highly variable to production volumes. Maintenance and turnaround activities are typically scheduled to occur in the first or second quarter. However, the exact timing of unit shutdowns cannot be precisely scheduled, and unplanned outages will occur. As a result, production levels also may not display reliable seasonality patterns or trends. Maintenance and turnaround costs are expensed in the period incurred and can lead to significant increases in operating costs and reductions in production in those periods, as demonstrated by the high per barrel operating costs, particularly in the first quarters of 2006 and 2005. Natural gas prices are typically higher in winter months as heating demand rises, but this seasonality is significantly influenced by weather conditions and North American natural gas inventory levels.

($ millions, except where otherwise noted)	*Q1*	*Q2*	*2006* *Q3*	*Q4*	*Annual*
Revenues, after crude oil purchases, transportation and marketing expense	473	624	689	646	2,432
Net income	91	337	278	128	834
Net income per Trust Unit, Basic	0.20	0.72	0.60	0.27	1.79
Net income per Trust Unit, Diluted	0.20	0.72	0.59	0.27	1.78
Cash from operating activities	187	209	334	412	1,142
Cash from operating activities per Trust Unit	0.40	0.45	0.72	0.88	2.45
Net realized selling price *($/bbl)*	70.24	79.35	78.43	63.71	72.56
Operating costs *($/bbl)*	40.26	28.48	19.68	23.60	27.07
Daily average sales volumes *(bbls/d)*	74,929	86,394	95,438	110,185	91,844

($ millions, except where otherwise noted)	*Q1*	*Q2*	*2005* *Q3*	*Q4*	*Annual*
Revenues, after crude oil purchases, transportation and marketing expense	344	492	612	519	1,967
Net income	59	218	380	174	831
Net income per Trust Unit, Basic	0.13	0.48	0.83	0.38	1.81
Net income per Trust Unit, Diluted	0.13	0.48	0.83	0.37	1.80
Cash from operating activities	105	199	364	281	949
Cash from operating activities per Trust Unit	0.23	0.43	0.79	0.61	2.07
Net realized selling price *($/bbl)*	63.66	68.03	77.43	72.07	70.91
Operating costs *($/bbl)*	38.13	21.35	23.61	25.54	26.34
Daily average sales volumes *(bbls/d)*	59,897	79,506	85,942	78,318	75,994

2006 QUARTERLY REALIZED SELLING PRICE
($ per bbl)



Q1 70.24
Q4 63.71



Q1 74,929
Q4 110,185

2006 QUARTERLY DAILY AVERAGE SALES VOLUMES
(bbls per day)

Higher revenues, after crude oil purchases, transportation and marketing expense, in the last half of 2006 reflect the additional Stage 3 volumes, which came on at the end of August 2006. The unplanned maintenance on Coker 8-2 that occurred in the latter half of the fourth quarter reduced the full impact of higher Stage 3 volumes and increased operating costs. The third quarter of 2006 reflected reliable operations and the start-up of the Stage 3 facilities, which resulted in lower operating costs on a per barrel basis relative to the other quarters in 2006 and 2005. The increased volumes in the third quarter of 2006 were supported by strong selling prices for our SSB, reflecting robust WTI prices averaging US$70.60 per barrel, which generated $689 million in revenues. In the second quarter of 2006, we realized $79.35 per barrel on our SSB sales, which also resulted in increased revenues compared to 2005. In each of the first quarters of 2006 and 2005, production was impacted by significant turnaround schedules, thereby reducing revenues and increasing operating costs.

During the second quarter of 2006, Crown royalties shifted to the higher rate of 25% of net revenues, compared to the minimum 1% of gross revenues that had been in place since January 1, 2002. The 2006 third and fourth quarter results reflect the full impact of the higher Crown royalty expense compared to the second quarter of 2006, which included only one month at the higher rate.

Foreign exchange gains and future income tax recoveries of $46 million and $29 million, respectively, in the second quarter of 2006 increased net income relative to the other quarters in the year. Comparatively, in the third quarter of 2005, a $53 million foreign exchange gain contributed to net income totalling $380 million, or $0.83 per Unit.

Canadian Oil Sands' unaudited fourth quarter 2006 results have been discussed and analyzed in our MD&A released on January 29, 2007 and filed with the Trust's January 29, 2007 press release, which is available at www.sedar.com.

REVIEW OF CONSOLIDATED RESULTS

Canadian Oil Sands reported net income in 2006 similar to 2005, but higher cash from operating activities. Net income was $834 million, or $1.79 per Unit, in 2006 compared to $831 million, or $1.81 per Unit in the prior year. Cash from operating activities rose to $1.1 billion, or $2.45 per Unit, from $0.9 billion, or $2.07 per Unit, in 2005. The improved cash from operating activities reflects larger sales volumes in 2006, supported by a slightly higher average sales price for our SSB product. Higher revenues in 2006 were partially offset by increases in operating costs, Crown royalties, DD&A and future income tax expense compared to 2005, as well as lower foreign exchange gains than 2005, as shown in the table below. Cash from operating activities was impacted by the same factors, excluding DD&A, unrealized foreign exchange gains, and future income taxes as they are non-cash items.

NETBACK AFTER HEDGING
($ per bbl)


2002
21.95
2005
2006
38.56

($ per bbl)	*2006*	*2005*	*$ Change*
Net realized selling price	72.56	70.91	1.65
Operating costs	(27.07)	(26.34)	(0.73)
Crown royalties	(6.93)	(0.71)	(6.22)
Netback	38.56	43.86	(5.30)
Non-production costs	(2.08)	(3.06)	0.98
Administration and insurance	(0.65)	(0.73)	0.08
Interest, net	(2.93)	(3.74)	0.81
Depletion, depreciation and accretion	(7.61)	(7.13)	(0.48)
Foreign exchange gain	0.16	1.05	(0.89)
Current and future income tax	(0.53)	(0.29)	(0.24)
	(13.64)	(13.90)	0.26
Net income per barrel	24.92	29.96	(5.04)
Sales volumes (MMbbls)	33.5	27.7	5.8

Net income before unrealized foreign exchange gains and future income tax expense, which management believes is a better measure of operational performance than net income, was $851 million, or $1.83 per Unit in 2006, an improvement of $55 million, or $0.10 per Unit compared to the prior year. The following table reconciles this measure to net income.

($ millions)	2006	2005	$ Change
Net income per GAAP	834	831	3
Add (Deduct):			
Unrealized foreign exchange gain	(1)	(36)	35
Future income tax expense	18	1	17
Net income before unrealized foreign exchange and future income taxes	851	796	55

The net income before unrealized foreign exchange and future income taxes reflected in the previous table is a measurement that is not defined by GAAP. The Trust also reports funds from operations, free cash flow, and Unitholder distributions on both a total and per Unit basis, as well as cash from operating activities per Unit, which are all measures that do not have any standardized meaning under Canadian GAAP. Funds from operations are calculated on the Trust's consolidated statement of cash flows as cash from operating activities before changes in operating non-cash working capital. Free cash flow is now calculated as cash from operating activities less capital expenditures and reclamation trust contributions in the period. The net income before foreign exchange and future income taxes in the previous table and the Trust's funds from operations and free cash flow may not be directly comparable to similar measures presented by other companies or trusts.

NET INCOME
($ millions)


2002
271
2005
831
2006
834


2002
0.95
2005
2006
1.79

NET INCOME - BASIC
($ per Unit)

Consolidated results compared to the prior year's annual report Outlook

The Trust provides estimates of its anticipated financial and operating results for the next fiscal year in our annual report, and we revise this guidance throughout the year in our quarterly reports and information releases to reflect actual operating results and new information as it becomes available.

The Trust's $1.1 billion funds from operations in 2006 were 15% higher than the $970 million guidance in the 2005 annual report. Higher net revenue, partially offset by a related increase in Crown royalties, was the main factor contributing to the strong 2006 performance.

Total revenues, after crude oil purchases, transportation and marketing expense, in 2006 were $2.4 billion, exceeding our Outlook estimate of $2.3 billion. The better than expected results reflected WTI prices that averaged US$66.25 per barrel, compared to our US$55 per barrel forecast. The higher crude oil prices more than offset the lower Syncrude production volumes and stronger Canadian dollar relative to our estimated $0.85 US/Cdn foreign exchange rate. Syncrude production of 94.3 million barrels was lower than our original 100 million barrel guidance. Higher Crown royalties of $232 million, compared to our estimate of $183 million, corresponded with the higher actual revenues recorded in the year.

Our operating cost estimate for 2006 was $25.88 per barrel, based on a natural gas cost of $10.78 per GJ and the 100 million barrel Syncrude annual production estimate. By October 24, 2006, we had revised our operating cost outlook to $26.29 per barrel to account for lower than anticipated production and higher natural gas consumption volumes, partially offset by a decrease in estimated 2006 natural gas prices to $6.50 per GJ. Actual costs of $27.07 per barrel were slightly higher than the revised guidance, primarily as a result of the unplanned maintenance on Coker 8-2, which occurred in late November and extended through to January 2007.

Actual capital expenditures in 2006 were $300 million, similar to the forecast amount of $303 million.

Revenues, after Crude Oil Purchases, Transportation and Marketing Expense

($ millions)	*2006*	*2005*	*$ Change*	*% Change*
Sales revenue[1]	2,672	1,995	677	34
Crude oil purchases	(219)	(12)	(207)	1,725
Transportation and marketing expense	(41)	(40)	(1)	2
	2,412	1,943	469	24
Currency hedging gains[1]	20	24	(4)	(17)
	2,432	1,967	465	24
Sales volumes (MMbbls)	33.5	27.7	5.8	21

1 *The sum of sales revenue and currency hedging gains equals Revenues on the Trust's consolidated statement of income.*

($ per barrel)	*2006*	*2005*	*$ Change*	*% Change*
Realized selling price before hedging[2]	71.96	70.08	1.88	3
Currency hedging gains	0.60	0.83	(0.23)	(28)
Net realized selling price	72.56	70.91	1.65	2

2 *Sales revenue, after crude oil purchases, transportation and marketing expense divided by SSB sales volumes, net of crude oil volumes purchased.*

NET REALIZED SELLING PRICE
($ per bbl)


2002
39.35
2005
70.91
2006
72.56


2002
715
2005
1,967
2006
2,432

REVENUES AFTER CRUDE OIL PURCHASES, TRANSPORTATION AND MARKETING EXPENSE AND HEDGING
($ millions)

Following the expiry of the marketing services agreement between Canadian Oil Sands and EnCana Corporation ("EnCana") on August 31, 2006, Canadian Oil Sands marketed its share of Syncrude's production utilizing its own marketing department. The costs of this new marketing group are included in Administration expenses. These in-house expenses are expected to be comparable to the costs Canadian Oil Sands previously paid to EnCana to market its crude oil and related products, which were included in "Transportation and marketing expense".

Also commencing in the third quarter of 2006, the Trust started to separately disclose its crude oil purchases, which had previously been netted from sales revenue. Prior year information has been reclassified for comparative purposes. Canadian Oil Sands purchases crude oil from third parties to fulfill sales commitments with customers when there are shortfalls in Syncrude's production forecasts and to expand and develop long-term markets for our synthetic crude oil to support the sales of our SSB product. In addition, we buy crude oil to execute purchase and sales transactions mainly to facilitate crude oil location swaps, meet single shipper pipeline requirements or utilize a third party's pipeline capacity or preferred tariff. The majority of the crude oil purchases in 2006 related to purchase and sales transactions, which involved selling crude oil to a counterparty and then buying a similar volume of oil back as part of a physical crude oil swap with minimal price risk.

The $469 million increase in 2006 revenues, after crude oil purchases, transportation and marketing expense and before currency hedging, reflected both an increase in sales volumes and a higher average realized SSB selling price. Sales volumes net of purchases averaged 91,800 barrels per day in 2006 compared to 76,000 barrels per day in 2005. This 21% increase reflects the increase in Syncrude production during the year, as explained in the "Review of Syncrude Operations" section of this MD&A. The year-over-year 3% increase in the average realized selling price before currency hedging gains is a result of a 17% rise in average WTI prices to US$66.25 per barrel in 2006, offset considerably by a weakening of our net realized selling price relative to WTI and a

strengthening of the Canadian dollar relative to the U.S. dollar. Foreign exchange rates averaged $0.88 US/Cdn in 2006 compared to $0.83 US/Cdn in 2005. Our SSB price differential to Canadian dollar WTI in 2006 averaged a discount of $2.57 per barrel, compared to a premium of $1.05 per barrel in the prior year. The shift in differentials primarily reflects the additional supply of synthetic crude oil in the market in 2006 compared to 2005. We are anticipating our annual SSB price differential to average a discount to Canadian dollar WTI of $4.00 per barrel in 2007 as a result of the additional supply of synthetic crude oil from the various oil sands producers, including Syncrude.


REALIZED PRICE COMPARED TO CANADIAN DOLLAR WTI
Canadian Oil Sands realized selling price at Syncrude Plant gate
Average WTI price (Cdn $)
80
70
60
50
40
30
2001
2002
2003
2004
2005
2006

Operating Costs

The following table breaks down unit operating costs into its major components and shows bitumen costs on both a per barrel of bitumen and per barrel of SSB produced basis. This allows investors to better compare Syncrude's unit costs to other oil sands producers.

	2006		2005	
	$ per bbl Bitumen	*$ per bbl SSB*	*$ per bbl Bitumen*	*$ per bbl SSB*
Bitumen Costs[1]				
Overburden removal	2.09		1.82	
Bitumen production	7.50		7.39	
Purchased energy[2]	2.64		3.18	
	12.23	14.47	12.39	14.95
Upgrading Costs[1]				
Bitumen processing and upgrading		4.89		3.93
Turnaround and catalysts		2.20		2.53
Purchased energy[2]		2.98		3.25
		10.07		9.71
Other and research		1.92		1.93
Change in treated and untreated inventory		0.25		(0.46)
Total Syncrude operating costs		26.71		26.13
Canadian Oil Sands adjustments[3]		0.36		0.21
Total operating costs		27.07		26.34
Syncrude production volumes (thousands of barrels per day)	305	258	258	214

1 Bitumen costs relate to the removal of overburden, oil sands mining, bitumen extraction and tailings dyke construction and disposal costs. The costs are expressed on a per barrel of bitumen production basis and converted to a per barrel of SSB based on the current period's production of SSB. The cost difference reflects the yield of SSB from processing and upgrading as well as changes in bitumen and treated and untreated inventory. All overburden stripping costs are expensed in the period incurred.

2 Natural gas costs averaged $6.26 per GJ and $8.40 per GJ in 2006 and 2005, respectively.

3 Upgrading costs include the production and ongoing maintenance costs associated with processing and upgrading of bitumen to SSB. It also includes the costs of major refining equipment turnarounds and catalyst replacement, which are expensed.

4 Canadian Oil Sands' adjustments mainly pertain to Syncrude-related pension costs, property insurance costs, site restoration costs, as well as the inventory impact of moving from production to sales as Syncrude reports per barrel costs based on production volumes and we report based on sales volumes.

PURCHASED ENERGY COSTS
($ per bbl, before hedging)


2005
2006
6.10


2002
14.61
2005
2006
20.97

PRODUCTION COSTS
($ per bbl)

The operating cost table indicates the most significant changes in 2006 over 2005 resulted from the increases in bitumen processing and upgrading costs, including the amounts from the change in treated and untreated inventory, partially offset by reduced purchased energy costs in the bitumen and upgrading areas of the operation. As a result of the new Stage 3 facilities, more infrastructure and a larger workforce were in place in 2006 than 2005. However, since production from the new facilities did not come on stream until the last four months of 2006, the per barrel production costs increased. In addition, costs were generally higher in 2006 compared to 2005 due to the inflationary pressures in the Fort McMurray area.

Purchased natural gas is a significant component of the bitumen production and upgrading processes. Year-over-year, the decline in purchased energy costs of approximately $1 per barrel, as shown in the following table, reflects the reduction in natural gas prices of $2.14 per GJ, which more than offset the increase in consumption. The increase in consumption to 0.98 GJs per barrel is attributable to increased bitumen volumes sourced at the Aurora mine, and increased use of purchased natural gas for items such as steam generation during start-up of the Stage 3 facilities, which are highly integrated. Purchased energy consumption per barrel is expected to decline from levels recorded in 2006 once the Stage 3 operations have stabilized but consumption is expected to remain higher than historical norms. We estimate that long-term consumption going forward will be about 0.85 GJs per barrel as additional hydrogen, which is derived from natural gas, will eventually be used to increase product quality from SSB to "Syncrude™ Sweet Premium" ("SSP") and as bitumen is increasingly sourced from the Aurora mine. The Aurora mine relies mainly on purchased natural gas for its energy needs as process heat from the upgrader is unavailable due to the mine's distance from the Mildred Lake plant.

Included in "Other and research" in the operating cost table is the cost of Syncrude's incentive compensation and employee retention programs. Syncrude's incentive compensation is based on the market return of some of the Syncrude owners' units/shares, and therefore, can fluctuate from year-to-year. Such amounts were lower in 2006 than the prior year, reflecting lower performance of the owners' units/shares relative to 2005. Offsetting this reduction were costs accrued for the new employee retention program Syncrude introduced in 2006. Many oil sands operators have introduced similar programs, which are designed to retain experienced employees in the competitive Fort McMurray labour market.

($ per bbl of SSB)	2006	2005	Change	% Change
Production costs	20.97	19.25	1.72	9
Purchased energy	6.10	7.09	(0.99)	(14)
Total operating costs	27.07	26.34	0.73	3

(GJs per bbl of SSB)			Change	% Change
Purchased energy consumption	0.98	0.84	0.14	17

Non-Production Costs

Non-production costs consist primarily of development expenditures relating to capital programs, which are expensed, such as: research and development, commissioning costs, pre-feasibility engineering, technical and support services, and regulatory and stakeholder consultation expenditures. Non-production costs decreased to $70 million from $85 million in 2006 and 2005, respectively, as there were fewer costs related to the commissioning and start-up of Stage 3 with the completion of that project earlier in 2006. In the prior year, the project was nearing completion and additional costs were being incurred as more of the units associated with the project were being commissioned.

Crown Royalties Expense

Under Alberta's generic Oil Sands Royalty, the Crown royalty is calculated as the greater of 1% of gross plant gate revenue before hedging, or 25% of gross plant gate revenue before hedging, less Syncrude operating, non-production and capital costs. For the year ended December 31, 2006, Crown royalties were $232 million, or $6.93 per barrel, an increase of $213 million, or $6.22 per barrel, compared to 2005. The increase in 2006 Crown royalties reflects both the shift in royalty rate to 25% of net revenues from the minimum 1% of gross revenues, which occurred in the second quarter of the year, and the increased net revenues on an annual basis from the higher production volumes and increase in the average realized selling price.

Administration Expense

Administration expense rose to $17 million in 2006 from $12 million recorded in the prior year, primarily reflecting increased salaries and benefits resulting from higher compensation levels and additional employees hired in 2006 to staff the Trust's new marketing group.

Interest Expense, Net

($ millions)	2006	2005	$ Change	% Change
Interest expense on long-term debt	102	107	(5)	(4)
Interest income and other	(4)	(3)	(1)	43
Interest expense, net	98	104	(6)	(6)

Net interest expense decreased by $6 million in 2006 compared to 2005, primarily reflecting lower average net debt levels as the Trust repaid amounts owing on its credit facilities in 2006.

Depreciation, Depletion and Accretion Expense

($ millions)	2006	2005	$ Change	% Change
Depreciation and depletion	246	169	77	46
Accretion expense	9	29	(20)	(69)
	255	198	57	29

We depreciate and deplete our production assets and future development costs on a unit-of-production basis, based on proved plus probable reserves as National Instrument 51-101 provides that the total of proved plus probable reserves is the most likely estimate of an entity's reserves base.

DEPRECIATION AND DEPLETION EXPENSE
($ per bbl)


2005
2006

Annually, the $77 million increase to D&D expense reflects the 21% increase in Syncrude production and a higher 2006 per barrel D&D rate. The 2006 D&D rate was approximately $7.34 per barrel, compared to $6.11 per barrel in 2005, which primarily reflects higher actual Stage 3 capital expenditures and increased estimates of other future development costs, as provided for in the Trust's December 31, 2005 independent reserves report.

Subsequent to December 31, 2006, Canadian Oil Sands' 2006 reserves report was completed by independent reserve evaluators. Other than 2006 production, the reserves report resulted in no significant revisions in our reserves base with proved plus probable reserves totalling 1.8 billion barrels, based on the Trust's 35.49% working interest at December 31, 2006. We anticipate our D&D rate to increase to approximately $8 per barrel for 2007, or approximately $330 million based on our 2007 production outlook of 40.4 million barrels net to the Trust. An increase in future development cost estimates in our 2006 reserves report, mainly as a result of the higher cost environment, and the January 2, 2007 working interest acquisition from Talisman, which increased the Trust's assets, are the main factors contributing to the expected D&D rate increase in 2007. The Trust's December 31, 2006 independent reserves report is summarized in the Trust's Annual Information Form and can be found at www.sedar.com, or on our website at www.cos-trust.com.

Accretion expense, which relates to our ARO liability, was significantly lower in 2006 compared to 2005 as the prior year included a $27 million adjustment to correct accretion expense. Excluding the prior year adjustment, accretion expense in 2006 was slightly higher than 2005 as a result of the higher ARO liability outstanding at December 31, 2005.

The Trust recorded an $18 million increase to its ARO liability and corresponding asset at December 31, 2006, which reflects increased cost estimates for its share of Syncrude's future reclamation costs. In addition, the acquisition of the additional working interest on January 2, 2007 will increase the Trust's ARO liability and related asset in 2007 by approximately $6 million. As a result, total accretion expense in 2007 is expected to be marginally higher compared to 2006 at approximately $11 million.

Canadian Oil Sands deposits $0.1322 per barrel of production into a mining reclamation trust account for its 35.49% Syncrude working interest. Including interest earned on the trust account, the reclamation fund account totalled $30 million at December 31, 2006, as shown on the Consolidated Balance Sheet under the heading "Reclamation trust". We anticipate increasing our reclamation funding starting in 2007 for the additional 1.25% Syncrude working interest we acquired on January 2, 2007.

Foreign Exchange Gains and Losses

As required by GAAP, U.S. denominated monetary balances are revalued at the foreign exchange rate at each period end, and the translation gains or losses are recorded in the current period's net income.

During 2006 and 2005, we had US$944 million of U.S. denominated long-term debt. Foreign exchange gains in each of those years are mainly the result of revaluations of this U.S. dollar denominated debt caused by fluctuations in U.S. and Canadian exchange rates. Unrealized foreign exchange gains on long-term debt of $1 million and $36 million were recorded in 2006 and 2005, respectively, as the Canadian dollar strengthened from the prior year-end in each of these years. We also have U.S. denominated cash, accounts receivable, and interest payable accounts that are revalued at the end of each period. Transactions on these accounts give rise to realized foreign exchange gains and losses, which comprise the remaining balance of the foreign exchange gains on the income statement.

Large Corporations Tax and Other

In the second quarter of 2006, the federal government enacted legislation eliminating federal capital tax, retroactive to January 1, 2006.

The Trust and its operating subsidiaries are structured to minimize the incidence of income tax. Trust income is sheltered by taxable distributions to Unitholders. Distributions made from the Trust are classified as either "taxable" or "tax-deferred". Rather than being treated as taxable income in the year the distributions are received, tax-deferred distributions reduce the Unitholders' tax-cost base. In 2006, 97% of distributions were taxable, and 3% were tax-deferred, similar to the prior year.

Under current tax legislation, the taxable portion of distributions is partially dependent upon income and tax deductions available to shelter this income at both the Trust and the subsidiary level. The tax balances available for deduction are disclosed in Note 11 to the audited Consolidated Financial Statements. The federal government's recently proposed tax changes for income trusts will have a substantial impact on the taxability of the Trust if legislated, as discussed in the "Proposed Changes in Tax Legislation" section of this MD&A.

Future Income Tax

The difference between the accounting basis and tax basis for assets and liabilities is referred to as a temporary difference for purposes of calculating future income taxes. The future income tax liability of Canadian Oil Sands primarily represents the temporary difference between the book value of capital assets and tax pools of the Trust's subsidiaries at the substantively enacted tax rates expected to be in effect when such temporary differences reverse.

Future income tax expense in 2006 increased to $18 million from $1 million in 2005. The increase in 2006 includes a $15 million expense adjustment related to the prior year; however, the Trust has not restated prior year's financial statements as such adjustment is not considered material. Also included in 2006 is a future income tax recovery of $29 million, as a result of substantively enacted reductions to future provincial and federal corporate tax rates and elimination of the federal surtax during the second quarter of 2006. The remaining variance from the prior year relates to changes in temporary differences.

In 2006, Canadian Oil Sands completed an acquisition of Canadian Arctic, as more fully discussed later in this MD&A, which resulted in a $52 million increase to the Trust's total future tax liability on its Consolidated Balance Sheet at December 31, 2006. The additional future tax liability recorded on acquisition reflects the temporary differences between the book value of the Arctic Island assets and the related tax pools at the substantively enacted tax rates expected to be in effect when such temporary differences reverse.

The federal government's recently proposed income tax changes for income trusts are likely to have an impact on the Trust's future income tax calculations if such tax changes are enacted. The new income tax rules have not yet been legislated as of the date of this MD&A, nor have the accounting regulators finalized guidance on future income tax rules associated with the taxation of trusts. However, if the new legislation and accounting guidelines are put into effect, we estimate the Trust's future income tax liability would increase by approximately $0.6 billion, with a corresponding decrease to net income in the period when the legislation is substantively enacted. The potential increase is a result of Canadian Oil Sands Trust's temporary differences, which may be required to be tax-effected.

CAPITAL EXPENDITURES
($ millions)


2005
2006
300

Capital Expenditures

Capital spending decreased to $300 million in 2006 from $800 million in 2005, reflecting the completion of the Stage 3 and South West Quadrant Replacement ("SWQR") projects, partially offset by an approximate $30 million increase in spending on Syncrude's Emissions Reduction ("SER") project. The SER project is being undertaken to retrofit technology into the operation of Syncrude's original two cokers with the aim of significantly reducing total sulphur dioxide and other emissions. Expenditures on the SER project have started to ramp up following the completion of the Stage 3 expansion and are expected to total approximately $772 million, or $284 million net to the Trust based on its 36.74% working interest. The Trust's share of the SER project expenditures incurred to date, including amounts expensed, is approximately $49 million, with the remaining costs expected to be incurred over the next four years to coordinate with equipment turnaround schedules.

As at December 31, 2006, the Syncrude Joint Venture had spent approximately $8.5 billion to bring the Stage 3 project into operation, including $0.7 billion for the Aurora 2 Mining Train completed in late 2003. Ancillary costs for final clean up of the facilities and completion of various units remain to be incurred, which we anticipate will total approximately $90 million gross to Syncrude, or $33 million net to Canadian Oil Sands. The total cost for Stage 3 net to Canadian Oil Sands is equivalent to approximately $3.1 billion, based on our new 36.74% working interest.

Syncrude incurs both sustaining and expansion capital expenditures. Sustaining capital expenditures, which are costs required to maintain the current productive capacity of Syncrude's mines and upgraders, fluctuate considerably year-to-year due to timing of equipment replacement and other factors. Excluding major sustaining capital expenditure projects which occur from time to time, such as the SER and SWQR projects, we anticipate longer-term average sustaining capital expenditures of approximately $5 per barrel, or $240 million annually based on Stage 3 design capacity of 128 million barrels, or 47 million barrels net to the Trust. Including the SER project, sustaining capital expenditures are expected to average $6 per barrel over the next four years. The Trust's sustaining capital expenditures on a per barrel basis were approximately $5 and $9 in 2006 and 2005, respectively, and included expenditures for the SER and SWQR projects.

ACQUISITION OF CANADIAN ARCTIC

In the last half of 2006, Canadian Oil Sands acquired Canadian Arctic for approximately $223 million. Canadian Oil Sands acquired 78% of Canadian Arctic in August 2006, and the remaining 22% in October 2006. At December 31, 2006, Canadian Oil Sands had disposed of a significant portion of Canadian Arctic's conventional oil and natural gas assets for approximately $28 million, with no gain or loss realized on the sales as the carrying values of the properties were equal to the proceeds received. The sale of the remaining properties is in progress. Canadian Oil Sands will continue to hold the natural gas interests in the Arctic Islands (the "Arctic assets") as a long-term hedge for Canadian Oil Sands' natural gas requirements at Syncrude, as well as the potential opportunity to participate in the development of another long-life energy resource. The Arctic assets represent mostly carried interests and as such, there is very little requirement for Canadian Oil Sands to fund any field development costs.

As a result of acquiring Canadian Arctic and the related accounting requirements of such a business acquisition, Canadian Oil Sands' Consolidated Balance Sheet included "Goodwill" and "Assets held for sale" at December 31, 2006. Each of these is explained more fully in the following discussions. Canadian Oil Sands' interest in Canadian Arctic's net income and losses since acquisition is reflected in "Loss from discontinued operations" on the Consolidated Statement of Income and Unitholders' Equity. The Arctic assets are undeveloped and not currently producing; therefore, no net income impact is associated with those properties.

Goodwill

Goodwill on Canadian Oil Sands' Consolidated Balance Sheet is the excess amount that resulted from the total purchase price of acquiring Canadian Arctic exceeding the accounting fair value of the net identifiable assets and liabilities of that company. At December 31, 2006, the $52 million of goodwill reflects the future income tax liability on the Arctic assets. The goodwill balance will be subject to impairment assessments at least annually, or more frequently if events or changes in circumstances occur that would reasonably be expected to reduce the fair value below the carrying value. At December 31, 2006, there was no impairment of the Trust's goodwill.

Assets Held for Sale

Since the Trust's intention was to sell the conventional assets of Canadian Arctic, the fair values of the assets and related liabilities less the estimated costs to sell the assets were classified as "Assets held for sale" on the Trust's Consolidated Balance Sheet. The assets held for sale have been reduced by $28 million of proceeds received for properties sold in 2006.

ACQUISITION OF ADDITIONAL SYNCRUDE WORKING INTEREST

On November 29, 2006, the Trust agreed to purchase Talisman's 1.25% indirect working interest in Syncrude for total consideration of $475 million. The purchase was settled with a cash payment of $237.5 million and the issuance of 8.2 million Units from treasury with an approximate value of $29 per Unit at the time of entering into the acquisition agreement. The transaction closed on January 2, 2007, increasing Canadian Oil Sands' working interest to 36.74%.

CRITICAL ACCOUNTING ESTIMATES

A critical accounting estimate is considered to be one that requires us to make assumptions about matters that are uncertain at the time the accounting estimate is made, and if different estimates were used, would have a material impact on our financial results. Canadian Oil Sands makes numerous estimates in its financial results in order to provide timely information to users. However, the following estimates are considered critical:

a)

Canadian Oil Sands must estimate the reserves it expects to recover in the future. Our reserves are evaluated and reported on by independent petroleum reserve evaluators. They evaluate the reserves using various factors and assumptions, such as forecasts of mining and extraction recovery and upgrading yield based on geological and engineering data, projected future rates of production, projected operating costs and oil price differentials, and timing and amounts of future development costs, all of which are subjective. Although reserves and forecasts of future net revenue are estimates, we believe that the factors and assumptions used in the estimates are reasonable based on the information available at the time the estimates are prepared. The reserves data is reviewed by management, our own engineer, our Audit Committee, which acted as our reserves committee in 2006, and our Board of Directors. (Effective January 1, 2007, the reserves function was separated from the Audit Committee and a new Reserves, Marketing Operations and Environmental, Health and Safety Committee was created.)

As circumstances change and new information becomes available, the reserves data could change. Future actual results could vary greatly from our estimates, which could cause material changes in our unit-of-production D&D rates and asset impairment tests, all of which use the reserves and/or future net cash flows in the respective calculations. If proved plus probable reserves were 10% lower, DD&A expense would have been approximately $27 million higher in 2006. Our impairment test is based on proved reserves for our 35.49% working interest at December 31, 2006, and had such reserves been 10% lower, there would not have been any impairment at year-end.

b)

In 2006, Canadian Oil Sands recorded its asset retirement obligation and corresponding asset based on the estimated discounted fair value of its 35.49% share of Syncrude's future expenditures that will be required for reclamation of each of Syncrude's mine sites. In determining the fair value, Canadian Oil Sands must estimate the amount of the future cash payments, the timing of when those payments will be required, and then apply an appropriate credit-adjusted risk free rate. Given the long reserves life of Syncrude's leases, the reclamation expenditures will be made over approximately the next 60 years, and it is difficult to estimate the timing and amount of the reclamation payments that will be required as they will occur far into the future.

Any changes in the anticipated timing or the amount of the payments subsequent to the initial obligation being recorded result in a change to our asset retirement obligation and corresponding asset. Such changes will impact the accretion of the obligation and the depreciation of the asset and will correspondingly impact net income. The asset retirement obligation is more fully described in Note 9 to the audited Consolidated Financial Statements.

In addition, due to the indeterminate useful life of Syncrude's upgrader facilities and the uncertainty in estimating the timing and amount of the reclamation expenditures, if any, related to Syncrude's sulphur blocks, no amounts have been recognized in the Trust's asset

retirement obligation for those components. Actual future reclamation costs related to the upgrading facilities and the sulphur block may materially impact the Trust's cash from operating activities in the years the reclamation costs are incurred.

c)

Canadian Oil Sands accrues its obligations for Syncrude Canada's post-employment benefits utilizing actuarial and other assumptions to estimate the projected benefit obligation, the return on plan assets, and the expense accrual related to the current period. The basic assumptions utilized are outlined in Note 6(a) to the audited Consolidated Financial Statements. A 0.25% change in the discount rate related to Syncrude's defined benefit pension plan would result in an approximate increase/decrease of $25 million in our employee future benefit liability.

In addition, actuarial gains and losses are deferred and amortized into income over the expected average remaining service lives of employees, which was estimated to be 12 years. Actual costs related to Syncrude Canada's employee benefit plans could vary greatly from the amounts accrued for the pension obligation and the plan assets. If Canadian Oil Sands had recognized the actuarial losses immediately into income, pension and other post-employment expense would have increased from $32 million to approximately $40 million in 2006. In addition, the accrued benefit liability on the Consolidated Balance Sheet would have increased from $108 million to $234 million. Canadian Oil Sands does not have a pension plan for its own employees. Therefore, all of the employee future benefit liabilities and expenditures relate to its working interest share of Syncrude Canada's pension benefit plan and post-employment plan obligations.

d)

Canadian Oil Sands must estimate its future tax liability at the end of each reporting period based on estimates of temporary differences, when those temporary differences are expected to reverse, and the tax rates at which they will reverse. However, actual tax rates at which the temporary differences will reverse and the amount of the temporary differences may differ from our estimates, which may result in material changes in our future income tax liability and future income tax expense or recovery.

CHANGE IN ACCOUNTING POLICIES

There were no significant changes to the Trust's accounting policies during the 2006 calendar year.

NEW ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2007, the Trust will be applying the accounting rules related to the new financial instruments accounting framework, which encompasses three new Canadian Institute of Chartered Accountant ("CICA") Handbook Sections: 3855 "Financial Instruments - Recognition and Measurement", 3865 "Hedges", and 1530 "Comprehensive Income". There was an additional Handbook section released related to disclosure and presentation of financial instruments (Section 3861), but it is not effective until 2008 for the Trust. The new accounting pronouncements that are effective for 2007 determine how reporting entities recognize and measure financial assets, financial liabilities and non-financial derivatives.

As a result of these new Handbook sections, and effective January 1, 2007, the Trust's deferred currency hedging gains of $35 million on its balance sheet will be recognized immediately as an increase to accumulated other comprehensive income ("AOCI"), a new category of the Trust's Consolidated Balance Sheet included in Unitholders' Equity, in accordance with Handbook Section 1530. The amount temporarily recorded in AOCI will be reclassified to net income over the remaining term of the hedged item, which is June 30, 2016.

Effective January 1, 2007, the Trust will no longer be applying hedge accounting to its existing foreign currency hedges and the interest rate swaps on its 3.95% medium term notes (the Trust does not apply hedge accounting to the other interest rate swaps on its US$70 million Senior Notes). On January 1, 2007, the Trust will mark-to-market the existing positions and will record the fair values of approximately $5 million on the Consolidated Balance Sheet as a deferred asset, with a corresponding increase to AOCI. Subsequent changes in the fair value of the positions will be recorded in net income. The amount recorded in AOCI will be drawn down over the term of the positions.

NET DEBT TO TOTAL CAPITALIZATION AT DECEMBER 31
(%)


29
2005
33
2006
25

LIQUIDITY AND CAPITAL RESOURCES

($ millions)	2006	2005
Long-term debt	1,644	1,737
Less: Cash and cash equivalents	353	88
Net debt	1,291	1,649
Unitholders' equity	3,956	3,383
Total capitalization[1]	5,247	5,032

1 Net debt plus Unitholders' equity. Net debt and total capitalization are non GAAP measures.

Canadian Oil Sands' capital structure improved at December 31, 2006 compared to December 31, 2005. The $834 million of net income generated in 2006 exceeded the $263 million of distributions, net of the Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP"), paid in the year, leading to an increase in Unitholders' equity. The DRIP generated $249 million in new equity in 2006 at an average price of $30.49 per Unit.

Long-term debt decreased to $1.6 billion at December 31, 2006, as a result of credit facility repayments during the year. After deducting cash and cash equivalents of $0.3 billion, net debt was $1.3 billion at December 31, 2006. Accordingly, net debt to total capitalization, which we monitor as part of our ongoing compliance under our debt and credit facilities, was 25% at December 31, 2006 compared to 33% at December 31, 2005. We also consider net debt to cash from operating activities to be a key measure of financial leverage.

FINANCIAL LEVERAGE RATIOS

	2006	2005
Net debt to cash from operating activities (times)	1.1	1.7
Net debt to total capitalization (%)	25	33

Cash from operating activities, including a $22 million reduction in working capital requirements, totalled $1.1 billion, or $2.45 per Unit compared with the prior year in which changes in working capital reduced cash from operating activities to $0.9 billion, or $2.07 per Unit. Cash from operating activities was more than sufficient to fund investing activities of $523 million and Unitholder distributions of $512 million for the year. Investing activities consisted mainly of $300 million of capital expenditures and $171 million of Canadian Arctic acquisition costs, net of the $28 million of conventional asset sales proceeds. Cash balances increased year-over-year by $265 million after equity proceeds of approximately $250 million and repayment of $92 million owing on the Trust's credit facilities. Approximately $237 million of the cash balance was utilized on January 2, 2007 to satisfy the cash portion of the purchase of Talisman's 1.25% indirect working interest in Syncrude.

A Unitholder distribution schedule pertaining to the year ended December 31 is included in Note 15 to the audited Consolidated Financial Statements. The Trust historically has used debt and equity financing to the extent cash from operating activities was insufficient to fund distributions, capital expenditures, mining reclamation trust contributions, acquisitions and working capital changes from financing and investing activities.

NET DEBT AT DECEMBER 31
($ billions)


0.4
2005
2006

In response to the recently proposed income trust tax changes, the larger asset base resulting from the recent acquisition from Talisman, and the completion of the Stage 3 project, the Trust has adjusted its financing strategy and correspondingly increased its net debt target from $1.2 billion to $1.6 billion. The increase in the net debt level should reduce the cost of capital and position the Trust to accelerate fuller payout of free cash flow before the new tax rules take effect in 2011.

The Trust has two debt tranches maturing in 2007: $195 million of medium term notes, which matured on January 15, 2007, and US$70 million of Senior Notes maturing on May 15, 2007. The Trust intends to refinance both of these issues using its committed long-term bank credit facilities as part of its $1.6 billion target net debt level and does not intend to repay the maturities with free cash flow. As at December 31, 2006, unutilized operating credit facilities amounted to $824 million. Including the Talisman acquisition, our current net debt level approximates our target of $1.6 billion.

Debt covenants do not specifically limit the Trust's ability to pay distributions and are not expected to influence the Trust's liquidity in the foreseeable future. Aside from the typical covenants relating to restrictions on Canadian Oil Sands' ability to sell all or substantially all of its assets or to change the nature of its business, financial covenants restrict total debt-to-total book capitalization at an amount less than 0.55 to 1.0. With a current net debt-to-book capitalization of approximately 25%, a significant increase in debt or decrease in equity would be required to negatively impact the Trust's financial flexibility under these covenants.

The Trust's cash from operating activities includes funding for Canadian Oil Sands' other operating obligations, namely its share of Syncrude's pension and reclamation funding. In 2006, the actual pension funding and reclamation expenditures (including contributions to the reclamation account shown as investing activities) of $32 million compared to the related accruals of $44 million included in the income statement for pension expense and ARO. In 2007, based on preliminary information, the Trust's funding requirements related to its share of Syncrude's pension liability are expected to increase by up to $10 million over 2006 levels. Such additional funding will be confirmed when Syncrude's actuarial valuation is completed in the second quarter of 2007. We do not anticipate a significant difference in our actual reclamation funding in 2007 over amounts

paid in 2006. Actual 2007 reclamation funding requirements (including contributions to the reclamation account) are not expected to differ materially from the ARO accretion expense recorded in the income statement.

Also as part of its financing strategy, the Trust has suspended its DRIP as of January 31, 2007. The DRIP provided cost-effective equity to support our financing plan for the Stage 3 expansion. The Trust no longer requires this source of funding; however, it may reinstate the DRIP to fund future investing activities, if required.

In the first quarter of 2006, Canadian Oil Sands extended its $840 million operating credit facilities. An overview of the key facilities terms can be found in Note 7 to the audited Consolidated Financial Statements.

In the fourth quarter of 2006, Standard & Poor's downgraded the Trust's credit rating to BBB with a stable outlook from BBB+ with a negative outlook. We do not expect this change to have a significant impact on the Trust's ability to finance its operations.

RETURN ON AVERAGE PRODUCTIVE CAPITAL EMPLOYED
(%)


2005
37
2006
24


2002
31
2005
28
2006
23

RETURN ON AVERAGE UNITHOLDERS' EQUITY
(%)

A key benchmark used to evaluate the Trust's performance is return on average productive capital employed ("ROCE"), which is a measure of the returns the Trust realizes on its assets in productive use. In calculating ROCE, we exclude major expansion projects not yet used in production. In 2006, the Stage 3 Upgrader Expansion capital was put into production, and therefore was considered productive capital for half a year in 2006. The Trust's ROCE declined in 2006 over 2005 reflecting the higher capital employed without a commensurate increase in net income. While production volumes and revenues increased as a result of Stage 3 coming on-stream at the end of August, the financial benefit was partially offset by higher costs, including Crown royalties. The lower return on average Unitholders' equity in 2006 compared to the prior year reflects the build in Unitholders' equity since net income exceeded distributions, net of the DRIP, paid in the year. As net income did not increase commensurately with the equity rise, return on average Unitholders' equity declined. Based on our 2007 Outlook in this report, ROCE is expected to decline to approximately 12%.

PERFORMANCE MANAGEMENT RATIOS

	2006	2005
Return on average Unitholders' equity (%)	23	28
Return on average productive capital employed[1] (%)	24	37

1 *Calculated as net income before net interest expense, foreign exchange and future income taxes, divided by average productive capital employed, which excludes major expansion projects not yet in use.*

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

We have assumed various contractual obligations and commitments in the normal course of our operations. The following table indicates the significant financial obligations that are known as of December 31, 2006, and represent future cash payments we are required to make under existing contractual agreements, which we have entered into either directly, or as an owner in the Syncrude Joint Venture. On January 2, 2007, we completed the acquisition with Talisman, thereby reducing our $475 million commitment from December 31, 2006. There have been no other significant changes to the Trust's contractual obligations and commitments as of February 22, 2007.

($ millions)	Total	< 1 year	1 - 3 years	4 - 5 years	After 5 years
	Payments due by period				
Long-term debt[1]	1,644	276	641	-	727
Stage 3 expenditure obligations[2]	33	19	14	-	-
Capital expenditure commitments[3]	261	107	154	-	-
Pension plan solvency deficiency payments[4]	103	9	26	17	51
Management Services Agreement[5]	166	13	51	34	68
Pipeline commitments[6]	603	29	63	40	471
Acquisition of additional Syncrude working interest[7]	475	475	-	-	-
Other obligations[8]	378	176	157	9	36
	3,663	1,104	1,106	100	1,353

1 *While there is approximately $276 million of debt maturing in 2007, it is Canadian Oil Sands' intention and ability to refinance such debt.*

2 *The total estimated cost of the Stage 3 expansion is approximately $3.1 billion, net to the Trust, of which approximately $33 million remains to be incurred*

3 *Capital expenditures commitments are comprised of our 36.71% share of Syncrude's Emissions Reduction project as well as other miscellaneous items.*

4 *We are responsible for funding our 36.74% share of Syncrude Canada's registered pension plan solvency deficiency which was confirmed in the December 31, 2003 actuarial valuation completed in 2004. A new actuarial valuation for December 31, 2006 will be completed in the second quarter of 2007, at which time the Trust's pension funding commitments will be updated.*

5 *These include commitments for our 36.74% share of Syncrude's annual fixed service fees.*

6 *These include commitments for our 36.74% share of the AOSPL pipeline commitment as a Syncrude Joint Venture owner, and various other Canadian Oil Sands' pipeline commitments for transportation access beyond Edmonton.*

7 *The acquisition of Talisman's 1.25% indirect Syncrude working interest closed on January 2, 2007.*

8 *These obligations primarily include our 36.74% share of the minimum payments required under Syncrude's commitments for natural gas purchases and employee retention program. Other items include annual disposal fees for the flue gas desulphurization unit and capital and operating lease obligations. Asset retirement obligations are not included in these amounts.*

UNITHOLDERS' CAPITAL AND UNIT TRADING ACTIVITY

Canadian Oil Sands issues Unit options ("options") as part of its long-term incentive plan for employees. There were 203,310 options granted in 2006 with an average exercise price of $29.70 per option and a fair value of approximately $1 million, which will be amortized into income over a three-year vesting period. On January 29, 2007, another 163,652 options were granted with a fair value of approximately $1 million. There were 2.9 million options outstanding at February 22, 2007, representing less than 1% of Units outstanding. Each option represents the right of the optionholder to purchase a Unit at the exercise price determined at the date of grant. For options granted after June 1, 2005, the exercise price is reduced by distributions over a threshold amount. The options vest by one-third following the date of grant for the first three years and expire seven years from the date of grant.

In addition, 34,345 performance unit rights ("PUPs") were issued in 2006 and had an accrued value of approximately $1 million at December 31, 2006. On January 29, 2007, an additional 33,275 PUPs were granted with a fair value of approximately $1 million. The PUPs are earned based on total unitholder return at the end of three years compared to a peer group, with the actual unit equivalents earned ranging from zero to double the target award. More detail on the Trust's stock-based compensation plans can be found in Note 13 to the audited Consolidated Financial Statements, as well as the Trust's Management Proxy Circulars dated March 10, 2006 and March 11, 2005.

Canadian Oil Sands Units trade on the Toronto Stock Exchange under the symbol COS.UN. In May 2006, Canadian Oil Sands' Trust Units were split on a five-for-one basis. At December 31, 2006, based on the closing market price of $32.61 per Unit, our market capitalization and enterprise value were approximately $15 billion and $17 billion, respectively, up from $12 billion and $13 billion, respectively, at December 31, 2005 based on a closing Unit price of $25.20 (post-split basis) at that date. A table summarizing the Units issued in 2006 is included in Note 12(a) of the audited Consolidated Financial Statements. On January 2, 2007, the Trust issued another 8.2 million Units to Talisman, valued at approximately $237.5 million, as part of the consideration paid by the Trust to acquire the 1.25% indirect Syncrude working interest.

Unitholder distributions paid in 2006 totalled $512 million, or $1.10 per Unit, compared with $184 million, or $0.40 per Unit (adjusted for the 5:1 Unit split) recorded in the prior year. In 2005, distributions were paid to Unitholders on the last business day of the second month following the quarter end and were recorded as payable at each quarter end even though they were not declared. In the last quarter of 2005, the Trust changed how its Unitholder distributions were recorded in the Consolidated Financial Statements to reflect distributions paid in the quarter, rather than accrued; therefore, the prior year financial statements reflect only three quarters of distributions paid as there was no accrual at December 31, 2005, for the distribution of $0.20 per Unit paid on February 28, 2006. The change did not impact the distributions declared and paid to our Unitholders or the timing of such payments.

On January 29, 2007, the Trust declared a distribution of $0.30 per Unit for total distributions of approximately $144 million. The distribution will be paid on February 28, 2007 to Unitholders of record on February 8, 2007.

PROPOSED CHANGES IN TRUST TAX LEGISLATION

On October 31, 2006, the Minister of Finance announced the federal government's intention to impose a new tax on certain distributions from existing income and royalty trusts effective in 2011. A stated goal was to equalize the tax burden between income trusts and corporations after a transition period. On December 21, 2006, draft legislation was released for comment. Assuming the proposed changes are enacted, it is expected that the new tax will apply to Canadian Oil Sands' distributions and will ultimately have a material adverse impact on the cash available for distributions to Unitholders after the transition period in 2011. Under the proposed rules, distributions of non-portfolio earnings (as defined in the draft legislation) of the Trust would not be deductible to the Trust and would be taxable at the rate of 31.5%, thus reducing the distributions paid. Currently almost all of Canadian Oil Sands' Unitholder distributions are comprised of non-portfolio earnings. Distributions of non-portfolio earnings would be considered dividends under the new rules and eligible for the dividend tax credit, similar to the tax treatment on corporate dividends. As such, the after-tax impact would be relatively neutral to Canadian investors who hold

our Units in taxable accounts. Investors who hold our Units in tax deferred accounts and non-resident Unitholders would see their after-tax realizations decline significantly. The impact of the announcement resulted in a substantial decline in the market value of trust units generally.

While the proposed changes, if enacted, will negatively impact the after-tax realizations of some Unitholders, the fundamental business of Canadian Oil Sands remains unchanged. The Trust does not rely on the trust structure and issuance of equity to sustain its business. We have long-life reserves of approximately 40 years, based on Stage 3 productive capacity rates, with virtually no decline in our production profile. As well, we have approximately $2 billion of tax pools available to defer taxable income in future years. We have revised our net debt target to $1.6 billion, up from $1.2 billion, to accelerate fuller payout of free cash flow and allow the Trust to maximize distributions and conserve tax deductions until the proposed tax changes take effect in 2011.

The new rules are not expected to significantly limit our near-term Syncrude growth opportunities. The proposed changes permit "normal growth" throughout the transition period by allowing cumulative increases of equity capital of 40% in 2007 and 20% in each of the subsequent three years for a doubling of equity capital between now and 2010. Equity capital growth in excess of these limits may be deemed "undue expansion" and may subject the Trust's distributions to the proposed tax changes prior to the end of the transition period.

In the absence of final legislation implementing the 2006 proposed changes, the implications are difficult to fully evaluate and no assurance can be provided as to the extent and timing of their application to Canadian Oil Sands and our Unitholders. Management will evaluate Canadian Oil Sands' alternatives to most effectively optimize value for our Unitholders.

RISK MANAGEMENT

Canadian Oil Sands systematically approaches the management of risk through a process designed to identify, categorize and assess principle risks. Syncrude Canada, as operator of the joint venture, identifies and assesses the operational and environmental, health and safety ("EH&S") risks which may impact their operations. Canadian Oil Sands augments Syncrude's analysis with further consideration of risks specific to Canadian Oil Sands and by having representation on Syncrude Canada's EH&S committee, which stewards Syncrude's operations in that regard. We categorize risks based on their probability of occurrence and their potential impact on free cash flow, corporate reputation and EH&S. Syncrude and Canadian Oil Sands take a number of actions once the risks have been identified and categorized, including avoidance, mitigation, risk transfer and acceptance. The Board of Directors is presented annually with a summary of management's assessment of the risks and strategies aimed at reasonably managing such risks. The Board reviews such assessment and recommendations regarding management of the risks and provides oversight of this risk management process.

There are a number of risks impacting Canadian Oil Sands that affect free cash flow and therefore the distributions ultimately paid to Unitholders. Free cash flow is highly sensitive to a number of factors affecting cash from operating activities, including: Syncrude production, sales volumes, oil and natural gas prices, price differentials, foreign currency exchange rates, operating, administrative, and financing expenses, non-production costs, Crown royalties, and regulatory and environmental risks. Distributions are further impacted by sustaining and growth capital expenditures and Canadian Oil

Sands' financing requirements thereof. Sensitivities to the most significant items affecting cash from operating activities are outlined in the sensitivity section of this MD&A.

The following discusses the significant risks that impact Canadian Oil Sands' production of SSB. Similar risks will apply to Syncrude's SSP product when it is produced, which is anticipated to commence in the fourth quarter of 2007. More information regarding Canadian Oil Sands' risks is available in our AIF, which is available at www.sedar.com or on our website at www.cos-trust.com.

Commodity Price Risk

Crude Oil Price Risk

Our cash flows are impacted by changes in both the U.S. dollar denominated crude oil prices and U.S./Canadian foreign exchange rates. Over the last two years, WTI prices have experienced significant volatility, ranging from a low of US$42 per barrel in January 2005 to a high of US$77 a barrel in July 2006. In the past, management has hedged both elements to reduce revenue and cash flow volatility to the Trust during periods of significant financing requirements.

As Canadian Oil Sands' management believed financing risks were not significant in 2006 and 2005, no crude oil price hedges were executed and revenues were fully exposed to WTI price fluctuations. As at February 22, 2007, and based on current expectations, the Trust remains unhedged on its crude oil price exposure; however, it may hedge its crude oil production in the future depending on the business environment and our growth opportunities.

In the past few years there have been increases to the supply of synthetic crude oil from various oil sands projects, and several additional projects are under development or being contemplated. If and when these other projects are completed, there will be a significant increase in the supply of synthetic crude oil in the market. There is no guarantee there will be sufficient demand to absorb the increased supply without eroding the selling price, which could result in a deterioration of the price differential that Canadian Oil Sands may realize compared to benchmark prices such as WTI. Based on the expected supply of light, sweet synthetic crude oil and the expected delivery locations for our product in 2007, we are forecasting a further weakening of our price differential to a discount of $4.00 per barrel relative to Canadian dollar WTI prices. In 2006, our average realized selling price reflected a discount of $2.57 per barrel, and in 2005 a premium of $1.05 per barrel.

In response to growing volumes of synthetic crude oil and Syncrude's own expanding volumes following the Stage 3 completion, we likely will have to continue expanding our markets to achieve the price we expect for our quality product. Following modifications to the hydrogen plant scheduled for the third quarter of 2007, we expect to further upgrade our entire production into SSP. This higher quality blend is anticipated to be more attractive to refineries, which should enhance our price per barrel relative to SSB.

The demand for light sweet synthetics, including SSB, as a diluent is growing as a result of more volumes of bitumen and heavy crude oil being produced in Western Canada. However, this growth is expected to be limited due to condensate import pipelines being planned for Western Canada.

Natural Gas Price Risk

Purchased natural gas is a significant component of the bitumen production and upgrading processes. Increases in natural gas prices and/or shortages in the supply of natural gas therefore introduce the risk of significantly higher operating costs. Similar to crude oil prices, natural gas prices have also experienced significant movements, decreasing from a high of approximately $12 per GJ during 2005 to a low of $4 per GJ during 2006. To the extent crude oil prices and natural gas prices move together on a stable energy equivalent basis, natural gas price risk is mitigated as the Trust is significantly more levered to oil price increases. The main risk involves a de-linking of crude oil and natural gas price movements, such that gas prices are significantly higher than oil prices on an energy equivalent basis. De-linking of crude oil and natural gas prices does occur, but historically these situations tend to be relatively short-term. The Trust has previously used natural gas hedge positions to mitigate this risk and will continue to assess the strategy as a means to manage short-term operating costs. No natural gas hedges were utilized in 2006 or 2005 and as at February 22, 2007, we have no natural gas hedges in place.

The acquisition of Canadian Arctic's natural gas interests, which are estimated to have approximately 927 billion cubic feet equivalent of natural gas resource, provides Canadian Oil Sands with a long-term hedge against significant future natural gas price increases; however, this resource is not currently in production and there are no development plans at this time.

Operational Risk

Currently, our investment in Syncrude represents our only producing asset. Therefore, the results of the Trust depend exclusively on the Syncrude operations. The Syncrude project is a complex, inter-dependent facility and the shutdown of one part of the facility could significantly impact the production of SSB crude oil. Causes of production shortfalls and/or interruptions may include, but are not limited to: design errors, equipment failures, operator errors, or catastrophic events such as fire, earthquake, storms, explosions or dam failures. There is also the risk that the Syncrude plant will not achieve its design capacity on a sustained basis and/or will not be able to produce the higher quality SSP product as currently anticipated, which would impact the Trust's financial returns.

As a participant in Syncrude, we benefit from operational risk management programs implemented by the Syncrude Joint Venture. Syncrude applies robust engineering and design standards and utilizes maintenance and inspection procedures to mitigate operational risk. From an operations perspective, sustained, safe and reliable operations are the key to achieving targets for production and operating costs. The new Management Services Agreement between Syncrude Canada and Imperial should further enhance these processes and procedures.

Extreme cold weather can affect both ongoing operations and capital projects by reducing worker productivity and potentially increasing natural gas consumption. Major incidents or unscheduled maintenance outages curtail production and result in significant increases to operating costs, as was evident in 2006 with the extended Coker 8-1 turnaround and unplanned maintenance of Coker 8-2. With over 28 years of continuous production, Syncrude has an excellent industrial safety record.

In addition, we are exposed to the risks associated with major construction projects. These risks include the possibility that projects will not be completed on time and/or will not reach design capacity. Also, complications could arise when new systems are

integrated with existing systems and facilities. The risk of such complications is somewhat mitigated by Syncrude's procedures of performing a sequenced start-up of new units. With the start-up of Stage 3 in the second half of 2006, most of these risks have been reduced, but there is still a period of lining out the new units and integrating them into the existing operations in an effective and efficient manner.

Canadian Oil Sands reduces exposure to these operational risks by maintaining appropriate levels of insurance, primarily business interruption ("BI") and property insurance. We have purchased total coverage of US$1.0 billion of BI and property insurance in case Syncrude experiences an event causing a loss or interruption of production, such as a fire or explosion at the operating facilities. The BI insurance is subject to a 60 day self-retention period. While such insurance assists in mitigating some operational upsets, insurance is unlikely to fully protect against catastrophic events or prolonged shutdowns.

We also face risks associated with other oil sands producers such as competition for skilled labour, limited resources in the Fort McMurray area where Syncrude and the other producers operate, and higher costs for products and services to operate Syncrude's facilities as a result of increased demand. In addition to paying its employees and contract staff competitive industry compensation, Syncrude Canada has a reputation as an innovative and socially responsible company committed to the environment and dedicated to its employees, the Aboriginal Peoples, and the communities of northern Alberta. We believe these qualities assist in retaining skilled labour. Additionally, Syncrude implemented an employee retention program in 2006, which will result in cash payments, but may provide savings associated with an experienced workforce. To deal with the increased demands on the infrastructure, such as housing, Syncrude cooperates, where they are able to, with other industry participants to share resources, such as camps.

Worldwide demand for commodities has increased activity in the mining sector, introducing a risk of constrained supplies for key operating components. The strong mining sector is currently resulting in a shortage of off-road tires. While the tire shortage has been identified as a production and cost risk for 2007, Syncrude has implemented various measures aimed at reducing tire damage and increasing tire life in order to more efficiently manage their supply. While we do not currently expect the shortage to impact our existing 2007 production outlook, the ability to achieve higher levels of production may be limited by tire supply constraints.

Foreign Currency Risk

Our results are affected by fluctuations in the U.S./Canadian currency exchange rates as we generate revenue from oil sales based on a U.S. dollar WTI benchmark price. There have been considerable changes in the value of the Canadian dollar relative to the U.S. dollar, ranging from a high of $0.91 US/Cdn in June 2006 to a low of $0.79 US/Cdn in May 2005. Our revenue exposure is partially offset by U.S. dollar obligations, such as interest costs on the U.S.-denominated debt and our share of Syncrude's U.S. dollar vendor payments. When our U.S. Senior Notes mature, we will have exposure to U.S. exchange rates on the repayment of the notes. This repayment of U.S. dollar debt acts as a partial hedge against our U.S. denominated revenue payments we receive from our customers. We have reduced our currency exchange risk by denominating most of our debt in U.S. dollars and in the past, have entered into contracts that fix exchange rates on future U.S. dollar revenue receipts. At the present time, we do not intend to increase our currency hedge positions. However, the Trust may hedge foreign exchange rates in the future, depending on the business environment and growth opportunities. At February 22, 2007, we had US$20 million hedged at an average U.S. dollar exchange rate of $0.69 US/Cdn.

Interest Rate Risk

Canadian Oil Sands' net income and cash from operating activities are impacted by interest rate changes based on the amount of floating rate debt outstanding. At December 31, 2006, we had $195 million of floating rate debt with maturities of less than one year, comprised of $20 million of floating rate and $175 million of fixed rate medium term notes outstanding. The fixed rate notes were swapped into floating rate debt in January 2004. In 2006 and 2005, any gains or losses related to the swaps were recognized in the period the swaps were settled, as they were considered hedges for accounting purposes. As discussed earlier in this MD&A, the Trust will no longer be applying hedge accounting, effective January 1, 2007. The January 2007 maturing debt instruments were refinanced with the Trust's credit facilities that bear interest at a floating rate based on bankers' acceptances plus a credit spread. Canadian Oil Sands is also exposed to interest rate risk in May 2007 when its US$70 million Senior Notes are refinanced with floating rate credit facilities or fixed market rates at the time of refinancing such debt.

Capital Expenditure Risk

Inherent in the mining of oil sands and production of synthetic crude oil is a need to make substantial capital expenditures. In addition to the potential of capital cost increases, we are exposed to financing risks associated with the funding requirements for our 36.74% interest in Syncrude's capital program. We have historically minimized this risk by accessing diverse funding sources. Credit facilities and cash from operating activities are significant sources of funding available to us. In addition, we believe that the Trust has the ability to access public debt and equity markets given our asset base and current credit ratings.

Credit Risk

Crude oil sales revenue credit risk is managed by limiting the exposure to customers based on assigned credit ratings as well as limiting the maximum exposure to any single customer. Risk is further mitigated as sales revenue receivables typically are due and settled in the month following the sale. We mitigate our exposure to credit risk by selecting counterparties of high credit quality, monitoring exposure levels, and limiting credit exposures to approved levels, as set in our corporate credit policy. To date, we have not experienced a significant loss on uncollected receivables from any customers or counterparties.

Syncrude Joint Venture Ownership

The Syncrude project is a joint venture that is currently owned by seven participants with varying interests. Major capital decisions for new projects require unanimity of the Syncrude owners, while other matters require only the approval of a majority of the working interests and three Syncrude owners. Historically, Canadian Oil Sands and the Syncrude owners have sought consensus on all significant matters. There can be no assurance, however, that unanimous agreement will be reached on major capital programs and that future expansions will be executed as currently planned.

Pipeline Transportation and Delivery Infrastructure

All of our Syncrude production is currently transported to Edmonton, Alberta through the Alberta Oil Sands Pipeline Limited ("AOSPL") system. Disruptions in service on this system could adversely affect our crude oil sales and cash flows. The AOSPL system feeds into various other crude oil pipelines that are used to deliver our SSB product to refinery customers throughout Canada and the U.S. Interruptions in the availability of these pipeline systems may limit the ability to deliver production volumes and could adversely impact sales volumes or the prices received for our product. These interruptions may be caused by the inability of the pipeline to operate, or by capacity constraints if the supply of feedstock into the system exceeds the infrastructure capacity. While we believe long-term take-away capacity will exceed production growth for synthetic supply out of the Athabasca region, there can be no certainty that investments will be made to provide this capacity. There is also no certainty that short-term operational constraints on the pipeline system, arising from pipeline interruptions and/or increased supply of crude oil, will not occur as capacity is believed to be adequate, but tight. In addition, planned or unplanned shutdowns of our refinery customers may limit our ability to deliver our SSB crude oil with a negative implication on revenues and cash from operating activities.

We manage exposure to these risks by allocating deliveries to multiple customers via multiple pipelines, but pipeline choices are limited. We also maintain knowledge of the infrastructure operational issues and expansion proposals through industry organizations in order to assess and respond to delivery risks. In addition, Canadian Oil Sands is investigating the possibility of storage tankage at various locations as a means of dealing with short-term restrictions on pipeline capacity.

Environmental Risk

We are exposed to the risk of the potential impact of Syncrude's operations on the environment. Syncrude's commitment to its objectives of operational, environmental and social excellence is aligned with the mitigation of environmental impacts. Stage 3 incorporates technologies to reduce emissions, improve energy efficiency and upgrade the entire production stream to meet higher specifications for environmental and product quality. We anticipate that, in time, downstream refineries will find our SSP product more valuable than the existing SSB as they will likely use less energy in processing our high quality SSP crude into products, such as gasoline and diesel, that meet new higher environmental standards.

While total CO_2 emissions will increase as production rises and when the higher quality SSP is produced, Syncrude's investments in energy consumption and environmental mitigation are intended to continue to reduce CO_2 emissions per barrel. However, the risk exists that these mitigation efforts will not meet societal expectations or environmental regulations.

The third fluid coker constructed as part of Stage 3 includes a flue gas desulphurizer ("FGD") that captures SO_2 emissions. Syncrude has an agreement in place to provide the sulphur from the desulphurization unit to a third party for use in the manufacture of ammonium sulphate fertilizer.

Syncrude also has initiated the SER project, which is expected to significantly reduce total SO_2 emissions as well as other emissions, such as particulate matter and metals. It will involve retrofitting sulphur reduction technology into the operation of Syncrude's original two Base Plant cokers. Procurement and construction expenditures are scheduled for the next four years. The SER project, together with the flue gas desulphurizer technology incorporated into the Stage 3 expansion, are expected to reduce SO_2 emissions by up to

60% from today's approved Alberta Environmental regulatory levels of 245 tonnes per day. The resulting SO_2 emissions are also expected to be below new maximum emission levels that will take effect following the completion of the SER project.

Syncrude produces and stores significant amounts of sulphur in inventory blocks at its plant site as there is presently a limited market for the sulphur. There can be no assurance that future environmental regulations pertaining to the use, storage, handling and/or sale of sulphur will not adversely impact the unit costs of production of synthetic oil. Syncrude is exploring the ability to store sulphur blocks underground. Initial information indicates that this may be a viable and environmentally-friendly solution for dealing with the excess sulphur. Syncrude continues to research alternatives for addressing this issue, which also affects other sulphur producers in the petroleum industry. In addition, in 2005 the Trust entered an agreement with a major sulphur marketer to sell our share of Syncrude's sulphur production at a plant gate market price. The agreement covers an initial five-year term, is renewable at the Trust's option, and provides that volumes will not be sold unless the price exceeds an established plant gate minimum. Sales under this contract are expected to begin in 2008, following the buyer's construction of infrastructure to handle the Trust's sulphur volumes.

Syncrude owners are liable for their share of ongoing environmental obligations for the ultimate reclamation of the Syncrude project. Our share of Syncrude's ongoing environmental obligations has been and is expected to continue to be funded by our cash from operating activities. The owners also have each directly posted letters of credit with the Province of Alberta to secure the ultimate mining reclamation obligations, of which Canadian Oil Sand's share was approximately $49 million at December 31, 2006. In addition to the letters of credit posted with the Alberta government, Canadian Oil Sands maintains a reclamation trust fund to help meet this future reclamation liability.

In 2006, we contributed approximately $5 million, including earned interest, versus approximately $4 million in 2005 to our reclamation trust account, resulting in a December 31, 2006 ending balance of approximately $30 million. The funding requirement of the reclamation trust is more fully described in Note 9 to the audited Consolidated Financial Statements.

A number of environmental regulations focus on limiting the emissions of gases and other substances from the Syncrude operations. The Canadian federal government ratified the Kyoto Protocol in 2002 and has indicated that total annual emissions for greenhouse gases for large industrial emitters have been capped at 55 megatonnes with emissions to be reduced by 15% from current business-as-usual levels. The prior federal government had limited the cost of future carbon credit purchases to a maximum of $15 per tonne.

With Russia's adoption of the Kyoto Protocol in 2004, the Protocol came into effect in Canada on February 16, 2005. The federal government also has recently indicated that it will be considering various limitations and sanctions with regard to the emission of greenhouse gases, either as part of its legislative efforts regarding the Kyoto Accord, or otherwise. Additionally, public announcements regarding the plan to reduce greenhouse gas emissions have raised the question as to what limitations and restrictions may be imposed by the federal government either under the proposed *Clean Air Act* or other legislation. Sanctions relating to emissions and water quality have not been specified. The federal government has not published specific guidelines or further guidance on these limitations and sanctions. As such, we cannot assess the impact of potential new greenhouse gas emission reduction targets on our operations. We believe that production will continue to be profitable under the current known factors.

There are also various consultation processes underway by the Province of Alberta with regard to water usage in the oil and gas industry and the oil sands sector, in particular. Again, as no conclusions or recommendations have been issued by such regulatory review body, we cannot assess the impact of any such proposals on our operations. Syncrude currently operates within its water license limits and recycles approximately 80% of its total water usage.

Syncrude has historically worked with the federal and provincial governments to monitor its emissions of greenhouse gases and is constantly working toward reducing the per barrel emissions through greater energy efficiency. Syncrude has also operated below the license limits with respect to its water usage from the Athabasca River. However, as the Syncrude operations involve use of water and the emission of greenhouse gases, legislation which significantly restricts or penalizes current production levels would have a material impact in our operations. The costs of meeting such environmental thresholds would increase operating costs and/or capital costs, and as such, may impact the profitability of the operations.

Regulations

The Syncrude project's operations are subject to extensive Canadian federal, provincial and local laws and regulations governing exploration, development, transportation, production, exports, occupational health, protection and reclamation of the environment, safety and other matters. Currently, we believe that Syncrude is in substantial compliance with all applicable laws and regulations. During the Stage 3 construction, Syncrude achieved very high safety results in both the construction and operational aspects at the plant. Additionally, Syncrude has historically obtained renewals of its licenses and permits. While there can be no assurance that government approvals required for certain licenses and permits will be provided, we do not believe that there are any significant issues pending with the governmental authorities which would cause Syncrude to lose its rights. In particular, the approval granted by the Alberta Energy and Utilities Board for the Syncrude project facility does not expire until December 31, 2035 and is expected to be further extended upon application to the relevant regulatory authorities at that time.

Foreign Ownership

Under current legislation, mutual fund trusts must be established "primarily for the benefit of Canadians". Historically, the federal government has taken this to mean that not more than 50% of Unitholders can be non-Canadian residents. While some royalty trusts rely upon specific tax language which provides a "technical exception" to this provision, the basis upon which Canadian Oil Sands Trust was established in 1995 does not fit within such technical language. Accordingly, and in keeping with the current language of Canadian Oil Sands' Trust indenture, we restrict the ownership of Units to 49% for non-Canadian residents.

Until further notice, Canadian Oil Sands' Trust Indenture continues to provide that not more than 49% of its Units can be held by non-Canadian residents. The Trust Indenture requires all Unitholders to provide such statutory declarations when requested to do so by the trustee and transfer agent. The Trust posts the results of the declarations on its website at www.cos-trust.com under investor information, frequently asked questions. This section of the website also describes the Trust's steps for managing its non-Canadian resident ownership levels. Canadian Oil Sands will be examining this provision in light of the various alternatives available to the Trust in reaction to the proposed tax on distributions of certain trusts post 2011.

Based on information from the statutory declarations by Unitholders, we estimate that, as of November 3, 2006, approximately 36% of our Unitholders are non-Canadian residents with the remaining 64% being Canadian residents. The statutory declarations are only as of a specific record date, and therefore may still not reflect the current ownership level of the Trust's Units; however, given the limitations in the securities registration system and the lack of any process for real-time residency information to flow to the trustee and transfer agent, the Trust is of the view that statutory declarations are currently the most appropriate method of determining the residency status of its Unitholders.

Change to the Crown Royalty Regime

Changes to the Crown royalty regime by the Alberta government can have a material and adverse impact on the Trust's net income and cash from operating activities, and ultimately its Unitholder distributions. While the Alberta government recently announced its plans to review Alberta's Oil Sands Royalty regime, the potential impact on Canadian Oil Sands can not be determined until the government provides information on its review findings. More detail on this issue is contained in this MD&A under the heading "Review of Alberta Oil Sands Royalty".

Changes to Tax Legislation

Tax changes enacted by the federal or provincial government can have a material impact on Unitholder distributions. Of specific note is the Minister of Finance's announcement on October 31, 2006 of the federal government's intention to impose a new tax on certain distributions from existing income and royalty trusts effective in 2011. If the proposed legislation is passed, the Trust's net income, cash from operating activities and distributions will be materially negatively impacted. However, in the absence of final legislation implementing the 2006 proposed changes, the implications are difficult to fully evaluate and quantify. Canadian Oil Sands will evaluate alternatives for the Trust once further clarity on the legislation is available. A detailed discussion of this issue is contained in this MD&A under the heading "Proposed Changes in Trust Tax Legislation".

2007 Outlook

In 2007, we are anticipating Syncrude production to range between 105 to 120 million barrels, or 39 to 44 million barrels net to the Trust based on its 36.74% working interest with a single point estimate of 110 million barrels, or 40.4 million barrels net to the Trust. The single point estimate includes a full coker turnaround currently scheduled for the third quarter of 2007. The low end of the range reflects the possibility of an additional unscheduled coker turnaround, while the upper end reflects higher than budgeted operational reliability and stability.

During the first quarter of 2007, it is likely that Syncrude will need to resolve some operational issues on Coker 8-3, which has not been producing at full capacity since November 2006. We had anticipated a period of lining-out and optimizing the different units related to the new Stage 3 facilities before ramp up to full capacity could be reached. We are maintaining our annual production forecast despite Coker 8-3's constrained production rates as we had anticipated the coker might not operate at full capacity during the lining-out period.

Syncrude's current focus is on getting the operation up to full annual capacity of 128 million barrels, or 47 million barrels net to the Trust, on a sustained and reliable basis. An additional area of focus will be to improve the product quality from SSB to SSP, which is to be accomplished by addressing the hydrogen limitation issues identified in 2006. In order to do so, modifications to the steam generation unit of the new hydrogen plant are required, which Syncrude intends to make during the planned third quarter coker turnaround. Accordingly, the transition to the higher quality SSP product is expected to occur in the fourth quarter of 2007. We anticipate that SSP's higher quality should enable some of our existing customers to increase the amount of Syncrude production they process and potentially attract new customers. In addition, we expect the higher quality SSP product to provide a higher market price relative to SSB.

Revenues in 2007 are expected to total $2.4 billion, based on an average WTI price of US$55 per barrel, an average foreign exchange rate of $0.88 US/Cdn, and an average discount to Canadian dollar WTI of $4.00 per barrel, which reflects increased supply of light synthetic crude oil in the market. Operating costs are budgeted to be $25.83 per barrel, which includes $7.08 per barrel for purchased energy based on an average AECO natural gas price of $7.50 per GJ for 2007. We anticipate Crown royalties expense to total $248 million, or $6.14 per barrel, in 2007.

Cash from operating activities is anticipated to total $857 million, or $1.79 per Unit, and includes an anticipated increase in operating working capital requirements of $25 million, reflecting higher 2007 sales levels. Capital expenditures are estimated at $255 million with approximately 57% directed to maintenance of operations, 33% directed to the SER project and 10% to Stage 3 completion and modification costs. Resulting free cash flow, defined as cash from operating activities less capital expenditures and reclamation trust contributions, is estimated to be $1.25 per Unit.

Sensitivities

Changes in certain factors and market conditions could potentially impact Canadian Oil Sands' outlook. The following table provides a sensitivity analysis of the key factors affecting the Trust's performance. In addition to the factors described in the table, the supply/demand equation for synthetic crude oil in the North American markets could impact the price differential for SSB relative to crude benchmarks; however, this factor is difficult to predict and quantify.

2007 Outlook Sensitivity Analysis

Variable[1]	Annual Sensitivity	Cash from Operating Activities Increase $ millions	Cash from Operating Activities Increase $/Unit
Syncrude operating costs decrease	Cdn$1.00/bbl	31	0.07
Syncrude operating costs decrease	Cdn$50 million	14	0.03
WTI crude oil price increase	US$1.00/bbl	31	0.07
Syncrude production increase	2 million bbls	30	0.06
Canadian dollar weakening	US$0.01/Cdn$	20	0.04
AECO natural gas price decrease	Cdn$0.50/GJ	15	0.03

1 *An opposite change in each of these variables will result in the opposite cash from operating activities impacts.*

REVIEW OF ALBERTA OIL SANDS ROYALTY

The Alberta government has announced that it plans to review Alberta's Oil Sands Royalty regime to determine if the current regime applies the most appropriate royalty rate to oil sands production. Canadian Oil Sands cannot determine or speculate as to the potential impact of any changes to the royalty rate on its operations until the government provides information on its review findings. The Syncrude operation shifted to the higher royalty rate of 25% of net revenues from the minimum 1% of gross revenues in the second quarter of 2006.

Alberta's current Oil Sands Royalty regime was instituted in 1997 and calculates royalties as 1% of gross revenues until a project reaches payout, after which point the rate rises to 25% of revenues less Syncrude operating, non-production and capital costs. The rates are tied to crude oil prices, such that higher prices accelerate recovery of costs and payout, after which, the higher rate is a cash sharing formula impacted by the project's profitability.

The Trust believes the current regime strikes the right balance between the owners of the resource - the people of Alberta - and those risking capital to develop it. We hope that any review of oil sands royalty rates would seek to maintain a fair and stable fiscal regime that also recognizes the value of processing oil sands in the province. The success of Alberta's oil sands is largely due to the historically stable and predictable fiscal regime that has been in place since 1997, which has encouraged investment by recognizing the unique challenges of the oil sands business. Oil sands projects are capital intensive and risky, requiring billions of dollars of upfront investment and very long lead times before they are capable of generating revenue and eventually a profit. Once these projects have recovered their costs, however, the regime provides Albertans with the opportunity to participate with a 25% share in the industry's profits.

The Syncrude project is already providing this higher return to Albertans. Robust crude oil prices have increased revenues from the base plant and accelerated the payout period of the new Stage 3 expansion; as a result the Syncrude project began paying the higher royalty rate at roughly the same time as the expansion was completed. Based on Canadian Oil Sands' assumptions in its January 29, 2007 Guidance Document, Syncrude is expected to pay Crown royalties of $675 million in 2007.

Controls Environment

Management is responsible for establishing and maintaining adequate internal control over financial reporting. We have established disclosure controls and procedures, internal control over financial reporting, and corporate-wide policies to provide that Canadian Oil Sands' consolidated financial position, results of operations and cash flows are presented fairly. Our disclosure controls and procedures are designed to provide reasonable assurance of the timely disclosure and communication of all material information.

We periodically review and update our internal control systems to reflect changes in our business environment. In the last quarter of 2006, the following significant changes were made to our internal control systems:

- Designed, implemented and tested controls related to crude oil marketing, which transitioned from an external service provider to an internal marketing department at Canadian Oil Sands;
- Designed, implemented and tested controls related to information systems management and support, which transitioned to an external service provider from being managed by Canadian Oil Sands during the year; and
- Established an Internal Audit department and commenced reviews in accordance with the Internal Audit plan.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, these systems provide reasonable, but not absolute, assurance that financial information is accurate and complete.

Canadian Oil Sands, under the supervision and participation of management, including the Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of our disclosure controls and procedures and the design of our internal control over financial reporting pursuant to Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings" as of December 31, 2006. In addition, management has evaluated the effectiveness of internal control over financial reporting as of December 31, 2006 using criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on these evaluations, Canadian Oil Sands' management concluded that:

- Our disclosure controls and procedures were effective as of December 31, 2006 to provide reasonable assurance that material information is recorded, processed, summarized and reported within the time periods specified by the applicable Canadian securities regulators. Furthermore, our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed under applicable Canadian securities regulation is communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure; and
- Our internal control over financial reporting as of December 31, 2006 was designed and operating effectively to provide reasonable assurance regarding the reliability of financial reporting.

PricewaterhouseCoopers LLP, our independent auditors, have expressed an unqualified opinion on management's assessment and on the effectiveness of Canadian Oil Sands' internal control over financial reporting as of December 31, 2006, as stated in their report which appears herein.

Exemption under Rule 12g3-2(b)

Canadian Oil Sands

CANADIAN OIL SANDS TRUST

ANNUAL INFORMATION FORM

For the Year Ended December 31, 2006

March 15, 2007

"Crown Royalty" *or* ***"Crown Royalties"*** means the payments to be made to the Province of Alberta pursuant to the Alberta Crown Agreement or under the generic crown royalty scheme;

"crude oil" means unrefined liquid hydrocarbons, excluding natural gas liquids;

"double roll crusher" means a large unit which crushes the oil sand and deposits the crushed oil sand on to a conveyor;

"dragline" means a large machine which digs oil sand from the mine pit and places it into elongated piles (windrows);

"ERCB" means the Energy Resources Conservation Board of Alberta, a governmental body that oversaw the exploration and development of natural resources in Alberta, now succeeded by the AEUB;

"EnCana" means EnCana Corporation, formerly PanCanadian Energy Corporation;

"Executive Officers" means the five highest renumerated officers of the Corporation and includes the President and Chief Executive Officer and the Chief Financial Officer;

"extraction" means the process of separating the bitumen from the oil sand;

"fines (fine tailings)" means, essentially, muddy water, which is about 85 per cent water and 15 per cent fine clay particles by volume that is produced as a result of extraction of bitumen from oil sand;

"joint venture" means an economic activity resulting from a contractual arrangement whereby two or more venturers jointly control the economic activity;

"LP" means Canadian Oil Sands Limited Partnership;

"MD&A" means our management's discussion and analysis for the year ended December 31, 2006;

"Manager" means, prior to January 1, 2003, AOSII and COSII and, on and after January 1, 2003, the Corporation;

"naphtha" means a light fraction of crude oil used to make gasoline;

"oil sand(s)" is comprised of sand, bitumen, mineral rich clays and water;

"overburden" means material overlying oil sand that must be removed before mining; consists of muskeg, glacial deposits and sand;

"residuum" means the fraction of bitumen that remains after the light ends have been distilled;

"SCL" means Syncrude Canada Ltd., the operator of the Syncrude Project which is owned by the Syncrude Participants;

"SERP" means the Syncrude emission reduction project;

"SSB" means Syncrude™ Sweet Blend;

"SSP" means Syncrude™ Sweet Premium;

Notes: Unless otherwise specified:

(1) all information is as at December 31, 2006;

(2) all dollar amounts are expressed in Canadian dollars, all references to "dollars" or "$" are to Canadian dollars and all references to "US$" are to United States dollars; and

(3) Unit information has been adjusted to reflect the 5:1 Unit split that occurred on May 3, 2006.

NON-GAAP FINANCIAL MEASURES

In our MD&A and this Annual Information Form ("AIF"), we refer to net income before unrealized foreign exchange and future income taxes. This is a measurement that is not defined by Canadian generally accepted accounting principles ("GAAP"). The Trust also reports funds from operations, free cash flow and Unitholder distributions on both a total and per Unit basis, as well as cash from operating activities per Unit, which are all measures that do not have any standardized meaning under Canadian GAAP. Funds from operations is calculated on the Trust's consolidated statement of cash flows as cash from operating activities before changes in operating cash working capital. Free cash flow is now calculated as cash from operating activities less capital expenditures and reclamation trust contributions in the period. As a result, net income before unrealized foreign exchange and future income taxes, funds from operations and free cash flow may not be directly comparable to similar measures presented by other companies or trusts. Starting on January 29, 2007, Canadian Oil Sands discusses "cash from operating activities", as per the Trust's Consolidated Statements of Cash Flows, as our measure of the Trust's ability to generate cash from operations. Previously, Canadian Oil Sands reported "funds from operations" as such a measure. "Funds from operations" did not include changes in non-cash working capital from operating activities and was not considered a GAAP measure. Cash from operating activities provides similar information to funds from operations and better comparability to other reporting entities as it is a GAAP measure.

FORWARD-LOOKING INFORMATION ADVISORY

In the interest of providing Canadian Oil Sands (or "we" or "us") Unitholders and potential investors with information regarding Canadian Oil Sands, including the Corporation's assessment of Canadian Oil Sands' future plans and operations, certain statements throughout this AIF contain "forward-looking statements". Forward-looking statements are typically identified by words such as "anticipate", "expect", "believe", "plan", "intend" or similar words suggesting future outcomes, or statements regarding an outlook with respect to: the energy consumption levels for 2007 and beyond; the expected impact on the Trust from the announced proposed changes to the Federal Government's taxation of income trusts, including without limitation, the negative impact on net income, cash from operating activities and Unitholder distributions; the expected increased reliability and other benefits from the Management Services Agreement between Syncrude Canada Ltd. and Imperial Oil Resources; the anticipated timing to reach full production rates from Coker 8-3 and to modify the FGD unit and hydrogen plant; the expected impact that increased supplies of synthetic crude oil will have on the net realized selling price that Canadian Oil Sands receives for its product; the expectation not to enter into crude oil hedges in the future; the expected realized selling price for Canadian Oil Sands' product as expressed as a differential to WTI; the level of natural gas consumption; the anticipated capital expenditures for 2007 including the amount attributable to the Syncrude Emissions Reduction Project ("SERP"); the expected timing to produce SSP; the net sales proceeds of the disposition of the remainder of Canada Southern Petroleum Ltd.'s conventional assets; the expected impact of any future environmental legislation, the Kyoto

AOST units equal to the number of COST units issued and outstanding as of such date. AOST then changed its name to Canadian Oil Sands Trust. The trust indenture was further amended and restated on June 1, 2005 to reflect the adoption of amendments passed at the 2003 and 2005 Unitholders' meetings and effective December 20, 2005 to allow for a change in how distributions were paid. Commencing in the fourth quarter of 2005 distributions are recorded in the quarter declared and paid to Unitholders on the last business day of February, May, August and November. The current trustee of the Trust is Computershare Trust Company of Canada (the "Trustee").

The registered and head office of the Trust is located at 2500 First Canadian Centre, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

Intercorporate Relationships

The following table provides the name, the percentage of voting securities owned and the jurisdiction of incorporation, continuance or formation of the Trust's subsidiaries as at March 15, 2007.

	Percentage of Voting Securities (directly or indirectly)	Jurisdiction of Incorporation/ Formation
Canadian Oil Sands Limited(1)(2)(4)	100%	Alberta
Canadian Oil Sands Marketing Inc.(3)	100%	Alberta
Canadian Arctic Gas Ltd.	100%	Alberta

Notes:

(1) Total assets and total revenues of this entity constituted more than 10 per cent of the consolidated assets and consolidated revenues of the Trust at December 31, 2006.

(2) Holds a direct 36.74 per cent working interest in Syncrude.

(3) Markets the SSB production for the Trust and its subsidiaries outside of Canada.

(4) Prior to January 2, 2007, Canadian Oil Sands Limited also acted as general partner and held 75 per cent of the limited partnership units in Canadian Oil Sands Limited Partnership ("LP") with Talisman Energy Inc. ("Talisman") holding 25 per cent of LP. When Canadian Oil Sands Limited purchased Talisman's interest in the LP on January 2, 2007, the LP was dissolved with the 5 per cent working interest that had been held by the LP now held directly by Canadian Oil Sands Limited.

GENERAL DEVELOPMENT OF THE BUSINESS

Summary

We are the largest energy trust in Canada, based on market capitalization as at March 15, 2007 of approximately $13 billion, and the only public investment vehicle that provides a non-diversified ownership in Syncrude, the largest open mining sands project in the world. Syncrude is located near Fort McMurray, Alberta, Canada and operates large oil sands mines, bitumen extraction plants, an upgrading complex that processes bitumen into a light sweet crude oil, and electrical power utility plants. The Syncrude operation is comprised of four major operating areas: mining, extraction, upgrading and utilities. Syncrude's principal product is a high quality, light, sweet synthetic crude oil blend, referred to as "Syncrude™ Sweet Blend" ("SSB"), which has an average gravity of about 32° API and low sulphur content of less than 0.2 per cent. The Trust's business is its indirect ownership of Syncrude and the marketing and sales of SSB derived from such ownership as well as other products related to such Syncrude interest.

Oil, with the support of ExxonMobil, will provide global practices in several areas including: maintenance and reliability, energy management, procurement, safety, health, and environmental performance with the expectation of delivering further sustainable improvement in Syncrude's operating performance. The agreement is effective November 1, 2006 and has an initial term of 10 years with renewal provisions. Imperial Oil, ExxonMobil, SCL and the other Syncrude participants have formed a team which is conducting a comprehensive onsite assessment of the Syncrude operations with a view to making specific recommendations in the second quarter of 2007 in respect of the services to be provided by Imperial Oil. The mandate of this opportunity assessment team ("OAT") is to better understand, prioritize and define best approaches for implementing potential opportunities at Syncrude. If the recommendations are not approved to the reasonable satisfaction of Imperial Oil, the management services agreement can be terminated by Imperial Oil. Either Syncrude or Imperial Oil has the option to cancel the agreement on 24 months' notice for any reason. Canadian Oil Sands will pay its pro-rata share of annual fixed service fees equivalent to about $17 million ($47 million gross to SCL) plus its share of the direct costs that Imperial Oil incurs in providing the services. Following the initial 10 year term, the annual fixed service fees drop to $33 million gross to Syncrude or approximately $12 million net to Canadian Oil Sands based on its 36.74 per cent share of Syncrude. In years four through 10, performance fee incentives similar in magnitude to the fixed fees also will apply if certain targets are achieved. Through higher production levels, savings in energy efficiency, lower sustaining capital costs, reduced maintenance and operating costs, and other efficiencies from new business control systems, we believe that the value to be captured should be a multiple of the fees paid. The agreement does not change the existing Ownership and Management Agreement between SCL and the Syncrude Participants - SCL remains the operator and employer of Syncrude's personnel. Ownership in the Syncrude Joint Venture remains unchanged, as does the proportionate ownership in SCL. The oversight and strategic direction for Syncrude continues to come from the Syncrude Participants' Management Committee, which is comprised of senior representatives from each Syncrude Participant, and is currently chaired by Canadian Oil Sands.

The Corporation is responsible for the management of the Trust. Specific responsibilities are: (i) to devise, manage and execute a long-term strategy aimed at optimizing Unitholders' value in the Trust; (ii) to ensure compliance by the Trust with continuous disclosure obligations under all applicable securities legislation; (iii) to provide investor relations services; (iv) to provide, or cause to be provided to Unitholders, all information to which Unitholders are entitled under the amended and restated trust indenture; (v) to call, hold and distribute material including notices of meetings and information circulars in respect of all necessary meetings of Unitholders; (vi) to determine the amounts payable from time to time to Unitholders and to arrange for distribution to Unitholders of distributable income; and (vii) to determine the timing and terms of future financings, including offerings of Units, if any.

Canadian Oil Sands is responsible for funding our share of Syncrude's operations, maintenance, expansions, and our own administrative costs. Sources of funding include cash from operating activities generated from the sale of our SSB production and, as required, debt and equity financing. In the opinion of the Corporation's management, cash from operating activities is a key performance indicator of the Trust's ability to generate cash to fund capital expenditures. Free cash flow, which is calculated as cash from operating activities less capital expenditures and mining reclamation trust contributions, is a key indicator of the Trust's ability to repay debt and pay Unitholder distributions. The Trust makes distributions to its Unitholders after it receives trust royalties and debt and interest payments from its subsidiaries and pays its expenses.

The Syncrude Joint Venture is owned as various undivided interests by the Syncrude Participants and has produced synthetic crude oil for 28 years. The assets of the Syncrude Joint Venture are operated and managed by SCL, which is owned by the Syncrude Participants in the same proportions as their interest in

the Syncrude Joint Venture. SCL is a single purpose company with no significant tangible or capital assets with the exception of its workforce and retirement plan assets. The Syncrude Management Committee governs the Syncrude Joint Venture and each Participant nominates a representative to the committee, which is charged with setting the strategic direction for and making decisions regarding the operation of the Syncrude Joint Venture. Our President and Chief Executive Officer is the Chairman of the Syncrude Management Committee. He is also Chairman of the Board of Directors of SCL and chairs the CEO Committee of the Board of SCL. Our Chief Financial Officer is the Chairman of the Audit and Pension Committee of the Board of SCL as well as the Chair of the Business Controls project at Syncrude. None of the representatives of the Syncrude Joint Venture Participants on the Board and committees of SCL receive compensation as directors of that corporation. Each Participant receives its share of production *in kind* and is responsible for the subsequent marketing of such share of the production. Syncrude commenced production in 1978 and has, through capital investment and technological and efficiency improvements, increased annual production. With the start up of Stage 3 in the fall of 2006, Syncrude production reached 94.3 million barrels in 2006 compared to 78 million barrels in 2005 and 87 million barrels in 2004. This significant increase from 18 million barrels in 1979 and 3.6 million barrels in 1978, which was a partial operating year, shows the incredible growth and potential of Syncrude. The focus in 2007 and beyond is to line out the Stage 3 to achieve more reliable and efficient operations that will allow Syncrude to reach annual productive capacity of 128 million barrels gross to Syncrude. We believe that the implementation of the management services agreement between SCL and Imperial Oil is a significant step towards achieving this goal.

Production volumes reflect the capacity of the Syncrude facility and the reliability of its operations. Our proved plus probable reserves life index, estimated at more than 35 years, provides a secure, long-term source of bitumen for the production of SSB. However, the process of mining, extracting and upgrading bitumen is a highly technical and complex manufacturing operation that requires regular maintenance of the various operating units, which can affect production volumes and consequently revenues. Production volumes have a significant impact on per barrel operating costs as a large proportion of the costs are fixed and, if the plant is not operating, repair costs typically also are being incurred. One of the most significant production cost inputs is natural gas. Therefore, operating costs are also sensitive to changes in natural gas prices and usage.

Canadian Oil Sands' cash from operating activities is highly dependent on the net selling price received for our SSB product, production and sales volumes, and the operating costs and other expenses of producing SSB, including Crown royalties. In 2005, consistent with our increased focus on the stewardship of our business, we elected not to renew our marketing agreement with EnCana and in August 2006, we internalized the marketing function at the Corporation. As the markets are changing with new supply being added from various oil sands operators in Western Canada, new pipelines, new refineries and refinery re-configurations, and new feedstock choices for refiners, we decided to have increased influence over that landscape. Establishing our own marketing capability should result in more direct control over our marketing processes, a better understanding of our customers' needs, and enhancement of our connection with rapidly changing market dynamics. We expect these insights will assist us in making better long-term strategic decisions about markets and products, both for our interest in Syncrude and as we consider other oil sands investments. Additionally, focusing on ensuring we obtain space on pipelines to move our product is expected to be a cornerstone of the marketing department's activities over the next few years until various announced pipeline projects are completed.

As part of such internalization of the marketing department, we created a wholly-owned subsidiary of the Corporation, called Canadian Oil Sands Marketing Inc. ("COSMI"). COSMI is the entity which markets Canadian Oil Sands' crude oil to customers with title transfer points in the United States as opposed to the Corporation which sells to customers with title transfer points within Canada.

COSMI purchases SSB from the Corporation for resale to the customers in the United States and enters into pipeline and other transportation and marketing arrangements in the United States. COSMI has no staff or officers of its own and instead is allocated a portion of the overhead costs of the Corporation.

In 2006, Syncrude completed the largest expansion project in its history, known as Stage 3. The expansion is designed to increase annual Syncrude productive capacity to about 128 million barrels and enhance the product quality of SSB to a new level known as SSP. While Syncrude started up Coker 8-3 and the related units, which are the main components of Stage 3, at the end of May 2006, Syncrude had to shut down Stage 3 operations due to odorous emissions from the plant. Upon further investigation, Syncrude determined that the source of the odor was from the flue gas desulphurization unit ("FGD") primarily as a result of contaminated ammonia which was produced on-site and required as feedstock to the FGD and additional retrofit work was undertaken. Coker 8-3 was restarted in August 2006 with the use of imported ammonia and is expected to operate using this imported ammonia until such time as additional changes to the FGD unit can be undertaken. The total project cost for Stage 3 is estimated at \$8.55 billion, or \$3.1 billion net to the Trust based on its 36.74 per cent ownership. See the discussion below under "Syncrude".

Historically, the price we have received for our SSB product has correlated closely to the U.S. West Texas Intermediate ("WTI") benchmark oil price, and is also impacted by movements in U.S./Canadian foreign exchange rates. Crude oil prices can be volatile, reflecting world events and supply and demand fundamentals. In addition, supply and demand impacts the price differential of our SSB product relative to Canadian dollar WTI prices. The differential can move from a premium to a discount depending on the supply/demand dynamics in the market. During the past three years, WTI daily closing prices have fluctuated from a low of approximately US\$32.50 per barrel to a high of approximately US\$77.00 per barrel.

Syncrude

Syncrude produces light, sweet synthetic crude oil from the Athabasca oil sands deposits by surface mining the oil sands, extracting the bitumen from the sands, upgrading the recovered bitumen into lighter oil fractions, and combining those component fractions into a single product called Syncrude™ Sweet Blend or SSB. Syncrude produces a single product type of crude oil, rather than a slate of different heavy, light, sweet and sour crude oils. Bitumen, in its raw state, is a thick, tar-like, black crude oil that requires upgrading in order to make it transportable by pipeline and more useable to refineries across North America.

The Athabasca oil sands deposits are vast and the Syncrude leases contained in such deposits are illustrated in the following lease map. The estimated nine billion SSB barrels of recoverable resources that are contained in Syncrude's leases are all considered to be surface mineable, meaning that the layers of oil sands are found beneath a relatively shallow overburden layer. Only approximately 20 per cent of the Athabasca oil sands deposits are considered to be surface mineable with the other 80 per cent having the oil bearing layers too deep to be reached by mining and instead must be exploited using in-situ methods.


L10, 12, 34
Aurora North
SHELL
MINEABLE
L31
Aurora South
L30
L22
SYNCRUDE
North Mine
L17
Base Mine
L29
SUNCOR
ENCANA
WLS
SASKATOON ASSETS
DEVON
PETRO CANADA
VALVE CREATION
EXXON MOBIL
SCOTT
CAVALIER

Syncrude and other developers of the Athabasca oil sands have pioneered various technologies to mine the oil sands, extract the bitumen, and upgrade the bitumen into synthetic crude oil. Syncrude engineers and scientists continue to focus on technologies to improve the energy efficiency of the various processes, improve the product quality of the finished product, improve bitumen extraction recovery efficiencies and upgrading yield efficiencies, and lessen the environmental impact of the various steps in the process. Some examples of technological advancement include: low energy extraction, intended to reduce the amount of energy required to recover each barrel of bitumen and to reduce emissions; slurry hydrotransport, a process that uses pumping of an oil sands/water mixture rather than conveying solids with a view to reducing maintenance and operating costs in the material handling area; and froth

pumping, an innovative way of pumping thick tar-like bitumen slurried with water rather than with hydrocarbon-based diluents, once again intended to reduce capital, energy and operating costs.

Syncrude began operations in the late 1970s at the Mildred Lake site. The initial mining areas were developed adjacent to the main plant facilities which contained the extraction plants, the upgrading plants and the utilities plants used to support the entire operation. As the operation continued over the years, and as plant expansions were introduced, the mining operations moved further away from the base operations site. These early mining areas, located near the main processing plants, are known as the Base Mine and the North Mine. In 2000, Syncrude opened a third mining area – approximately 35 km from the base operating area at Mildred Lake – known as Aurora North. While extraction operations associated with the Base and North mines are located at the Mildred Lake site, the Aurora North mine has its own primary extraction facilities near that mine. In 2003, mining operations were again expanded with the addition of a second mining and extraction train at Aurora North called "Aurora 2".

Like mining, the upgrading facilities also have been expanded over the years. The initial upgrader comprised two fluid cokers which are designed to break down the bitumen into lighter components. These cokers were de-bottlenecked several times over the years and a third primary upgrading unit, known as the LC Finer, was added. The LC Finer uses hydrogen and catalyst to crack the bitumen into lighter fractions. In early 2001, after several years of planning, the Syncrude Participants approved Stage 3, which is the largest expansion in Syncrude's 28 year production history and includes both Aurora 2 and an upgrader expansion ("UE-1"). As part of this project, upgrading operations were again expanded with the addition of a larger, more modern third fluid coker, otherwise similar to the original two fluid cokers. As part of UE-1, the product quality of crude oil produced by Syncrude is to be enhanced to a higher quality, lighter, sweeter crude oil known as Syncrude™ Sweet Premium or SSP.

In 2006, as Stage 3 and the South West Quadrant Replacement projects were completed, capital expenditures totaled $300 million compared to $800 million in 2005. With the completion of Stage 3 in 2006, SERP expenditures started to ramp up and comprise 44 per cent of the 2007 expected capital expenditures. Stage 3 expenditures, amounted to about 40 per cent and 70 per cent of the 2006 and 2005 totals, respectively. As at December 31, 2006, the Syncrude Joint Venture had expended approximately $8.5 billion of the total $8.55 billion estimated Stage 3 project cost, which includes $0.7 billion for Aurora 2. Ancillary costs for final clean up of facilities and completion of various units remains to be incurred, which we anticipate will total approximately $90 million gross to Syncrude, or $33 million net to Canadian Oil Sands. Net to Canadian Oil Sands, the total cost for Stage 3 is equivalent to approximately $3.1 billion. Production from Coker 8-3 initially commenced in the second quarter of 2006. We anticipate that a period of lining out and optimizing the different operating units will be required to ramp up to full productive capacity of 128 million barrels annually, or 47 million barrels net to the Trust.

Syncrude's post-Stage 3 facilities have the design capability to produce approximately 375,000 barrels per day when operating at full capacity under optimal conditions and with no downtime for maintenance or turnarounds. This daily production capacity is referred to as "barrels per stream day". However, under normal operating conditions, scheduled downtime is required for maintenance and turnaround activities and unscheduled downtime will occur as a result of mechanical problems, unanticipated repairs and other slowdowns. When allowances for such downtime are included, the daily productive capacity of Syncrude's post-Stage 3 facilities is approximately 350,000 barrels per day on average and is referred to as "barrels per calendar day". Unless stated otherwise, all references to Syncrude's productive capacity in the following discussions refer to barrels per calendar day.

SERP is estimated to cost $772 million, or approximately $284 million net to the Trust based on its 36.74 per cent working interest. Canadian Oil Sands' share of the SERP expenditures to December 31, 2006 is approximately $49 million. The SERP is expected to significantly reduce total sulphur dioxide emissions as well as other emissions, such as particulate matter and metals. It will involve retrofitting flue gas scrubbing facilities into the operation of Syncrude's two existing CO boilers. Procurement and construction expenditures have commenced following completion of the Stage 3 expansion and extend into the next four years to tie-in with equipment turnaround schedules. The new coker that is part of UE-1 already includes a sulphur dioxide reduction unit. These measures, along with the SERP, are expected to reduce the total sulphur dioxide emissions by up to 60 per cent from today's approved levels of 245 tonnes per day. Sulphur dioxide emissions are also expected to fall below the new maximum emission levels that will take effect following the completion of SERP.

Syncrude incurs both sustaining and expansion capital expenditures. Sustaining capital expenditures, which are costs required to maintain the current productive capacity of Syncrude's mines and upgraders, fluctuates considerably year-to-year due to timing of equipment replacement and other factors. Excluding major sustaining capital expenditure projects, which occur from time to time, such as the SERP and Southwest Quadrant replacement ("SWQR") projects, we anticipate longer-term average sustaining capital expenditures of approximately $5 per barrel, or $240 million annually based on Syncrude's Stage 3 design capacity of 128 million barrels, or 47 million barrels net to the Trust. Including SERP, sustaining capital expenditures are expected to average $6 per barrel over the next four years. The Trust's sustaining capital expenditures on a per barrel basis were approximately $5 and $9 in 2006 and 2005, respectively, and included expenditures for the SERP and SWQR projects.

We have estimated our share of Syncrude's 2007 capital expenditures to total approximately $255 million, of which approximately $85 million will be directed to the SERP. Non-production costs, which consist primarily of development expenditures related to capital programs, are expected to total approximately $74 million for 2007.

Two additional expansion phases to follow Stage 3 also are in the preliminary scoping phase and therefore have not been approved by Syncrude Participants nor has the cost of any implementation of such expansions been determined. The "Stage 3 debottleneck" expansion is expected to be principally a debottlenecking of the facilities and is expected to increase productive capacity to about 145 million barrels per year (gross to Syncrude). The Stage 4 expansion is conceptually another coker and additional mining trains, similar to Stage 3, and should increase productive capacity to approximately 185 million barrels per year (gross to Syncrude). The Stage 3 debottleneck expansion has received regulatory approval but the Stage 4 expansion has not received approval. As part of the Syncrude Participant's approval of the management services agreement, the Syncrude Participants reconfirmed their commitment to undertake preliminary design work on both the Stage 3 debottleneck and Stage 4.

NARRATIVE DESCRIPTION OF THE BUSINESS

Syncrude is a vast and complex operation. The mines and extraction facilities are among the largest in the world, and the upgrading plants, which could be considered similar in nature to oil refineries, are also among the largest and most complex in the world. As such, a very strong focus on the basics of safety, environmental, operational and business excellence is imperative. We refer to these focus areas collectively as "operational excellence". In order to achieve the goal of operational excellence, Syncrude has identified the following objectives: improve the operational reliability and utilization of all of its operations, reduce unit operating costs, increase bitumen and upgrading productive capacity, improve environmental and energy efficiencies, and capture expansion-related economies of scale. On safety performance, Syncrude's track record of excellence is long-standing and compares

favourably with some of the world's best mining and energy companies. In 2006, Syncrude achieved a lost-time injury ("LTI") rate of 0.15 per 200,000 workforce hours, including permanent and contract workers, compared to Syncrude's best 0.05 per 200,000 workforce hours set in 2005.

As with nearly all commodity-based mining and manufacturing operations, the key to operational excellence lies in operational reliability and cost management. Syncrude's goals include reliability and cost performance improvements through the use of structured operating, maintenance, reliability and procurement standards. Over the last few years, Syncrude has struggled with reliability and performance issues at a time when a very complex and large scale construction project was ongoing with the Stage 3 expansion. With Stage 3 essentially complete, the Syncrude Participants have directed SCL to focus on ongoing reliability and performance issues. Safe, reliable operational performance is key to achieving lower operating costs. In that regard, in November 2006, Syncrude Participants supported SCL entering into the management services agreement with Imperial Oil to further strengthen the resolve of the Syncrude Participants to achieve this improved reliability.

Maintenance work has a key impact on Syncrude's operations and, consequently, on the revenues that Canadian Oil Sands derives. Maintenance work that occurs during the colder winter season may experience more time delays and operational issues due to the impact of having to work in extremely cold weather conditions.

The Syncrude Operations


Tumblers
Oil Sand
Oil Sand
Mildred Lake
Cyclofeeder
Oil Sand
Slurry
Aurora Mine
Slurry Prep
Tower
Bitumen
Froth
Inclined Plate Settler
Tailings Settling
Basin
Centrifuge
Blended Product
to Pipeline
Refineries and Pipeline
Terminals
Fluid Cokers
Hydrotreaters
Vacuum Distillation Unit
LC Finer
Hydrogen Plant
Water
Air
Nitrogen
Steam
Electricity
Utilities

Mining

Syncrude currently mines oil sands from three mines: the Base Mine and North Mine, located near the Mildred Lake site, and the Aurora North Mine, located 35 kilometres northeast of the base operations site. The mining and extraction methodologies utilized at Syncrude have evolved over time as technological innovation has been continuously introduced. The initial mining operations were based on

the use of very large draglines, bucket-wheel excavators and long conveyor systems. These original systems have, for the most part, been retired in favour of new technologies. The current mining operations utilize very large shovel excavators and mining haul trucks. This technology, now the standard in the oil sands industry, is known as "truck and shovel" mining. The larger shovels can excavate 100 tonnes of oil sands in a single pass and the larger haul trucks can carry 400 tonnes of material from the mine face to the dumping location. A fleet of 15-20 shovels and 80-90 haul trucks are used in the overburden and oil sands ore mining operations at Syncrude.

The Base Mine began operations in 1978, the North Mine in 1997 and Aurora North Mine in 2000. In 2006, the amount of oil sands recovered from the Aurora North Mine grew to represent approximately 58 per cent (51 per cent in 2005) of the total oil sands recovered from all three mines combined. The Aurora North Mine is comprised of Leases 10, 12 and 34. The Aurora North Mine operations use a new generation of larger 400-tonne trucks and larger shovels. It is anticipated that the Aurora North Mine portion of bitumen production will continue to increase over the next several years. As part of the transition away from the Base Mine, two mining systems, each comprised of a dragline, bucketwheel reclaimer and conveyor system, were retired in 1999 and 2002 and a third was retired in 2006. Remaining oil sands will now be recovered by truck and shovel. In each of the years 2006 and 2005, the Base Mine contributed 11 per cent and 19 per cent, respectively, of the total bitumen produced from the Syncrude mines with the North Mine producing 31 per cent in 2006 and 32 per cent in 2005 and Aurora North producing 49 per cent in 2005 and 58 per cent in 2006.

It is important to note that mining operations not only deal with oil sands excavation and delivery to extraction operations but also with overburden removal and disposition. Overburden is the sand and clay material found above the oil sands bearing layer in the Athabasca oil sands formations. It must be removed in order to expose the oil sands bearing layers for mining. In 2006, the total volume of overburden mined was approximately 214 million tones compared to 167 million tonnes in 2005.

Since its completion in 2005, the SWQR project has added a supplemental mining system at the North Mine, feeding the existing Mildred Lake extraction plant; integrated a third material handling train into the Aurora North mine in addition to the existing two full trains of mining and extraction systems; increased the effective utilization of the two existing Aurora North bitumen production systems by providing spare mining supply and tailings disposal systems; and provided additional thermal energy sources at Aurora North by adding a second 80MW gas turbine generator and heat recovery hot water generator.

Extraction

Historically, all extraction activity occurred at the Mildred Lake plant as the ore was mined exclusively at the Base Mine. As part of the transition from the Base Mine to the North Mine and subsequently to the Aurora North Mine, the method of extraction and the location of extraction facilities has changed.

The ore from the Base Mine is delivered to the Mildred Lake extraction facilities by conveyor and is then mixed with steam, hot water and caustic soda to produce a slurry at a temperature of approximately 80°C. This mixing process occurs in large horizontal rotating tumblers that condition the mixture for separation. This slurry is discharged from the tumblers onto vibrating screens to remove large rocks and lumps of clay prior to entering the primary separation vessel, where the floated bitumen is recovered. Much of this system continues to operate today.

At the North Mine, once the ore has left the double roll crusher, it is conveyed to a cyclofeeder where it is mixed with warm water and caustic soda to produce a slurry at a temperature of approximately

50°C. The use of warm water in this process as opposed to hot water at Mildred Lake has led to decreases in energy consumption in this part of the operations. The resulting slurry is screened, and the oversized material is rejected for further crushing and reprocessing. The slurry is further conditioned as it is transported to the Mildred Lake extraction plant via a hydrotransport pipeline where it enters the primary separation vessels.

The extraction process at the Aurora North Mine is similar to the North Mine, with a few exceptions. After the ore is crushed in the double roll crusher, it is conveyed to a mixbox where it is mixed with cooler water to produce a slurry with a temperature of approximately 35°C. Rather than shipping the oil sands slurry to the Mildred Lake extraction plant, the slurry is transported via a hydrotransport pipeline to one of two primary separation vessels located at the Aurora North Mine (approximately three to five kilometres from the mining area). Here, the sand settles to the bottom of the vessel and is transferred to the Aurora North Mine's tailings pond where the primary froth rises and is recovered. The primary froth is then piped to Mildred Lake for further processing.

At the Mildred Lake extraction plant, the slurry from the North Mine flows into primary separation vessels and further separation takes place. The resulting froth is then mixed with the froth from the Aurora North Mine and diluted with naphtha prior to further processing. A final stage of separation removes substantially all of the remaining water and clay fines, leaving a relatively clean bitumen as the feedstock for the upgrader.

The material remaining after the bitumen is extracted from the oil sands consists of water, sand, fine clay particles and some residual hydrocarbons. This material is sent to a tailings settling basin where the solids settle to the bottom and the clarified water is recycled for re-use in the extraction process. The rate at which the fine tailings settle out of the water is extremely slow and is the subject of considerable research and development activity to identify the most cost effective and environmentally acceptable disposal method. A new composite tails technology using the mature fine tailings from the settling basin to create solid, permanent landscapes in mined-out areas became operational at the Mildred Lake site during 2000. The key tailings research and development initiatives proposed for the next few years include: optimization of the composite tailings process, reclamation of tailings deposits, managing recycle water chemistry and development of thickened tailings for oil sand application.

One of the key performance metrics associated with the extraction operation is known as "recovery". Recovery measures the volume of bitumen recovered from the oil sand as a per cent of the oil that was contained in the oil sand processed in the extraction plants. In 2006, this recovery factor was approximately 90 per cent. The ratio was approximately 89 per cent in 2005. Improvements in extraction recovery ratios year-over-year are the result of continuous improvement initiatives undertaken by Syncrude.

Upgrading

Upgrading is the final stage in which the bitumen is converted into synthetic crude oil. The first step in upgrading is the removal of the diluent naphtha which was added in the extraction plant. This naphtha is recycled to the froth treatment plant for re-use. Next, the bitumen is fed through a vacuum distillation unit in which lighter fractions of hydrocarbons are removed for further processing, as discussed later. The heavier bitumen components are processed in three fluid cokers and one LC Finer. While these two forms of upgrading bitumen are somewhat different, they have the same intended purpose, namely to break down the heavier hydrocarbon components into lighter components. The lighter hydrocarbons separated in the vacuum distillation unit are "by-passed" around the cokers and the LC Finer because they are already of sufficient quality to be processed directly in secondary upgrading

process units. The vacuum distillation unit had a nominal capacity rating of 180,000 barrels per day of bitumen feed until, in the fourth quarter of 2005, its capacity was expanded as part of the Stage 3 expansion to about 285,000 barrels per day.

Fluid coking involves the thermal cracking of bitumen molecules into lighter components. The by-products of this process include petroleum coke, CO gas and off gas. CO gas is used as fuel in CO boilers to generate steam and power for the facility. Off gas is used as fuel in the upgrader. The residual coke produced in the coker is slurried into segregated cells in the tailings pond. The two original fluid cokers have been expanded in capacity over the years and, in 2005, each had a nominal capacity rating of approximately 105,000 barrels per day of a 50/50 mix of bitumen and heavier vacuum topped bitumen feed. This capacity was unchanged from the prior year. The third fluid coker, added in 2006 as part of the Stage 3 expansion, has the same purpose as the original two cokers but is designed to process 100,000 barrels per day of 100 per cent vacuum topped bitumen.

The LC Finer cracks bitumen molecules into lighter components via the addition of hydrogen and in the presence of a catalyst. This unit does not convert all of the bitumen to light products. An unconverted residual stream also is produced and this stream is sent to the fluid cokers to supplement the feed to those units. In 2006, the LC Finer unit had a nominal capacity rating of approximately 50,000 barrels per day of a 60/40 mix of bitumen and vacuum topped bitumen feed. This capacity was unchanged from the prior year.

One of the key performance metrics associated with the upgrading operation is referred to as "yield". Yield measures the volume of finished products produced per volumetric measure of bitumen feedstock. In 2006, the upgrading yield was approximately 85 per cent, basically unchanged from 2005.

The lighter hydrocarbon components produced by the two fluid cokers, the LC Finer, and those removed in the vacuum distillation unit are then sent to hydroprocessing units for further clean up, particularly for the removal of sulphur. Hydrotreating involves the removal of sulphur and nitrogen compounds via the addition of hydrogen in the presence of a catalyst. The hydrotreated components are then blended together into sweet synthetic crude oil or SSB. This SSB product contains no residuum and is low in sulphur, providing an attractive feedstock to refineries. With Stage 3 complete, the productive capacity of the upgrader rose to 128 million barrels of SSB per year by the end of 2006 compared to 90 million barrels of SSB per year in 2005. Actual production of SSB in 2006 was 94.3 million barrels, a significant increase from prior years. Production of SSB in 2005 was 78 million barrels and in 2004 was 87 million barrels.

With the start up of the new Stage 3 plants in August 2006, the quality of the finished synthetic crude oil blend, currently designated SSB, was to have been improved and re-designated SSP, short for Syncrude™ Sweet Premium. SSP is designed to have a diesel cetane number of approximately 40, up from the SSB number of approximately 33, and the jet smoke point of approximately 19, up from SSB number of 16. However, one of the other new UE-1 process units, a hydrogen plant, has a design issue which is preventing Syncrude from producing SSP. Syncrude plans to correct this design issue during the next turnaround scheduled for in the fall of 2007, after which it is expected that Syncrude will be able to produce SSP.

Utilities and Offsites

The utilities plants are tasked with producing steam, electricity, air and water for the mining, extraction and upgrading plants. These commodities are often generated from fuels and heat produced as

by-products in the major operating areas or from purchased energy sources such as natural gas or electricity.

Syncrude operates utility plants located both at the base Mildred Lake site and at the Aurora site. Energy systems are highly integrated at the Mildred Lake site, taking advantage of the heat generated in the upgraders and moving that energy to the energy-consuming plants in mining and extraction. At Aurora North, natural gas is purchased to provide the required utilities. Syncrude owns and operates two large gas turbine generators at Aurora North to provide both the required steam and power for the plants.

One of the key performance metrics associated with the integrated Syncrude operation is the "energy intensity". Energy intensity is measured in many ways in the industry but in Syncrude's case it is the amount of purchased energy consumed per barrel of SSB. In 2006, the purchased energy intensity was 0.98 GJ per barrel compared to 2005 which was 0.84 GJs per barrel. The increase in consumption to 0.98 GJ's per barrel is attributable to increased bitumen volumes sourced at the Aurora mine, and increased use of purchased natural gas for items such as steam generation during start-up of the Stage 3 facilities, which are highly integrated. Purchased energy consumption per barrel is expected to decline from levels recorded in 2006 once the Stage 3 operations have stabilized. We estimate that long-term consumption going forward will be about 0.85 GJs per barrel as additional hydrogen, which is derived from natural gas, will eventually be used to increase product quality from SSB to SSP and as bitumen is increasingly sourced from the Aurora mine. The Aurora mine relies mainly on purchased natural gas for its energy needs as process heat from the upgrader is unavailable due to the mine's distance from the Mildred Lake plant. Natural gas prices decreased 25 per cent to $6.26 per GJ in 2006 compared to $8.40 per GJ in 2005.

Natural gas, used by Syncrude to fuel operating plants and as feedstock in the production of hydrogen, is transported to Syncrude from Alberta's gas production and transmission infrastructure through dedicated pipelines. The gas is purchased from producers under various supply contracts to manage Syncrude's requirements. This pipeline and storage infrastructure has been expanded in the Athabasca region in recent years to improve the overall deliverability and reliability of the supply system.

Off-sites are generally referred to as those facilities required to support the operation of the main processing plants. These facilities include product storage tankfarms, waste water collection and handling systems and flares. Many of these facilities were expanded as part of the Stage 3 expansion project.

Syncrude operates a utility plant at its Mildred Lake site using refinery off gas, produced from the upgrading operation, augmented with natural gas. When operationally and economically desirable, Syncrude purchases power from, or sells power to, the Alberta electric power grid. Syncrude also owns two 80-Megawatt gas turbine power plant at the Aurora North mine site that provides electrical and thermal energy for the Aurora North mine operations. These plants provide power for the Aurora North mine's requirements and are connected with the Mildred Lake facilities. The Aurora Thermal Block ("ATB") which consists of two hot water generators, has been in operation since mid-2004. The ATB facilities provide hot water generating capacity at Aurora North and allow the extraction process to operate at 35°C temperature.

Marketing

Each Syncrude Participant is responsible for marketing its own share of SSB and associated by-products, such as sulphur. After upgrading, the SSB crude oil is transported to markets in Canada and the United States through a system of inter-connected pipelines and storage locations. SSB is sometimes processed in refineries that have been specifically designed to benefit from SSB's unique properties.

More often, however, it is purchased by refiners to blend with other crude oils to form a feedstock mixture which is suited to their specific refinery configuration. There are approximately 150 refineries in Canada and the United States. Most refineries produce motor gasolines, diesel fuels, heating oils, and jet fuels. Others can also produce asphalts, lubricants and petro-chemicals. In 2002, there were three refineries in or near Edmonton, Alberta which had the capability of taking synthetic crude oil as 25 per cent to 100 per cent of their feedstock. These three refineries consume approximately 160,000 to 170,000 barrels per day of synthetic crude oil.

Significant additions of synthetic crude oil production came on-line in 2003 thereby impacting where SSB was ultimately consumed. At the beginning of 2003, Canadian Oil Sands sold about 33 per cent of its SSB to the refineries in Edmonton but, by the fall of 2003, a larger proportion of volumes were being sold to refineries in Eastern Canada and the United States. By the end of 2004, approximately 600,000 barrels per day of synthetic crude oil production (of which about 470,000 barrels per day was sweet synthetic crude oil) was available from Syncrude and other oil sands projects from the Fort McMurray, Edmonton and Hardisty areas in Alberta and the area around Regina, Saskatchewan. In both 2006 and 2005 74 per cent of our volumes were consumed in Eastern Canada and the United States compared to 70 per cent in 2004. While it is difficult to determine where our product is ultimately consumed, we anticipate that as our production volumes increase or the amount of synthetic crude oil in the Fort McMurray and surrounding area increases, that we will see a greater percentage of our production being consumed outside of Western Canada given the limited refining capacity in that area.

Another market has emerged recently for SSB crude oil. The growing production of bitumen in Alberta has necessitated the need for additional diluents to thin the tar-like bitumen so that it can be transported in pipelines. Traditionally, natural gas condensates, a by-product of the natural gas processing industry, have been the most common hydrocarbon diluent used to thin heavy bitumen for pumping. However, the growth in natural gas condensate production has not kept pace with the rising production of bitumen and new forms of diluent have been required. SSB and other synthetic crude oils have emerged as one of those new sources of diluent. This additional supply of synthetic crude oil has also resulted in increasing proportions of synthetic crude oil being shipped and consumed beyond Edmonton. A portion of the synthetic crude oil also is being sold in the northern Alberta area as a supply for the growing diluent market. The trend of increased use of synthetic crude oil as a diluent, however, is expected to be moderated as pipeline reversals and construction either currently underway or planned are expected to allow the import of condensate diluents from the United States.

The vast array of pipeline and storage systems for the transportation of crude oils across Canada and the United States has been adequate to move Alberta based products to their intended markets. It is anticipated that these networks will both be expanded and extended at pace with the take-away capacity requirements of the growing Alberta based crude oil production in the future. The Spearhead pipeline and the ExxonMobil pipeline reversal projects in the first half of 2006 extended the market reach for Canadian oil production to new customers who previously were unable to access Canadian crude oil. However, in the near term, and prior to pipeline expansions that are scheduled to be completed, the balance between crude supply and capacity out of Western Canada is very tight. Small increases to supply or decreases to pipeline capacity could lead to temporary situations of insufficient capacity that may impact SSB sales prices and production or both.

Canadian Oil Sands takes title to SSB at Syncrude's plant gate and then the SSB is transported by a pipeline dedicated for use by the Syncrude Participants from Fort McMurray to Edmonton at which point, our SSB volumes are sold or arrangements are made for further transportation. From mid-2001 to mid-2006, EnCana marketed our share of SSB production pursuant to a marketing agreement. Under the terms of the agreement, EnCana was entitled to a marketing fee for each barrel of crude or other liquid

crude products sold subject to a minimum fee of $33,333 per month and a reasonable fee in respect of other oil sands products sold. EnCana also was entitled to be reimbursed for its reasonable out-of-pocket costs and expenses. The marketing agreement ended August 31, 2006 after which we began marketing our own production. In 2005 and the first half of 2006, we hired additional staff to accommodate this marketing function. We believe that internalizing marketing provides greater insight into our customer needs and assists in the long-term development of product quality and distribution strategies. Profile building in the industry was a key undertaking for the new marketing team in 2006. Members of the marketing group assumed positions on the crude oil, pipeline expansion and markets and transportation committees of the Canadian Association of Petroleum Producers, focusing on ensuring that policy decisions reflect the unique needs of light oil producers. Our marketing group is developing transportation alternatives which should reduce the risk of pipeline constraints in the coming years.

Customer education is an important objective for the marketing group as we expect to transition all of our production to a higher quality light crude. This enhanced SSP product promises greater market potential with markedly higher distillate cetane and smoke point characteristics, and lower distillate sulphur and nitrogen content compared to SSB. These qualities should assist North American refiners to meet more stringent environmental requirements and assist in feedstock selection. Our customers should then be able to rely on the consistency of this quality. Syncrude's strict quality control standards ensure that its crude falls within a narrow, predictable set of parameters. We believe that this dependability has value for refiners, as it allows them to run their operations more smoothly and efficiently.

Synthetic crude oil sales contracts are commonly negotiated directly with refiners throughout North America. Typical contract terms are based on 30, 60 or 90 day arrangements which continue unless terminated but are occasionally made for one year terms. Synthetic crude oils are priced each month on the basis of Canadian and U.S. market prices, which reflect the market balance between supply and demand for crude oil, transportation costs and refined product values.

As additional volumes of synthetic crude oil came into the market in late 2003 and 2004, our sales were made to a broader group of refineries than was historically the case. In 2004, more of our production was consumed downstream from Edmonton than in the past. The trend continued in 2005 and 2006. In response to growing volumes of synthetic crude oil and Syncrude's own expanding volumes following completion of the Stage 3 expansion, we expanded our markets with the goal of achieving the price we expect for our quality product. When the final changes to a hydrogen plant are completed in the fall of 2007, the new aromatics saturation unit will be used to upgrade our entire production into the higher quality product called SSP. As noted above, this higher quality blend is expected to be more attractive to refineries, which should enhance the price per barrel that we would be able to realize relative to SSB in the same market environment.

Syncrude also produces sulphur as part of its upgrading process. Currently, the majority of sulphur produced by Syncrude is stockpiled at Syncrude's Mildred Lake plant site as present market conditions continue to limit the sale of this by-product at positive margins. Over the past few years, Syncrude has been exploring the ability to store sulphur blocks underground. Initial information indicates that this may be a viable and environmentally friendly solution. Syncrude continues to research alternatives for addressing this issue, which affects other sulphur producers in the petroleum industry. In 2005, Canadian Oil Sands entered an agreement with a major sulphur marketer to sell our share of Syncrude's sulphur production at a plant gate market price. The agreement covers an initial five year term, is renewable at Canadian Oil Sands' option, and provides that volumes will not be sold unless the price exceeds an established plant gate minimum. Delays in construction of the facilities due to issues relating to the terminal resulted in the contract being amended. Sales under this contract now are expected to begin in 2008 following the buyers' construction of

infrastructure to handle Canadian Oil Sands' sulphur volumes. Coke produced by Syncrude has never been commercially marketed and is stored on Syncrude's site.

Competition

The Canadian and international petroleum industry is highly competitive in all aspects, including the distribution and marketing of petroleum products. Syncrude competes with other producers of synthetic and conventional crude oil. Most of the conventional producers have considerably lower operating costs but higher finding costs. The petroleum industry also competes with other industries in supplying energy, fuel and related products to consumers. In particular, the increased activity in construction of new oil sands projects and in the production and mining of oil sands generally has created shortages in the supply of skilled labour and certain components such as large truck tires used in mining operations. With the completion of Stage 3, we do not expect to face these issues to the same degree as oil sands projects that are entering the construction phase. However, our operations in 2004, 2005 and 2006 were impacted by the labour shortage both on the cost and scheduling aspects relating to Stage 3 and on turnaround activity. Additionally, the rate of labour turnover at Syncrude increased again in 2006 compared to 2005. SCL's permanent employee turnover increased from an average of about five per cent pre 2005 to about 11 per cent in 2006, driven largely by the retirement demographics of an aging workforce at SCL's and the migration of other employees to competing projects.

Seasonal Factors

As the Syncrude Project is located in Northern Alberta, maintenance work during winter months is often more difficult as the extreme cold temperatures make steel brittle and limit the time that individuals can work in areas exposed to the elements. Accordingly, this may impact operating costs. Quarterly variances in revenues, net income, and cash from operating activities are caused mainly by fluctuations in crude oil prices, production and sales volumes, production costs, and natural gas prices. Net income is also impacted by non-cash foreign exchange gains and losses caused by fluctuations in foreign exchange rates on our U.S. dollar denominated debt and by future income tax changes. A large proportion of operating costs are fixed, and as such, per barrel operating costs are highly variable with production. While the supply/demand balance for synthetic crude oil affects selling prices, the impact of this equation is difficult to predict and quantify and has not displayed significant seasonality. Maintenance and turnaround activities are typically scheduled to occur in the spring months of the first or second quarter. However, the exact timing of unit shutdowns cannot always be accurately scheduled, and unplanned outages do occur. Therefore, production levels also do not display reliable seasonality patterns or trends. Maintenance and turnaround costs are expensed in the period incurred and can lead to significant increases in operating costs and reductions in production in those periods, as demonstrated by the high per barrel operating costs, particularly in the first quarters of 2006 and 2005. Natural gas prices are typically higher in winter months as heating demand rises, but this seasonality is significantly influenced by weather conditions.

Cost escalation, particularly as a result of inflationary pressures in the Fort McMurray area, has been a significant trend over the last few years. The Trust's depletion and depreciation rate, asset retirement obligation, operating and capital costs have all been impacted by higher cost of materials and services and the associated costs of labour shortages. We anticipate that these inflationary pressures will continue in light of the significant level of oil sands activity that is expected, particularly over the next three years as the other major oil sands projects are completed.

Environmental Protection

The oil and gas industry in Alberta is subject to extensive controls and regulations. The regulatory scheme, as it relates to oil sands, is somewhat different from that relating to conventional oil and gas production. Outlined below are some of the more significant aspects of the legislation and regulations governing the mining, extraction, upgrading and marketing of oil sands.

Environmental Regulation and Compliance

Oil sands operations, including Syncrude, are subject to environmental regulation pursuant to provincial and federal legislation. Environmental legislation requires various approvals and provides for restrictions and prohibitions on releases or emissions of various substances produced or utilized in association with certain oil and gas industry operations. In addition, legislation requires that facilities and operating sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of such legislation may result in the imposition of fines and penalties. In Alberta, environmental compliance is primarily governed by the AEPEA. The AEPEA imposes certain environmental responsibilities on oil and natural gas operators in Alberta and, in certain instances, also imposes significant penalties for violations. SCL has received and presently maintains the requisite environmental approvals necessary to operate the Syncrude Plant.

The December 1999 AEUB approval of Syncrude's upgrading expansion application allows production of 173 million barrels of SSB (or SSP) per year using technology identified in the application. This permit expires on December 31, 2035.

Syncrude also maintains approvals from AENV regulating the discharge of substances into the air and water. These approvals were issued with 10 year terms, which is the maximum term permitted by this legislation. The renewal or modification of approvals generally involves the AENV soliciting the views of stakeholders (the local community, Aboriginal population and other interested persons). Renewal or modification of approvals is often conditional, permitting AENV to review the effect of discharges or the implementation and effectiveness of new technologies. AENV approval for the Aurora North operations was received in 1998. SCL received an environmental approval for its Mildred Lake oil sands processing facilities, Base Mine and North Mine operations until June 23, 2007. A new AEPEA approval is expected to be issued prior to mid-June 2007.

Syncrude Participants, including Canadian Oil Sands, are liable for their share of ongoing environmental obligations for the ultimate reclamation of the Syncrude Joint Venture. The asset retirement obligation, or ARO, represents the present value estimate of Canadian Oil Sands' share of these costs for the mine and extraction facilities.

Canadian Oil Sands records the discounted estimated fair value of the future reclamation liability on our Consolidated Balance Sheet as an increase to capital assets and as an asset retirement obligation. The depreciation expense on the asset and the accretion expense on the obligation are recorded in depreciation, depletion and accretion expense. At December 31, 2006, the asset retirement obligation recorded on the Consolidated Balance Sheet was about $173 million. Canadian Oil Sands' share of Syncrude cash reclamation expenditures was about $2 million in each of 2006 and 2005, which reduced the liability shown on our balance sheet. A full discussion of our accounting for the reclamation liability can be found in the notes to our consolidated financial statements in our 2006 annual report.

Annually, the Syncrude Joint Venture is required to post with the AENV irrevocable letters of credit equal in amount to $0.03 per barrel of SSB produced from the Base Mine plus estimated

reclamation costs relating to the Aurora Mine since inception of the Syncrude Project to secure the ultimate reclamation obligations of the Syncrude Project. In 2006, Canadian Oil Sands posted letters of credit with the Province of Alberta in the amount of $49 million compared to $42 million in 2005, to secure its pro rata share of the ultimate reclamation obligations of the Syncrude Participants.

In 2005, actual site reclamation expenditures for SCL totaled $6.1 million and approximately 305 hectares of land were reclaimed. In 2006, site reclamation expenditures for SCL totaled $6.3 million and approximately 312 hectares of land were reclaimed. Syncrude's long-term plan is to return the land to a stable, biologically self-sustaining condition with a vision of creating an area of forest, parklands and lakes. As at December 31, 2006, since 1978 Syncrude had reclaimed more than 4,600 hectares of the land affected by its operation and planted approximately 4.5 million seedlings in the Athabasca area. A significant portion of the land that had been tracked and mined by Syncrude and which has been reclaimed, is used as a grazing ground for more than 300 wood bison.

In addition to posting a letter of credit for its share of reclamation with the AENV, Canadian Oil Sands currently pays $0.1322 for each barrel of SSB produced and attributable to our 36.74 per cent working interest to a mining reclamation trust to fund our share of reclamation obligations for the Syncrude Project. Since 2002, we have the right to adjust the amount deposited in the mining reclamation trust from time to time as estimates of final reclamation costs change. Canadian Oil Sands and each of the other Syncrude Participants are liable for their share of ongoing environmental obligations for the ultimate reclamation of the Syncrude Joint Venture on abandonment. We have accumulated (including interest earned on contributions), $30 million towards future reclamation in the reclamation trust. In 2005, this amount was $25 million.

The construction and operation of a large oil sands project such as Syncrude presents many environmental challenges. Responsible environmental management is a priority of the Syncrude Participants. The technical and managerial challenges to date have been addressed by SCL through many years of investment in research and the development of advanced management systems. SCL continues to seek ways to improve and reduce the cost of reclamation. SCL has never been assessed a significant fine or received any government control order regarding an environmental concern at SCL believes that it is in compliance with all material environmental requirements.

The Syncrude Participants support the voluntary reduction of greenhouse gas emissions, such as carbon dioxide, from Syncrude's operations. SCL is focused on reducing both energy consumption and greenhouse gas emissions per barrel of SSB produced rather than purchasing offsets or credits. SCL participates in the Cumulative Environmental Management Association and other organizations concerned with environmental, Aboriginal and community development matters.

Canada and more than 160 other nations are signatories to the 1992 United Nations Framework Convention on Climate Change, which is intended to limit emissions of carbon dioxide and other "greenhouse gases" that may be contributing to an increase in mean global temperature. In December 1997, 39 industrialized nations that signed the Convention, including Canada, establishing the Kyoto Protocol which contained a binding set of emission targets for developed nations that is intended to result in the reduction of greenhouse gases. The average reduction in greenhouse gas emissions required from all 39 signatories is 5.2 per cent from 1990 emission levels, to be achieved between 2008 and 2012, although specific emission targets vary from country to country. Canada, for example, would be required to reduce emissions by six per cent from 1990 levels.

On July 23, 2001, at the Sixth Conference of Parties on Climate Change in Bonn, Germany, a broad political agreement was reached on the operational rulebook for the 1997 Kyoto Protocol.

Following this political agreement, the Federal Government of Canada undertook some consultations with provincial and territorial governments. In late 2002, the Federal Government ratified the Kyoto Protocol. In response to comments from provincial governments and various stakeholders, the former Federal Government had provided some parameters for implementing the Kyoto Protocol. The targets for emission intensity reductions were capped at 15 per cent of emissions based on current business plans (which in our case includes the Stage 3 expansion) and the cost of the carbon credits had been limited to $15 per tonne. With the Russian Government's ratification of the Kyoto Protocol in 2004, such Protocol is now in effect. However, numerous uncertainties regarding details of the Kyoto Protocol's implementation remain outstanding, thereby making it difficult to ascertain the cost estimate, including third party costs related to the Kyoto Protocol from Syncrude's suppliers of goods and services. Additionally, in 2005, various foreign governments questioned the ability of countries to achieve the targets set under the Kyoto Protocol. We continue to work through industry associations such as the Canadian Association of Petroleum Producers and directly with the Alberta provincial and Federal Governments to develop a cost effective plan to reduce greenhouse gas emissions.

On March 7, 2007, the Alberta Government announced as part of its Throne Speech, that it would be introducing legislation to regulate industry's greenhouse gas emissions. The regulations were tabled with a proposed effective date of July 1, 2007. Our understanding of these proposed regulations are that they are intensity based and target large emitters, of which Syncrude is one, to reduce their greenhouse gas emission intensity by 12 per cent beginning July 1, 2007. Those entities which do not meet their greenhouse gas emission reduction targets will be required to pay $15/tonne for each tonne over their limit or to purchase offset credits from entities that have surplus emission reductions. For Syncrude, initial estimates are that the 12 per cent intensity reduction may cost Syncrude between $0.15 and $0.35 per barrel in operating costs. However, these estimates are very preliminary in nature and it is not fully understood how the overall impact of the regulations will have on Syncrude's suppliers and contractors. If such suppliers and contractors also face operating increases and pass such costs onto their customers, it is likely that there will be a further negative impact on costs to Syncrude.

The Federal Government also has recently indicated that it will be considering various limitations and sanctions with regard to the emission of greenhouse gas emissions, either as part of its legislative efforts regarding the Kyoto Protocol, or otherwise. Additionally, public announcements regarding the plan to reduce greenhouse gas emissions have raised the question as to what limitations and restrictions may be imposed by the Federal Government either under the *Clean Air Act* or other legislation. Sanctions relating to emissions and water quality have not been specified. The Federal Government has not published specific guidelines or further guidance on these limitations and sanctions. As such, we cannot assess the impact of potential new greenhouse gas emission reduction targets on our operations. While we believe that production will continue to be profitable under the current known factors, future changes in legislation may materially impact operating costs.

Regulation of Operations

In Alberta, the regulation of oil sands operations is undertaken by the AEUB, which derives its jurisdiction from the *Oil Sands Conservation Act*. In addition to requiring certain approvals prior to the operation of an oil sands project, the *Oil Sands Conservation Act* allows the AEUB to inspect and investigate oil sands operations and, where a practice employed or a facility used in respect of the oil sands operations does not meet operating criteria recovery targets, to make remedial orders. Certain changes to an oil sands operation also require the approval of the AEUB.

Land Tenure

Oil from oil sands is produced under oil sands leases granted by the Province of Alberta. Such leases have initial terms which vary in length but generally are for 15 years. Although the terms of future leases may vary, the current Syncrude leases have, for the most part, 15-year terms. If production attributable to a lease exceeds the minimum production thresholds set forth in the lease, it automatically renews at the end of each term. In addition, leases renew automatically if a development plan for a project involving the lease has been approved by the Minister of Energy and is being pursued by the lessor. In 1997, the Province of Alberta approved the continuation of the four Aurora leases (being leases 10, 12, 31 and 34) based on the Syncrude Project development plan, including the Aurora project, and so long as such plan and approval is in effect and being followed, the Aurora leases will continue to renew at the end of each term. In 1999, SCL received confirmation that Leases 29 and 30 also are included for tenure purposes within the Syncrude Project development plan. In 2002, Leases 17 and 22 were continued under section 13 of the Oil Sands Tenure Regulations AR 50/2000 for an indefinite term with a production status.

Royalties and Taxes

The Province of Alberta imposes royalties of varying rates on the production of crude oil from lands where it owns the mineral rights. The products recovered by Syncrude are subject to a royalty which is payable to the Alberta Government.

In January 2002, following the conclusion of a transition period, the Syncrude Participants commenced paying royalties under the *Oil Sands Royalty Regulations 1997.* This legislation stipulates that the Province of Alberta will receive the greater of one per cent of the gross revenues after transportation costs and 25 per cent of the net revenues. The net revenues for any year are generally equal to the excess of gross revenues over allowed transportation, operating and non-production costs, capital expenditures and deemed interest expense and any unutilized carry forward deductions from previous years. In May 2006, Syncrude began paying Crown royalties at the higher 25 per cent of net revenues royalty rate, resulting in significantly higher Crown royalties in 2006 compared to prior years. In 2005, due to the large capital expenditures for Stage 3, the minimum payment of one per cent of gross revenues was paid to the Alberta Government. The generic Oil Sand royalty regime supports the development of Alberta's oil sands and we acknowledge the role this regime has played in enabling us to proceed with the expansion of Syncrude's facilities.

Until 2010, the Syncrude Joint Venture has the option to switch from calculating the Crown royalty on upgraded SSB revenues, as it currently does, to a royalty based on bitumen production. The Province of Alberta has indicated that this option cannot be exercised until a Bitumen Valuation Methodology is established for the industry, which would define the process for determining a market price for Syncrude bitumen. In addition, an arrangement needs to be reached on recapture of upgrader growth capital previously claimed and a methodology for allocating common operating and capital costs. Until these and the associated economic issues are resolved, the Syncrude Participants cannot exercise the option and or properly assess its long-term impact on the Syncrude Project's royalty expense.

Taxation of Syncrude-related income follows normal resource industry practices but with a few important differences. As Syncrude is a mining operation, there are certain provisions that are unique, such as the accelerated rate of deduction (100 per cent) for class 41(a) assets which applies to new mines or a major expansion of an existing mine where there is a 25 per cent or greater increase in mine capacity. Effective March 6, 1996, mining and oil sands operations, which have made capital expenditures in excess

of five per cent of gross revenue in a fiscal year, also will be eligible for the accelerated rate of deduction (100 per cent) for such expenditures over the five per cent threshold included in class 41 (a.1).

Employees

Canadian Oil Sands Limited employs eighteen full-time employees, along with one consultant and one contractor. The Trust has no employees.

At the end of 2006, SCL employed approximately 4,500 people, all of whom were non-unionized. While it is believed that SCL will remain non-unionized, no assurance can be given that the workforce will not become unionized.

SCL also uses the services of various outside contractors to provide contract maintenance support for certain areas of the Syncrude Plant. Additional contractors also are required during shutdowns, maintenance work and major capital construction. Most of the workers employed by these contractors are unionized. Labour stability of the unionized contractor work force is maintained through a number of industry and site-wide agreements, which set labour rates and working conditions for unionized trade workers engaged in construction and maintenance activities at various projects in Alberta, including the Syncrude Plant. As part of the Stage 3 expansion, the use of contractors for construction continued in 2005, with an average of approximately 6,500 contractors on site in 2005.

RISK FACTORS

A substantial and extended decline in oil prices would have an adverse effect on Canadian Oil Sands

The financial condition, operating results and future growth of Canadian Oil Sands are substantially dependent on prevailing prices of oil. Prices for oil are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil, market uncertainty and a variety of additional factors beyond the control of Canadian Oil Sands. Prices may be influenced by global and regional supply and demand factors. These factors include: weather conditions in Canada and the United States; the condition of the Canadian, U.S. and global economies; the actions of the Organization of Petroleum Exporting Countries; governmental regulation; political stability in the Middle East and elsewhere; war, or the threat of war, in oil producing regions; the foreign supply of oil; the price of foreign imports; and the availability of alternate fuel sources. All of these factors are beyond our control and can result in a high degree of price volatility not only in crude oil and natural gas prices, but also fluctuating price differentials between heavy and light grades of crude oil, which can impact prices for SSB. Oil prices have fluctuated widely in recent years and we expect continued volatility and uncertainty in crude oil prices. A prolonged period of low crude oil prices could affect the value of our crude oil properties and the level of spending on growth projects and could result in curtailment of production. Accordingly, low crude oil prices in particular could have an adverse impact on our financial condition and liquidity and results of operations. In view of the higher fixed operating costs of SCL, the operating margin is very sensitive to oil prices. Any substantial and extended decline in the price of oil would have an adverse effect on the revenues, profitability and cash from operating activities of Canadian Oil Sands and may likely affect the ability of Canadian Oil Sands to pay distributions, and to repay its debt obligations.

While the Syncrude Project has not been shut down by the Syncrude Participants since production commenced in 1978, a prolonged period of abnormally low oil prices could result in the Syncrude Participants deciding to suspend production. Any such suspension of production could expose Canadian Oil Sands to significant additional expense and would negatively impact our ability to pay distributions and to repay our debt obligations.

Distributions ultimately made by Canadian Oil Sands to its Unitholders are expected to be adversely impacted by the proposed changes to the taxation of income trusts by the Federal Government

On October 31, 2006, the Minister of Finance announced the Federal Government's intention to impose a new tax on certain distributions from existing income and royalty trusts effective in 2011. On December 21, 2006 draft legislation was released for comment. Assuming the proposed changes are enacted, it is expected that the new tax will apply to Canadian Oil Sands' distributions and will ultimately have a material adverse impact on the cash available for distributions to Unitholders after the transition period in 2011. Under the proposed rules, distributions of non-portfolio earnings, as defined in the draft legislation, of the Trust would not be deductible to the Trust and would be taxable at the rate of 31.5 per cent, thus reducing the distributions paid. Currently, almost all of Canadian Oil Sands' Unitholder distributions are comprised of non-portfolio earnings. Distributions of non-portfolio earnings would be considered dividends under the new rule and eligible for the dividend tax credit, similar to the tax treatment on corporate dividends. As such, the after-tax impact would be relatively neutral to Canadian investors who hold our Units in taxable accounts. Investors who hold our Units in tax deferred accounts and non-resident Unitholders would see their after-tax realizations decline significantly. The impact of the Federal Government's announcement resulted in a substantial decline in the market value of trust units generally. In the absence of final legislation implementing the 2006 proposed changes, the implications are difficult to fully evaluate and no assurance can be provided as to the extent and timing of their application to Canadian Oil Sands and our Unitholders.

Canadian Oil Sands may be impacted by the complexity of integrating a major project into existing operations

There are certain risks associated with the execution of Syncrude's major projects, including without limitation, Stage 3 as well as Stage 3 debottleneck and Stage 4. These risks include: our ability to obtain the necessary environmental and other regulatory approvals; risks relating to schedule, resources and costs, including the availability and cost of materials, equipment and qualified personnel, especially skilled construction and engineering labour; the impact of general economic, business and market conditions; the impact of weather conditions; our ability to finance growth if commodity prices were to stay at low levels for an extended period; the impact of new entrants to the oil sands business which could take the form of competition for skilled people, increased demands on the Fort McMurray, Alberta infrastructure (for example, housing, roads and schools) and price competition for products sold into the marketplace; and the effect of changing government regulation and public expectations in relation to the impact of oil sands development on the environment. The commissioning and integration of new facilities and the execution of major projects within an operating plant present issues that require risk management. There are also risks associated with project cost estimates and scheduling provided by us. Some cost estimates are provided at the conceptual stage of projects and prior to completion of the final design scope and detailed engineering needed to reduce the margin of error. Accordingly, actual costs can vary from estimates and these differences can be material.

The petroleum industry and energy sector are highly competitive

The Canadian and international petroleum industry is highly competitive in all aspects, including the distribution and marketing of petroleum products. The Syncrude Project competes with other producers of crude oil, some of whom have considerably lower operating costs. Also, an increasing supply of synthetic crude oil came on stream in recent years and is expected to increase further in 2007 and beyond. If and when these other projects are completed, there will be a significant increase to the supply of synthetic crude oil in the market. There is no guarantee there will be sufficient demand to

absorb the increased supply without eroding the selling price, which could result in a deterioration of the price differential that Canadian Oil Sands may realize compared to benchmark prices such as WTI. Also, prices may decline to such an extent that our share of Syncrude's production is no longer economically viable. In response to growing volumes of synthetic crude oil and Syncrude's own expanding volumes following the Stage 3 completion, we likely will have to expand our markets to achieve the premium price we expect for our quality product. With the increased supply of synthetic crude oil, we may obtain lower net realized revenues and may need to sell our product to refineries further from the source of production. This will increase transportation costs to the consumers of the product and accordingly, the net realized selling price for our product may be negatively impacted. The petroleum industry also competes with other industries in supplying energy, fuel and related products to consumers.

In addition, the competition for skilled labour in the Fort McMurray area has put pressure on recruiting, training and retaining the necessary manpower to operate Syncrude's facilities effectively and efficiently. To help provide an adequate supply of trained labour in its operations in the future, SCL supports local Aboriginal communities, colleges, universities, trade schools and various levels of government to help people develop the skills and knowledge they need to enter the workforce. SCL is one of the largest employers of Aboriginal people in Canada. In addition, SCL recruits extensively across Canada and, to a lesser extent, around the world to bring new workers to the region. The execution by SCL of the management services agreement and secondment agreements with Imperial Oil should also enable SCL to access people and expertise from Imperial Oil and its affiliates, including ExxonMobil. However, there is no assurance that the net impact of any of these actions will offset the potential loss of personnel due to an aging workforce population and the competition for skilled workers increases.

The increase in world mining and manufacturing activity of the past two years has caused longer procurement lead times for many materials used in the Syncrude operation. This has required Syncrude to place even more emphasis on maintenance planning and scheduling activities, with special attention to ensure adequate spare parts inventories are on hand at all times. Still, certain suppliers have been challenged to keep ahead of the surge in demand for maintenance and operating materials. Large haul truck tires are a good example. If Syncrude cannot obtain the required tires and other materials in its operations, production will be impacted and correspondingly, the sales volumes and cash from operating activities for Canadian Oil Sands would be negatively impacted.

Pipeline transportation and delivery infrastructure issues may cause an adverse impact on Canadian Oil Sands' results

All of our Syncrude production is transported to Edmonton, Alberta through the Alberta Oil Sands Pipeline Limited ("AOSPL") system. Disruptions in service on this system could adversely affect our crude oil sales and cash from operating activities. The AOSPL system feeds into various other crude oil pipelines that are used to deliver our SSB product to refinery customers throughout Canada and the United States. Interruptions in the availability of these pipeline systems may limit the ability to deliver production volumes and could adversely impact sales volumes or the prices received for our product. These interruptions may be caused by the inability of the pipeline to operate, or they can be related to capacity constraints as the supply of feedstock into the system exceeds the infrastructure capacity. While we believe long-term take-away capacity will exceed production growth for synthetic supply out of the Athabasca region, there can be no certainty that investments will be made to provide this capacity. There is also no certainty that short-term operational constraints on the pipeline system, arising from pipeline interruption and/or increased supply of crude oil will not occur as current capacity is believed to be adequate but tight. In addition, planned or unplanned shutdowns of our refinery customers may limit our ability to deliver our SSB crude oil with negative implications on sales and cash from operating activities.

We limit exposure to these risks by allocating deliveries to multiple customers via multiple pipelines. We also maintain knowledge of the infrastructure operational issues and influence expansion proposals through industry organizations in order to assess and respond to delivery risks.

Marketing and transportation of synthetic crude oil

A significant volume of production from the Syncrude Project is sold to customers beyond Edmonton, Alberta in Eastern Canada and the United States. As such, pipeline access and capacity, transportation tariffs and price differentials with competing products are all factors which can affect sales volumes for SSB as well as the realized selling price or netbacks received by Canadian Oil Sands for our share of production. As crude oil is consumed at delivery points further from Edmonton to accommodate the larger amount of synthetic and heavy crude oil being produced, the realized selling price net of transportation costs is typically negatively impacted. While Syncrude's move to produce SSP should help offset this, there can be no assurance that this will be the case or that the selling price realized by Canadian Oil Sands will not be negatively impacted in a significant manner.

Over the next five years, planned oil sands and heavy oil projects, including the Stage 3 expansion, could result in approximately 500,000 barrels per day of additional synthetic crude oil entering the market, some of which may be used for diluent. There can be no assurance that existing transportation systems will be sufficient to handle this additional production or that new transportation systems will be built in time or at all.

Canadian Oil Sands is subject to environmental legislation in all jurisdictions in which it operates and any changes in such legislation could negatively affect its results of operations

Each of the Syncrude Participants is liable for its share of ongoing environmental obligations and for the ultimate reclamation of the Syncrude Project site upon abandonment. Ongoing environmental obligations have been, and are expected to continue to be, funded out of the revenues from our sales of SSB.

The Syncrude Project is a significant producer of sulphur dioxide and carbon dioxide emissions. While Syncrude is focused on reducing these emissions, no assurance can be given that existing or future environmental regulations will not adversely impact the ability of the Syncrude Project to operate at present levels or increased production, or that such regulations will not result in higher unit costs of production.

SCL announced in 2003 that it intends to both design and install a sulphur dioxide scrubbing system, referred to as the SERP, which is designed to reduce the amount of sulphur dioxide produced on both a per barrel basis and absolute basis. These reductions would be in addition to any reductions in sulphur dioxide emissions which are expected as a result of the introduction of sulphur scrubbing technology as part of the Stage 3 expansion. At the present time, there is no requirement under the AEPEA or the terms of SCL's current environmental approvals to install any additional or replacement sulphur dioxide scrubbing. However, there can be no assurance that requirements for installation of a system different from the one currently planted by Syncrude will not come into existence in the future or that any system which may be selected in anticipation of, or in response to, any such requirements will effectively lower sulphur dioxide emissions to desired or required levels. The current estimate of the total cost of the SERP is approximately $772 million, with Canadian Oil Sands' share being approximately $284 million. Until completion of the SERP, there can be no assurance that the total costs will not exceed current estimates.

In early 2007, the Federal Government of Canada has indicated that it will be considering various limitations and sanctions with regard to the emission of greenhouse gases, either as part of its legislative efforts regarding Kyoto Protocol, or otherwise. At the current time, Canadian Oil Sands cannot estimate the

impact, if any, that such measures if implemented may have since there is no draft legislation or details on any such initiative by the Federal Government. There are also various consultation processes underway by the Province of Alberta with regard to water usage in the oil and gas industry and the oil sands sector in particular. Again, as no conclusions or recommendations have been issued by such regulatory review body, we cannot assess the impact of any such proposals on our operations. Syncrude has historically worked with the Federal and Provincial Governments to monitor its emissions of greenhouse gases and is constantly working toward reducing the per barrel emissions through greater energy efficiency. Syncrude also has operated below the license limits with respect to its use of water from the Athabasca River. However, as the Syncrude operations involve use of water and the emission of greenhouse gases, proposed legislation which significantly restricts or penalizes current production levels would have a material negative impact on our operations.

Syncrude also produces a significant volume of fine tailings, which are presently held in a settling basin. Upon cessation of production, the settling basin will be required to be reclaimed.

The benefits and expected results from the management services agreement may not materialize

The management services agreement may be cancelled by either SCL or Imperial Oil on 24 months notice. In addition, Imperial Oil has the right to terminate the agreement if Imperial Oil is not reasonably satisfied that the recommendations from OAT are approved by the Syncrude Participants. Accordingly, the management services agreement may never be implemented.

As with any service arrangement, especially one involving complex operations such as exists at Syncrude, the expected benefits and improvements in reliability, safety and energy efficiency may not be realized. This could have a negative impact not only on the operating costs as service fees continue to be payable but also on overall performance of the Syncrude operations and results.

Canadian Oil Sands has financial exposure to foreign currency exchange rates

Crude oil prices are generally based on a U.S. dollar market price, while operating and capital costs are primarily in Canadian dollars. In addition, Canadian Oil Sands makes interest payments in U.S. dollars on its U.S. dollar denominated debt and funds its share of Syncrude's U.S. dollar vendor payments. Fluctuations in exchange rates between the U.S. and Canadian dollar give rise to foreign currency exchange exposure. Consequently, exchange rate movements can have a significant impact on results. To manage its exposure to currency fluctuations, Canadian Oil Sands has, in the past, entered into currency exchange contracts to fix exchange rates on future U.S. dollar revenue receipts, Canadian dollar denominated crude oil forward contracts and issued debt securities in U.S. dollars. The use of financial instruments involves a degree of credit risk. As well, some of Canadian Oil Sands' revenues are received in U.S. dollars.

To the extent that Canadian Oil Sands issues debt securities denominated in foreign currencies, such an investment may entail significant risks that are not associated with a similar investment in a security denominated in Canadian dollars. Such risks include, without limitation, the possibility of significant changes in rates of exchange between the Canadian dollar and the various foreign currencies and the possibility of the imposition of currency controls by either the Canadian or foreign governments. These risks will vary depending upon the currency or currencies involved. At this time, Canadian Oil Sands only has Canadian and U.S. dollar denominated debt.

Canadian Oil Sands will not be economically viable if reserves from the Syncrude Project cannot be economically produced and marketed

Market fluctuations of crude oil prices may render uneconomic the mining, extraction and upgrading of oil sands reserves containing relatively lower grades of bitumen. Moreover, short-term factors relating to the oil sands reserves, such as the need for orderly development of ore bodies or the processing of new or different grades of ore, may impair the profitability of a mine and upgrading facility in any particular accounting period.

Canadian Oil Sands will not be economically viable if reserves from the Syncrude Project cannot be economically produced and marketed.

There are a number of risks particular to the Syncrude operations that could have a material adverse impact on Canadian Oil Sands

Currently, our interest in the Syncrude Project is our only material asset. The Syncrude Project is a single inter-related and inter-dependent facility. The shutdown of one part of the Syncrude Project could significantly impact the production of synthetic crude oil. Since essentially the sole source of income to Canadian Oil Sands is the sale of synthetic crude oil, a shutdown may reduce, or even eliminate our cash from operating activities. Also, complications could arise when new systems are integrated with existing systems and facilities. The risk of such complications is somewhat mitigated by Syncrude's procedures of performing a sequenced start-up of new units. However, there can be no assurance that the Syncrude Project will produce synthetic crude oil in the quantities or at the cost anticipated, or that it will not cease producing entirely in certain circumstances. Operating costs to produce synthetic crude oil are substantially higher than operating costs to produce conventional crude oil. An increase in operating costs could have a materially adverse effect on Canadian Oil Sands, our net income and cash from operating activities.

The Syncrude Project is located in a remote area, and is serviced by one all-weather road. In the event that the road is closed due to climatic conditions or other factors, SCL may encounter difficulties in obtaining materials required for it to continue production.

As the Syncrude Project is our only material asset, if a terrorist attack were to either hit Syncrude's operations or the pipelines which transport our product, this could result in a substantial or total reduction in sales of our product for a prolonged time frame which would have a material impact on our ability to generate cash from operating activities and therefore negatively impact our liability to meet our operating and debt requirement in the interim until operations could be resumed.

The production of synthetic crude oil requires high levels of investment and has particular economic risks, such as settling basin dyke failures, fires, explosions, gaseous leaks, spills and migration of harmful substances, any of which can cause personal injury, damage to property, equipment and the environment, and result in the interruption of operations. Some of these risks cannot be insured.

Syncrude produces and stores significant amounts of sulphur in sulphur blocks at its plant site as there is presently a limited market for the sulphur. There can be no assurance that future environmental regulations pertaining to the use, storage, handling and/or sale of sulphur will not adversely impact the unit costs of production of synthetic crude oil.

Canadian Oil Sands may not have capital sufficient to fund all required capital expenditures; Capital projects may experience significant cost overruns

Canadian Oil Sands and the other Syncrude Participants plan to continue to make substantial capital expenditures for the mining of oil sands and production of synthetic crude oil. There is no assurance that capital cost overruns will not occur or that investments will deliver the production increases expected by design or that start up will occur as expected. Canadian Oil Sands has credit facilities available to assist it in funding capital expenditures in excess of cash from operating activities. However, it is expected that access to public debt and equity markets may be required from time to time. There can be no assurance that such public debt and equity markets would be available to Canadian Oil Sands.

Canadian Oil Sands could experience an inability to meet debt service amounts

The ability of Canadian Oil Sands to meet our debt service obligations will depend on the future operating performance and financial results of Syncrude, which will be primarily subject to factors beyond our control, including, among others, requirements to fund our pro rata share of operating costs and capital expenditures which may exceed revenue received from the sale of our pro rata share of SSB. If we are unable to obtain sufficient cash to service our debt, we may be required to refinance all or a portion of our debt, obtain additional financing or sell certain of our assets. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained on acceptable terms, nor can there be any assurance as to the timing of any such asset sales or the proceeds which could be realized therefrom.

Continued high natural gas prices or increases in natural gas prices or shortages in the supply of natural gas could have an adverse effect on Canadian Oil Sands

The financial condition, operating results and future growth of Canadian Oil Sands is substantially affected by the price of natural gas. Natural gas is used in material quantities as a feed stock at the Syncrude Project for the production of hydrogen and as a fuel for the generation of heat, steam and power. The price of natural gas is subject to large variations based on supply and demand for natural gas in North America. SCL and Canadian Oil Sands have no control over such prices. A prolonged period of high natural gas prices or a material increase in natural gas prices could have an adverse effect on the profitability and cash from operating activities of Canadian Oil Sands. Additionally, in Alberta, there could be a restriction on the amount of natural gas available in the future, which would impact production and the operating costs for Canadian Oil Sands.

Purchased natural gas is a significant component of the bitumen production and upgrading processes. Increases in natural gas prices therefore introduce the risk of significantly higher operating costs. Similar to crude oil prices, natural gas prices have also experienced significant movements, decreasing from a high of approximately $12 per GJ during 2005 to a low of $4 per GJ during 2006. To the extent crude oil prices and natural gas prices move together on a stable energy equivalent basis, natural gas price risk is mitigated as the Trust is significantly more levered to oil price increases. The main risk involves a de-linking of crude oil and natural gas price movements, such that gas prices are significantly higher than oil prices on an energy equivalent basis. De-linking of crude oil and natural gas prices does occur, but historically these situations tend to be relatively short-term. The Trust has previously used natural gas hedge positions to mitigate this risk and will continue to assess the strategy as a means to manage short-term operating costs. No natural gas hedges were utilized in 2006 or 2005 and as at March 15, 2007, we have no natural gas hedges in place. On an energy equivalent basis, we are only about one-eighth as sensitive to natural gas prices as we are to crude oil prices.

Canadian Arctic's natural gas licenses are estimated to have approximately 927 billion cubic feet equivalent of natural gas resource. However, the natural gas resource is not currently in production and there are no development plans at this time and there can be no guarantee that any such plans will ever exist. Additionally, the remote location of such natural gas resource in the Arctic Islands pose difficulties regarding the transportation of such natural gas to market.

The implementation of the Kyoto Protocol or similar legislation could increase Syncrude's operating costs

The Kyoto Protocol came into effect on February 16, 2005. As yet, however, no specific details regarding its implementation in Canada have been made by the Federal Government. The Canadian Federal Government previously provided some parameters for implementing the Kyoto Protocol. Total annual emissions for large industrial emitters has been capped by the former Federal Government at 55 megatonnes, emissions have been targeted to be reduced by 15 per cent from 2003 business-as-usual levels, and the cost of a carbon credits has been limited to $15 per tonne. Numerous uncertainties regarding details of the Kyoto Protocol's implementation remain that make it difficult to ascertain the cost estimate, including when third party costs related to the Kyoto Protocol factor their way into Syncrude's supply chain of goods and services. There is no assurance that the cost impact to Canadian Oil Sands of the Kyoto Protocol or subsequent legislation related to the Kyoto Protocol will not be significant, which could result in a material adverse effect on our financial condition or our results of operations.

The Syncrude Project's operations are subject to extensive government regulation; The costs of compliance with additional government regulation and the cancellation of government licenses could have an adverse effect on Canadian Oil Sands

The Syncrude Project's mining, extraction, upgrading and utilities activities are subject to extensive Canadian federal, provincial and local laws and regulations governing exploration, development, transportation, production, exports, labour standards, occupational health, waste disposal, protection and redemption of the environment, safety, hazardous materials, toxic substances and other matters. We believe that SCL is in substantial compliance with all applicable laws and regulations. Amendments to current laws and regulations governing operations and activities of mining and refining companies and the more stringent implementation thereof are actively considered from time to time and the implementation thereof could have a material adverse impact on the Syncrude Project. There can be no assurance that the various government licenses granted to the Syncrude Project will not be cancelled or will be renewed upon expiry or that income tax laws and government incentive programs relating to the Syncrude Project, and the mining and oil and gas industries generally, will not be changed in a manner which may adversely affect Canadian Oil Sands. The Syncrude Project facility approval granted by the AEUB expires on December 31, 2035 unless extended.

Changes in the fiscal regime between the Province of Alberta and the Syncrude Project could affect Canadian Oil Sands' profitability

Our results of operations are directly affected by the fiscal regime applicable to the Syncrude Project. In addition, the generic Crown royalty system entitles the Province of Alberta to a royalty payment equivalent to the greater of one per cent of gross revenue after transportation costs and 25 per cent of gross revenue after deducting applicable transportation, operating, non-production and capital expenditures. There can be no assurance that the Canadian Federal Government and the Province of Alberta will continue the regime currently in place in the future.

The Alberta Government has announced that it plans to review Alberta's Oil Sands Royalty regime to determine if the current regime applies the most appropriate royalty rate to oil sands production. Changes

to the Crown royalty regime by the Alberta Government could have a material and adverse impact on the Trust's net income and cash from operating activities and, ultimately, on our Unitholder distributions. The Syncrude operation shifted to the higher royalty rate of 25 per cent of net revenues from the minimum one per cent of gross revenues in the second quarter of 2006. While the Alberta Government recently announced its plans to review Alberta's Oil Sands Royalty regime, the potential impact on Canadian Oil Sands cannot be determined until the government provides information on its review findings.

Nature of Trust Units

Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in a corporation. Units represent a fractional interest in a trust. As holders of Units, Unitholders will not have all the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The market price of the Units will be sensitive to a variety of market conditions including, but not limited to, crude oil prices, interest rates and the ability of the Trust to develop and produce its reserves. Changes in market conditions, especially fluctuations in the level of crude oil prices, may adversely affect the trading price of the Units.

Certain aspects relating to oil reserves data and future net revenue estimates are uncertain

The reserves figures contained or incorporated by reference into this AIF are estimates and no assurance can be given that the indicated level of recovery of SSB will be realized. Reserves estimated for properties that have not yet commenced production may require revision based on actual production experience. Such figures have been determined based upon the term of the operating permit, plant processing capacity and estimates of yield and recovery factors as well as estimates of bitumen in place. All such estimates are to some degree uncertain, and classifications of reserves are only attempts to define the degree of uncertainty involved. For these reasons, estimates of the economically recoverable oil reserves, prepared by different engineers or by the same engineers at different times, may vary. Canadian Oil Sands' actual production, revenues and development and operating expenditures with respect to its reserves may vary from such estimates. As well, the estimates of future net revenues are dependent on estimates of future capital and operating costs. Variances to actual costs may be significant. As such, these estimates are subject to variations due to changes in the economic environment at the time and variances in future budgets and operating plans.

The reserves included in the reserves data are calculated in accordance with Canadian practices and may not be directly comparable to practices in other jurisdictions. In addition, the procedures used to estimate reserves from the Syncrude Project are not directly comparable to the procedures used to estimate conventional reserves.

Certain decisions regarding the operation of the Syncrude Project require agreement among the other Syncrude Participants

The Syncrude Project is a joint venture currently owned by seven Syncrude Participants, including the Corporation. Each Syncrude Participant's voting interest is equal to its pro rata interest in the Syncrude Project. Certain decisions regarding the operations of the Syncrude Project require majority agreement among the Syncrude Participants and some fundamental decisions require unanimity. Canadian Oil Sands, through the Corporation, has a representative who chairs Syncrude's Management Committee, which is a committee of the Syncrude Participants that determines the oversight of the Syncrude Joint Venture. Future plans of the Syncrude Project, including proceeding with Stage 3 Debottlenecking and Stage 4, will depend on such agreement and may depend on the financial strength and views of the other Syncrude Participants at the time such decisions are made.

Canadian Oil Sands cannot provide unequivocal assurance that it is not a passive foreign investment corporation for U.S. tax purposes

While Canadian Oil Sands has obtained independent advice that the better view is that it is not a passive foreign investment corporation for U.S. tax purposes, we cannot provide unequivocal assurance that U.S. tax regulators will not take a different view. The Corporation, as the Trust's operating subsidiary, has employees that are actively engaged in managing the Trust's investment in Syncrude and also market Canadian Oil Sands' share of SSB production. However, if U.S. authorities view this activity as "passive", then Unitholders residing in the United States may be subject to additional taxes and filings as a result of such determination.

Unitholders may have liability beyond their investment in limited circumstances

Canadian Oil Sands' Amended and Restated Trust Indenture (the "Trust Indenture") provides that no Unitholder will be subject to any liability in connection with the Trust or its obligations and affairs or for any act or omission of the Trustee, provided that in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, the Trust's assets. In addition, the Trust Indenture states that no Unitholder is liable to indemnify the Trustee or any other person for any liabilities incurred by the Trustee, including with respect to taxes payable by the Trust or the Trustee, and all such liabilities will be enforced only against, and will be satisfied only out of, the Trust's assets. The Trust Indenture also provides that all contracts entered into by or on behalf of the Trust should generally contain a provision or be subject to an acknowledgement to the effect that the obligations of the Trust thereunder will not be binding upon Unitholders personally and that such provisions and acknowledgement shall be held in trust and enforced by the Trustee for the benefit of the Unitholders.

Effective July 1, 2004, the Alberta Government implemented section 2(1) of the *Income Trust Liability Act*, which specifically provides that beneficiaries, as beneficiaries, are not liable for any act, default, obligation or liability of the trustee of any Alberta income trust. The Trust is an Alberta income trust. However, a Unitholder who has been actively involved in the direction or management of the Trust beyond voting Units at Unitholder meetings may incur liability beyond their investment.

In conducting its affairs, Canadian Oil Sands has assumed certain existing contractual obligations and may have to do so in the future. Although we will use reasonable efforts to have any contractual obligations modified so as not to have such obligations binding upon any of the Unitholders personally, we may not obtain such modification in all cases. To the extent that any claims under such contracts are not satisfied by Canadian Oil Sands, there is a risk that a Unitholder may be held personally liable for obligations of Canadian Oil Sands where the liability is not expressly disavowed as described above.

RESERVES DATA AND OTHER INFORMATION

In 2003, Canadian Securities Administrators implemented new standards of disclosure for reporting issuers engaged in upstream oil and gas activities. National Instrument ("NI") 51-101 establishes a regime of continuous disclosure for oil and gas companies and includes specific reporting requirements. Canadian Oil Sands applied for and received an order from the various securities commissions in Canada allowing Canadian Oil Sands to report, on a consolidated basis, the reserves of the Trust's subsidiaries with such reporting being made only at the Trust level and to footnote the per cent of interest that the Corporation holds of such aggregate amount. The Trust's year-end reserves report summarized in this AIF is compliant with NI 51-101 and such exemptive relief order.

In conjunction with NI 51-101, the Standing Committee on Reserves Evaluation of the Calgary Chapter of the Society of Petroleum Evaluation Engineers ("SPEE") and the Standing Committee on Reserves Definitions of the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") (Petroleum Society) developed the Canadian Oil and Gas Evaluation Handbook ("COGEH") to serve as the guidelines for conducting reserves evaluations and reporting the results thereof. Canadian securities regulators require reporting issuers to comply with the COGEH, as amended from time to time.

To assist you in understanding the terminology required by NI 51-101, we are providing the following definitions:

Proved Reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. NI 51-101 further identifies the certainty level for proved reserves as "at least a 90 per cent probability that the quantities actually recovered will equal or exceed the estimated proved reserves".

Proved plus Probable Reserves are those additional reserves that are less certain to be recovered than proved reserves. NI 51-101 defines the certainty level as "at least a 50 per cent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves." Therefore, under NI 51-101, the proved plus probable reserves represent a "best estimate" or "expected reserves".

Based on an independent engineering evaluation conducted by GLJ Petroleum Consultants ("GLJ") effective December 31, 2006 and prepared in accordance with NI 51-101, Canadian Oil Sands had proved plus probable reserves of 1.8 billion barrels. All reserve information in this section is based on Canadian Oil Sands' working interest of 35.49 per cent as at December 31, 2006 and does not include the acquisition of an additional 1.25 per cent interest on January 2, 2007. Proved developed producing reserves represent 56 per cent of proved plus probable reserves. Proved non-producing reserves have not been assigned. Canadian Oil Sands produces only one product type, namely synthetic crude oil.

Our crude oil reserves quantities and future net revenues were determined by GLJ under a constant price case as of December 31, 2006 and utilizing GLJ's price forecast as of December 31, 2006. The reserves estimates were constrained to areas where Syncrude currently has approvals to mine. The future net revenues shown below are prior to provision for currency hedging, interest, debt service charges, general and administrative costs, insurance, mine reclamation costs and income taxes. It should not be assumed that the discounted future net revenues estimated represents the fair market value of the reserves. The effective date of the reserves estimate and revenue projection in this AIF is December 31, 2006.

Estimates of reserves and projections of production were generally prepared using data to January 20, 2007. The GLJ report is dated February 12, 2007. Canadian Oil Sands, on behalf of the Trust and its subsidiaries, have provided GLJ with a representation letter confirming that complete and correct information has been provided to GLJ.

The reserves quantities and future net revenues set out in this AIF are dependent upon a number of assumptions and estimates. They are also subject to risks and uncertainties regarding crude oil prices, including the realized selling price that Canadian Oil Sands receives relative to Edmonton par, any impact of the Kyoto Protocol or other potential environmental legislation or sanctions that may be imposed and various other factors outlined in this AIF as well as the impact that the timing and costs of developing Aurora South may have. We would refer you to the discussion under the heading Risk Factors for the full

discussion. In addition, the evaluation does not consider the potential impact of Syncrude's research efforts and new technology developments.

Summary of Reserves as at December 31, 2006

Constant Prices and Costs(2)(3)

	Synthetic Crude Oil Reserves						
	Working Interest	Net After Royalty	Before Income Tax Discounted Present Value ($ millions)(3)				
Reserves Category(1)	million bbl	million bbl	0%	5%	10%	15%	20%
Proved Developed Producing	982	828	$ 30,717	$ 17,719	$ 11,714	$ 8,529	$ 6,641
Proved Developed Nonproducing	-	-	-	-	-	-	-
Total Proved	982	828	30,717	17,719	11,714	8,529	6,641
Probable	780	658	24,357	6,885	2,285	870	374
Total Proved Plus Probable	1,761	1,486	$ 55,074	$ 24,604	$ 13,999	$ 9,399	$ 7,015

Notes:

(1) Canadian Oil Sands Limited constitutes 100 per cent of the total reserves shown, of which 11 per cent were held indirectly through Canadian Oil Sands Limited's interest in the LP.

(2) Figures may not add correctly due to rounding.

(3) Based on a light sweet crude oil price at Edmonton, Alberta of $67.58 per barrel and synthetic crude oil price at the Syncrude plant gate of $66.58.

Total Future Net Revenue (Undiscounted Constant Prices and Costs)(1)

Reserves Category	Revenue ($ millions)	Royalties ($ millions)	Operating Costs(2) ($ millions)	Capital Development Costs(2) ($ millions)	Future Net Revenue(2)(3) Before Income Taxes ($ millions)
Proved Developed Producing	$ 65,358	$ 10,184	$ 20,540	$ 3,918	$ 30,717
Proved Developed Nonproducing	-	-	-	-	-
Total Proved	65,358	10,184	20,540	3,918	30,717
Total Probable	51,913	8,117	14,874	4,566	24,357
Total Proved Plus Probable	$ 117,272	$ 18,301	$ 35,413	$ 8,484	$ 55,074

Notes:

(1) Figures may not add correctly due to rounding.

(2) Mining reclamation costs were not included in these calculations. Future mining reclamation costs for proved reserves are estimated at $595 million and for proved plus probable reserves, at $779 million.

(3) As the Trust and its subsidiaries do not expect to pay any income taxes under tax legislation in force as of December 31, 2006, the calculation of the future net revenue pre and post tax are the same amount. See "Tax Horizon".

Forecast Prices and Costs(2)

	Synthetic Crude Oil Reserves						
	Working Interest	Net After Royalty	Before Income Tax Discounted Present Value ($ millions)(3)				
Reserves Category(1)	(million bbls)	(million bbls)	0%	5%	10%	15%	20%
Proved Developed Producing	982	854	$ 29,395	$ 16,315	$ 10,536	$ 7,586	$ 5,887
Proved Developed Nonproducing	-	-	-	-	-	-	-
Total Proved	982	854	29,395	16,315	10,536	7,586	5,887
Probable	780	681	29,965	7,929	2,385	777	255
Total Proved Plus Probable	1,761	1,535	$ 59,361	$ 24,243	$ 12,922	$ 8,363	$ 6,142

Notes:

(1) Canadian Oil Sands Limited constitutes 100 per cent of the total reserves shown, of which 11 per cent were held indirectly through Canadian Oil Sands Limited's interest in the LP.

(2) Figures may not add correctly due to rounding.

(3) Based on a light sweet crude oil price at Edmonton, Alberta (see Forecast Prices used in Estimates).

Total Future Net Revenue (Undiscounted Forecast Prices and Costs)[1]

Reserves Category	Revenue ($ millions)	Royalties ($ millions)	Operating Costs[2] ($ millions)	Capital Development Costs[2] ($ millions)	Future Net Revenue[2][3] Before Income Taxes ($ millions)
Proved Developed Producing	$ 75,080	$ 9,741	$ 30,401	$ 5,543	$ 29,395
Proved Developed Nonproducing	-	-	-	-	-
Total Proved	75,080	9,741	30,401	5,543	29,395
Total Probable	77,005	9,978	29,537	7,524	29,965
Total Proved Plus Probable	$ 152,085	$ 19,719	$ 59,937	$ 13,067	$ 59,361

Notes:

(1) Figures may not add correctly due to rounding.

(2) Mining reclamation costs were not included in these calculations. Future mining reclamation costs for proved reserves are estimated at $595 million, and for proved plus probable reserves, at $779 million.

(3) As the Trust and its subsidiaries do not expect to pay any income taxes under tax legislation in force as of December 31, 2006, the calculation of the future net revenue pre and post tax are the same amount. See "Tax Horizon".

The reserves have been estimated in accordance with procedures contained in the COGEH.

The proved developed producing reserves and production forecast reflect completion of the UE-1 project. Although the center and west pits of Aurora North are not yet on production, reserves from these pits are classified as proved developed producing since their recovery does not require a material amount of additional capital. The scenario includes capital relating to the Syncrude Emissions Reduction Project or SERP and certain recovery optimization projects. The production forecast reflects an estimate of bitumen production capacity which does not fully utilize the expanded upgrading capacity available after UE-1.

The probable reserves primarily reflect development of Aurora South, as well as improvements to both extraction recovery and upgrading yield. GLJ's evaluation assumes that Aurora North capacity will not be increased further by installation of a third primary separation vessel. It is assumed that Aurora South will be developed to replace depletion of the North Mine and source the production growth under a Stage 3 debottlenecking program, which takes advantage of unused capacity in the new coker without any change in product quality.

Forecast Prices Used in Estimates

The forecast reference prices used in preparing Canadian Oil Sands' reserves data are provided in the table below. The Syncrude plant gate price is expected to correspond to "Light Sweet Crude Oil at Edmonton" (e.g. $70.25 in 2007).

Year	Inflation (%)	Exchange Rate ($US/$Cdn)	WTI Crude Oil at Cushing Oklahoma ($US/bbl)	Light, Sweet Crude Oil at Edmonton (40 API, 0.3% S) ($Cdn/bbl)	AECO-C Spot Gas ($/MMBTU)
2007	2	0.87	62.00	70.25	7.20
2008	2	0.87	60.00	68.00	7.45
2009	2	0.87	58.00	65.75	7.75
2010	2	0.87	57.00	64.50	7.80
2011	2	0.87	57.00	64.50	7.85
2012	2	0.87	57.50	65.00	8.15
2013	2	0.87	58.50	66.25	8.30
2014	2	0.87	59.75	67.75	8.50
2015	2	0.87	61.00	69.00	8.70
2016	2	0.87	62.25	70.50	8.90
2017	2	0.87	63.50	71.75	9.10
2018+	2	0.87	+2.0%/yr	+2.0%/yr	+2.0%/yr

The above price forecast is GLJ's, the independent evaluator's, price forecast as of December 31, 2006. In consideration of oil sands mining cost pressures, rather than the projected inflation of 2.0 per cent above, GLJ used a 5.0 per cent inflation factor for our evaluation during the period 2007 through 2009, 4.0 per cent in 2010, and 3.0 per cent in 2011.

In 2006, Canadian Oil Sands received a weighted average price of $71.96 per barrel (after crude oil purchases, transportation and marketing fees but before hedging) for its synthetic crude oil.

Reconciliation of Net Reserves by Principal Product Type Based on Forecast Prices and Costs

The following table sets forth a reconciliation of the changes in our reserves as at December 31, 2006 against such reserves as at December 31, 2005 based on the forecast prices and costs assumptions:

	Synthetic Crude Oil		
	Net Proved (million bbls)	Net Probable (million bbls)	Net Proved Plus Probable (million bbls)
At December 31, 2005	890	689	1,579
Technical Revisions	2	(1)	1
Economic Factors	(6)	(7)	(13)
Production	(32)	0	(32)
At December 31, 2006	854	681	1,535

Reconciliations of reserves in Canada on a company net reserves basis are more complex than on a company gross reserves basis due to price and rate-sensitive royalties, which can cause the net company reserves to change without a change in the gross company reserves. In considering the above reconciliation table, it should be noted that the economic factors are primarily related to the average royalty rate.

Reconciliation of Changes in Net Present Values of Future Net Revenue Based on Constant Prices and Costs

The following table sets forth changes between future net revenue estimates, discounted at 10 per cent, attributable to net proved reserves as at December 31, 2006 against such reserves as at December 31, 2005:

	($ millions)
Estimated Net Present Value of Future Net Revenue at December 31, 2005	$12,211
Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties	(1,293)
Net Changes in Prices, Production Costs and Royalties Related to Future Production	(391)
Development Costs During the Period	371
Changes in Estimated Future Development Costs	(410)
Accretion of Discount	1,221
Changes Resulting from Technical Reserve Revisions	5
Estimated Net Present Value of Future Net Revenue at December 31, 2006	$11,714

Future Development Costs

The following table sets forth the future development costs associated with the development of our reserves as set forth in the GLJ report. Development costs will be funded from cash from operating activities.

	Total Proved Estimated Using Constant Prices and Costs ($ millions)	Total Proved Estimated Using Forecast Prices and Costs ($ millions)	Total Proved Plus Probable Estimated Using Forecast Prices and Costs ($ millions)
2007	$ 257	$ 270	$ 270
2008	319	352	372
2009	284	329	390
2010	213	256	684
2011	158	196	728
Remainder	2,687	4,140	10,623
Total for all years undiscounted	$ 3,918	$ 5,543	$ 13,067
Total for all years discounted at 10%/year	$ 1,766	$ 2,230	$ 4,179

Other Oil and Gas Information

See page 11 of this AIF for an outline of the leases held by the Syncrude Joint Venture, which total about 252,000 acres. These leases include a significant amount of contingent resources not classified as proved plus probable reserves which may not currently be economic because of uncertainty in their recovery relating to extraction and upgrading assumptions, geological confidence, the status of both regulatory and Syncrude Participants approvals, and the timeframe to develop. Syncrude's current remaining recoverable resource estimate of approximately nine billion barrels of synthetic crude oil (approximately three billion barrels net to Canadian Oil Sands) includes volumes classified as proved plus probable reserves, as well as contingent resources based on the current regulatory operating criteria. Current oil prices may enable mining of higher cost ore than considered in Syncrude's current resource estimate. Resources are, by definition, inherently uncertain and there is no assurance that these resources will be economic and ultimately developed and produced. Guidelines for estimation of resources have not yet been provided by the COGEH.

Hedging

Canadian Oil Sands did not have any crude oil production hedged as of December 31, 2006.

Costs Incurred

The following table sets forth costs incurred by Canadian Oil Sands for the year ended December 31, 2006:

Property Acquisition Costs ($millions)		Explorations Costs ($ millions)	Development Costs ($ millions)
Proved Properties	Unproved Properties		
Nil	Nil	Nil	371

Abandonment and Reclamation Costs

Canadian Oil Sands has abandonment and reclamation obligations relating to the Mines, Upgrader and related facilities. Canadian Oil Sands estimates the abandonment liability, net of salvage,

for the mines with consideration given to the expected costs to abandon and reclaim the lands and extraction facilities on an undiscounted current cost basis to amount to $595 million for proved reserves and $779 million for proved plus probable reserves. No amounts are included with respect to the Upgrader and related facilities as these assets have indeterminate useful lives and the reclamation obligation cannot be reasonably determined. These estimates are based on prevailing industry conditions, regulatory requirements and past experience.

Our share of the present value of abandonment and reclamation costs that require recognition in our financial statements at December 31, 2006 is approximately $173 million. These liabilities relate to our 35.49 per cent working interest at December 31, 2006 in the Syncrude future dismantlement costs and site restoration costs for the Base, North and Aurora North mines, but exclude Aurora South as no disturbance has yet occurred on that lease. Syncrude's Upgrader has an indeterminate useful life. Therefore, the fair values of the related asset retirement obligation cannot be reasonably determined. Also, the timing and amount of the reclamation expenditures, if any, related to Syncrude's sulphur blocks are not determinable at the present time. The asset retirement obligations pertaining to the Upgrader and the sulphur blocks will be recognized in the year in which the settlement amounts and dates can be reasonably estimated. GLJ has not included any abandonment and reclamation costs in the GLJ reserve report.

Tax Horizon

Under the income tax legislation that is in force as of December 31, 2006, Canadian Oil Sands, as a royalty trust, is not anticipated to incur or pay any income tax. Thus the calculation of future net revenues does not include any deduction for income tax.

On October 31, 2006 the Minister of Finance announced the Federal Government's intention to impose a new tax on certain distributions from existing income and royalty trusts effective in 2011. On December 21, 2006 draft legislation was released for comment. The proposed changes, if enacted, are anticipated to subject the Trust to income taxes at a rate of 31.5 per cent in 2011, thereby resulting in a substantial reduction in future net revenue. Assuming the Trust incurs taxes at this rate, net of expected tax carry forward balances, the total proved plus probable future net revenue at constant prices and costs would be reduced by approximately 28 per cent on an undiscounted basis and 20 per cent at a 10 per cent discount rate.

Production Estimates

A forecast of Canadian Oil Sands' production for 2007 using forecast prices is presented below:

	Synthetic Crude Oil (million barrels)	
Reserves Category	Working Interest	After Royalty
Proved developed producing	37.7	32.6
Total proved	37.7	32.6
Total proved plus probable	40.9	35.2

Production History

The following table sets forth certain information in respect of production, product prices received, royalties and netbacks received by the Corporation for each quarter of its most recently completed financial year.

	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Year
Average Daily Sales (bbls/d)[1]	74,929	86,394	95,438	110,185	91,844
Realized Selling Price before Currency Hedging[2]	$ 69.17	$ 78.33	$ 78.19	$ 63.47	$ 71.96
Currency Hedging Gains[2]	1.07	1.02	0.29	0.24	0.60
Net Realized Selling Price[2]	70.24	79.35	78.43	63.71	72.56
Operating Expenses[2]	(40.26)	(28.48)	(19.68)	(23.60)	(27.07)
Royalties[2]	(0.67)	(3.82)	(13.01)	(8.23)	(6.93)
Netback[2]	$ 29.31	$ 47.05	$ 45.74	$ 31.88	$ 38.56

Notes:

(1) The average daily volumes reported for 2006 represent Canadian Oil Sands' average daily sales, which differ from its average daily production volumes primarily due to in-transit pipeline volumes.

(2) Canadian dollars per barrel.

Reserve Life Index

Canadian Oil Sands' estimated reserve life index using reserves prepared by GLJ based on Canadian Oil Sands' January 29, 2007 guidance of approximately 110 million barrels per year of Syncrude production is as follows:

	Reserves (Millions of barrels)	Reserve Life Index (Years)
Total Proved Reserves	982	25
Proved plus Probable Reserves	1,761	45

DISTRIBUTABLE INCOME

In accordance with the Trust Indenture, Unitholders of record on or about the last business day of each of January, April, July and October are entitled to receive cash distributions from the Trust on the last working day of the following month. Prior to 2006, the Trust accrued the distribution made to Unitholders as a payable at each quarter end, even though the distribution was not declared and actually paid until the subsequent quarter. This resulted in Unitholders receiving a distribution in February of a given year but having the taxable portion of such distribution payment being treated as income for Canadian tax purposes for the prior tax year. Having considered market practise and having received advice from legal counsel, Canadian Oil Sands amended the Trust Indenture to allow, commencing with quarterly distribution payments in 2006, the Trust to distribute all income, less applicable expenses, received or expected to be received in a given quarter as a distribution to Unitholders and thereby to record such distribution in the quarter paid. As a result, the financial statements for the year ended December 31, 2005 do not reflect a distribution payable at December 31, 2005. However, all four distributions declared in 2006 were reflected in the financial statements for the year ended December 31, 2006. This change in how Unitholder distributions are recorded has no impact on the ultimate distributions declared and paid to the Unitholders or to the timing of such payments, nor does it impact

Canadian Oil Sands' net income or funds from operations. Rather, it provided symmetry of Unitholders being taxed and receiving payment of a distribution in the same quarter. The Trust found that this eliminated some of the confusion that certain Unitholders previously had with regard to the timing and taxability of the distribution payment made in the first quarter of each year. A full copy of the current Trust Indenture can be found at www.cos-trust.com under corporate, or at www.sedar.com.

Pursuant to Section 5.1 of the Trust Indenture, the Trust is required to distribute all the income received or receivable by the Trust in a quarter less expenses and any other amounts required by law or the Trust Indenture itself. The Trust primarily receives income by way of a royalty and interest on intercompany loans from the Corporation (its principal operating subsidiary). The royalty is designed to capture the cash generated by the Corporation, after the deduction of all costs and expenses, including: operating and administrative costs, income taxes, capital expenditures, debt interest and principal repayments, working capital, and reserves for future obligations deemed appropriate. The amount of royalty income that the Trust receives in any period has a considerable amount of flexibility through the use of discretionary reserves and debt borrowings or repayments (either intercompany or third party). Quarterly distributions are determined by the Board of Directors of the Corporation after considering current and expected economic and operating conditions, ensuring financing capacity of Syncrude's expansion projects and/or Canadian Oil Sands acquisitions, and with the objective of maintaining an investment grade credit rating.

In 2006, Unitholder distributions were comprised of the trust royalty payments, revenues from the six per cent gross overriding royalty on a five per cent working interest in Syncrude and interest income earned received by the Trust less the direct expenses of the Trust. Cash distributions paid to Unitholders are determined by the Corporation's Board of Directors, in their sole discretion, and will only be declared and paid if deemed prudent to do so.

At the discretion of the Corporation's Board of Directors, the Trust may also make cash distributions of the Trust's capital provided that such distributions are made out of funds that are in excess of amounts reasonably required to satisfy obligations of Canadian Oil Sands.

During normal operations when no major turnarounds are occurring, the production of SSB is generally consistent from month to month, but capital and other expenditures will generally occur in a less consistent manner. As a result, the Corporation has the right to hold back certain funds in the calculation of the trust royalty to allow it to meet cash requirements attributable to the Syncrude working interest and to meet its ongoing obligations as a Participant.

The actual amount of the trust royalty received by the Trust from the Corporation depends on the quantity of oil sold, prices received, hedging contract receipts and payments, capital, operating and administrative expenses, Crown royalties, debt service charges, and changes to the utilization of expansion financing determined to be prudent by the Corporation. Further information is contained in our 2006 MD&A under "Liquidity and Capital Resources", which section is incorporated herein by reference and is available at www.sedar.com.

Distribution History

Payment Date	Amount per Unit[(1)]
February 28, 2007	$0.30
November 30, 2006	$0.30
August 31, 2006	$0.30
May 31, 2006	$0.30
February 28, 2006	$0.20
November 30, 2005	$0.20
August 31, 2005	$0.10
May 31, 2005	$0.10
February 28, 2005	$0.10
November 30, 2004	$0.10
August 31, 2004	$0.10
May 31, 2004	$0.10
February 27, 2004	$0.10

Note:

(1) Amounts adjusted to reflect the 5:1 Unit split that occurred on May 3, 2006.

DESCRIPTION OF CAPITAL STRUCTURE

General Description

The Trust is authorized to issue an unlimited number of ordinary trust units ("Units"). Each Unit represents a beneficial interest in the Trust and entitles the holder to one vote per Unit and participation in any distributions made by or liquidation of the Trust. At the annual general and special meeting of Unitholders held in April 2003, Unitholders approved the issuance by the Trust of convertible securities. As of March 15, 2007, there were no securities of the Trust created and issued other than Units. All Unitholders share equally in all distributions of the Trust. No conversion, retraction or pre-emptive rights are attached to the Units. Units are redeemable at the option of the Unitholder at a price that is the lesser of 90 per cent of the average closing price of the Units on the principal trading market for the previous 10 days and the closing market price on the date of tender for redemption. There is a limit of $250,000 per quarter for such redemptions. At the annual meeting of Unitholders held in April 2006, Unitholders approved a 5:1 split in the number of Units outstanding and also increased the authorized number of Units from 500,000,000 to an unlimited number of Units.

Foreign Ownership

The Trust Indenture, under which the Trust was created, provides that no more than 49 per cent of the Units of the Trust can be held by non-Canadian residents. Depending upon the nature of the Trust's operations at the time, the potential impact of exceeding this threshold may be the loss of mutual fund trust status to the Trust, which may significantly adversely impact the valuation of the Units. As such, the

Trust continues to monitor, to the extent possible given the practical limitations regarding beneficial ownership information, the level of non-Canadian resident Unitholders. To the best of our knowledge, the Trust has always had less than 50 per cent non-Canadian resident Unitholders.

The Trust uses declarations from Unitholders and, occasionally, geographical searches to estimate the level of Canadian and non-Canadian resident Unitholders of the Trust at certain periods throughout the year. While the Trust believes that these results are reasonable estimations at the time that they are provided, the inability of all public issuers to obtain the residency information of its beneficial holders means that issuers are reliant upon the information provided to the transfer agent. As a result, the residency information is subject to the accuracy provided by third party data and by information system limitations. Accordingly, the reported level of Canadian ownership is subject to these limitations and the level of Canadian ownership may change at any time without notice and without our knowledge.

Based on account data at February 8, 2007, Canadian Oil Sands estimates that approximately 33 per cent of our Units are held by non-Canadian residents with the remaining 67 per cent being held by Canadian residents. We will continue to monitor the non-resident ownership levels.

If, based on the declarations or on the geographical list, the level of Units held by non-Canadian residents is 46 per cent or more, then Canadian Oil Sands plans to issue a press release advising of the increased level and stating that it is anticipated that the Trust may reach 49 per cent or more non-Canadian resident Unitholders and that, in such case, each person purchasing the Units, whether through a broker or directly in registered form, will need to complete a declaration as to their residency.

If the level of non-Canadian resident ownership appears to be approximately 49 per cent or more, Canadian Oil Sands will make a public announcement that no further sales to non-Canadian residents will be allowed. No transfers will be allowed without the completion of a declaration indicating their status as a Canadian or non-Canadian resident. As part of such announcement, the Trustee shall state that it shall not accept a subscription for Units from or issue or register a transfer of Units to a person unless the person provides a declaration that the person is not a non-Canadian resident. In addition, if non-Canadian ownership is greater than 50 per cent, then the Trustee will send a notice to non-resident holders of Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustee may consider equitable and practicable, requiring them to sell their Units or a specified portion thereof within the specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of Units or provided the Trustee with satisfactory evidence that they are not non-Canadian residents within such period, the Trustee may, on behalf of such Unitholders sell such Units and, in the interim, shall suspend the voting and distribution rights attached to such Units. Any sale shall be made on the Toronto Stock Exchange and, upon such sale, the affected holders shall cease to be holders of Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates representing the Units.

As part of Canadian Oil Sands' assessment of the proposed changes to the taxation of income trust announced by the Federal Government on October 31, 2006, the Board of Directors may consider these restrictions in light of the proposed changes if and when the Board faces a situation where it may need to implement these restrictions. If the result of the proposed tax legislation is to force income trusts to be treated the same as a corporation, Canadian Oil Sands does not understand why the Federal Government would impose restrictions on the foreign ownership of income trusts when no such restrictions exist on corporations. Accordingly, further clarity on this issue is required from the Federal Government before Canadian Oil Sands can determine the best course of action for its Unitholders should this ownership limitation arise when the proposed tax change is in effect.

Rights Plan

A Unitholders rights plan for the Trust was approved by Unitholders in 2001 and Unitholders further approved an amended and restated plan in 2004 (the "Rights Plan"). Unitholders are being asked to approve and reconfirm, the Rights Plan together, with minor amendments, at the annual meeting to be held on April 25, 2007.

The primary objective of the Rights Plan is to provide the Board with sufficient time to explore and develop alternatives for maximizing Unitholder value if a takeover bid is made for Units and to provide every Unitholder with an equal opportunity to participate in such a bid. The Rights Plan encourages a potential acquiror to proceed either by way of a Permitted Bid (as defined in the Rights Plan), which requires the takeover bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board. Unitholders are advised that the Rights Plan may preclude their consideration or acceptance of offers which do not meet the requirements of a Permitted Bid.

The effective date of the Rights Plan is April 26, 2004 and such Rights Plan has a ten year term. On May 11, 2001, one right (a "Right") was issued and attached to each Unit then outstanding and will continue to attach to each Unit subsequently issued.

The Rights will separate from the Units and will be exercisable eight trading days (the "Separation Time") after a person has acquired, or commences a takeover bid to acquire, 20 per cent or more of the Units, other than by an acquisition pursuant to a takeover bid permitted by the Rights Plan (a "Permitted Bid"). The acquisition by any person (an "Acquiring Person") of 20 per cent or more of the Units, other than by way of a Permitted Bid, is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Eight trading days after the occurrence of the Flip-in Event, each Right, (other than those held by the Acquiring Person), will permit the purchase of Units at a 50 per cent discount to their market price. The issue of the Rights is not initially dilutive. Upon a Flip-in Event occurring and the Rights separating from the Units, reported earnings per Unit on a fully diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

A bidder may enter into lock-up agreements with Unitholders whereby such Unitholders agree to tender their Units to the takeover bid (the "Subject Bid") without a Flip-in Event (as referred to above) occurring. Any such agreement must permit the Unitholder to withdraw the Units to tender to another takeover bid or to support another transaction that exceeds the value of the Subject Bid by as much or more than a specified amount, which specified amount may not be greater than seven per cent.

Prior to the Separation Time, the Rights are evidenced by a legend imprinted on certificates for the Units issued from and after the effective date of the Rights Plan and are not to be transferable separately from the Units. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the Units.

The requirements for a Permitted Bid include the following:

(a) the takeover bid must be made by way of a takeover bid circular;

(b) the takeover bid must be made to all Unitholders;

(c) the takeover bid must be outstanding for a minimum period of 60 days and Units tendered pursuant to the takeover bid may not be taken up prior to the expiry of the 60 day period and

only if at such time more than 50 per cent of the Units held by Unitholders, other than the bidder, its affiliates and persons acting jointly or in concert and certain other persons (the "Independent Unitholders"), have been tendered to the takeover bid and not withdrawn; and

(d) if more than 50 per cent of the Units held by Independent Unitholders are tendered to the takeover bid within the 60-day period, the bidder must make a public announcement of that fact and the takeover bid must remain open for deposits of Units for an additional 10 business days from the date of such public announcement.

The Rights Plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days.

The Board, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event (an "Exempt Acquisition") where the takeover bid is made by a takeover bid circular to all holders of Units. Where the Board exercises the waiver power for one takeover bid, the waiver will also apply to any other takeover bid for the Trust made by a takeover bid circular to all holders of Units prior to the expiry of any other bid for which the Rights Plan has been waived.

The Board, with the prior approval of a majority vote of the votes cast by Unitholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy, at a meeting duly called for that purpose, may redeem the Rights at $0.001 per Unit. Rights may also be redeemed by the Board without such approval following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

The Board may amend the Rights Plan with the approval of a majority vote of the votes cast by Unitholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy at a meeting duly called for that purpose. The Board of Directors without such approval may correct clerical or typographical errors and, subject to approval as noted above at the next meeting of the Unitholders (or holders of Rights, as the case may be), may make amendments to the Rights Plan to maintain its validity due to changes in applicable legislation.

The Rights Plan will not detract from or lessen the duty of the Board to act honestly and in good faith with a view to the best interests of the Trust. The Board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to Unitholders as are considered appropriate.

Investment advisors, trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20 per cent of the Units are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a takeover bid.

Ratings

As at March 15, 2007, the Units of the Trust have a stability rating of SR-4 issued by Standard and Poor. The debt securities of the Corporation, the main operating subsidiary of the Trust, were rated BBB with a stable outlook by Standard and Poor's and Baa2 with a stable outlook by Moody's Investor Service.

A Standard & Poor's Canadian Income Fund Stability Rating is an opinion of a fund's overall sustainability and variability of cash flow, and a measurement of relative risk of cash-flow generation across all income fund sectors. Ratings range from "SR-1" for the highest level of distributable cash stability, to "SR-7" for the lowest with "SR-4" having a moderate level of distributable cash flow generation relative to other income funds in the Canadian marketplace.

Moody's credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to the Moody's rating system, obligations rated Baa are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics. Moody's appends numerical modifiers 1, 2 and 3 to each generic rating classification from Aa through Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates mid-range ranking and the modifier 3 indicates a ranking in the lower end of its generic rating category.

S&P's credit rating are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, an obligation rated 'BBB" exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

The credit ratings mentioned herein are not a recommendation to purchase, hold or sell the Units and do not comment as to market price or suitability for a particular investor. Neither the Corporation nor the Trust can assure investors that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant and, if any such rating is so revised or withdrawn, neither the Corporation nor the Trust is under any obligation to update this AIF.

MARKET FOR SECURITIES

Price Range and Trading Volumes of Trust Units

The Units are listed for trading on the Toronto Stock Exchange ("TSX") and trade under the symbol COS.UN. The table below sets out the price ranges and volumes traded on the TSX during 2006.

Month	High ($/Unit)	Low ($/Unit)	Close ($/Unit)	Volume Traded (thousands)
January	30.20	26.40	30.20	28.31
February	32.84	28.09	31.03	31.88
March	33.69	30.66	33.52	29.64
April	35.50	33.08	35.00	21.39
May	37.60	31.18	35.50	36.81
June	36.00	28.61	36.00	29.91
July	37.22	31.51	37.22	20.11
August	38.20	33.75	33.80	51.65
September	34.44	29.20	29.82	33.99
October	31.78	27.18	30.42	37.49
November	31.30	27.17	29.99	58.50
December	33.32	29.95	32.61	26.89

Note 12 *Unitholder Equity* of the audited annual financial statements of the Trust is incorporated herein by reference.

DIRECTORS AND OFFICERS

The Trust has no directors, officers or employees. The following information pertains to the board of directors and officers of the Corporation as at March 15, 2007.

Directors

The following are the names, the province and country of residence of each director of the Corporation, their positions with the Corporation and principal occupations within the past five years and the year in which each first became a director of the Corporation.

Name and Province and Country of Residence	Position Held and Principal Occupation	Year First Became a Director
Marcel R. Coutu Alberta, Canada	President and Chief Executive Officer of Canadian Oil Sands Limited	2001
E. Susan Evans, Q.C.[1][2] Alberta, Canada	Corporate Director	1997
The Right Honourable Donald F. Mazankowski[2] Alberta, Canada	Corporate Director and Business Consultant	2002
Wayne M. Newhouse[1][3] Alberta, Canada	Corporate Director	1996
Walter B. O'Donoghue, Q.C.[2] Alberta, Canada	Counsel, Bennett Jones LLP (law firm)	1995
Brant G. Sangster[2][3] Alberta, Canada	Corporate Director	2006
C.E. (Chuck) Shultz[1][3] Alberta, Canada	Chairman, Canadian Oil Sands Limited; Chairman and Chief Executive Officer, Dauntless Energy Inc. (private oil and gas corporation)	1996
Wesley R. Twiss[1][3] Alberta, Canada	Corporate Director	2001
John B. Zaozirny, Q.C.[2] Alberta, Canada	Counsel, McCarthy Tétrault LLP (law firm)	1996

Notes:

(1) Member of the Audit Committee.

(2) Member of the Corporate Governance and Compensation Committee.

(3) Member of the Reserves, Marketing Operations and Environmental, Health & Safety Committee.

Each of the directors listed above has been engaged in the occupation set forth in the above table or similar occupations with the same employer for the last five years except: Mr. Twiss (who was Executive Vice President and Chief Financial Officer of PanCanadian Energy Corporation from January 2000 to April 2002); and Mr. Newhouse (who was President of Morgas Ltd. from 2001 to 2005).

The term of office of all directors will expire on the date of the next annual meeting of Unitholders.

Mr. O'Donoghue is counsel to Bennett Jones LLP and Mr. Zaozirny is counsel to McCarthy Tétrault LLP, both of which firms provide legal services to Canadian Oil Sands from time to time.

Computershare Trust Company of Canada, the successor in interest to Montreal Trust Company of Canada, is the Trustee of the Trust. The Corporation does not have an executive committee. The Corporate Governance and Compensation Committee was formed in early 2002. From the fall of 2003 to December 31, 2006, the Audit Committee also has acted as the reserves committee of the Board. Effective January 1, 2007, the Board created a new Reserves, Marketing Operations and Environmental, Health & Safety Committee to deal with reserves matters, marketing matters and environmental, health and safety issues.

The Audit Committee is comprised of the members listed below. The Board has determined that each member of the Audit Committee is an "independent" director and is "financially literate" under applicable securities policies. In considering criteria for the determination of financial literacy, the Board of Directors considered at the member's ability to read and understand a balance sheet, an income statement and a cash flow statement of a public company as well as the member's past experience in reviewing or overseeing the preparation of financial statements. Beside each member's name is such person's education and experience relevant to such member's performance as an audit committee member.

Name	Relevant Education and Experience
Wesley R. Twiss (Chair)	Mr. Twiss has over 30 years experience in the oil and gas industry, including more than 10 years of which were in the position as chief financial officer of large public oil and gas companies which held or managed an interest in the Syncrude Joint Venture. Mr. Twiss chairs the Audit Committee of three other public issuers, including Addax Petroleum Corporation, EPCOR and Keyera Facilities Income Fund. Given this background, Mr. Twiss has experience on both trust and financial issues. Mr. Twiss has an MBA from the University of Western Ontario and is a member of the Institute of Corporate Directors. He has completed the ICD Corporate Governance College Director Education Program and has received the ICD.D. designation.
E. Susan Evans, Q.C.	Ms. Evans has acted as a director on numerous boards of public and private entities which operated in the areas of oil and gas, utility, banking, government and charities. Ms. Evans was a former Chair of the Audit Committee for the Province of Alberta, is a member of the Audit, Risk and Finance Committee of Enbridge Inc. and was a member of the Audit Committee of Anderson Exploration Ltd. and the Chair of the Audit Committee of Canadian Oil Sands prior to and immediately following the merger with Canadian Oil Sands Trust and Athabasca Oil Sands Trust in 2001. She was also a Commissioner of the Alberta Financial Review Commission. Ms. Evans has completed an MBA level accounting course at Edinburgh Business School, Heriot-Watt University, and has completed the Ivey League Executive Program at the Richard Ivey School of Business.
C.E. (Chuck) Shultz	Mr. Shultz has acted on the boards and audit committees of several public and private entities including Newfield Exploration Company and Enbridge Inc. He was the former Vice Chairman of the University of Calgary and Chair of the Audit Committee of the University of Calgary. Mr. Shultz was the former Chief Executive Officer of Gulf Canada Resources Limited. He has over 30 years of experience in the oil and gas sector and has completed the Advanced Management Program at Harvard Business School and has completed the ICD Corporate Governance College Director Education Program and has received the ICD.D designation.

Name	Relevant Education and Experience
Wayne M. Newhouse	Mr. Newhouse has acted in various director and executive capacities for a number of private and public entities, primarily in the oil and gas sector. He is currently the Chair of the Audit Committee of ET Energy Ltd., a private company. In particular, he was the former Chair of the Audit Committee of Progas Ltd. and former director and Chair of the Reserves Audit Committee of Petrofund Energy Trust. Mr. Newhouse has also completed an Alexander Hamilton Institute two year business program and Investment Dealer Association courses as well as the Financial Literacy for Directors course.

The terms of reference for the Audit Committee are available on the Trust's website at www.cos-trust.com under corporate information and are attached hereto as Schedule "A". As part of such terms of reference, the Audit Committee has adopted procedures relating to the engagement of non-audit services.

The Audit Committee has restricted the auditors from providing any services that could reasonably be seen as functioning in the role of management, auditing their own work or acting in an advocate role for Canadian Oil Sands. In particular, the external auditor is not to provide bookkeeping functions, actuarial or appraisal services (other than related to tax services), internal audit, human resources, or legal services (other than for French translation services). The Audit Committee has defined what constitutes audit services, audit related services, tax services and other services. Except in relation to audit services, amounts over $25,000 require the pre-approval of the Audit Committee. However, all of the services provided and the amounts paid, regardless of their magnitude, must be disclosed to the Audit Committee at the Audit Committee meeting immediately following such engagement. If any of the services (other than audit services) are over $25,000, such services must be pre-approved by the Audit Committee or the Chair of the Audit Committee.

Officers

There are no direct officers of the Trust. Instead, management of the Trust is exercised by the Corporation and its directors and officers. The following table identifies each of the officers of the Corporation, as at March 15, 2007, their jurisdiction of residence, their current office, and their principal occupations for the five-year period proceeding December 31, 2006.

Name and Jurisdiction of Residence	Current Office	Five Year History of Principal Occupations
C.E. (CHUCK) SHULTZ Alberta, Canada	Chairman of the Board of Directors	Chairman and Chief Executive Officer of Dauntless Energy Inc. (private oil and gas corporation)
MARCEL R. COUTU Alberta, Canada	President and Chief Executive Officer	
ALLEN R. HAGERMAN, FCA Alberta, Canada	Chief Financial Officer	Vice President and Chief Financial Officer of Fording Canadian Coal Trust from March 2003 to May 2003; Vice President and Chief Financial Officer of Fording Inc. from June 2001 to March 2003
TREVOR R. ROBERTS, Alberta, Canada	Chief Operations Officer	Vice President, Operations of Suncor, Inc. from 1997 to May 2005

Name and Jurisdiction of Residence	Current Office	Five Year History of Principal Occupations
TRUDY M. CURRAN Alberta, Canada	General Counsel and Corporate Secretary	Corporate Secretary of the Corporation from November 2001 to May 2002; Senior Counsel and Assistant Corporate Secretary, EnCana Corporation from April 2002 to September 2002; prior thereto, Staff Legal Counsel, PanCanadian Energy Corporation from November 2001 to March 2002
RYAN M. KUBIK Alberta, Canada	Treasurer	Advisor, Corporate Finance, EnCana Corporation from April 2002 to August 2002 and prior thereto, Associate Director, Treasury, PanCanadian Energy Corporation
LAUREEN C. DUBOIS Alberta, Canada	Controller	Manager, Accounting of the Corporation from November 2002 to January 2004; Senior Accountant, EnCana Corporation November 2001 to October 2002
SIREN FISEKCI Calgary, Alberta	Director, Investor Relations	Manager, Investor Relations from November 2002 to April 2006 and prior thereto, Investor Relations Analyst, EnCana Corporation.

As of March 9, 2007, the Directors and Officers of Canadian Oil Sands, as a group, beneficially own, directly or indirectly, or exercise control or direction over 566,032 Units of the Trust (557,920 Units for the Directors and Executive Officers), representing less than one per cent of the issued and outstanding Units of the Trust.

FEES PAID TO AUDITORS

PricewaterhouseCoopers LLP was first appointed on April 19, 1996 as the auditor of a predecessor of the Trust, also named Canadian Oil Sands Trust, and was appointed as the auditor of the Trust and the Corporation's predecessors in July and August 2001. The aggregate fees paid to PricewaterhouseCoopers LLP (exclusive of GST) in 2006 and 2005 were as follows:

Fees Descriptions	2006	2005
Audit	$336,500	$203,000
Audit Related	$8,000	$14,000
Tax	$213,000	$167,000

Audit fees increased substantially in 2006 primarily as a result of the increased scope of audit with the expanded review process as part of the auditors' review of the Trust's internal control over financial reporting as well as the internalization of the marketing activities. Audit related services relate primarily to review of specific accounting issues related to the financial statements such as future tax calculations. Most of the tax services relates to tax return filings and assessments.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this AIF, no Director or Executive Officer of the Corporation, nor any direct or indirect Unitholder who beneficially owns, or who exercises control or direction over, more than 10% of the outstanding Units, nor any know associate or affiliate of any such persons, has a material interest, direct or indirect, in any transaction since January 1, 2004 that has materially affected or will materially affect the Trust.

Computershare Trust Company of Canada acts as both Trustee and the transfer agent and registrar for the Units, and receives fees for its services in both capacities. In its capacity as Trustee of the Trust, the Trustee is paid a reasonable fee in connection with the administration and management of the Trust and is also reimbursed for all expenses properly incurred, as agreed by the Trustee and the Corporation.

The Trustee, on behalf of the Trust, holds all of the issued and outstanding shares of the Corporation.

LEGAL PROCEEDINGS

There are no legal proceedings to which we are a party or of which any of our property is the subject, nor are there any proceedings known by us to be contemplated that involves a claim for damages exceeding ten per cent of our current assets.

TRANSFER AGENT AND REGISTRARS

Computershare is our trustee and the transfer agent and registrar for the Units at its principal offices in Vancouver, Calgary, Toronto, Montreal, and Halifax. They may be contacted at 710, 530 – 8th Avenue S.W., Calgary, Alberta T2P 3S8; phone (403) 267-6800; facsimile (403) 267-6598.

INTEREST OF EXPERTS

PricewaterhouseCoopers LLP

The Trust's auditors are PricewaterhouseCoopers LLP, Chartered Accountants ("PwC"), who have prepared an independent auditors' report dated February 22, 2007 in respect of the Trust's consolidated financial statements with accompanying notes as at and for the years ended December 31, 2006 and 2005. PwC has advised that they are independent with respect to the Trust within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

GLJ Petroleum Consultants Ltd.

In July 2006, the Board appointed GLJ as the independent reserves evaluator for Canadian Oil Sands. The partners and associates of GLJ, as a group, own, directly or indirectly, less than one per cent of the outstanding Units.

ADDITIONAL INFORMATION

Additional information relating to Canadian Oil Sands is available through the internet via SEDAR at www.sedar.com.

In particular, additional information, including with respect to Directors' and Executive Officers' remuneration and indebtedness, principal holders of the Trust's securities, and securities authorized for issuance under equity, compensation plans if applicable, is contained in the Trust's Management Proxy Circular dated March 12, 2007, which relates to the Annual and Special Meeting of Unitholders to be held on April 25, 2007. Additional financial information is also provided in the Trust's consolidated comparative audited financial statements and notes thereto for the year ended December 31, 2006.

SCHEDULE "A"

TERMS OF REFERENCE OF THE AUDIT COMMITTEE

I. PURPOSE

A. The primary function of the Audit Committee (the "Committee") is to assist the Board of Directors of Canadian Oil Sands Limited ("COSL") in fulfilling its oversight responsibilities by reviewing:

i) the financial information that will be provided to the unitholders of Canadian Oil Sands Trust (the "Trust") and the public;

ii) the systems of internal controls that management and the Board have established, including monitoring the integrity of the controls regarding financial reporting and accounting compliance; and

iii) all audit processes.

B. Primary responsibility for the financial reporting, information systems, risk management and internal controls of the Trust, COSL and the other subsidiaries of the Trust is vested in management and is overseen by the Board.

C. Review and receive the reports of the internal auditor as part of the internal control oversight of the Trust, COSL and the other subsidiaries of the Trust.

D. The Committee shall monitor the independence and performance of the external auditors and of the internal auditors of the Trust, COSL and the other subsidiaries of the Trust.

II. CONSTITUTION, COMPOSITION AND DEFINITIONS

A. The Committee shall be composed of not fewer than three directors, none of whom shall be officers or employees of COSL. The Committee shall only be comprised of "independent" directors. An "independent" director is a director who is free from any direct or indirect relationship with COSL or the Trust and its subsidiaries that, in the Board's view, would or could reasonably interfere with the exercise of his or her independent judgment. A member must be "independent" within the meaning ascribed thereto in Multilateral Instrument 52-110, as amended. All members of the Committee shall be financially literate, as determined by the Board of Directors. Committee members will include only duly elected directors.

B. The Committee shall ensure that management advises the external auditors of the names of the Committee members and provides notice of and invites, where appropriate, the external auditors to attend meetings of the Committee. The Committee shall ensure that the external auditors are heard at those meetings on matters relating to the auditor's duties.

C. The Committee shall meet with the external auditors at least quarterly and otherwise as it deems appropriate to consider any matter that the Committee or the external auditors determine should be brought to the attention of the Board or unitholders.

D. The Committee shall meet at least four times each year. The Chairman may call additional meetings as required. In addition, a meeting may be called by the non-executive Chairman of the Board, the President & Chief Executive Officer, any member of the Committee or by the external auditors.

E. The Committee shall have the right to determine who shall and who shall not be present at any time during a Committee meeting. The President & Chief Executive Officer and the Chief Financial Officer of COSL are expected to be available to attend the Committee's meetings or portions thereof.

F. The Board shall appoint members to the Committee. Where a vacancy occurs at any time in the membership of the Committee, the Board may fill it. A majority of the Board may remove any member of the Committee at any time. If a member of the Committee ceases to be a Board member, then such individual shall automatically cease to be a member of the Committee.

G. The Committee shall be given access to senior management of COSL and all documents as required to fulfill its responsibilities and shall be provided with the resources necessary to carry out its responsibilities.

H. The Committee shall have the right to:

   i) engage independent counsel and other advisors as it determines necessary to carry out its duties;

   ii) to establish and pay the compensation for any advisors employed by the Committee; and

   iii) to communicate directly with the external auditors and, if applicable, internal auditors.

I. The Committee provides open venues of communication among management, employees, external auditors and the Board.

J. The non-executive Chairman of the Board shall be a non-voting member of the Committee unless he is a member of the Committee in which case he shall have the same voting rights as any other member of the Committee.

K. The secretary to the Committee shall be either the Corporate Secretary or his/her delegate.

L. Committee meetings may be held in person, by video conference, by means of telephone or by a combination of the foregoing.

M. Notice of the time and place of each meeting may be given orally, or in writing (including by electronic means) or by facsimile to each member of the Committee at least 48 hours prior to the time fixed for such meeting. Notice shall also be given to the external auditors. Any member and the external auditors may, in any manner, waive notice of the meeting. Attendance of a member or the external auditors at a meeting shall constitute waiver of notice of the meeting except where a member or the external auditors attend the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.

N. A majority of members, present in person or by videoconference, by means of telephone or combination thereof, shall constitute a quorum.

III. DUTIES AND RESPONSIBILITIES

Subject to the powers and duties of the Board and without limiting the members' duties as Board members, the Committee will perform the following duties:

A. <u>Financial Statements and Other Financial Information</u>

The Committee will review and consider all financial information that will be made publicly available. This includes:

i) reviewing and recommending approval of the annual financial statements and management's discussion and analysis with regard to the Trust, COSL and other subsidiaries of the Trust, as applicable, and report to the Board before the statements are approved by the Board;

ii) reviewing and approving the quarterly unaudited financial statements and management's discussion and analysis with regard to the Trust, COSL, and other subsidiaries of the Trust, as applicable, and approving the release of such financial statements and interim management's discussion and analysis to the public together with the press releases thereon;

iii) reviewing and authorizing for release any earnings release to the public;

iv) reviewing and recommending to the Board for approval, the financial content of the annual report and any material reports required by government or regulatory authorities;

v) reviewing and recommending for approval by the Board the Annual Information Form of the Trust and COSL;

vi) reviewing and recommending to the Board for approval any prospectus or offering memorandum;

vii) reviewing and discussing the appropriateness of accounting policies and financial reporting practices used by the Trust, COSL and/or other subsidiaries of the Trust;

viii) reviewing and discussing any significant proposed changes in financial reporting and accounting policies and practices to be adopted by the Trust, COSL and/or other subsidiaries of the Trust;

ix) reviewing and discussing any new or pending developments in accounting and reporting standards that may materially affect the Trust, COSL and/or other subsidiaries of the Trust;

x) reviewing and assessing the appropriateness of management's key estimates and judgments that may be material to financial reporting;

xi) reviewing and discussing with the internal auditors any matters which affect or may reasonably be expected to affect the accuracy or robustness of reporting as such relate to the financial statements or other financial disclosure matters;

xii) reviewing and discussing with management the use of "pro forma" or non-GAAP financial information and earnings guidance contained in news releases, any other public disclosure or any filings with the securities regulators and considering whether the information is consistent with the information contained in the financial statements of the Trust or COSL; and

xiii) reviewing and reassess annually that procedures are in place regarding the review of any other corporate disclosure derived or extracted from financial statements is being properly handled.

B. Financial Risk Management, Internal Control and Disclosure Control Systems

The Audit Committee will review and obtain reasonable assurance that the financial risk management, internal control and disclosure control systems are operating effectively to produce accurate, appropriate and timely management of financial risks and financial information. This includes:

i) review, at least annually, the financial risk management policies and practices of the Trust, COSL and other subsidiaries of the Trust as such relate to financial matters and accounting, it being recognized that the Board is responsible for the review of the overall risk management affecting the Trust, COSL and other subsidiaries of the Trust;

ii) obtain reasonable assurance from management or external sources as deemed appropriate that the disclosure control systems are reliable and the systems of disclosure and internal controls are properly designed and effectively implemented through discussions with and reports from management, the internal auditor, if such position exists, and the external auditor, as deemed appropriate by the Committee;

iii) review management steps to implement and maintain appropriate internal control procedures including a review of policies, including without limitation, internal controls over marketing;

iv) monitor compliance with statutory and regulatory obligations;

v) establish procedures for the receipt, retention and treatment of complaints received by the Trust or COSL regarding accounting, internal accounting controls or auditing matters and establish procedures so that the confidential, anonymous submission by employees regarding questionable accounting matters are handled appropriately; and

vi) review the report from the Risk Management Committee regarding any credit risk or violations of applicable marketing policies as part of the Audit Committee's oversight of financial risk management for the Trust, COSL and any other subsidiary of the Trust.

For greater certainty, the Audit Committee will review and assess the internal controls and disclosure controls as part of the certification process regarding financial statements and financial disclosure. However, the review and overall assessment of risk management and control processes related to non-financial matters shall remain with the Board.

C. External Audit

The external auditors shall report directly to the Audit Committee. The Committee will oversee, and review the planning and results of external audit activities and the ongoing relationship with the external auditors. This includes:

i) review, assess the performance and recommend to the Board, for unitholder approval, the appointment, retention and compensation of the external auditors;

ii) review the annual external audit plan;

iii) meet with the external auditors to discuss quarterly and annual financial statements of the Trust, COSL, and other subsidiaries of the Trust, as applicable, and the auditors' reports thereon;

iv) review and report to the Board with respect to the planning, conduct and reporting of the annual audit, including but not limited to:

   a) any difficulties encountered, or restriction imposed by management, during the annual audit;

   b) critical accounting policies and estimates and alternatives to such policies and estimates;

   c) any significant accounting or financial reporting issue;

   d) the auditors' evaluation of the system of disclosure and internal controls, procedures and documentation for the Trust, COSL and other subsidiaries of the Trust;

   e) the post audit or management letter containing any findings or recommendation of the external auditors, including management's response thereto and the subsequent follow-up to any identified disclosure or internal control weaknesses; and

   f) any other material matters the external auditors bring to the Committee's attention;

v) review and pre-approve the non-audit services to be provided by the external auditors' firm or its affiliates (including estimated fees), and consider the impact on the independence of the external audit; where circumstances warrant, this pre-approval may be delegated to the Chair of the Audit Committee;

vi) meet periodically, and at least quarterly, with the external auditors without management present;

vii) meet periodically, and at least quarterly, with management, without the external auditors present;

viii) review any decision by COSL to hire employees or former employees of the Trust's or COSL's current or former external auditors; and

ix) discuss and review with the external auditor, all relationships such auditor has with the Trust and COSL as part of the assessment of the independence of the external auditor, as well as the external auditor's qualification and performance and the results of any internal reviews of the external audit firm as regards to any findings of inadequacies or concerns raised by external governance or regulating bodies.

D. **Internal Audit**

i) review the internal audit functions including:

(A) the purpose, authority and organizational reporting lines;

(B) the annual audit plan, budget and staffing thereof; and

(C) the results of the quarterly reporting memos and of the semi-annual and annual internal audit reports;

ii) review, with the Chief Financial Officer, the Controller and others, as appropriate, the internal system of audit controls and the results of internal audits.

E. **Tax**

i) review and approve any material changes to the corporate structure related to tax planning as proposed by management for the Trust and its subsidiaries; and

ii) review all material tax issues.

F. **Other**

i) review material litigation as such impacts on financial reporting;

ii) review policies and procedures for the review and approval of directors' and officers' expenses and perquisites, including the use of corporate assets, and consider the results of any review of these

areas by an internal audit function, if available, or by the external auditors or a third party consultant, as the Committee deems applicable;

iii) review and approve a summary of the Committee's composition and responsibilities as well as summary of any audit, audit-related and other services by the external auditors for inclusion in the public disclosure documentation of the Trust and COSL, including without limitation, any such disclosure contained in a management proxy circular;

iv) review any related party transactions between the Trust or any subsidiary of the Trust, including COSL and the directors and officers of COSL;

v) review any legal and regulatory matters that may have a material impact on the interim or annual financial statements that are brought to the attention of any member of the Committee or the Board;

vi) conduct or authorize investigation into any matters within the Committee's scope of responsibilities. The Committee shall be empowered to retain independent counsel, accountants or others to assist it in the conduct of any investigation; and

vii) approve the appointment, re-assignment or removal of the Chief Financial Officer of the Corporation, subject to the recommendation of the Corporate Governance and Compensation Committee and the final approval of the Board.

IV. ACCOUNTABILITY

The Committee shall report its discussions to the Board by either distributing the minutes of its meetings or a written summary of such discussions or by oral report at the next Board meeting. Any sensitive materials shall be kept by the Corporate Secretary and/or the Chairman of the Committee.

V. REVIEW

The Committee shall review these terms of reference each annual or, where circumstances warrant, at such short interval as the Committee deems appropriate or necessary, to determine if further additions, deletions or other amendments are required.

FORM 51-101F2
REPORT ON RESERVES DATA
BY
INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR

To the board of directors of Canadian Oil Sands Limited (the "Company"):

1. We have prepared an evaluation of the subsidiary interests of Canadian Oil Sands Trust (the "Trust") as at December 31, 2006. The reserves data consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2006, using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserves estimated as at December 31, 2006, using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2006, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's board of directors:

Independent Qualified Reserves Evaluator	Description and Preparation Date of Evaluation Report	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate - $M)			
			Audited	Evaluated	Reviewed	Total
GLJ Petroleum Consultants	February 5, 2007	Canada	-	$12,922	-	$12,922

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

EXECUTED as to our report referred to above:

GLJ Petroleum Consultants Ltd., Calgary, Alberta, Canada, February 12, 2007

ORIGINALLY SIGNED BY

James H. Willmon, P. Eng.
Vice-President
Corporate Evaluations

FORM 51-101F3
REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION

1. Terms to which a meaning is ascribed in *NI 51-101* have the same meaning in this form. This report is also made in accordance with the terms of an order dated March 12, 2004 issued under the Mutual Reliance Review System.

2. Management of Canadian Oil Sands Limited ("COSL"), as manager of Canadian Oil Sands Trust (the "Trust") is responsible for the preparation and disclosure of information with respect to the oil and gas activities in accordance with securities regulatory requirements of the Trust and of COSL. This information includes reserves data, which consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2006 using forecast prices and costs; and

   (ii) the related estimated future net revenues; and

   (b) (i) proved oil and gas reserves estimated as at December 31, 2006 using constant prices and costs; and

   (ii) the related estimated future net revenues.

   An independent qualified reserves evaluator reviewed and evaluated the Trust's reserves data. The report of the independent qualified reserves evaluator as presented will be filed with securities regulatory authorities concurrently with this report.

   The Reserves, Marketing Operations and Environmental, Health and Safety Committee (the "Reserves Committee") of the Board of Directors of COSL has:

   (a) reviewed the procedures for providing information to the independent qualified reserves evaluator;

   (b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation on the reserves; and

   (c) reviewed the reserves data with management and the independent qualified reserves evaluator.

   The Reserves Committee of the Board of Directors has reviewed the procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with the management. The Board of Directors has, on the recommendation of the Reserves Committee, approved:

   (a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

CANADIAN OIL SANDS LIMITED, on its own behalf and as Manager of **CANADIAN OIL SANDS TRUST**

signed "Marcel R. Coutu"	*signed "Trevor R. Roberts"*
Marcel R. Coutu President and Chief Executive Officer	Trevor R. Roberts Chief Operations Officer
signed "Wayne M. Newhouse"	*signed "Wesley R. Twiss"*
Wayne M. Newhouse Director	Wesley R. Twiss Director

March 1, 2007

Exemption under Rule 12g3-2(b)

Canadian Oil Sands

NEWS RELEASE
For immediate release

Canadian Oil Sands Trust files its year end oil and gas disclosure and related continuous disclosure documents

Calgary, AB., March 22, 2007 (TSX – COS.UN) — Canadian Oil Sands Trust (the "Trust") today filed with Canadian securities authorities the Trust's Annual Information Form for the year ended December 31, 2006, including disclosure and reports relating to reserves data and other oil and gas information pursuant to National Instrument 51-101. The reserves report shows no significant revisions from prior disclosure. The Trust also filed its audited consolidated annual financial statements and related disclosure documents. Copies of these filed documents may be obtained through www.sedar.com, the Trust's website at www.cos-trust.com, or by emailing the Trust at investor_relations@cos-trust.com.

Canadian Oil Sands Trust is an open-ended investment trust that generates income from its indirect 36.74 per cent working interest in the Syncrude Joint Venture. The Trust currently has approximately 479 million units outstanding, which trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust is managed by Canadian Oil Sands Limited.

-30-

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further Information:

Siren Fisekci
Director, Investor Relations:
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com

Form 52-109F1 – Certification of Annual Filings

I, Marcel R. Coutu, President and Chief Executive Officer of Canadian Oil Sands Limited, manager of Canadian Oil Sands Trust (the "Trust") certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of the Trust for the twelve month period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statements of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present, in all material respects, the financial condition, results of operations and cash flows of the Trust, as of the date and for the periods presented in the annual filings;

4. The Trust's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the Trust, and we have:

   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Trust, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the periods in which the annual filings are being prepared;

   b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Trust's GAAP; and

   c. evaluated the effectiveness of the Trust's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the Trust to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the Trust to disclose in the annual MD&A any change in the Trust's internal control over financial reporting that occurred during the Trust's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Trust's internal control over financial reporting.

Date: March 19, 2007

signed "Marcel R. Coutu"

Marcel R. Coutu
President and Chief Executive Officer

Form 52-109F1 – Certification of Annual Filings

I, Allen R. Hagerman, Chief Financial Officer of Canadian Oil Sands Limited, manager of Canadian Oil Sands Trust (the "Trust") certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of the Trust for the twelve month period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statements of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present, in all material respects, the financial condition, results of operations and cash flows of the Trust, as of the date and for the periods presented in the annual filings;

4. The Trust's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the Trust, and we have:

   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Trust, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the periods in which the annual filings are being prepared;

   b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Trust's GAAP; and

   c. evaluated the effectiveness of the Trust's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the Trust to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the Trust to disclose in the annual MD&A any change in the Trust's internal control over financial reporting that occurred during the Trust's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Trust's internal control over financial reporting.

Date: March 19, 2007

signed "Allen R. Hagerman"
Allen R. Hagerman
Chief Financial Officer

CANADIAN OIL SANDS TRUST

NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

to be held on Wednesday, April 25, 2007

The Annual and Special Meeting (the "Meeting") of the holders of trust units of Canadian Oil Sands Trust (the "Trust") will be held in the Grand Lecture Theatre, The Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary, Alberta on Wednesday, April 25, 2007, at 2:30 p.m. (Calgary time) for the following purposes:

1. to receive the consolidated financial statements of the Trust for the year ended December 31, 2006, together with the auditor's report thereon;

2. to consider the appointment of PricewaterhouseCoopers LLP as the auditor of Canadian Oil Sands Limited (the "Corporation") and to direct the Trustee to vote the common shares of the Corporation so as to appoint PricewaterhouseCoopers LLP as the auditor of the Corporation for the ensuing year at a remuneration to be fixed by the Corporation and approved by the directors thereof;

3. to consider the appointment of PricewaterhouseCoopers LLP as the auditor of the Trust for the ensuing year at a remuneration to be fixed by the Corporation and approved by the directors thereof;

4. to consider the Trustee's nominees for election as directors of the Corporation for the ensuing year, and to direct the Trustee to vote the common shares of the Corporation so as to elect directors of the Corporation and to fill any vacancies among the directors of the Corporation that may arise between the Meeting and the first meeting of Unitholders thereafter that considers the election of directors, by appointing to any such vacancy a person selected by the board of the Corporation;

5. to consider, and if deemed appropriate, to pass with or without variation, an ordinary resolution, approving and confirming the Unitholder Rights Plan for the Trust, as more fully described and set forth in the accompanying Management Proxy Circular; and

6. to transact such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

DATED at Calgary, Alberta on March 7, 2007.

By Order of the Directors of Canadian Oil Sands
Limited on behalf of Canadian Oil Sands Trust

"*Signed*" Trudy M. Curran
Trudy M. Curran
General Counsel and Corporate Secretary

Unitholders are referred to the accompanying Management Proxy Circular dated March 7, 2007 for more detailed information regarding the matters to be considered at the Meeting. Capitalized terms used in this Notice that are not defined here have the meanings given to such terms in the Management Proxy Circular.

Only persons registered as holders of trust units on the records of the Trust as of the close of business on March 6, 2007 are entitled to receive notice of, and to vote or act at, the Meeting.

Unitholders who are unable to attend the Meeting in person are requested to date and sign the enclosed form of proxy and to mail it to, or deposit it with, the Trustee of the Trust, Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department). **In order to be valid and acted upon at the Meeting, forms of proxy must be received by Computershare Trust Company of Canada not less than twenty four (24) hours before the time set for the holding of the Meeting or any adjournment thereof.**

Canadian Oil Sands

Annual and Special Meeting of Unitholders
to be held on April 25, 2007

NOTICE OF MEETING
and
MANAGEMENT PROXY CIRCULAR

March 7, 2007

CANADIAN OIL SANDS TRUST

NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

to be held on Wednesday, April 25, 2007

The Annual and Special Meeting (the "Meeting") of the holders of trust units of Canadian Oil Sands Trust (the "Trust") will be held in the Grand Lecture Theatre, The Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary, Alberta on Wednesday, April 25, 2007, at 2:30 p.m. (Calgary time) for the following purposes:

1. to receive the consolidated financial statements of the Trust for the year ended December 31, 2006, together with the auditor's report thereon;

2. to consider the appointment of PricewaterhouseCoopers LLP as the auditor of Canadian Oil Sands Limited (the "Corporation") and to direct the Trustee to vote the common shares of the Corporation so as to appoint PricewaterhouseCoopers LLP as the auditor of the Corporation for the ensuing year at a remuneration to be fixed by the Corporation and approved by the directors thereof;

3. to consider the appointment of PricewaterhouseCoopers LLP as the auditor of the Trust for the ensuing year at a remuneration to be fixed by the Corporation and approved by the directors thereof;

4. to consider the Trustee's nominees for election as directors of the Corporation for the ensuing year, and to direct the Trustee to vote the common shares of the Corporation so as to elect directors of the Corporation and to fill any vacancies among the directors of the Corporation that may arise between the Meeting and the first meeting of Unitholders thereafter that considers the election of directors, by appointing to any such vacancy a person selected by the board of the Corporation;

5. to consider, and if deemed appropriate, to pass with or without variation, an ordinary resolution, approving and confirming the Unitholder Rights Plan for the Trust, as more fully described and set forth in the accompanying Management Proxy Circular; and

6. to transact such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

DATED at Calgary, Alberta on March 7, 2007.

By Order of the Directors of Canadian Oil Sands Limited on behalf of Canadian Oil Sands Trust

"*Signed*" Trudy M. Curran
Trudy M. Curran
General Counsel and Corporate Secretary

Unitholders are referred to the accompanying Management Proxy Circular dated March 7, 2007 for more detailed information regarding the matters to be considered at the Meeting. Capitalized terms used in this Notice that are not defined here have the meanings given to such terms in the Management Proxy Circular.

Only persons registered as holders of trust units on the records of the Trust as of the close of business on March 6, 2007 are entitled to receive notice of, and to vote or act at, the Meeting.

Unitholders who are unable to attend the Meeting in person are requested to date and sign the enclosed form of proxy and to mail it to, or deposit it with, the Trustee of the Trust, Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department). **In order to be valid and acted upon at the Meeting, forms of proxy must be received by Computershare Trust Company of Canada not less than twenty four (24) hours before the time set for the holding of the Meeting or any adjournment thereof.**

TABLE OF CONTENTS

CANADIAN OIL SANDS TRUST

2500 First Canadian Centre
350 -7th Avenue S.W.
Calgary, Alberta
T2P 3N9

MANAGEMENT PROXY CIRCULAR

Relating to the Annual and Special Meeting of Unitholders
to be held on Wednesday, April 25, 2007

To assist you in understanding this Circular, we have used the following terms:

"Canadian Oil Sands" or **"We"**	means the Trust and its subsidiaries.
"CGC"	is the Corporate Governance and Compensation Committee of the Board of Directors of the Corporation.
"Circular"	is this Management Proxy Circular.
"Corporation"	is Canadian Oil Sands Limited, which is both the manager of the Trust and a subsidiary of the Trust.
"Management"	is the management of Canadian Oil Sands Limited.
"Trust"	is Canadian Oil Sands Trust.
"Trust Indenture"	is the Amended and Restated Trust Indenture dated December 20, 2005, as further amended.
"Trustee" or **"Computershare"**	is Computershare Trust Company of Canada, the entity appointed as trustee of the Trust and is also the transfer agent for the Units.
"Units"	are the trust units of Canadian Oil Sands Trust.
"You" or **"Unitholder"**	means a person who holds units in the Trust.

All references to $ in this circular are to Canadian dollars unless stated otherwise.

QUESTIONS AND ANSWERS ON VOTING

As your vote is important to us, we have given you some guidelines on voting your Units. Note that unless otherwise specified, the answers relate to all Unitholders regardless of whether you are a registered or beneficial Unitholder (as explained below).

Q: Am I entitled to vote:

A: If you are a holder of Units at the close of business on **Tuesday, March 6, 2007**, you are entitled to vote at the meeting, or at any adjournment of that meeting, on the items of business set forth in the notice of annual and special meeting of Unitholders.

Q: Am I a registered Unitholder?

A: You are a registered Unitholder if you hold any Units in your own name. Your Units are represented by a physical share certificate.

Q: Am I a beneficial (non-registered) Unitholder?

A: You are a beneficial Unitholder if your Units are held in an account and are recorded in the name of a nominee (bank, trust company, securities broker or other). Your Units are not represented by a physical share certificate but are recorded on an electronic system.

Q: How many votes am I entitled to?

A: You are entitled to one vote for each Unit you hold.

Q: What items of business am I voting on?

A: You are voting on the:

a) election of directors for the upcoming year;

b) appointment of the auditors and authorization of the directors to fix the auditors' remuneration;

c) the approval and confirmation of the Unitholder Rights Plan; and

d) any other business that may be properly brought before the meeting, or any adjournment of that meeting.

Q: How will these items of business be decided at the meeting?

A: A simple majority of the votes cast (50% plus one vote), by the Unitholders who are represented in person or by proxy at the meeting, will constitute approval of the appointment of auditors, the election of directors and the approval and confirmation of the Unitholder Rights Plan.

Q: How do I vote?

A: If you are a registered Unitholder, you can vote in person at the meeting or by proxy.

a) To vote in person – Do not complete and return the form of proxy but simply attend the meeting where your vote will be taken and counted. Be sure to register with Computershare, our transfer agent and registrar, when you arrive at the meeting.

b) To vote by proxy – you can convey your voting instructions by completing your proxy and returning it to Computershare and by doing so your Units will be voted at the meeting by C.E. (Chuck) Shultz or Marcel R. Coutu, who are the appointees set forth in the accompanying form of proxy or by such other person as you may specify in your completed proxy. Instructions as to how to convey your voting instructions by any of these means are set forth on the back of the form of proxy and should be carefully followed.

c) If you convey your instructions by **mail**, your instructions must be received by 2:30 p.m. (mountain daylight time) on the last business day (April 24, 2007) preceding the day of the meeting, or any adjournment of that meeting.

If you are a beneficial Unitholder, your nominee will have their own means of conveying voting instructions which should be carefully followed. Most nominees will mail you a voting instruction form that will need to be completed and returned. In addition to conveying voting instructions by mail, a nominee may also provide you with the option to convey your voting instructions by telephone, facsimile or internet.

If you hold your Units both as a registered and beneficial Unitholder, you will need to convey your vote using each of the applicable procedures set forth above.

Q: As a beneficial Unitholder can I vote in person at the meeting?

A: Yes, but only if you are appointed as proxyholder in respect of your Units. We do not have the names of the beneficial Unitholders and so, if you attend the meeting, we will not have a record of the number of Units you own or your entitlement to vote, unless your nominee has appointed you as proxyholder. To be appointed, you should insert your own name in the space provided on the voting instruction form provided to you by your nominee and carefully

follow the instructions provided. Do not otherwise complete the form. This will allow you to attend the meeting and vote your Units in person. Be sure to register with Computershare when you arrive at the meeting.

Q: Can I appoint a person as proxyholder other than the management nominees, C.E. (Chuck) Shultz and Marcel R. Coutu?

A: Whether or not you attend the meeting, you have the right to appoint a person, who does not need to be a Unitholder, to represent you and vote your Units in accordance with your voting instructions at the meeting. To exercise this right, strike out the name of the management nominees in the accompanying form of proxy and insert the name of the person you wish to act as proxyholder, or complete another proper form of proxy.

Q: Who is soliciting my proxy?

A: Management is soliciting your proxy and the costs of doing so are being borne by Canadian Oil Sands. We have hired Valiant Trust Company to solicit proxies. In addition to soliciting proxies by mail and by Valiant Trust Company, employees of Canadian Oil sands may also, without additional compensation, solicit personally or by telephone.

Q: How will my proxy be voted?

A: Your proxyholder, whether it is the management nominees or another person designated by you, must vote or withhold your vote in accordance with the instructions you have conveyed. If you do not convey any instructions and appoint a proxyholder, you can let your proxyholder decide your vote for you. If you do not convey any instructions and appoint the management nominees as proxyholder or your proxyholder does not give specific instructions, your Units will be voted FOR the election of directors, the appointment of auditors, and the approval and confirmation of the Unitholder Rights Plan as set out in the management proxy circular.

Q: What if there are amendments or variations to the items of business set forth in the notice of meeting or other matters are brought before the meeting?

A: The enclosed form of proxy gives the person named in it the authority to use their discretion on voting on amendments or variations of the items set forth in the notice of meeting and on any other matters brought before the meeting. Proxyholders will vote in accordance with their best judgement pursuant to this discretionary authority.

As at the date of this management proxy circular, the Board and Management do not know of any variations or amendments to the proposed items of business or any additional matters which may be presented for consideration at the meeting.

Q: Can I change my mind once I have submitted my proxy?

A: Yes. You can revoke your proxy at any time before it is acted upon.

As a registered Unitholder, if your proxy was submitted by mail, you can revoke it by depositing an instrument in writing executed by you, or by your attorney authorized in writing, or if the Unitholder is a corporation, under corporate seal or by an officer or attorney duly authorized at the registered office of Canadian Oil Sands or with Computershare at the address shown on the proxy form. If you conveyed your voting instructions by telephone or internet then conveying new instructions will revoke prior instructions.

Instructions can be revoked at any time up to and including 2:30 p.m. (mountain daylight time) on the business day preceding the meeting (April 24, 2007), or any adjournment of that meeting; or by depositing the revoking instrument with the Chair of the meeting on the day of the meeting, or any adjournment of that meeting; or in any other manner permitted by law, including personal attendance at the meeting, or any adjournment of that meeting.

If an instrument of revocation is deposited with the Chair, it will not be effective with respect to any item of business that has been voted upon prior to the deposit.

If you are a beneficial Unitholder, you should contact your nominee for instructions on how to revoke your proxy.

Q: Who counts the votes?

A: Computershare, our transfer agent and registrar, who will also act as scrutineer at the meeting.

Q: How are my Units voted if a ballot is called at the meeting on any of the items of business and a proxyholder other than myself is appointed?

A: Your Units will be voted as you specified in your proxy. If no such specification is made, then your Units will be voted FOR the election of directors, the appointment of auditors and approval and confirmation of the Unitholder Rights Plan set out in this management proxy circular.

Q: Who can I contact if I have any further questions on voting at the meeting?

A: You can contact Computershare, our transfer agent and registrar:

By E-mail: service@computershare.com

By Telephone: 1-800-564-6253

OR

Valiant Trust, our solicitation agent:

By E-mail: inquiries@valianttrust.com

By Telephone: 1-866-313-1872

SOLICITATION OF PROXIES

Solicitation of Proxies by Management

This Circular is furnished in connection with the solicitation of proxies on behalf of the Trustee by the Management of the Corporation pursuant to the terms of the Management Agreement between the Corporation and the Trust dated July 5, 2001, as amended, for use at the Annual and Special Meeting (the "Meeting") of the Unitholders of the Trust to be held on Wednesday, April 25, 2007 at the time and place and for the purposes set forth in the accompanying Notice of Annual and Special Meeting of Unitholders (the "Notice of Meeting"), and at any adjournment thereof. In order to be voted at the Meeting or any adjournment thereof, proxies must be received by Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department), not less than twenty-four (24) hours before the Meeting or adjournment thereof.

Costs and Manner of Solicitation

Proxies in the enclosed form are solicited by Management. Solicitation of proxies will be primarily by mail, but directors, officers and employees of the Corporation may, without special compensation, solicit proxies in person or by telephone, facsimile or other form of electronic communication. We also have retained Valiant Trust Company ("Valiant") to act as proxy solicitation and information agent to assist in the solicitation of proxies for the Meeting. We are paying Valiant a fee of $15,000 plus reimbursement of certain out-of-pocket expenses for this proxy solicitation. The cost of this solicitation of proxies and the preparation and mailing of this Circular will be borne by the Trust.

APPOINTMENT AND REVOCATION OF PROXY

Appointment of Proxy

If you wish to have your Units voted at the Meeting by proxy, you must submit a properly completed instrument of proxy to Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department). **In order to be valid and acted upon at the Meeting, a properly completed instrument of proxy must be received by the Trustee not less than twenty-four (24) hours before the time set for the holding of the Meeting or any adjournment thereof.**

You are only entitled to receive notice of, and to vote or act at, the Meeting or any adjournment thereof if you were a Unitholder of record at the close of business on March 6, 2007 (the "Record Date"). If you became a Unitholder after the Record Date, you cannot vote at the Meeting or any adjournment thereof.

If you want to appoint a proxy, you must do so in a written document appointing a proxy and the document must be executed by you or by your duly authorized attorney in writing. If you are a corporation, the document must be under corporate seal by your duly authorized officer or attorney. An instrument of proxy signed by a person acting as attorney or in some other representative capacity should expressly reflect such capacity (following his or her signature) and should be accompanied by the appropriate instrument evidencing his or her qualification and authority to so act.

The persons designated in the enclosed form of proxy furnished by Management are directors and officers of the Corporation. If you are entitled to vote at the Meeting, you may appoint a person other than those named in the enclosed form of proxy to attend and act for and on behalf of you at the Meeting or any adjournment thereof. To exercise this right, you must insert the name of the person you want to represent you (who does not need to be a Unitholder) in the blank space provided in the enclosed form of proxy and submit such form in the manner described above, or submit another appropriate instrument of proxy.

Revocation of Proxy

If you have submitted a form of proxy, you may revoke it at any time prior to the exercise of that proxy by depositing an instrument in writing executed by you or your attorney or authorized agent, either with Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department) at

any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or prior to the commencement of the adjourned meeting. Upon making either such deposits, your prior proxy is revoked. You may also revoke a previously given proxy by personally attending the Meeting and voting your Units in person, or in any other manner permitted by law.

Voting of Proxies and Exercise of Discretion by Proxyholders

On any ballot taken at the Meeting, the nominees named in the enclosed form of proxy will vote or withhold from voting the Units in respect of which they have been appointed nominee in accordance with the directions of the Unitholders appointing them. In the absence of such direction, the Units represented by valid instruments of proxy executed in favour of the Management designees and deposited in the manner described above will be voted "FOR" all matters identified in the Notice of Meeting.

The enclosed form of proxy gives the nominees named in the proxy form discretionary authority regarding any amendments or variations of the matters identified in the proxy and Notice of Meeting. The proxy form also gives the nominees discretionary authority to act on any other matters that may properly come before the Meeting or any adjournment thereof. At the time of mailing of this Circular, neither the Trustee nor Management knows of any such amendments, variations or other matter.

Advice to Beneficial Holders of Units

The information set forth in this section is very important to you if you do not hold Units in your own name. If you hold Units through a broker, financial institution, trustee, nominee or other intermediary or otherwise (referred to in this section as "Beneficial Holders"), you should note that only proxies deposited by persons whose names appear on the records of the Trust as the registered holders of Units will be recognized and acted upon at the Meeting.

Units that are listed in an account statement provided to you by a broker are probably not registered in your own name on the records of the Trust. Such Units are more likely to be registered in the name of your broker or an agent of that broker. In Canada, most such Units are registered in the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Units held by brokers or other intermediaries on your behalf can only be voted (for or against resolutions) at your direction. Without specific instructions, brokers and other intermediaries are prohibited from voting Units for their clients. You should ensure that instructions regarding the voting of your Units are communicated to the appropriate person by the appropriate time.

Applicable regulatory policy in Canada requires brokers and other intermediaries to seek voting instructions from you in advance of Unitholder meetings. Each broker or other intermediary has its own mailing procedures and provides its own return instructions to clients. You should carefully follow these procedures and instructions to ensure that your Units are voted at the Meeting. In some cases, the form of proxy or voting instruction form provided to you by or on behalf of your broker or other intermediary is very similar, even identical, to the enclosed form of proxy being solicited by Management. The purpose of the form of proxy or voting instruction form provided by or on behalf of a broker or other intermediary, however, is limited to instructing the registered holder (the broker or other intermediary, or an agent thereof) how to vote on your behalf. Most brokers now delegate responsibility for obtaining voting instructions from clients to ADP Investor Communications ("ADP"). ADP typically supplies voting instruction forms, mails those forms to you and asks you to return the forms to ADP or follow specified telephone or internet-based voting procedures. ADP then tabulates the results of all instructions received and provides appropriate instructions regarding the voting of Units to be represented at the Meeting. **If you receive a voting instruction form from ADP, you cannot use that form to vote your Units directly at the Meeting, but must instead return the voting instruction form to ADP or complete the telephone or internet-based voting procedures well in advance of the Meeting to have such Units voted at the Meeting on your behalf.**

Although you may not be recognized directly at the Meeting for the purposes of voting Units registered in the name of your broker or other intermediary, you may attend the Meeting as proxyholder for the registered holder and vote your Units in that capacity. If you wish to attend the Meeting and indirectly vote your own Units, you must do so as proxyholder for the registered holder. To do this, you should enter your own name in the blank space on

the form of proxy or voting instruction form provided to you and return the document to your broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Each Unit entitles the holder of the Unit to one vote on all matters coming before the Meeting. Only Unitholders of record as of the close of business on the Record Date (March 6, 2007) are entitled to receive notice of the Meeting. As at the date hereof, there are 479,109,770 Units issued and outstanding.

If you are shown as a Unitholder on the Unitholder list kept by Computershare on the Record Date, you will be entitled to vote at the Meeting or any adjournment thereof on the basis of one vote for each Unit shown opposite your name on the Trust's register of Unitholders even if you dispose of your Units after the Record Date. No person who becomes a Unitholder after the Record Date will be entitled to vote or act at the Meeting or any adjournment thereof.

The Trustee, on behalf of the Trust, holds all of the issued and outstanding common shares of the Corporation (the "COSL Shares"). There are no other shares of the Corporation issued and outstanding.

To the knowledge of Computershare, the Corporation, and the Corporation's directors and senior officers: (a) no person beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the issued and outstanding Units; and (b) CDS & Co., a Canadian depository for securities, is the only entity shown on the Trust's register of Unitholders to be the registered holder of more than 10% of the issued and outstanding Units. As at March 1, 2007, to the knowledge of the Trustee and the Corporation, the directors and officers of the Corporation hold, in the aggregate, 566,032 Units, representing less than 1% of the issued and outstanding Units.

MATTERS COMING BEFORE THE MEETING

1. Financial Statements

The annual consolidated financial statements of the Trust for the fiscal year ended December 31, 2006, together with the auditor's report thereon, are being sent concurrently to you with this Circular as part of the 2006 Annual Report. No formal action will be taken at the Meeting to approve the financial statements. The Trust Indenture only requires that the financial statements be sent to you in advance of the Meeting. If you have questions regarding such financial statements, you may ask your questions at the Meeting.

2. Appointment of Auditor

The Board recommends that PricewaterhouseCoopers LLP, Chartered Accountants, be appointed auditor of the Trust and the Corporation for the ensuing year at a remuneration to be fixed by the Corporation and approved by the Corporation's directors. PricewaterhouseCoopers LLP was first appointed on April 19, 1996 as the auditor of a predecessor of the Trust, also named Canadian Oil Sands Trust, and was appointed as the auditor of the Trust and the Corporation's predecessors in July and August 2001. The lead and concurring audit partner for the Trust is rotated every five years. The aggregate fees paid to PricewaterhouseCoopers LLP (exclusive of GST) in 2006 and 2005 were as follows:

Fees Descriptions	2006	2005
Audit	$336,500	$203,000
Audit Related	$8,000	$14,000
Tax	$213,000	$167,000
All Other	Nil	Nil

Audit fees increased substantially in 2006 primarily as a result of the increased scope of audit to include the Trust's internal control over financial reporting as well as the internalization of the marketing activities. Most of the tax services relates to tax return filings and assessments.

Unless otherwise directed by the Unitholders appointing them proxy, the persons named in the enclosed form of proxy intend to vote at the Meeting to: (a) approve the reappointment of PricewaterhouseCoopers LLP as the auditor of the Trust for the ensuing year; and (b) direct the Trustee to vote the COSL Shares in favour of the appointment of PricewaterhouseCoopers LLP as the auditor of the Corporation for the ensuing year, in each case at a remuneration to be fixed by the Corporation and approved by the Corporation's directors.

Representatives of PricewaterhouseCoopers LLP will be present at the Meeting and will have the opportunity to make a statement and to respond to appropriate questions.

3. **Election of Directors**

Board Composition and Size

The Corporation currently has a board of directors (the "Board" or "Board of Directors") consisting of nine members, all of whom but one (the President and Chief Executive Officer of the Corporation) are independent. The Trustee, as the direct holder of all of the COSL Shares, is the only party entitled to directly cast votes for the election of directors.

The Board of Directors is elected annually and consists of such number as may be fixed from time to time by the directors, being not less than five nor more than 10 directors. In addition, the articles of the Corporation currently allow the Board of Directors to appoint one or more additional directors between annual general meetings to serve until the next annual general meeting. In September of 2006, the Board exercised its ability to appoint an additional director between meetings and appointed Brant G. Sangster to the Board. Mr. Sangster had been the Senior Vice President, Oil Sands at Petro-Canada and, prior to his retirement, was responsible for Petro-Canada's heavy oil interests, including their interest in the Syncrude Joint Venture and in the Fort Hills project. Mr. Sangster's wealth of experience in the oil and gas industry, especially the oil sands sector, as well as in marketing and refining, made him a very attractive candidate in stewarding Canadian Oil Sands. In addition, Mr. Sangster is a member of the review committee appointed by the Alberta Government which is consulting various stakeholders on oil sands expansion.

By resolution of the Board, the number of directors to be elected at the Meeting has been fixed at nine. Having nine directors allows delegation of certain matters that require more in-depth oversight and analysis to be handled by committees of the Board of an appropriate size and composition. Each of the persons listed below is proposed to be nominated as a director of the Corporation to serve until the next annual meeting of Unitholders of the Trust or until his or her successor is elected or appointed, and each has agreed to serve as a director if elected.

Nominees

The Corporate Governance and Compensation Committee ("CGC") of the Board considered the skills and attributes necessary or desirable for members of the Board to have in order to effectively govern Canadian Oil Sands, given the nature of our business and its size in terms of revenues, market capitalization, the number of employees and the internalization of the marketing department as well as the various political and regulatory matters facing the oil sands industry. The CGC then considered the skills and experience along with as the ages of its current Board members as well as those of various external candidates. In determining the nominees, the CGC and other Board members considered their contacts in the industry to identify potential new candidates. The CGC also considered that, in the future, it may use third party search firms in this regard. The CGC conducts an annual assessment of the responsibilities, duties and workload of the Board and its committees. With the retirement of Mr. O'Donoghue from the Board at the Meeting, the CGC determined that the Trust would benefit from a candidate who not only had financial experience but also experience operating a company, either as a chief executive officer or as a chief financial officer. Accordingly, following consultations and assessments of various potential candidates, the CGC recommended that, in addition to the current Board nominees, the Board nominate Mr. Donald J. Lowry as a candidate for the Board. Mr. Lowry is the President and Chief Executive Officer of Epcor Inc. and has more than 25 years of experience in industry with specific experience in the utilities and telecommunications industries, having held senior executive positions with EPCOR, and AGT/Telus. Mr. Lowry currently sits on the Alberta Economic Development Board and is a member of that entity's fiscal and tax reform committee. In 2005, Mr. Lowry was named by Alberta Venture as one of Alberta's most respected leaders.

The nine individuals identified in the table below (the "Nominees") are proposed by the Trustee, on behalf of the Trust, for election as directors of the Corporation, to serve until the next annual meeting of the Unitholders of the Corporation or until their successors are duly elected or appointed. Unless specified in the enclosed form of a proxy that the Units represented by the Proxy shall be withheld from voting for the election of the proposed nominees for election as directors, it is the intention of the persons designated in the form of proxy to vote FOR the election of the proposed nominees set forth herein. Management does not expect that any of the nominees would be unable to serve as a director but should that circumstance arise at any time prior to the Meeting, the discretionary authority conferred by the enclosed form of proxy will be exercised to grant approval to the Trustee to vote the COSL Shares for the election as director of such other person or persons as may be nominated by the Trustee. In this regard, the Trustee will nominate such person or persons as may be selected by the Corporation.

The names of the Nominees, their province and country of residence, their current principal occupations, the year in which each first became a director of the Corporation or one of its predecessor companies, and the number of Units beneficially owned or over which control or direction is exercised by each such Nominee as at March 1, 2007, are as follows:

Name and Province and Country of Residence	Year First Became a Director	Current Principal Occupation	Independent	Number of Units Beneficially Owned or over which Control or Direction is Exercised as at March 1, 2007
MARCEL R. COUTU Alberta, Canada	2001	President and Chief Executive Officer, Canadian Oil Sands Limited	No(1)	200,401(2)
E. SUSAN EVANS, Q.C.(3)(4) Alberta, Canada	1997	Corporate Director	Yes	60,334
DONALD J. LOWRY Alberta, Canada	N/A	President and Chief Executive Officer, Epcor Inc.	Yes	0
THE RIGHT HONOURABLE DONALD F. MAZANKOWSKI(4) Alberta, Canada	2002	Corporate Director and Business Consultant	Yes	47,710
WAYNE M. NEWHOUSE(3)(5) Alberta, Canada	1996	Corporate Director	Yes	29,750
BRANT G. SANGSTER.(4)(5) Alberta, Canada	2006	Corporate Director	Yes	1,600
C.E. (CHUCK) SHULTZ(3)(5) Alberta, Canada	1996	Chairman and Chief Executive Officer, Dauntless Energy Inc. (private oil and gas corporation)	Yes	99,430
WESLEY R. TWISS(3)(5) Alberta, Canada	2001	Corporate Director	Yes	41,720(6)
JOHN B. ZAOZIRNY, Q.C.(4) Alberta, Canada	1996	Counsel, McCarthy Tétrault LLP (law firm)	Yes	30,000

Notes:

(1) Mr. Coutu is the President and Chief Executive Officer of the Corporation and therefore is a non-independent director.

(2) Includes 43,834 Units over which Mr. Coutu exercises control or direction.

(3) Member of the Audit Committee.

(4) Member of the CGC.

(5) Members of the Reserves, Marketing Operations and Environmental, Health & Safety Committee.

(6) Includes 5,470 Units over which Mr. Twiss exercises control or direction.

The biographies of the current Directors who are standing for re-election are contained on our website at www.cos-trust.com/corporate information/directors and can also be found in our annual report for 2006. The biography of Mr. Donald Lowry can be found at our website at www.cos-trust.com/corporateinformation/directors.

Unless otherwise directed by the Unitholders appointing them proxy, the persons named in the enclosed form of proxy intend to vote at the Meeting to direct the Trustee to vote the COSL Shares so as to elect as directors of the Corporation all of the Nominees identified above, and to fill any vacancies among the directors of the Corporation that may arise between the Meeting and the first meeting of the Unitholders thereafter that considers the election of directors, by appointing to any such vacancy a person selected by the Corporation.

4. Special Matters To Be Considered At The Meeting- The Unitholder Rights Plan of the Trust

You are asked to consider and, if deemed advisable, pass an ordinary resolution, the text of which is set out below, to approve and reconfirm the Unitholder Rights Plan of the Trust dated April 26, 2004.

Background

A rights plan (the "Rights Plan") for the Trust was approved by Unitholders in 2001 and then was amended and re-approved on April 26, 2004. As required by Section 5.16 of the Rights Plan, to continue, the Rights Plan must be confirmed by the Unitholders every three years. There are three amendments to the text of the original Rights Plan. The first amendment is an adjustment to the stated exercise price to the dollar amount that reflects the Unit split that was effective May 3, 2006. Accordingly, the definition of "Exercise Price" now reads "shall mean, as of any date following May 3, 2006, the price at which a holder may purchase the securities issuable upon exercise of one whole Right which, until adjustment thereof in accordance with the terms hereof, shall be **$55**". The second amendment is to reduce the limit of the increase on the price or consideration payable under a second bid to the Locked Up person from **5%** to **2.5%**. This change was made to reflect the comments from a third party proxy advisory firm. Accordingly, the reference in Section 1.1(cc) in the definition of Lock Up Agreement, paragraph (iii) (a) to 5% would be deleted and changed to 2.5%. Finally, there was a typo graphical error in the definition of "Acquiring Person" in that there was a reference to "Convertible Securities Acquisition" in section 1.1(a) (ii) which was missed. No other changes have been made to the text from that which was last approved by Unitholders in 2004. The Board of Directors has received advice and comments from an independent third party proxy advisory firm and has incorporated comments from such entity in the amended Rights Plan.

The primary objective of the Rights Plan is to provide the Board with sufficient time to explore and develop alternatives for maximizing Unitholder value if a take-over bid is made for Units and to provide every Unitholder with an equal opportunity to participate in such a bid. The Rights Plan encourages a potential acquiror to proceed either by way of a Permitted Bid (as defined in the Rights Plan), which requires the take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board. Unitholders are advised that the Rights Plan may preclude their consideration or acceptance of offers which are inadequate and do not meet the requirements of a Permitted Bid.

The terms of the Rights Plan conform to the terms of similar plans now prevalent for many other Canadian public companies and are the same as the terms contained in the existing rights plan approved by the Unitholders in 2004. Below is a summary of the principal terms of the Rights Plan which is qualified in its entirety by reference to the text of the Rights Plan. A Unitholder may obtain a copy of the Rights Plan by contacting: Trudy M. Curran, General Counsel and Corporate Secretary, Canadian Oil Sands Limited, 2500 First Canadian Centre, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9; telephone (403) 218-6240; facsimile (403) 218-6210.

In choosing to ask Unitholders to reconfirm the Rights Plan, the Board considered the legislative framework in Canada governing take-over bids. Under provincial securities legislation, a take-over bid generally means an offer to acquire voting or equity units of a person or persons, where the Units subject to the offer to acquire, together with units already owned by the bidder and certain related parties thereto, total 20% or more of the outstanding Units of the Trust. The existing legislative framework for take-over bids in Canada raises the following concerns for Unitholders of the Trust:

(a) Time – Current legislation permits a take-over bid to expire 35 days after it is started. The Board is of the view that this is not sufficient time to permit you to consider a take-over bid and make a reasoned and unhurried decision. Under the Rights Plan, you will have 60 days under a Permitted Bid to make a decision and have time to solicit other alternatives to ensure that the maximum Unitholder value is obtained.

(b) Pressure to Tender – You may feel compelled to tender to a take-over bid which you consider to be inadequate out of a concern that, if you fail to do so, you may be left with illiquid or minority discounted Units. This is particularly so in the case of a partial take-over bid for less than all of the Units, where the bidder wishes to obtain a control position but does not wish to acquire all of the Units. Through a Permitted Bid, the Rights Plan provides you with a tender approval mechanism which is intended to ensure that you can separate the decision to tender from the approval or disapproval of a particular take-over bid.

(c) Unequal Treatment – While existing provincial securities legislation has substantially addressed many concerns in this regard, there remains the possibility that control of the Trust may be acquired pursuant to a private agreement in which one or a small group of Unitholders dispose of Units at a premium to market price which premium is not shared with you. In addition, a person may slowly accumulate Units through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all Unitholders.

Neither at the time of adoption of the Rights Plan in 2001 and 2004 nor at the date of this Circular was the Board of Directors aware of any specific take-over bid of the Units that has been made or is contemplated.

Summary of Rights Plan

Effective Date – The effective date of the Rights Plan is April 26, 2004.

Term – Ten years following May 11, 2004, subject to reconfirmation and approval by a majority vote of the Unitholders of the Trust at every third annual meeting following May 11, 2001.

Issue of Rights – On May 11, 2001, one right (a "Right") was issued and attached to each Unit then outstanding and will continue to attach to each Unit subsequently issued.

Rights Exercise Privilege – The Rights will separate from the Units and will be exercisable eight trading days (the "Separation Time") after a person has acquired, or commences a take-over bid to acquire, 20% or more of the Units, other than by an acquisition pursuant to a take-over bid permitted by the Rights Plan (a "Permitted Bid"). The acquisition by any person (an "Acquiring Person") of 20% or more of the Units, other than by way of a Permitted Bid, is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Eight trading days after the occurrence of the Flip-in Event, each Right (other than those held by the Acquiring Person) will permit the purchase of Units at a 50% discount to their market price. The issue of the Rights is not initially dilutive. Upon a Flip-in Event occurring and the Rights separating from the Units, reported earnings per Unit on a fully diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution. The definition of Permitted Bid and Exempt Acquisitions includes not only Units but also the issuance of convertible securities.

Lock-Up Agreements – A bidder may enter into lock-up agreements with Unitholders whereby such Unitholders agree to tender their Units to the take-over bid (the "Subject Bid") without a Flip-in Event (as referred to above) occurring. Any such agreement must permit the Unitholder to withdraw the Units to tender to another take-over bid or to support another transaction that exceeds the value of the Subject Bid by as much or more than a specified amount. With the proposed amendment to the Rights Agreement, any lock-up agreement cannot have a break fee payable in excess of the greater of: (a) 2.5% (versus the prior 5%) of the consideration paid under the lock-up agreement and (b) 50% of the difference in the value under another take-over bid or transaction.

Certificates and Transferability — Prior to the Separation Time, the Rights are evidenced by a legend imprinted on certificates for the Units issued from and after the effective date of the Rights Plan and are not to be transferable separately from the Units. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the Units.

Permitted Bid Requirements – The requirements for a Permitted Bid include the following:

(a) the take-over bid must be made by way of a take-over bid circular;

(b) the take-over bid must be made to all Unitholders;

(c) the take-over bid must be outstanding for a minimum period of 60 days and Units tendered pursuant to the take-over bid may not be taken up prior to the expiry of the 60-day period and only if at such time more than 50% of the Units held by Unitholders, other than the bidder, its affiliates and persons acting jointly or in concert and certain other persons (the "Independent Unitholders"), have been tendered to the take-over bid and not withdrawn; and

(d) if more than 50% of the Units held by Independent Unitholders are tendered to the take-over bid within the 60-day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of Units for an additional 10 business days from the date of such public announcement.

The Rights Plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days.

Waiver – The Board, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event (an "Exempt Acquisition") where the take-over bid is made by a take-over bid circular to all holders of Units. Where the Board exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for the Trust made by a take-over bid circular to all holders of Units prior to the expiry of any other bid for which the Rights Plan has been waived.

Redemption – The Board, with the prior approval of a majority vote of the votes cast by Unitholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy, at a meeting duly called for that purpose, may redeem the Rights at $0.001 per Unit. Rights may also be redeemed by the Board without such approval following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

Amendment – The Board may amend the Rights Plan with the approval of a majority vote of the votes cast by Unitholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy at a meeting duly called for that purpose. The directors without such approval may correct clerical or typographical errors and, subject to approval as noted above at the next meeting of the Unitholders (or holders of Rights, as the case may be), may make amendments to the Rights Plan to maintain its validity due to changes in applicable legislation. The correction to the definition of the Exercise Price is a correction of this type and accordingly within the authority of the directors as the Rights Agreement already contemplates adjustments for stock splits.

Board of Directors – The Rights Plan will not detract from or lessen the duty of the Board to act honestly and in good faith with a view to the best interests of the Trust. The Board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to Unitholders as are considered appropriate.

Exemptions for Investment Advisors – Investment advisors, trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20% of the Units are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

Approvals

a) Regulatory Approval

The Toronto Stock Exchange (the "TSX") accepted notice for filing of the Rights Plan subject to certain conditions being satisfied including, among other things, the ratification of the Unitholders measured by a majority of votes cast by Unitholders at the Meeting in favour of the resolution confirming the Rights Plan Agreement. The TSX further requires that if the Rights Plan Agreement is not confirmed as aforesaid, then it must be rescinded or otherwise cancelled and be of no further effect immediately after the Unitholders' meeting called to confirm it.

b) Unitholder Approval

Ordinary resolutions of Unitholders require approval by more than 50% of the votes cast by Unitholders represented in person or by proxy at the Meeting. To properly transact the special business to come before the Meeting, a quorum of two or more persons (either represented in person or by proxy) must be present representing no less than 20% of the aggregate number of outstanding Units entitled to vote at the Meeting.

At the Meeting, Unitholders will be asked to consider and, if thought appropriate, approve the resolution set forth below to continue the Rights Plan under the Rights Plan agreement and to ratify, confirm and approve the Rights Plan agreement.

The Rights and the Rights Plan will terminate and be void and of no further force and effect at and from the close of business on the date of termination of the Meeting if the Rights Plan is not confirmed by a majority of the votes cast by Unitholders at the Meeting in favour of the resolution confirming the Rights Plan.

The text of the resolution to continue the Rights Plan under the Rights Plan agreement and to ratify, confirm and approve the Rights Plan agreement is set forth below:

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. The Unitholder rights plan agreement as of April 26, 2004, between the Trust and the Trustee, its successor and assignees, as rights agent with the amendments to the definition of "Acquiring Person", "Exercise Price", and "Lock-up Agreement", a summary of which is included in the Management Proxy Circular, as may be amended pursuant to its terms, be and same is hereby ratified, confirmed and approved.

2. Any director or officer of Canadian Oil Sands Limited be and is hereby authorized to execute and deliver such other documents and instruments and take such other actions as such director or officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any documents or instruments and the taking of any such actions.

Recommendation of the Board

The Board unanimously recommends that you vote for the ordinary resolution approving and confirming the Rights Plan as set out above. **Unless otherwise directed by the Unitholders appointing them, the persons named in the enclosed form of proxy intend to vote, at the Meeting, for approval of such ordinary resolution.**

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of a board of directors, the committees of the board and the board members who are elected by and are accountable to their constituent securityholders, as well as the evaluation of the role of the individual members of management who are appointed by the board of directors and who are charged with the day-to-day management of the issuer. The Trust does not have officers and directors. Instead, the Trust is governed, for the most part, by the Corporation and the Corporation's board of directors.

The Board of Directors is comprised of experienced leaders who share their financial, operational and political experience in industry and, in particular, the oil and gas sector with a view to providing effective stewardship of Canadian Oil Sands. They bring sound judgment, integrity and independence of thought to the task and are encouraged to speak their minds, while respecting others, so that different viewpoints can flourish in the process of developing a reasoned conclusion.

The Board continues to believe that effective governance and accountability improves the performance of Canadian Oil Sands and benefits all securityholders. The Board and Management are committed to good corporate governance, bearing in mind the particular nature of the business of Canadian Oil Sands. Our corporate governance practices satisfy the requirements and recommendations of National Policy 58-201 and National Instrument 58-101 (together, the "CSA Rules") in that we have either adopted terms of reference or implemented procedures that meet the governance guidelines outlined therein. Additionally, the securities regulators have set out specific governance requirements for audit committees and the independence of such committees in Multilateral Instrument 52-110 (the "Audit Requirements"). Annually, the CGC considers the CSA Rules, the corporate governance guidelines issued by various investor groups and the practices of various other public issuers. The Board of Directors and Management consider good corporate governance to be central to the efficient and effective operation of Canadian public issuers. The Board regularly reviews its corporate governance practices in light of developing requirements and implements changes where the Board believes it is appropriate to do so.

Independence of the Board

The Board of Directors functions independently of Management, and retains all powers that are not expressly delegated to Management. The CGC and the Board have assessed the experience, corporate skills and corporate relationships of the current directors and believe that, other than Mr. Coutu, who is an officer of the Corporation, each director is an "independent" director. An "independent director" is a director who is independent of management and is a person who does not have any direct or indirect material relationship with the issuer which, in the view of the board of directors of the issuer, could reasonably interfere with the exercise of the member's independent judgment. All members of the Audit Committee are financially literate and independent in accordance with the Audit Requirements.

All committees of the Board of Directors are composed entirely of independent directors and in camera meetings of the independent Board members are held regularly. The composition of the Board, including the independence of the Chairman and his specified role, provides the Board with appropriate structures and procedures to ensure that the Board can function independently of Management.

Other Directorships

Certain directors of the Corporation serve as directors of other issuers. The CGC and Chairman of the Board monitor the amount of other board memberships for current and proposed directors on an ongoing basis to ensure the ability of all directors to effectively act in the best interests of the Trust.

The nominees for election as directors of the Corporation that are directors of other public companies or reporting entities are as follows: Ms. E. Susan Evans serves on the board of directors of Enbridge Inc.; The Right Honourable Donald F. Mazankowski serves as a director of the following public companies: ATCO Ltd., Canadian Utilities Limited, Great West Life Co., IGM Financial Incorporated, Power Corporation of Canada, Power Financial Corporation, Shaw Communications Inc., Weyerhauser Company, and Yellow Pages Income Fund; Mr. Donald Lowry serves as a director of EPCOR Power LP and Hydrogenics; Mr. Brant G. Sangster is a director of Titanium Corporation; Mr. C.E. (Chuck) Shultz is a director of Enbridge Inc. and Newfield Exploration Company; Mr. Wesley R. Twiss is a director of the following public companies: Keyera Facilities Inc., EPCOR and Addax

Petroleum Corporation; and Mr. John B. Zaozirny, Q.C. is a director of the following public entities: Fording Canadian Coal Trust, IPSCO Inc., Pengrowth Corporation, TerraVest Income Fund, Provident Energy Ltd., Computer Modelling Group, Bankers Petroleum Inc., Candax Energy Inc., Coastal Energy Co., Canaccord Capital Corp., and Bayou Bend Petroleum Ltd.

Board Succession

In 2006, the CGC considered succession planning for Board members and discussed guidelines to assist in the process of identifying new Board members. The profile of ideal characteristics and qualifications of new nominees which was created in 2005 and which takes into account the Trust's governance framework and current Board composition was updated to reflect the added focus on marketing and financial control issues as well as changes in the political and regulatory arena applicable to Canadian Oil Sands. In particular, in 2006 the CGC considered upcoming retirements as well as expected future retirements in determining attributes for the 2007 Board candidates. The process undertaken in 2006 is further described under "Election of Directors – Board Composition and Size" on page 8 of this Circular.

Responsibilities of the Board

The Board of Directors sees its principal role as stewardship of the Trust and its fundamental objective as the creation of Unitholder value, including the protection and enhancement of the value of the Trust's assets, and operating with honesty and integrity in the conduct of business. The Board's stewardship responsibility means that it oversees the conduct of the business and Management, which is responsible for developing long-term strategy and conducting the Corporation's day-to-day business. Annually, the Board meets at an extended Board session to review and approve corporate strategy. In 2006, this strategy session encompassed a tour of the Syncrude site and the Fort McMurray area as well as presentations by senior management of Syncrude Canada Ltd. A similar tour of the Syncrude project occurred in the fall of 2003.

The Board assesses and ensures systems are in place to manage the risks of the Trust's business with the objective of preserving the Trust's assets and creating Unitholder value. The Board, through the President and Chief Executive Officer and the senior officers, sets the attitude and disposition of the Trust towards compliance with applicable laws, financial practices and reporting, and environmental and safety policies.

In fulfilling its primary responsibilities, the Board has oversight responsibility that Canadian Oil Sands has:

- established long-term goals and a strategic planning process, identified the principal risks of Canadian Oil Sands' business and implemented appropriate systems to monitor and manage those risks;
- established processes to manage and measure Management's, and in particular, the President and Chief Executive Officer's performance in achieving the Trust's stated objectives and annually develops a position description in the form of terms of reference and objectives of the President and Chief Executive Officer;
- reviewed Management's risk assessments and reviewed Management reports demonstrating compliance with risk management policies with the view that further risk management procedures would be adopted with the internalization of the marketing function;
- reviewed compliance by Management of the Code of Business Conduct (the "Code") as well as the other corporate policies approved by the Board;
- approved internal controls and management systems to effectively monitor Canadian Oil Sands' operations and promote compliance with applicable laws, regulations and policies; and
- adopted a communications program for effectively communicating with and receiving feedback from Unitholders, employees, government authorities, other stakeholders and the public.

The terms of the reference for the Board (available at our website at www.cos-trust.com/corporate information) ensure that Canadian Oil Sands annually confirms or redetermines its long-term strategy and strategic

objectives and sets its budget and development plan for the ensuing year. This process produces specific annual and longer term goals for Canadian Oil Sands that are further developed into specific performance objectives for each of the executive officers of Canadian Oil Sands based upon that executive officer's role at Canadian Oil Sands. Through this process, each executive officer (including the President and Chief Executive Officer), individually, and the executive officers, as a whole, are made directly responsible for achieving the annual and medium term goals of Canadian Oil Sands. A significant portion of the annual compensation of each executive officer is based upon achieving these corporate and individual goals.

The Board also is required to satisfy itself as to the business and professional integrity of the President and Chief Executive Officer and other executive officers, and those officers' creation of a culture of integrity throughout Canadian Oil Sands. The Board monitors compliance with the Code. Canadian Oil Sands implemented a number of policies, including a corporate risk policy aimed at identifying risks, disclosure policies and marketing policies with a view to enhancing the level of internal disclosure control processes and information management systems.

The Board discharges the responsibilities set out in its mandate either directly or through committees. Committees of the Board allow directors to focus responsibility and devote necessary resources to a particular issue or area. The Corporation regularly schedules meetings of both the Board and the committees, and at each regularly scheduled meeting, in-camera sessions are held to allow full disclosure and discussion of any and all issues by Board and committee members. Additionally, the Board, in conjunction with the CGC, developed terms of reference which act as position descriptions for the Chair of each committee, which terms are reviewed annually and updated as appropriate. There are also terms of reference for the Chairman of the Board.

The Board of Directors has an Audit Committee, a CGC and, commencing January 1, 2007, a separate Reserves, Marketing Operations and Environmental Health & Safety Committee (the "Reserves Committee"). The Board of Directors does not have an Executive Committee. Mr. Shultz is the Chairman of the Board of Directors and is an independent director.

Code of Business Conduct

The Code sets out our basic principle that all directors, officers and employees should act with integrity, honestly and in compliance with applicable laws. In addition to the Code, the Board has established an internal policy by which employees and contractors are encouraged to report, either anonymously or not (as the person wishes), any fraud, improper or illegal conduct or unethical behavior. Annually, officers, employees and directors are required to review the Code and the other policies, including the policies relating to maintaining confidential information and disclosure of material information and either certify their compliance with such policies or identify any non-compliance by them or anyone else of which they are aware. Any breach of the Code requires disclosure to the Audit Committee and the Board. To date, no waivers of the Code have been given and no material breaches have been reported. Since Canadian Oil Sands has a small number of employees, Board members and the Chairman of the Board, in particular, have personal contact with the employees. In discussions between employees and the Board, employees are encouraged to have open and frank discussions with the Board or any member of the Board on any matter of concern.

The Code is applicable to all directors, officers and employees of Canadian Oil Sands, and can be obtained from our website at www.cos-trust.com, at www.sedar.com or upon request from the General Counsel and Corporate Secretary at 2500 First Canadian Centre, 350 – 7th Avenue S.W., Calgary, Alberta T2P 3N9.

Orientation and Continuing Education

We have an orientation and development program for our Board, including a Board reference manual that outlines the duties and responsibilities of the Board, the committees and each member as a director. This manual is updated on a regular basis and all Board members are expected to review and be familiar with its contents. In addition, Canadian Oil Sands has a process to conduct an orientation session with new directors to review the Trust's business, expectations of directors, current issues and opportunities and corporate goals and objectives. We also provide directors with opportunities to increase their knowledge and understanding of the business through site visits of Syncrude or through specific information sessions on relevant topics, such as crude oil marketing, hedging, civil liability for secondary market disclosure and pipeline/transportation matters. In addition, the Board is briefed on corporate governance developments and emerging best practices in corporate governance.

Expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at board meetings and advance review of meeting materials, are conveyed to Board members as part of the evaluation process and are also communicated in orientation sessions for new Board members.

Additionally, the Board supports, both financially and in overall tone, any director attending external programs such as the Haskayne School of Business or ICD Directors Education Program, as a means of continuing the education of directors on their roles and responsibilities as a director. To date, three of the current directors have completed such a program and hold a certification designation to that effect.

Directors' Unitholding Requirements

To ensure that directors' compensation is aligned with Unitholders' interests, each non-executive director is required to hold three times the annual retainer and the value of the annual Unit purchase award. Members have five years from the latter of October 2, 2003 or the date of their appointment to meet such ownership requirements. As of the date hereof, each non-executive director meets these ownership requirements.

Board Compensation

Historically, the CGC has directly retained Towers Perrin to determine the compensation for the Board members with a view to targeting the 50th percentile of the peer group. The Board, through the CGC, periodically reviews the adequacy and form of compensation for its Directors to ensure that it reflects the commitment, responsibilities and potential liabilities of being on the Board. The CGC also considers the compensation in light of the market demand for experienced and skilled candidates to steward Canadian Oil Sands and its business. Recommendations by the CGC regarding director compensation is taken to the Board for approval. A key feature of the compensation of the directors is a participation in the value of the equity of the Trust that all Unitholders experience. By using a set number of Units, purchased on behalf of the directors, rather than a dollar amount, each director shares in the increase or decrease in Unitholder value from the time that the compensation is set at the commencement of the fiscal year until the Units are actually purchased.

For the period January 1, 2006 to December 31, 2006, the compensation for non-executive members of the Board was as follows:

Board of Directors(1)(4)	
Chairman of the Board Retainer(2)	$ 110,000
Board Retainer	$ 25,000
Board Meeting Fee(3)	$ 1,500
Annual Unit Purchases	
a) Chairman of the Board;	7,500 Units
b) Other Board members	3,750 Units
Committees of the Board(1)(4)	
Chairperson of the Audit Committee Retainer(5)	$ 12,000
Chairperson of the CGC Retainer(5)	$ 6,000
Audit Committee Retainer	$ 6,000
CGC Retainer	$ 3,000
Committee Meeting Fee(3)	$ 1,500

Notes:

(1) All retainers and meeting fees were payable quarterly.

(2) The Chairman of the Board was paid meeting fees for Board and committee meetings that he attended. He did not receive the committee retainer for acting as an ex officio on committees of the Board.

(3) Attendance by phone treated the same as attendance in person.

(4) Members receive re-imbursement for reasonable expenses in attending Board or committee meetings.

(5) The committee Chairperson retainers are inclusive of the committee retainer.

For the fiscal year ended December 31, 2006, the table below sets out the aggregate amount of fees paid to each non-executive director in the year. As a member of Management, Mr. Coutu does not receive remuneration outside of his compensation as President and Chief Executive Officer.

Director	Retainer ($)	Unit Purchase[(1)] ($)	Total Meeting Fees ($)	Aggregate Fees Paid ($)
E. Susan Evans, Q.C.	34,000.00	121,156.42	40,500.00	195,656.42
The Right Honourable Donald F. Mazankowski	28,000.00	121,299.52	28,500.00	177,799.52
Wayne M. Newhouse	31,000.00	121,299.52	34,500.00	188,299.52
Walter B. O'Donoghue, Q.C.	31,000.00	121,299.51	27,000.00	179,299.52
Brant G. Sangster [(2)]	7,000.00	50,336.00	12,000.00	69,336.00
C.E. (Chuck) Shultz	114,500.00	251,510.15	40,500.00	408,010.15
Wesley R. Twiss	37,000.00	121,231.41	30,000.00	188,231.41
John B. Zaozirny, Q.C.	28,000.00	121,299.51	30,000.00	179,299.51

Notes:

(1) In 2003, the non-executive directors surrendered for cancellation all options previously granted to them. No options or Performance Awards are granted to the non-executive directors. In July of 2006, each non-executive director received 3,750 Units with a market value of $32.28 per Unit at the time of receipt as part of the directors' annual compensation. In the case of the Chairman, Mr. Shultz received 5,000 Units with a market value equivalent of $32.28 per Unit and 2,500 Units with a market value of $35.84 at the time of receipt as part of his annual board compensation amount. The transaction costs of the purchases have been included in the Unit purchase cost amounts. On joining the Board in the fall of 2006, Mr. Sangster received 1,600 Units with a market value of $31.46 per Unit as part of his prorated directors' annual compensation. All Units were purchased in the secondary market on behalf of the non-executive directors.

(2) Mr. Sangster joined the Board on September 6, 2006 and accordingly his retainer and Unit purchase were prorated for the year.

Summary of Board and Committee Meetings Held

For the 12-month period ended December 31, 2006, the table below sets out the number of Board and committee meetings held.

Meeting Type	Totals	Number with In Camera Sessions
Board	16	10
Audit Committee	7	7
CGC	4	4
Total	**27**	**21**

Summary of Directors' Attendance

For the 12-month period ended December 31, 2006, the following sets forth the attendance of Board members.

Director	Board Meetings Attended	Committee Meetings Attended
Marcel R. Coutu	15 of 16	11 of 11
E. Susan Evans	16 of 16	11 of 11
Donald F. Mazankowski	15 of 16	4 of 4
Wayne M. Newhouse	16 of 16	7 of 7
Walter B. O'Donoghue	14 of 16	4 of 4
Brant G. Sangster (1)	6 of 6	2 of 2
C.E. (Chuck) Shultz	16 of 16	11 of 11
Wesley R. Twiss(2)	13 of 16	7 of 7
John B. Zaozirny	16 of 16	4 of 4

Notes:

(1) Mr. Sangster joined the Board in September 2006 and attended all Board and CGC meetings after joining.

(2) Mr. Twiss did not attend certain meetings involving the acquisition of Canada Southern Petroleum Ltd. due to potential conflicts of interest.

Audit Committee

The Audit Committee, on behalf of the Board of Directors, has oversight responsibility for the Trust's financial reporting processes and the quality of its financial reporting. The Audit Committee has formal terms of reference which describe the objectives, duties and responsibilities as well as the function of the Audit Committee. The Audit Committee meets quarterly with the Trust's auditors, the President and Chief Executive Officer, Chief Financial Officer and General Counsel and Corporate Secretary as well as other representatives of the Corporation's financial team.

The Audit Committee is comprised of the following four independent directors: E. Susan Evans, Wayne M. Newhouse, C.E. (Chuck) Shultz and Wesley R. Twiss (Committee Chair).

During 2006, the Audit Committee reviewed with Management and the external auditors prior to publication, the annual consolidated financial statements, notes thereto and related Management's Discussion and Analysis ("MD&A"), the interim financial statements and related MD&A, the Annual Information Form and this Circular. This review included a discussion with the external auditors about matters required to be disclosed under Canadian generally accepted accounting principles and matters pertaining to professional auditing guidelines and standards in Canada. The Audit Committee also spent considerable time discussing the internal control and disclosure process and procedures at Canadian Oil Sands as well as the policies, procedures and processes implemented at Syncrude with a view to Canadian Oil Sands and Syncrude being compliant with financial reporting requirements under Multilateral Instrument 52-109. In addition, as part of its responsibilities, the Audit Committee:

- reviewed and discussed with Management and the external auditors their respective assessment and evaluation of Canadian Oil Sands' internal and disclosure controls as well as with the independent firm hired to assist Management in the documentation and testing of such controls;

- reviewed and discussed with Management any changes in accounting policies, practices or standards and Management's key estimates and judgements;

- reviewed the independence of the external auditors, based on the auditors' disclosure of its relationships with Canadian Oil Sands and its compensation, and determined that the external auditors were independent;

- reviewed the performance and qualifications of the external auditors and recommended reappointment for Unitholders' approval;

- approved the fees payable to the external auditors;

- reviewed the overall scope and plans of the annual audit with the external auditors and Management;

- met privately with the representatives of the external auditors to discuss the scope of their work, their relationship with Management and any other issues which the external auditors wished to raise with the Committee;

- reviewed and approved all services provided by the external auditors;

- reviewed the results of Management's assessment of the design and evaluation of internal controls and the preliminary review by the external auditors of their assessments of the design and effectiveness of internal controls as well as Management's assessment thereof;

- reviewed the results of the procedures for the receipt of complaints regarding accounting or auditing matters whereby issues may be submitted confidentially to the Committee;

- reviewed the internal control systems and procedures implemented by Management in respect of the marketing activities that were internalized mid year;

- appointed an external audit firm to act as the internal auditor for Canadian Oil Sands and reviewed and approved such firm's internal audit plan; and

- reviewed with Management the analysis respecting the impact of the proposed changes in tax treatment of income trusts by the federal government.

As well in 2006 the Audit Committee had oversight responsibility for the evaluation process and reporting in respect of the reserves of the Trust's subsidiaries. In that regard, the Audit Committee:

- retained the independent reserves evaluator after reviewing the qualifications and performance of the external reserves evaluator;

- reviewed and approved the terms of engagement of the independent reserves evaluator as well as the independence of such evaluator, based on the evaluator's disclosure of its relationship with Canadian Oil Sands and other oil sands entities; and

- reviewed the assumptions and criteria used in the independent reserves evaluation for Canadian Oil Sands.

The Audit Committee routinely holds in camera sessions with the external auditors, Management and Committee members as a means of promoting open and independent discussion and analysis of financial and operational matters that could affect Canadian Oil Sands.

In December 2006, given the increased workload of the Audit Committee in regards to the oversight of financial reporting and internal controls and given the new oversight responsibilities with respect to Canadian Oil Sands conducting its own marketing activities, the Board split the reserves function from the Audit Committee and created, effective January 1, 2007, a new Reserves, Marketing Operations and Environmental, Health and Safety Committee. A copy of the terms of reference for the Audit Committee and the Reserves Committee can be found on our website at www.cos-trust.com/coroprate or by contacting Investor Relations at 1-403-218-6220.

Corporate Governance and Compensation Committee

The CGC has formal terms of reference, which describe the objectives, duties and responsibilities of the CGC. A copy of these terms of reference can be found on our website at www.cos-trust.com/corporate or by contacting Investor Relations at 1-403-218-6220.

The CGC annually undertakes an evaluation of the senior officers of the Corporation as well as conducting a full evaluation of the Board, the committees and each director's performance based on the results of a directors' annual assessment questionnaire and informal interviews with the Chairman of the Board. Interviews are undertaken by the Chairman and discussions are held regarding the results of the questionnaires with each member of the Board and the senior officers of the Corporation. The performance of the Chairman of the Board as well as the chairman of each of the committees are evaluated as part of this annual review process and additional interviews are conducted by the Chairman of the CGC with other directors in relation to any concerns that a member does not feel appropriate to be discussed with the Chairman of the Board. As part of such assessment, consideration is given to the relationships which each member has with other public issuers so as to ensure that no member has a relationship that would materially interfere with the member's ability to act in the best interest of Canadian Oil Sands. As part of the ongoing Board assessment process, the CGC and the Board examine, on at least an annual basis, the terms of reference for each of the Board, the committees, the President and Chief Executive Officer and the Chairman of the Board and the chair of each committee of the Board. Additionally, the CGC examines the practices and suggests guidelines from a number of sources including other public issuers in North America, the CSA Rules, the Audit Requirements and the guidelines suggested by investor groups.

In 2006, the Chairman of the Board met individually with each Director to discuss the overall effectiveness and performance of the Board, its committees and each of the Board members. In addition, each Director completed individual written assessments, the confidentially tabulated results of which were reviewed by the Chairman of the CGC and the Chairman of the Board who provided feedback to the CGC and the full Board. The Chairman of the CGC also offered to meet with each Director if they wished to discuss any aspect of the performance of the Chairman of the Board.

During 2006, the CGC:

- reviewed and adopted revised terms of reference for the Audit Committee and for a new Reserves Committee and ensured that Canadian Oil Sands had the appropriate structure, composition, terms of reference and membership of each of the Board, the Board committees, the Chairman of the Board, the chairperson of each committee of the Board and the President and Chief Executive Officer;

- reviewed the size and composition of the Board to ensure that the current Board membership has the necessary breadth and diversity of experience and was of an appropriate size to provide for effective decision making and staffing of Board committees;

- reviewed the compensation structure payable to Board and committee members as well as to officers and non-officers, retaining the services of Towers Perrin, an outside independent consultant, to advise on compensation structures and information in regard to the actual compensation paid at comparable public and private entities;

- recommended to the Board the nominees to stand for election as directors of the Corporation at the Annual General and Special Meeting to be held on April 25, 2007;

- conducted annual assessments of the senior officers, and determined the impact that such officers and other staff of Canadian Oil Sands had on the overall performance of the Trust at the end of 2006 against the target objectives and goals that were set for Canadian Oil Sands and such officers earlier in 2006;

- with the assistance of Towers Perrin, an independent consulting firm, re-examined the compensation payable to the Board of Directors with a view to maintaining a compensation structure which targets payments consistent with the majority of a comparable peer group for Canadian Oil Sands such that Canadian Oil Sands can attract and retain the individuals with the appropriate skills and experience to effectively act as members of the Board of Directors; and

- finalized, with the assistance of Towers Perrin, an independent consulting firm, the compensation and benefits package for Canadian Oil Sands' staff.

The CGC is comprised of E. Susan Evans, The Right Honourable Donald F. Mazankowski, Walter B. O'Donoghue (Committee Chair), and John B. Zaozirny. Mr. Shultz attends meetings as a non-voting member.

Roles and Responsibilities of the Chairman of the Board

The principal role of the Chairman of the Board is to manage and provide leadership to the Board of Directors and to act as a direct liaison between the Board and Management. In addition, the Chairman acts as a communicator for Board decisions where appropriate. The Chairman is accountable to the Board.

Other duties and responsibilities of the Chairman include:

- providing independent advice and counsel to the President and Chief Executive Officer and other members of the senior management team;

- ensuring that the directors are properly informed and that sufficient information is provided to enable the directors to form appropriate judgments; and

- developing and setting the agendas for meetings of the Board, in concert with the President and Chief Executive Officer and the General Counsel and Corporate Secretary.

In addition, the Chairman of the Board is specifically charged with responsibility for leading and managing the Board in discharging its responsibilities. Annually, the Chairman, in conjunction with the CGC, evaluates the effectiveness of the Board, its committees and the individual directors, including interviews by the Chairman with each individual Board member as well as senior management. The Chairman's mandate directs him to ensure that the directors hold regular discussions without Management present and he presides at such sessions.

Roles and Responsibilities of the President and Chief Executive Officer

The President and Chief Executive Officer is responsible for leading the development and execution of Canadian Oil Sands' long-term business strategy and the corporate objectives with a view to creating Unitholder value. The President and Chief Executive Officer's leadership role also entails being ultimately responsible for all day-to-day management decisions and for implementing Canadian Oil Sands' long and short term plans. The President and Chief Executive Officer acts as a direct liaison between the Board and Management of Canadian Oil Sands and communicates to the Board on behalf of Management. The President and Chief Executive Officer also communicates on behalf of Canadian Oil Sands to Unitholders, employees, government authorities, other stakeholders and the public.

Other duties and responsibilities of the Chief Executive Officer include:

- assessing, in conjunction with the Chief Financial Officer, the principal risks of Canadian Oil Sands to ensure that these risks are being monitored and managed;

- ensuring, in conjunction with the Chief Financial Officer, effective internal controls and management information systems are in place;

- fostering a corporate culture that promotes ethical practices; and

- abiding by specific internally established control systems and authorities, leading by personal example and encouraging all employees to conduct their activities in accordance with all applicable laws and Canadian Oil Sands' standards and policies.

Executive Ownership Guidelines

With a view to aligning Management's interests with those of Unitholders, Canadian Oil Sands requires its executives to hold the level of Units outlined below:

Executive Level	Ownership Requirement
President and Chief Executive Officer	3 times base salary
Chief Financial Officer	2 times base salary
Chief Operations Officer	1.5 times base salary
General Counsel and Corporate Secretary	1.5 times base salary
Treasurer	1.0 times base salary

Executives to whom this policy applies must reach the minimum required level of share ownership within five years of the later of July 2004 and their date of hire. Ownership requirements also apply to persons becoming executives, and such individuals are required to reach the required level within five years of the date of his or her appointment. In calculating ownership, the aggregate value of Units owned (but not the value of any exercisable and vested stock options) is used. As of March 1, 2007, all of the executives satisfy their ownership requirements other than Mr. Roberts who is within the five year time period during which he has to accumulate these holdings.

Unitholder Communications

Our Unitholder communications program specifically adopts the principles of providing timely, accurate and efficient disclosure of information concerning Canadian Oil Sands to all Unitholders. In addition to the required annual, quarterly and timely reporting of information, Canadian Oil Sands regularly makes presentations to industry analysts and investors. Canadian Oil Sands also meets informally upon request with investors and analysts, provided however, that in any such meeting, Canadian Oil Sands adheres to all applicable laws relating to selective disclosure of material information. Canadian Oil Sands' Investor Relations Department responds in a timely manner to inquiries received from Unitholders, analysts and potential investors. Unitholder inquiries or suggestions are forwarded to the appropriate person or to senior management. Unitholders may also obtain corporate information on our external website at www.cos-trust.com.

Submitted by the Corporate Governance and Compensation Committee:

Walter B. O'Donoghue (Chairman)
E. Susan Evans
Donald F. Mazankowski
John B. Zaozirny

STATEMENT OF EXECUTIVE COMPENSATION

Current Officers

There are no direct officers of the Trust. Instead, management of the Trust is exercised by the Corporation and the Corporation's directors and officers. The following table identifies each of the officers (the "Officers") of the Corporation as at the date hereof, their municipalities of residence, their current office, their principal occupations for the five year period preceding December 31, 2006, and the number of Units beneficially owned or over which control or direction is exercised by each such Officer as at March 1, 2007:

Name and Municipality of Residence	Current Office	Five Year History of Principal Occupations	Number of Units Beneficially Owned or over which Control or Direction is Exercised as at March 1, 2007
C.E. (CHUCK) SHULTZ Calgary, Alberta	Chairman of the Board	Chairman and Chief Executive Officer, Dauntless Energy Inc. (private oil and gas corporation)	99,430
MARCEL R. COUTU Calgary, Alberta	President and Chief Executive Officer		200,401[(1)]
ALLEN R. HAGERMAN, FCA Cochrane, Alberta	Chief Financial Officer	Vice President and Chief Financial Officer of Fording Canadian Coal Trust from March 1, 2003 to May 31, 2003; Vice President and Chief Financial Officer of Fording Inc. from June 1, 2001 to March 1, 2003	29,223
TREVOR R. ROBERTS Calgary, Alberta	Chief Operations Officer	Vice President, Operations of Suncor Inc. from 1997 to May 2005	1,000
TRUDY M. CURRAN Calgary, Alberta	General Counsel and Corporate Secretary	Corporate Secretary of the Corporation from November, 2001 to May 2002; Senior Counsel and Assistant Corporate Secretary, EnCana Corporation from April 2002 to September 2002; prior thereto, Staff Legal Counsel, PanCanadian Energy Corporation from November 2001 to March 2002	15,597
RYAN M. KUBIK Calgary, Alberta	Treasurer	Advisor, Corporate Finance, EnCana Corporation from April 2002 to August 2002 and prior thereto, Associate Director, Treasury, PanCanadian Energy Corporation	13,203
LAUREEN C. DUBOIS Calgary, Alberta	Controller	Manager, Accounting of the Corporation from November 2002 to January 2004; and prior thereto, Senior Accountant, EnCana Corporation from November 2001 to October 2002	2,191[(2)]
SIREN FISEKCI Calgary, Alberta	Director, Investor Relations	Manager, Investor Relations from November 2002 to April 2006 and prior thereto, Investor Relations Analyst, EnCana Corporation	6,021[(3)]

Notes:

(1) Includes 43,834 Units over which Mr. Coutu exercises control or direction.

(2) Includes 50 Units over which Ms. DuBois exercises control or direction.

(3) Includes 299 Units over which Ms. Fisekci exercises control or direction.

Summary Compensation Table

The following table sets forth information concerning the total compensation paid or payable in respect of each of the last three financial years, to the five senior officers of the Corporation (other than Mr. Shultz who is a non-executive Chairman) (the "Named Executive Officers" or "NEOs") during the financial year ended December 31, 2006:

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation				All Other Compensation ($)[4]
					Awards			Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)[2]	Securities Under Options / SARs Granted (#)[3]	Units Subject to Resale Restrictions	Performance Awards Granted (#)[3][6]	LTIP Payouts ($)	
MARCEL R. COUTU President and Chief Executive Officer	2006	575,000	1,396,974[1]	nil	78,925	nil	17,950	nil	149,500
	2005	550,000	1,388,733	nil	258,000	nil	N/A	nil	143,000
	2004	491,625	1,011,100	nil	242,500	nil	N/A	nil	127,823
ALLEN R. HAGERMAN, FCA Chief Financial Officer	2006	291,200	632,528[1]	nil	26,645	nil	6,060	nil	64,064
	2005	280,000	469,397	nil	87,500	nil	N/A	nil	61,600
	2004	258,750	337,920	nil	102,000	nil	N/A	nil	59,625
TREVOR R. ROBERTS[5] Chief Operations Officer	2006	234,000	156,780[1]	nil	17,130	nil	3,895	nil	23,400
	2005	75,000	57,300	nil	15,000	nil	N/A	nil	7,500
	2004	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
TRUDY M. CURRAN General Counsel and Corporate Secretary	2006	252,000	407,874[1]	nil	18,450	nil	4,195	nil	55,440
	2005	242,500	351,563	nil	61,000	nil	N/A	nil	53,460
	2004	222,525	262,693	nil	77,000	nil	N/A	nil	48,956
RYAN M. KUBIK Treasurer	2006	180,000	211,607[1]	nil	9,885	nil	2,245	nil	37,800
	2005	167,000	195,260	nil	31,500	nil	N/A	nil	35,070
	2004	155,250	156,611	nil	38,500	nil	N/A	nil	32,603

Notes:

(1) Bonuses paid or accrued for payment in respect of the fiscal year ended December 31 for the year noted and includes the bonus for certain officers foregoing rights to distributions under the 2002 option plan. See discussion under "Executive Compensation Strategy - Annual Target Bonus" below.

(2) Perquisites and other personal benefits received did not exceed the lesser of $50,000 and 10% of the total annual salary and bonuses for any of the Named Executive Officers in the applicable fiscal year.

(3) Grants for periods prior to May 3, 2006 have been adjusted to reflect the 5:1 Unit Split that occurred on May 3, 2006. Starting in January 2006, officers were granted half of their LTIP in options and half in Performance Awards. See discussion under "Executive Compensation Strategy – Long-Term Incentives" below.

(4) The Corporation has a savings plan for all employees whereby the Corporation makes monthly contributions to RRSP and non-RRSP savings accounts administered by an independent service provider for each employee. Contributions are made by the Corporation to

RRSP and non-RRSP savings accounts for employees in lieu of any retirement or pension program for employees. See "Employment Agreements" below.

(5) Mr. Roberts was appointed Chief Operations Officer on September 1, 2005 and therefore the compensation for 2005 represents less than a full year.

(6) Performance Awards granted with three year determination as to vesting. See "Executive Compensation Strategy – Long-Term Incentives - Performance Unit Incentive Plan" below.

Performance Awards Granted During the Most Recently Completed Financial Year

NEO Name	Target Value Performance Awards[1][2] Granted ($)	Date of Vesting and Payout (if any)	Estimated Future Payouts Under Performance Unit Incentive Plan		
			Minimum[1] (#)	Target[1] (#)	Maximum[1] (#)
Marcel R. Coutu	431,267	January 25, 2009	0	17,950	35,900
Allen R. Hagerman	145,621	January 25, 2009	0	6,060	12,120
Trevor R. Roberts	93,597	January 25, 2009	0	3,895	7,790
Trudy M. Curran	100,805	January 25, 2009	0	4,195	8,390
Ryan M. Kubik	53,947	January 25, 2009	0	2,245	4,490

Notes:

(1) Performance Awards were only issued to officers and carry the right to the cash value of a whole Unit plus distributions on those Units if the Trust makes certain performance criteria. The actual value on the vesting date can be zero or double the target amount shown. See "Executive Compensation Strategy-Long-Term Incentives - Performance Unit Incentive Plan" below for further details.

(2) Each Performance Award represents the value of a whole Unit together with distributions on that Unit from the date of award to the date of vesting. The actual value will fluctuate with the market price for Units and the actual distributions made to the date of vesting. On the grant date each Performance Award had an estimated value of $24.03/Performance Award.

Option Grants During the Most Recently Completed Financial Year

NEO Name	Units, Under[1][3] Options Granted (#)	Percent of Total Options Granted to Employees in Financial Year	Exercise or Base [2][3][4] Price ($/Unit)	Market Value of[2][3] Securities Underlying Options on the Date of Grant ($/Unit)	Expiration Date
Marcel R. Coutu	78,925	40%	29.37	29.37	January 25, 2013
Allen R. Hagerman	26,645	13%	29.37	29.37	January 25, 2013
Trevor R. Roberts	17,130	9%	29.37	29.37	January 25, 2013
Trudy M. Curran	18,450	9%	29.37	29.37	January 25, 2013
Ryan M. Kubik	9,885	5%	29.37	29.37	January 25, 2013

Notes:

(1) The options were issued by the Trust, entitle the holder thereof to purchase Units on payment of the specific exercise price per Unit and vest as to one-third on each of the first, second and third anniversary dates from the date of grant.

(2) The exercise price was based on the weighed average trading price for Units for the trading day immediately prior to the date of grant.

(3) All values have been adjusted to reflect the 5:1 Unit Split on May 3, 2006.

(4) Pursuant to the terms of the 2005 option plan approved by Unitholders on April 25, 2005 (the "2005 Option Plan"), the exercise price of options granted under this plan is effectively reduced by the amount of distributions paid by the Trust in excess of a set threshold. In 2006, the amount of distributions paid to the Unitholders exceeded the threshold of $0.80/per Unit and accordingly in respect of most of the options granted in 2006, the exercise price of the options granted has decreased by $0.30 as at March 7, 2007.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year End/SAR Values

NEO Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at December 31, 2006 (#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options/SARs at December 31, 2006 ($) Exercisable/Unexercisable[1]
Marcel R. Coutu	nil	n/a	1,302,660/331,765	31,378,165/5,219,912
Allen R. Hagerman	nil	n/a	322,165/118,980	7,672,177/1,925,213
Trevor R. Roberts	nil	n/a	5,000/27,130	38,100/131,701
Trudy M. Curran	100,000[2]	2,497,662	161,660/84,790	3,785,876/1,386,182
Ryan M. Kubik	Nil	n/a	156,160/43,725	3,823,325/707,263

Note:

(1) The market value of the Units on the TSX on December 29, 2006, the last trading day in 2006, was $32.61 per Unit. Rounded to nearest dollar.

(2) Reflects 5:1 Unit split on May 3, 2006.

Securities Authorized for Issuance Under Equity Compensation Plans

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights as at December 31, 2006 (a)	Weighted-average exercise price of outstanding options, warrants and rights as at December 31, 2006 (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) as at December 31, 2006 (c)
Equity compensation plans approved by securityholders[1]	2,694,075	$11.01	8,785,150
Equity compensation plans not approved by securityholders		Nil	Nil
Total	**2,694,075**	**$11.01**	**8,785,150**

Note:

(1) As at December 31, 2006, there were 2,479,625 options issued under the 2002 option plan and 214,450 options issued under the 2005 Option Plan. All future option grants are to be under the 2005 Option Plan.

Executive Compensation Strategy

The compensation program for Canadian Oil Sands is based on a comprehensive reward structure that recognizes and rewards top corporate and individual performance and which also aims to attract and retain the top talent to manage the business of the Trust with a view to maximizing Unitholder values over the near and long-term. The CGC determined that the aggregate compensation paid to the Corporation's officers should target the 50th percentile of compensation paid by a comparable public issuer group when the Trust and the individual met the goals that had been established for the year and up to the 75th percentile when both the individual and the Trust substantially exceeded those goals. For the last four years, the CGC has directly retained Towers Perrin to provide advice on market practice and compensation data for market comparative purposes for its officer compensation. In that role, Towers Perrin has assisted the CGC in designing a long-term incentive plan for the Corporation's officers and employees and has provided advice on market practices for various compensation and human resource policies with a view to allowing the CGC to determine what a comparable peer group offers to its officers in particular and to its employees generally. Towers Perrin provides similar information in respect of directors' compensation. Towers Perrin has not been retained to provide services for Canadian Oil Sands beyond these director and executive design and compensation and general employee compensation analysis mandates. The comparable peer group is a combination of oil and gas and mining corporations and trusts which operate in Canada, primarily in Alberta. The

CGC considers both the other issuers' size according to revenues and market capitalization as well as the nature and complexity of operations. The officers' compensation is comprised of the elements outlined below:

Annual Base Salary

The annual base salary of each officer is reviewed annually to ensure that it properly reflects a balance of market conditions, the levels of responsibilities and accountability of each individual, their unique experience, skills and capability and the level of sustained performance as well as the fiscal resources available to Canadian Oil Sands. Canadian Oil Sands utilizes the data and research analyses of Towers Perrin to assist in this annual process with an aim of paying an annual base salary at the 50th percentile of compensation paid by a comparable public issuer peer group. Canadian Oil Sands recognizes that the current environment in the oil and gas sector has put pressure on finding and retaining talented, experienced personnel and that such pressure has resulted in increases to the compensation components being offered in the industry.

Annual Target Bonus

The annual target bonus is designed in light of the Trust's business strategies and performance targets for a given year and involves a combination of corporate financial and operational goals and individual goals. Each officer has a percentage of his or her base salary set as the target bonus. The award is measured against corporate performance and personal performance. The maximum payout amount is double target. For 2006, the CGC established annual target bonuses for each of the Named Executive Officers which included corporate and individual performance and were based on the following allocation:

Individual:	30%
ROCE:	35%
TSR:	35%

Corporate performance was measured by looking at TSR (total unitholder return) and ROCE (return on capital employed) targets. The CGC also assessed each officer's performance against the objectives and goals established for such officer. Each year, these goals and objectives are established in conjunction with the goals and targets formed as part of the strategic plan for the Trust for that year. In 2006, the Trust exceeded the target for its ROCE by a margin of 2% and therefore, a 1.5 times payout was made in respect of the ROCE component. The Trust also achieved total unitholder return equal to 33.89%, exceeding all members of its peer comparator group which included TSX indices and other oil sands and mining operators. This resulted in the TSR payout component being double the target amount.

Set out below is the percentage change in the yearly total unitholder returns for the Trust over each of the past five years.

	Yearly returns				
	2002	2003	2004	2005	2006
COS	4.0%	26.6%	54.1%	91.4%	33.9%



Canadian Oil Sands Trust Yearly Returns(1)
Yearly Return (%)
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2002
2003
2004
2005
2006

Note:

(1) Includes Unit value appreciation plus distributions during a particular year.

In relation to the individual assessment of the President and Chief Executive Officer and the other senior officers, the CGC and the Board considered how the officers had managed the Trust's business operations and met the corporate objectives for 2006 and beyond.

The CGC noted the continued oversight and management at Syncrude and the steps taken to improve Syncrude's reliability and long-term growth plan through Management's efforts, which assisted in Syncrude Canada Ltd. entering into a long-term management services agreement with Imperial Oil Resources. Additionally, the Corporation acquired the indirect 1.25% interest in Syncrude Canada Ltd. from Talisman Energy Inc., thereby increasing Canadian Oil Sands' interest in the Syncrude Joint Venture to 36.74% and allowing the corporate structure of Canadian Oil Sands to be simplified. Additionally, the Corporation had been successful in acquiring Canada Southern Petroleum Ltd. ("CSP") and its carried interest in natural gas resources in the Arctic. Management had also completed by year end the disposition of a majority of the conventional oil and gas properties that CSP held. Management had also not only completed the design and testing of internal controls over financial reporting and disclosure controls but had completed, one year in advance of legal requirements, the testing of the effectiveness of such controls. In addition, Management, and Mr. Coutu in particular, was active in meeting with representatives of the federal government to highlight the detrimental effect that the proposed change in the taxation rules regarding income trusts had on the income trust community. Management also had successfully internalized the Corporation's marketing activities, which involved staffing the department, selecting and implementing systems and controls necessary to operate such marketing department, and operating with positive results at a time when the production from Syncrude had increased significantly while pipeline capacity was constrained. In conclusion, the CGC and the Board felt that Mr. Coutu and the senior officers' performance over the year had met such officers' objectives. Accordingly, the Board awarded Mr. Coutu 1.5 times target bonus on the personal component. The other officers ranged between a one and a half target payout and double target payout.

In addition to the foregoing, as part of the restructuring of the compensation structure for the Corporation in 2003, additional cash bonus payments to certain of the Named Executive Officers are made annually to reflect such officers having accepted employment with the Corporation pre-2003 on the basis of a long-term incentive plan which would allow the individual to realize the value of the distributions paid on Units during the period that such options were held by the individual. Since that component of the long-term incentive plan was eliminated in 2002 and no equivalent program was established as part of the compensation plan in 2003, the Board elected to provide an annual bonus payment for each of the three years following the grant of options to the individual based on the

individual's contributions to the Corporation during the year. This cash award is based on the amount of distributions which would have been realized by the individual had the options held by such individual been entitled to receive the distributions per Unit made during the year. The maximum amount payable for these bonuses is the amount that would have been received if the individual held the options as Units and had actually received the distributions in the year. Once such three-year term is completed, no further bonus awards of that nature will be granted. With the approval and adoption of a new unit option incentive plan in mid-2005, no such distribution payments are made in relation to options granted after June 1, 2005. The last year in which any such distribution component is payable is 2007.

Long-Term Incentives

In 2006, the CGC and the Board, having considered market best practices and advice from Towers Perrin, implemented a long-term incentives program for its officer group which consisted of the granting of options and the issuance of Performance Awards under the Performance Unit Incentive plan. Options were granted as part of the long-term incentive program for the remainder of its employees. The Trust uses these long-term incentives to align the interests of employees with those of its Unitholders. Under such plans, certain employees, including the Named Executive Officers, are provided an annual grant based on the individual's performance and on market criteria as to the overall total compensation that such employee should receive to achieve the 50th percentile of the compensation paid to individuals at equivalent positions at comparable public issuers. The CGC assesses this information and determines the appropriate percentage of the individual officer's annual base salary to be awarded in the form of options and Performance Awards. Starting in 2006, the long-term incentive plan for the officers was comprised half in value as option grants under the 2005 Option Plan and half in value as Performance Awards.

(a) Summary of 2002 Option Plan

The options granted prior to 2006 to all the Named Executive Officers (other than Mr. Roberts) were granted under the terms of the unit option and distribution equivalent plan (the "2002 Option Plan") that was approved by Unitholders in 2002. Under the terms of the 2002 Option Plan, (a) the aggregate number of Units reserved for issuance to any one person under the 2002 Option Plan, or any other Unit incentive plan of the Trust, shall not at any time exceed 5% of the total number of Units then outstanding; (b) the number of Units reserved for issuance to insiders under the 2002 Option Plan will not exceed 10% of the number of Units then outstanding; (c) the Trust and the Corporation, collectively, will not issue to insiders, within a one-year period, that number of Units exceeding 10% of the number of Units then outstanding; and (d) the Trust and the Corporation, collectively, will not issue to any one insider and such insider's associates, within a one-year period, that number of Units exceeding 5% of the number of Units then outstanding.

The 2002 Option Plan provides that: (a) the exercise price of the options shall not be at a discount to the market price which is defined as the weighted average trading price of the Units on the Toronto Stock Exchange on the five (5) trading days preceding the date of the grant and shall not be adjusted without approval by the Unitholders; (b) unless otherwise determined by the Board of Directors at the time of grant, the options will expire on the seventh anniversary of the date of grant but, in any event, no option may be exercised more than ten (10) years after it is granted; (c) unless otherwise determined by the Board of Directors at the time of grant, options granted under the 2002 Option Plan shall be subject to a three (3) year vesting period with one-third vesting on each of the first three anniversary dates; and (d) a holder of options may elect to surrender the vested options to the Trust in exchange for an amount equal to the excess of the fair market value of the options (based on the weighted average trading price of the Units on the exchange during the five (5) trading days preceding the date of surrender or the price pursuant to an offer made for all of the issued and outstanding Units, whichever is greater) over the exercise price for each such option and such election shall be subject to acceptance or rejection by the Trust, through the Corporation; however, if the Trust does not accept the surrender, the notice of surrender shall be deemed to be withdrawn and the options in respect of which such notice was provided shall again become subject to their original terms as if such notice of surrender had not been provided.

In the event of a "Change of Control" of the Trust (as defined in the 2002 Option Plan), all outstanding options that have been granted under the 2002 Option Plan will become vested and exercisable in full. In addition, the Incentive Plan provides that the exercise period and vesting period may be shortened upon certain events of retirement, disability, death, termination for cause and termination without cause, all as defined in the 2002 Option Plan.

Subsequent to June 1, 2005, no options were issued under this 2002 Option Plan.

(b) Summary of 2005 Option Plan

The options issued after June 1, 2005 and all options issued in 2006 were issued pursuant to the 2005 Option Plan. The maximum number of Units issuable under the 2005 Option Plan is 2% of the issued and outstanding Units. In addition, the 2005 Option Plan restricts the aggregate number of Units reserved for issuance to any one optionee under such plan, together with all other unit compensation arrangements of Canadian Oil Sands involving the issuance of Units from treasury, from exceeding 5% of the issued and outstanding Units. In addition, no more than 5% of the issued and outstanding Units may be reserved at any time for insiders under the combination of the 2005 Option Plan and all other share compensation arrangements of Canadian Oil Sands involving the issuance of Units from treasury. The Units in respect of which options are not exercised prior to their expiry or cancellation shall be available for subsequent options grants.

The 2005 Option Plan provides that: (a) unless otherwise determined by the Board of Directors at the time of grant, the options will expire on the seventh anniversary of the date of grant (but, in any event, no option may be exercised more than ten (10) years after it is granted) unless terminated earlier upon the holder ceasing to be an eligible participant in accordance with the terms of the 2005 Option Plan; and (b) unless otherwise determined by the Board of Directors at the time of grant, options granted under the 2005 Option Plan are subject to a three (3) year vesting period with one-third vesting on each of the first three anniversary dates.

The 2005 Option Plan is administered by the Board of Directors or, at the Board's discretion, by the CGC. Options may be granted and issued only as and if determined and recommended by the Board of Directors or the CGC, as the case may be. The Board of Directors and the CGC will have discretion to determine from time to time which officers, employees or consultants of the Corporation would be eligible to participate in the 2005 Option Plan, some of whose participation is subject to regulatory approvals. Non-executive directors are not entitled to participate in the 2005 Option Plan.

The 2005 Option Plan also provides that, in the event of a "Change of Control" of the Trust (as defined in the 2005 Option Plan), all outstanding options that have been granted under the 2005 Option Plan will become vested and exercisable in full. In addition, the 2005 Option Plan provides that the exercise period and vesting period may be shortened upon certain events such as disability, death, termination for cause and termination without cause, all as more clearly defined in the 2005 Option Plan. In addition, in certain circumstances, the Board has discretion to provide for accelerated vesting of options and in other circumstances there will be automatic acceleration of vesting.

The exercise price of options shall not be less than the "weighted average trading price" of the Units on the TSX for the trading day immediately prior to the date of grant. To the extent that distributions exceed a set threshold (the "Distribution Threshold"), (which was $0.40 per Unit per year in 2005 and $0.80 per Unit in 2006), the exercise price for the options shall be reduced by the lesser of the amount of the distributions in the year and the decline, if any, in the trading price of the Units since the date of the option grant. Through this mechanism, the optionholder effectively is able to participate, subject to the Distribution Threshold, in distributions. Under the terms of the 2005 Option Plan, the Board of Directors may adjust this Distribution Threshold each year. In 2006, the Distribution Threshold has been set at $0.80 per Unit for options issued in 2006. The 2005 Option Plan provides that any repricing of the option, other than the decrease described above for distributions, requires the prior approval of Unitholders.

If the outstanding Units are increased, decreased, changed into or exchanged for a different number or kind of Units or securities of Canadian Oil Sands through re-organization, merger, re-capitalization, re-classification, stock dividend, subdivision or consolidation, an appropriate and proportionate adjustment shall be made by the Board, in its discretion, in the number or kind of unit optioned and the exercise price per unit, as regards previously granted and unexercised options. No options granted pursuant to the 2005 Option Plan may be assigned or transferred by an optionee.

(c) Performance Unit Incentive Plan

In the fall of 2005, Canadian Oil Sands adopted a performance unit incentive plan (the "Unit Incentive Plan") of the Trust which authorizes the Corporation to grant awards of performance Units ("Performance Awards")

to officers, other select employees and consultants ("Service Providers") of the Trust and its affiliates. At the current time, no Units are to be issued from treasury pursuant to the Unit Incentive Plan; instead, they are to be purchased in the secondary market. Performance Awards are earned on the third anniversary of the date of grant and, upon earning, entitle the holder to receive an amount either in the form of Units or in cash equal to the aggregate current market value (based on the weighted trading average of the Units on the TSX on the five trading days immediately preceding the date of the Units being earned) of the number of Units subject to the Performance Award. The number of Units under the Performance Award is dependent on the Total Unitholder Return (as defined in the Unit Incentive Plan) generated by the Trust relative to a peer comparison group of oil and gas income trusts and other companies and indices. The Board determines the composition of such peer comparison group from time to time. For 2006, the Board used relevant indices and other oil sands companies and energy and business trusts. The plan is designed to be market competitive. The Board has set the threshold target and maximum levels for the 2006 grants such that, if Canadian Oil Sands achieves a total unitholder return, at the bottom of the quartile, the number of Units earned could be zero; if the percentile rank is equal to or greater than 75%, the Units awarded are double the target.

Recipients of the Performance Awards may direct the cash payout to a specified brokerage firm to purchase Units in the market on the recipients' behalf. The Corporation has agreed to pay all of the commissions and brokerage fees associated with such purchased Units. Also, the Board may elect in certain restricted circumstances to purchase Units, as agent for holders of Performance Awards, in the market, and then deliver to the holders of Performance Awards the number of Units to which the holders are entitled under their Performance Awards. While the Unit Incentive Plan also allows for issuances of Units from treasury, no such units can be issued until Unitholder approval is attained.

The Unit Incentive Plan provides for cumulative adjustments to the cash or number of Units to be paid pursuant to the Performance Awards on each date that distributions are paid by an amount equal to the change in the fair market value of the Units before and after payment of the distribution.

In the event of a "Change of Control" of the Trust (as defined in the Unit Incentive Plan), Performance Awards will be paid immediately upon the Change of Control being completed based on the performance achieved from the date of grant to the date of the Change of Control, adjusted for the abridgement period. The Unit Incentive Plan also provides for the payout and/or termination of Performance Awards in the event of the cessation of employment or death of a holder based on the performance achieved from the date of grant to the date of death or cessation of employment, adjusted for the abridged measurement period.

The cost of the Unit Incentive Plan is expensed in the Trust's financial statements on an annual basis based on the vesting period of the Performance Awards.

Employment Agreements

The Corporation has entered into employment agreements with the President and Chief Executive Officer, the Chief Financial Officer, the Chief Operations Officer, the General Counsel and Corporate Secretary, and the Treasurer (the "Designated Officers"). Under the employment agreement of each Designated Officer (other than the President and Chief Executive Officer), if a "change of control" occurs *and* there is a "constructive dismissal" within 365 days of the change of control, the Designated Officer shall have the right to terminate his or her employment with the Corporation at any time within 180 days of the constructive dismissal by giving 30 days' written notice. In such case, the Designated Officer shall be entitled to a severance payment and outplacement services. If the Corporation terminates the employment agreement at any time within 365 days following a change of control otherwise than for cause, it will become obligated to pay a cash amount equal to two times the Designated Officer's annual base salary, annual target bonus and value of benefits and perquisites and to provide for the costs of professional outplacement services up to a combined maximum cost of $25,000 for a maximum period of six months following termination of employment.

In the employment agreement for the President and Chief Executive Officer, in the event of a "change of control" *or* "constructive dismissal", Mr. Coutu shall have the right to terminate his employment with the Corporation at any time within 180 days thereafter upon 30 days' prior written notice, in which case he shall be entitled to the same severance payment and outplacement services as would be payable by the Corporation in the event that it terminated Mr. Coutu's employment without cause. In the case of the President and Chief Executive Officer, if the Corporation terminates his employment agreement at any time otherwise than for cause, the

Corporation will become obligated to pay to Mr. Coutu a cash amount equal to 2.5 times his annual base salary, annual target bonus and the value of his health and dental benefits and savings contributions, and to provide for the costs of professional outplacement services up to a combined maximum cost of $25,000 for a maximum period of six months following termination of employment.

A trigger of the change of control provisions under the employment agreements also triggers an immediate vesting of all issued and outstanding options held by the particular Designated Officer as well as a vesting of the performance awards based on a truncated vesting period.

Each of the employment agreements generally define a "change of control" to include: (a) the sale to a person not affiliated with the Trust or the Corporation, or their subsidiaries, of assets having a value greater than 50% of the fair market value of the consolidated assets of such parties prior to such sale; and (b) any change in the holding of Units or COSL Units by a person not affiliated with the Trust or the Corporation as a result of which such person, jointly or in concert with others, is in a position to exercise effective control of the Trust or the Corporation. A person or group of persons holding more than 30% of the outstanding Units, or units of other securities which would entitle such person(s) to cast at least 30% of the votes attaching to all units of the Trust that may be cast for the election of directors of the Corporation are deemed to be in a position to exercise effective control of the Trust or the Corporation (unless such person(s) holds such Units or other securities in the ordinary course of business as an investment manager and is not using such holding to exercise effective control). The employment agreements also define "constructive dismissal" to include: a material decrease in the title, position, responsibilities, powers or reporting relationships of the executive; a reduction in the annual base compensation salary; a requirement to relocate to another city; or any material reduction in the value of the employment benefits (other than the annual target bonus).

Each Designated Officers' remuneration under the individual employment agreements consists of an annual base salary plus an annual bonus, long-term incentives, health and dental benefits and savings plan contributions. In addition, the Designated Officers receive certain perquisites and other benefits (such as parking), which have an annual aggregate value of less than 10% of their respective annual salary.

Submitted by the Corporate Governance and Compensation Committee:

Walter B. O'Donoghue (Chairman)
E. Susan Evans
Donald F. Mazankowski
John B. Zaozirny

PERFORMANCE GRAPH

The Units are listed and posted for trading on the TSX under the trading symbol "COS.UN". The following line graph and table assume a $100 investment on December 31, 2001, and compare the change in the cumulative total return on the Units over the five-year period ending December 31, 2006 with the cumulative total return of each of the S&P/TSX Composite Index and the S&P/TSX Energy Trust Index (assuming, in each case, reinvestment of all dividends and distributions) over the same period:



CANADIAN OIL SANDS TOTAL RETURN INDEX
(December 31, 2001 to December 31, 2006)
600
550
500
450
400
350
300
250
200
150
100
50
0
Dec 31, 2001
Dec 31, 2002
Dec 31, 2003
Dec 31, 2004
Dec 31, 2005
Dec 31, 2006
Canadian Oil Sands Trust
S&P TSX Energy Trust Index
S&P/TSX Composite

	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2006
Canadian Oil Sands Trust	100	104	132	203	388	520
S&P/TSX Energy Trust	100	118	172	223	333	320
S&P/TSX Composite	100	88	111	127	158	185

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Circular or in a prior information circular of the Trust, no "informed person" (as defined in National Instrument 51-102), nor any person nominated for election as a director of the Corporation,

nor any of their respective associates or affiliates, has had any material interest, direct or indirect, in any transaction of the Trust since January 1, 2006 or in any proposed transaction which has materially affected or would materially affect Canadian Oil Sands. Copies of prior information circulars of the Trust may be accessed through the internet via the "System for Electronic Data Analysis and Retrieval" (SEDAR) maintained by the Canadian Securities Administrators at www.sedar.com.

Computershare Trust Company of Canada acts as both Trustee and the registrar and transfer agent for the Units, and receives fees for its services in both capacities. In its capacity as Trustee of the Trust, the Trustee is paid a reasonable fee in connection with the administration and management of the Trust and is also reimbursed for all expenses properly incurred, as agreed by the Trustee and the Corporation.

MANAGEMENT CONTRACTS

Management Agreement

The Trust has no directors, officers or employees. Instead, pursuant to the provisions of the Trust Indenture and the Management Agreement, the Corporation provides management services to the Trust. Under the Management Agreement, in each quarter the Corporation is to be paid an amount equal to the sum of the following: (a) a fixed fee of $125,000 per quarter; (b) all amounts payable by the Corporation to EnCana pursuant to the Marketing Agreement (see below); and (c) all other out-of-pocket and third party fees, costs and expenses reasonably incurred by the Corporation in carrying out its obligations or duties under the Management Agreement.

Marketing Agreement

Pursuant to the Marketing Services Agreement dated as of July 5, 2001 between EnCana and the Corporation, as amended (the "Marketing Agreement"), EnCana previously marketed all of the Syncrude Sweet Blend and other marketable products obtained from oil sands or produced in association therewith attributable to the Trust's interests in the Syncrude Joint Venture ("Syncrude Products").

EnCana received the following fees for providing such marketing services:

(d) $0.05 for each barrel of Syncrude Sweet Blend marketed and sold on or after February 1, 2003;

(e) $0.055 for each barrel of crude bitumen or other liquid crude products sold by the barrel; and

(f) a reasonable fee in respect of all other oil sands products.

A minimum monthly fee of approximately $33,333 was payable to EnCana for these marketing services in respect of the aggregate working interest in Syncrude now held by the Trust through its subsidiaries. EnCana also was entitled to be reimbursed for its reasonable out-of-pocket expenses and costs.

The term of the Marketing Agreement ended on August 31, 2006 as we internalized the marketing function at the Corporation.

EFFECTIVE DATE

Unless otherwise specified, the information set forth in this Circular is given as of March 7, 2007.

INQUIRIES/ADDITIONAL INFORMATION

Inquiries may be directed to the proxy solicitation and information agent, Valiant Trust Company, as follows:

Valiant Trust Company
310, 606 – 4th Street SW
Calgary, Alberta T2P 1T1

Telephone:	(403) 233-2801
Fax:	(403) 233-2857
E-mail:	inquiries@valianttrust.com
Toll-Free:	1-866-313-1872

Additional information relating to the Trust is available through the internet via SEDAR at www.sedar.com or on the Trust's website at www.cos-trust.com. Copies of the Trust's financial statements and management's discussion and analysis may be obtained by contacting the Trustee at 710, 530 – 8th Avenue S.W., Calgary, Alberta T2P 3S8; phone (403) 267-6800; facsimile (403) 267-6598 or the Corporation's Director, Investor Relations by mail, email or phone at 2500 First Canadian Centre, 350 – 7th Avenue S.W., Calgary, Alberta T2P 3N9; email – investor_relations@cos-trust.com; phone (403) 218-6220; facsimile (403) 218-6201. Financial information regarding the Trust is provided in the Trust's comparative consolidated financial statements for the year ended December 31, 2006, which may be found at www.cos-trust.com or at www.sedar.com.

MERRILL CORPORATION CANADA
Printed In Canada

Exemption under Rule 12g3-2(b)

Canadian Oil Sands

FORM OF PROXY

THIS PROXY IS SOLICITED BY THE MANAGER OF CANADIAN OIL SANDS TRUST AND WILL BE USED AT THE ANNUAL AND SPECIAL MEETING OF UNITHOLDERS TO BE HELD ON WEDNESDAY, APRIL 25, 2007

The undersigned holder of trust units ("Units") of Canadian Oil Sands Trust (the "Trust") hereby appoints C.E. (Chuck) Shultz, Chairman of the Board of Canadian Oil Sands Limited ("COSL"), or Marcel R. Coutu, President and Chief Executive Officer of COSL, or instead of either of them, ______________________________, as the nominee of the undersigned, to attend and act for and on behalf of the undersigned at the annual and special meeting (the "Meeting") of the Unitholders of the Trust to be held on Wednesday, April 25, 2007 at 2:30 p.m. (Calgary time) in the Grand Lecture Theatre, The Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary, Alberta, and at any adjournment thereof, and at every poll which may be taken in consequence thereof, and to vote the Units registered in the name of the undersigned, with the same powers that the undersigned would have if the undersigned was personally present at the Meeting or such adjournment thereof. Without limiting the generality of the authorization and power hereby given, the undersigned hereby revokes any proxy previously given and directs the nominee appointed hereunder to vote the Units as follows, and the trustee of the Trust (the "Trustee") shall, where applicable, in turn vote the common shares of COSL in accordance with the decision of the Unitholders:

1. Directing the Trustee to vote the common shares of COSL so as to appoint PricewaterhouseCoopers LLP as the auditor of COSL for the ensuing year at a remuneration to be fixed by COSL and approved by the directors thereof;
   [ ] FOR
   [ ] WITHHOLD FROM VOTING

2. Appointing PricewaterhouseCoopers LLP as the auditor of the Trust for the ensuing year at a remuneration to be fixed by COSL and approved by the directors thereof;
   [ ] FOR
   [ ] WITHHOLD FROM VOTING

3. Directing the Trustee to vote the common shares of COSL so as to elect the management nominees as directors of COSL all of the nominees of the Trust, as described and set forth in the Management Proxy Circular of the Trust dated March 7, 2007, and to fill any vacancies among the directors of COSL that may arise between the Meeting and the first meeting of the Unitholders thereafter that considers the election of directors, by appointing to any such vacancy a person selected by COSL;
   [ ] FOR
   [ ] WITHHOLD FROM VOTING

4. Approving the ordinary resolution regarding the approval of an amended Unitholder Rights Plan, as described and set forth in the Management Proxy Circular of the Trust dated March 7, 2007; and
   [ ] FOR
   [ ] AGAINST

5. On any other business that may properly come before the Meeting or any adjournment or adjournments thereof, in such manner as the proxyholder may determine in his or her discretion.

This form of proxy confers on the nominees named herein discretionary authority with respect to amendments or variations of those matters identified in the accompanying Notice of Annual and Special Meeting of Unitholders (the "Notice of Meeting") dated March 7, 2007 or any other matters that may properly come before the Meeting or any adjournments thereof. This proxy also authorizes the Trustee to replace any nominee identified above for election as a director of COSL if such nominee is unable or not willing to serve as a director. As at March 7, 2007, neither the Trustee nor COSL knows of any such amendments, other matters or anticipated replacements.

The Units represented by this proxy will be voted on the matters listed above and identified in the Notice of Meeting in such manner as the Unitholder giving this proxy may have specified by marking an "X" in the spaces provided above for that purpose. If no choice is specified hereon as to the manner in which the Units represented by this proxy are to be voted with respect to any matter listed above and identified in the Notice of Meeting, then all such Units will be voted "FOR" each such matter.

A Unitholder entitled to vote at the Meeting has the right to appoint a person (who need not be a Unitholder) to attend and act for and on behalf of such Unitholder at the Meeting other than the persons designated as nominees in this form of proxy. To exercise this right, the Unitholder should insert in the name of such person in the blank space provided above.

This proxy is solicited on behalf of the Trustee by the management of COSL pursuant to the terms of the Management Agreement dated July 5, 2001 between the Trust and COSL, as amended.

To be effective, proxies must be received by Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department) not less than twenty-four (24) hours before the time set for the holding of the Meeting or any adjournment thereof. Proxies may be revoked at any time prior to their use.

DATED this _____ day of ____________________, 2007.

____
Name of Unitholder (please print)

____
Signature of Unitholder (or duly authorized person)

NOTES:

1. This proxy must be executed by the Unitholder or by his or her attorney duly authorized in writing or, if the Unitholder is a corporation, under its corporate seal by a duly authorized officer or attorney thereof indicating the capacity under which such officer or attorney is signing.

2. Proxies not dated in the space provided will be deemed to bear the date on which the accompanying Management Proxy Circular was mailed to Unitholders.

3. The name of the Unitholder must appear exactly as it is shown on the affixed label. If Units are held jointly, any one of the joint owners may sign.

4. If Units are registered in the name of an executor, administrator, trustee or similar holder, such holder must set out his or her full title and sign the proxy exactly as registered. If Units are registered in the name of a deceased or other Unitholder, the Unitholder's name must be printed in the space provided, the proxy must sign below the Unitholder signature and evidence of authority to sign on behalf of the Unitholder must be attached to the proxy.

Canadian Oil Sands

NEWS RELEASE
For immediate release

Canadian Oil Sands Trust Annual and Special Meeting notice

Calgary, April 19, 2007 (TSX – COS.UN) — Canadian Oil Sands Trust will release its first quarter 2007 results and hold its Annual and Special Meeting of Unitholders on Wednesday, April 25, 2007 at 2:30 p.m. (mountain standard time) in the Grand Lecture Theatre of the Metropolitan Conference Centre, located at 333 Fourth Avenue SW, Calgary, Alberta. The close of business on March 6, 2007 was fixed as the record date for determination of those Unitholders entitled to receive notice and to vote at the meeting. All proxies must be received by Computershare Trust Company no later than Tuesday, April 24, 2007. A live audio Web cast of the meeting will be available on April 25 at the following link on Canadian Oil Sands' Web site: http://www.cos-trust.com/investor/invPresent.aspx

Canadian Oil Sands Trust is an open-ended investment trust that generates income from its indirect 36.74 per cent working interest in the Syncrude Joint Venture. The Trust currently has approximately 479 million units outstanding, which trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust is managed by Canadian Oil Sands Limited.

-30-

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Director, Investor Relations:
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com

Canadian Oil Sands

NEWS RELEASE
For immediate release

Syncrude Joint Venture owners confirm Management Services Agreement

Calgary, AB., April 23, 2007 (TSX – COS.UN) – Canadian Oil Sands Trust ("Canadian Oil Sands") today announced that the Syncrude Joint Venture owners have approved the recommendations of the Opportunity Assessment Team and have started implementing the Management Services Agreement between Syncrude Canada Ltd. ("Syncrude Canada") and Imperial Oil Resources Ltd. ("Imperial"), previously announced on November 1, 2006.

The Management Services Agreement provides Syncrude Canada, as operator, with the opportunity to access Imperial's downstream expertise in refining, and through their association with ExxonMobil, global expertise, leading-edge technologies and management and operating best practices. The expectation is that this initiative will deliver sustained improvement in Syncrude's operating performance.

Since late 2006, an Opportunity Assessment Team comprised of experts from Syncrude, Imperial, ExxonMobil and the other Joint Venture owners has been examining possibilities for improvement at Syncrude. In April, the team presented their specific recommendations, which were approved by Syncrude owners. Such approval was required to proceed with implementation of the Management Services Agreement.

The implementation phase will involve the secondment of Imperial and ExxonMobil personnel and perhaps personnel from other owner companies to Syncrude. The secondees will work closely with Syncrude management and staff to assist in the implementation of the Opportunity Assessment Team's recommendations and Imperial/ExxonMobil's global best practices and systems. Secondments from Syncrude to ExxonMobil also will occur to enhance career development and broaden employee knowledge and experience.

To lead this effort, Mr. Tom Katinas has been appointed to the role of President and Chief Executive Officer of Syncrude Canada effective May 1, 2007. Mr. Katinas succeeds current CEO, Charles Ruigrok. Mr. Ruigrok will work with Mr. Katinas to ensure a smooth transition of responsibilities. Charles' next assignment will be announced separately at a later date.

"Syncrude has entered a promising new era with the support of the Management Services Agreement, which should further improve operational performance, thereby strengthening the foundation from which to pursue our growth plans," said Marcel Coutu, Syncrude Chairman, and President and CEO of Canadian Oil Sands. "Tom's proven

leadership will be an important catalyst in combining the MSA with the contributions of Syncrude's highly-skilled and committed people to generate the optimal results."

Mr. Katinas brings extensive worldwide operating experience, having worked at a number of ExxonMobil refining facilities. His most recent assignment was in the ExxonMobil Fawley Refinery where he was the refinery manager for the last four years. The Fawley refinery is the largest refinery in the United Kingdom and one of the most complex in Europe.

"Syncrude has always had a solid reputation when it comes to the strength of its people, its commitment to sustainable development, and the value it places on relationships with stakeholders and the community," said Mr. Katinas. "My vision is to reinforce these distinctions by building us into a worldwide model for safety, reliability and production."

Mr. Ruigrok joined Syncrude in December of 2003 on a secondment assignment from Imperial Oil to oversee the completion and integration of Syncrude's Stage 3 expansion.

"I want to thank Charles for his significant contribution and leadership in successfully overseeing the completion of Stage 3," said Syncrude Chairman Marcel Coutu. "In addition to being the largest expansion in Syncrude's history, Stage 3 also was one of the most complex and substantial engineering and construction projects in Canadian history."

Located near Fort McMurray, Alberta, Syncrude Canada operates large oil-sands mines and an upgrading facility that produces a light, sweet crude oil on behalf of its joint venture owners, which include Canadian Oil Sands Limited, ConocoPhillips Oilsands Partnership II, Imperial Oil Resources, Mocal Energy Limited, Murphy Oil Company Ltd., Nexen Oil Sands Partnership, and Petro-Canada Oil and Gas.

Canadian Oil Sands Trust provides a pure investment opportunity in the Syncrude Project through its 36.74 per cent working interest. The Trust is an open-ended investment trust managed by Canadian Oil Sands Limited and has approximately 479 million units outstanding, trading on the Toronto Stock Exchange under the symbol COS.UN.

Advisory: In the interest of providing Canadian Oil Sands Trust ("Canadian Oil Sands", the "Trust" or "we") unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future plans and operations, certain statements throughout this press release contain "forward-looking statements". Forward-looking statements in this release include, but are not limited to, statements with respect to: the expectation that the agreement between Syncrude and Imperial Oil will result in sustained improvement in Syncrude's operating performance; the belief that secondments from Syncrude to ExxonMobil will enhance career development and broaden employee knowledge and experience; and the expectations regarding future secondment and staff locations.

You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from

those expressed in the forward-looking statements contained in this press release include, but are not limited to: the difficulties and risks involved in any complex mining and upgrading operation; labour disruptions and disputes; the limitations in directing Imperial Oil and ExxonMobil's processes and personnel in providing the services; regulatory requirements and general economic conditions in Canada and in the Fort McMurray area in particular; and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. We would refer you to the risks and assumptions further outlined in the Trust's annual information form and annual and quarterly financial reports.

-30-

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Director Investor Relations
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com

Canadian Oil Sands

first quarter report 1

Canadian Oil Sands Trust announces 2007 first quarter results and a quarterly distribution increase to $0.40 per Trust unit

Calgary, Alberta (April 25, 2007) – Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust" or "we") (TSX - COS.UN) today announced first quarter 2007 results and a 33 per cent increase in the Trust's quarterly distribution to $0.40 per Trust unit ("Unit") for Unitholders of record on May 8, 2007, payable on May 31, 2007. Net income in the first quarter of 2007 increased to $262 million, or $0.55 per Unit, from $91 million, or $0.20 per Unit, during the previous year's same period. First quarter 2007 cash from operating activities was $202 million, or $0.42 per Unit, compared to $187 million, or $0.40 per Unit, in 2006. Non-cash operating working capital requirements, primarily a result of higher accounts receivable, reduced first quarter 2007 cash from operating activities by $94 million.

Net income and cash from operating activities reflect higher revenues as a result of incremental Stage 3 production, less turnaround and maintenance activity compared to the prior year, and a larger Syncrude working interest. As well, net income and cash from operating activities benefited from a 41 per cent reduction in per barrel operating costs quarter-over-quarter, offset somewhat by a higher Crown royalty expense.

Crown royalties increased to $9.58 per barrel in 2007 from $0.67 per barrel in 2006 with the shift to the higher royalty rate of 25 per cent of net revenues from the minimum one per cent of gross revenue, which occurred in the second quarter of 2006. In the first quarter of 2007 Syncrude paid royalties totaling $256 million to the Province of Alberta. The Syncrude project began paying the higher rate at roughly the same time as the Stage 3 expansion was completed as a result of robust crude oil prices, which increased revenues from the base plant and accelerated project payout.

"Reflecting our constructive view of our free cash flow over the next several quarters and our intention to move to fuller payout of that free cash flow, we are very pleased to announce our third distribution increase since our Stage 3 project funding began to diminish," said Marcel Coutu, President and Chief Executive Officer. "Reduced capital spending, growing volumes from our recently expanded facilities and a renewed focus on costs and operational reliability are cornerstones of our current operation. These form the foundation upon which our next growth stages will be launched."

First Quarter Highlights

The Trust's 2007 financial results reflect a 36.74 per cent working interest in the Syncrude Joint Venture, which represents the Trust's increased ownership following its previously announced acquisition of a 1.25 per cent Syncrude interest from Talisman Energy Inc. ("Talisman") on January 2, 2007. Prior year comparative information is based on the Trust's previous ownership of 35.49 per cent.

- Sales volumes increased 46 per cent, averaging about 109,000 barrels per day, in the first quarter of 2007 compared to the same 2006 period. The Trust's larger Syncrude ownership, incremental production from Stage 3, and less turnaround and maintenance activity quarter-over-quarter contributed to higher volumes in 2007.
- Operating costs averaged $23.56 per barrel in 2007, down from $40.26 per barrel in 2006 as a result of lower turnaround and maintenance activity, a decrease in the value of Syncrude's long-term incentive plan, and lower purchased energy costs in 2007 compared to 2006.
- Quarterly capital expenditures in 2007 declined to $33 million from $137 million in 2006 with the completion of the Stage 3 project in August 2006.
- Net debt to book capitalization of 25 per cent at the end of the first quarter of 2007 remained the same as at 2006 year end.
- The Trust is maintaining its single point estimate for 2007 production of 110 million barrels, or 40.4 million barrels net to the Trust. On March 13, 2007, the Trust announced a reduction to the upper end of its production range by five million barrels with the current range now between 105 to 115 million barrels, or 39 to 42 million barrels net to the Trust. The change reflects constrained production rates from Coker 8-3 since late 2006. Syncrude plans to perform maintenance on Coker 8-3 during the second quarter of 2007 to restore production throughput.
- The Syncrude Joint Venture owners have approved the recommendations of an Opportunity Assessment Team as part of the Management Services Agreement between Syncrude Canada Ltd. and Imperial Oil Resources Ltd., previously announced on November 1, 2006. Implementation of the recommendations will be led by Mr. Tom Katinas, who has been appointed to the consolidated role of President and Chief Executive Officer of Syncrude Canada effective May 1, 2007.

Effective April 25, 2007, Mr. Walter O'Donoghue will be retiring from Canadian Oil Sands' board of directors. Commencing as chairman in 1995 of Athabasca Oil Sands Trust, one of the predecessors of Canadian Oil Sands Trust, Mr. O'Donoghue has served as a board member since the Trust's inception. We want to thank him for providing his knowledge and insight in helping to create and develop the Trust into the successful entity that it is today. We wish him the best in his retirement.

Canadian Oil Sands Trust's Annual and Special Meeting of Unitholders will be held on April 25, 2007 at 2:30 p.m. Mountain Standard Time. A live audio Web cast of the meeting will be available on our Web site at www.cos-trust.com under investor information, presentations and Web casts. An archive of the Web cast will be available approximately one hour following the meeting.

CANADIAN OIL SANDS TRUST
Highlights

(millions of Canadian dollars, except Trust unit and volume amounts)	Three Months Ended March 31 2007		2006	
Net Income	$	262	$	91
Per Trust unit- Basic	$	0.55	$	0.20
Per Trust unit- Diluted	$	0.55	$	0.20
Cash from Operating Activities	$	202	$	187
Per Trust unit	$	0.42	$	0.40
Unitholder Distributions	$	144	$	93
Per Trust unit	$	0.30	$	0.20
Syncrude Sweet Blend Sales Volumes *				
Total (MMbbls)		9.8		6.7
Daily average (bbls)		108,981		74,929
Operating Costs per barrel	$	23.56	$	40.26
Net Realized Selling Price per barrel				
Realized selling price before hedging	$	68.47	$	69.17
Currency hedging gains (losses)		0.22		1.07
Net realized selling price	$	68.69	$	70.24
West Texas Intermediate ($US per barrel)	$	58.23	$	63.48

* The Trust's sales volumes differ from its production volumes due to changes in inventory, which are primarily in-transit pipeline volumes, and are net of purchased crude oil volumes.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management's Discussion and Analysis ("MD&A") was prepared as of April 25, 2007 and should be read in conjunction with the unaudited interim consolidated financial statements of Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") for the three months ended March 31, 2007 and March 31, 2006, as well as the audited consolidated financial statements and MD&A of the Trust for the year ended December 31, 2006.

ADVISORY- in the interest of providing the Trust's Unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future production and cost estimates, plans and operations, certain statements throughout this MD&A contain "forward-looking statements" under applicable securities law. Forward-looking statements in this M&DA include, but are not limited to, statements with respect to: the expectation that Coker 8-3 will achieve its productive capacity after undergoing maintenance in the second quarter; the expected realized selling price, which includes the anticipated differential to WTI, to be received in 2007 for Canadian Oil Sands' product; the expected reserves and the impact of such reserves estimates on the D&D rate; the potential amount payable in respect of any future income tax liability; the expected impact on the Trust from the announced changes to the federal government's taxation of income trusts; the expectation that the net debt level will allow the Trust to remain unhedged while providing the capacity to fund growth opportunities; the belief that the Trust will not be restricted by its net debt to total capitalization financial covenant; the expected increased reliability and other benefits from the management services agreement between Syncrude Canada Ltd. and Imperial Oil Resources; the anticipated timing to reach full production rates from Coker 8-3 and to modify the FGD unit and hydrogen plant; the expected impact that increased supplies of synthetic crude oil will have on the net realized selling price that Canadian Oil Sands receives for its product; the level of energy consumption in 2007 and beyond; the timing to start and complete the turnaround of Coker 8-3; capital expenditures for 2007; the anticipated cost and completion date for the SER project; the expectation not to enter into crude oil hedges in the future; the level of natural gas consumption in 2007 and beyond; the expected timing to produce SSP; the expected price for crude oil and natural gas in 2007, the expected production, revenues and operating costs for 2007; the net sales proceeds of the disposition of the remainder of Canadian Arctic Gas Ltd.'s conventional assets; the anticipated impact that certain factors such as natural gas and oil prices, foreign exchange and operating costs have on the Trust's cash from operating activities and net income; and the expected impact of any future environmental legislation or changes to the Crown royalties regime. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this MD&A include, but are not limited to: the impact of technology on operations and processes and how new complex technology may not perform as expected, labour shortages and the productivity achieved from labour in the Fort McMurray area, the supply and demand metrics for oil and natural gas, the impact that pipeline capacity and refinery demand have on prices for our products, the variances of stock market activities generally, normal risks associated with litigation, general economic, business and market conditions, regulatory changes, and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. The discussion on proposed tax changes in trust tax legislation is based solely on the general information found in the background paper issued by Finance at the time of the October 31, 2006 announcement (which is not legislation), the guidelines issued by Finance on December 15, 2006, and the draft amendments to the Tax Act released on December 21, 2006. No assurance can be given that the final legislation implementing the 2006 proposed tax changes will be consistent with the foregoing or that Canadian federal income tax law respecting income trusts and other flow-through entities will not be further changed in a manner which adversely affects the Trust and its Unitholders. To the extent that changes, including the 2006 proposed tax changes, are implemented, such changes could result in the income tax considerations described in this MD&A being materially different in certain respects. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A, and unless required by law, the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

REVIEW OF SYNCRUDE OPERATIONS

During the first quarter of 2007, the Syncrude Joint Venture ("Syncrude") oil production totalled 26.6 million barrels, or an average of 296,000 barrels per day, compared to 18.4 million barrels, or 205,000 barrels per day, during the same period of 2006. First quarter 2007 production was slightly under the 27 million barrel estimate provided in our January 29, 2007 Guidance Document. Net to the Trust, production totalled 9.8 million barrels in the first quarter of 2007 based on our 36.74 per cent working interest compared to 6.5 million barrels in 2006 based on a 35.49 per cent interest.

Production in the first quarter of 2007 was primarily affected by unplanned maintenance on Coker 8-2, which began in late 2006 and extended into late January, combined with constrained production rates from the new Coker 8-3. Comparatively, production in the first quarter of 2006 was affected by an extensive maintenance schedule with turnarounds of several units including an extended turnaround of Coker 8-1. As well, the increase in the Trust's share of Syncrude's production in 2007 reflects the Trust's higher 36.74 per cent ownership interest.

Coker 8-3 has been producing at about 70 per cent of its capacity since late 2006. During March, lower volumes from Coker 8-3 were offset by higher output from Cokers 8-1 and 8-2 with production averaging 356,000 barrels per day during the month. To bring Coker 8-3 closer to its design rate, Syncrude plans to perform maintenance starting in May of 2007 to remove coke residue build-up within the vessel. While maintenance on Coker 8-3 was not scheduled to occur this early in its run length, we did anticipate encountering various performance issues associated with bringing a new, complex expansion such as Stage 3 into operation.

Canadian Oil Sands' operating costs declined to $23.56 per barrel in the first quarter of 2007 compared with $40.26 per barrel in the same quarter last year. There was less turnaround and maintenance activity quarter-over-quarter, thereby increasing production and reducing per barrel costs. First quarter 2007 operating costs also reflect lower purchased energy and Syncrude incentive compensation costs compared to the same quarter of 2006 (see "Operating Costs" section of this MD&A for further discussion).

Syncrude's post-Stage 3 facilities have the design capability to produce approximately 375,000 barrels per day when operating at full capacity under optimal conditions and with no downtime for maintenance or turnarounds. This daily production capacity is referred to as "barrels per stream day". However, under normal operating conditions, scheduled downtime is required for maintenance and turnaround activities and unscheduled downtime will occur as a result of mechanical problems, unanticipated repairs and other slowdowns. When allowances for such downtime are included, the daily design productive capacity of Syncrude's post-Stage 3 facilities is approximately 350,000 barrels per day on average and is referred to

as "barrels per calendar day". All references to Syncrude's productive capacity in the following discussions refer to barrels per calendar day, unless stated otherwise.

The Trust's production volumes differ from its sales volumes due to changes in inventory, which are primarily in-transit pipeline volumes. These in-transit volumes vary with current production. The growth in Syncrude™ Sweet Blend ("SSB") volumes from the Stage 3 facilities also has required Canadian Oil Sands to access more distant markets to sell its volumes, which generally increases in-transit pipeline volumes. The impact of Syncrude's first quarter operations on Canadian Oil Sands' financial results is more fully discussed later in this MD&A.

SUMMARY OF QUARTERLY RESULTS

($ millions, except per Trust Unit and volume amounts)	2007	2006				2005		
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues [1]	$ 674	$ 646	$ 689	$ 624	$ 473	$ 519	$ 612	$ 492
Net income	$ 262	$ 128	$ 278	$ 337	$ 91	$ 174	$ 380	$ 218
Per Trust Unit, Basic [2]	$ 0.55	$ 0.27	$ 0.60	$ 0.72	$ 0.20	$ 0.38	$ 0.83	$ 0.48
Per Trust Unit, Diluted [2]	$ 0.55	$ 0.27	$ 0.59	$ 0.72	$ 0.20	$ 0.37	$ 0.83	$ 0.48
Cash from operating activities	$ 202	$ 412	$ 334	$ 209	$ 187	$ 281	$ 364	$ 199
Per Trust Unit [2]	$ 0.42	$ 0.88	$ 0.72	$ 0.45	$ 0.40	$ 0.61	$ 0.79	$ 0.43
Daily average sales volumes (bbls)	108,981	110,185	95,438	86,394	74,929	78,318	85,942	79,506
Net realized selling price ($/bbl)	$ 68.69	$ 63.71	$ 78.43	$ 79.35	$ 70.24	$ 72.07	$ 77.43	$ 68.03
Operating costs ($/bbl)	$ 23.56	$ 23.60	$ 19.68	$ 28.48	$ 40.26	$ 25.54	$ 23.61	$ 21.35
Purchased natural gas price ($/GJ)	$ 6.99	$ 6.51	$ 5.42	$ 5.72	$ 7.42	$ 10.73	$ 8.31	$ 6.94

[1] Revenues after crude oil purchases and transportation expense.
[2] Trust Unit information has been adjusted to reflect the 5:1 Unit split that occurred on May 3, 2006.

Quarterly variances in revenues, net income, and cash from operating activities are caused mainly by fluctuations in crude oil prices, production and sales volumes, operating costs and natural gas prices. Net income is also impacted by non-cash foreign exchange gains and losses caused by fluctuations in foreign exchange rates on our U.S. dollar denominated debt and by future income tax changes. A large proportion of operating costs are fixed and, as such, unit operating costs are highly variable to production volumes. While the supply/demand balance for crude oil affects selling prices, the impact of this equation is difficult to predict and quantify and has not displayed significant seasonality. Maintenance and turnaround activities are typically scheduled to occur in the first or second quarter. However, the exact timing of unit shutdowns cannot be precisely scheduled, and unplanned outages will occur. As a result, production levels also may not display reliable seasonality patterns or trends. Maintenance and turnaround costs are expensed in the period incurred and can lead to significant increases in operating costs and reductions in production in those periods, as demonstrated by the particularly high per barrel operating costs in the first quarter of 2006. Natural gas prices are typically higher in winter months as heating demand rises, but this seasonality is significantly influenced by weather conditions and North American natural gas inventory levels.

Three significant changes have occurred over the last eight quarters that have impacted the Trust's financial results:

- Syncrude's Stage 3 expansion came on-line at the end of August 2006, increasing Syncrude's productive capacity by about 100,000 barrels per day with a corresponding impact on the Trust's revenues.
- During the second quarter of 2006, Crown royalties shifted to the higher rate of 25 per cent of net revenue, compared to the one per cent of gross revenue rate that had applied since January 1, 2002, increasing Crown royalties expense and somewhat offsetting the revenue increases to net income and cash from operating activities in the latter half of 2006 and the first quarter of 2007.
- Starting in the first quarter of 2007, the Trust's financial results reflect a 36.74 per cent working interest in Syncrude, which represents its increased ownership following the acquisition of Talisman Energy Inc.'s ("Talisman") 1.25 per cent working interest on January 2, 2007. Prior year comparative information is based on the Trust's previous ownership of 35.49 per cent.

REVIEW OF FINANCIAL RESULTS

Net income in the first quarter of 2007 increased by $171 million to total $262 million, or $0.55 per Trust Unit ("Unit"), from the same period of last year. Cash from operating activities was $202 million, or $0.42 per Unit, in the first quarter of 2007 compared to $187 million, or $0.40 per Unit, in 2006. The increase in cash from operating activities quarter-over-quarter was not as significant as the change in net income, mainly due to changes in operating non-cash working capital. In the first quarter of 2007, non-cash operating working capital requirements reduced cash from operating activities by $94 million, primarily a result of higher accounts receivable. An increase in March sales volumes and the average realized selling price resulted in a higher accounts receivable balance relative to December 31, 2006. Comparatively in the first quarter of 2006, cash from operating activities increased by $46 million from changes in non-cash working capital, mainly due to lower accounts receivable at quarter-end relative to December 31, 2005.

($ per bbl)	Three Months Ended March 31 2007	2006	$ Change
Net realized selling price	68.69	70.24	(1.55)
Operating costs	(23.56)	(40.26)	16.70
Crown royalties	(9.58)	(0.67)	(8.91)
Netback	35.55	29.31	6.24
Non-production costs	(1.78)	(3.76)	1.98
Administration and insurance	(0.65)	(1.07)	0.42
Interest, net	(2.48)	(3.69)	1.21
Depletion, depreciation and accretion	(8.49)	(7.46)	(1.03)
Foreign exchange gain (loss)	0.79	(0.25)	1.04
Current and future income tax recovery (expense)	3.74	0.41	3.33
	(8.87)	(15.82)	6.95
Net income per barrel	26.68	13.49	13.19
Sales volumes (MMbbls)	9.8	6.7	3.1

Incremental Stage 3 production, less turnaround and maintenance activity, and a larger Syncrude working interest in the first quarter relative to the prior year contributed to a $201 million increase in revenues (after crude oil purchases and transportation expense) to $674 million in 2007 compared to 2006. Net income and cash from operating activities also benefited from a $40 million reduction in operating costs quarter-over-quarter. Operating costs were $23.56 per barrel in the first quarter of 2007, a decrease of $16.70 per barrel compared to the same period in 2006; however, partially offsetting the increase in revenues and reduction in operating costs was an $89 million increase to Crown royalties expense relative to the same quarter of 2006. Crown royalties amounted to $94 million, or $9.58 per barrel, in the first quarter of 2007, compared to $5 million, or $0.67 per barrel, in the same period of 2006. The higher royalties reflect both the higher Crown royalty rate and the increase in net revenue in the current year.

Also reducing net income in the first quarter of 2007 relative to the same period of 2006 was a $32 million increase to depreciation, depletion and accretion expense. An increase in the per barrel depreciation and depletion ("D&D") rate, combined with higher production volumes, resulted in the quarter-over-quarter increase in this non-cash expense; however, offsetting this decrease to net income was a $33 million increase to future income tax recovery mainly as a result of changes in temporary differences of the Trust's subsidiary in the first quarter of 2007.

Non-GAAP Financial Measures

In this report, we may refer to the Trust's free cash flow as well as cash from operating activities per Unit, which are measures that do not have any standardized meaning under Canadian generally accepted accounting principles ("GAAP"). Free cash flow is derived from cash from operating activities reported on the Trust's Consolidated Statement of Cash Flows, less capital expenditures and reclamation trust contributions in the period. In management's opinion, free cash flow is a key indicator of the Trust's

ability to repay debt and pay distributions to its Unitholders. Free cash flow may not be directly comparable to similar measures presented by other companies or trusts.

Revenues after Crude Oil Purchases and Transportation Expense

($ millions)	Three Months Ended March 31 2007	2006	Variance
Sales revenue [1]	$ 781	$ 509	$ 272
Crude oil purchases	(99)	(34)	(65)
Transportation expense	(10)	(9)	(1)
	672	466	206
Currency hedging gains [1]	2	7	(5)
	$ 674	$ 473	$ 201
Sales volumes (MMbbls)	9.8	6.7	3.1

[1] *The sum of sales revenue and currency hedging gains equals Revenues on the Trust's Consolidated Statement of Income and Comprehensive Income.*

($ per barrel)			
Realized selling price before hedging [2]	$ 68.47	$ 69.17	$ (0.70)
Currency hedging gains	0.22	1.07	(0.85)
Net realized selling price	$ 68.69	$ 70.24	$ (1.55)

[2] *Sales revenue, after crude oil purchases and transportation expense divided by SSB sales volumes, net of purchased crude oil volumes.*

Sales revenue after crude oil purchases and transportation expense and before currency hedging in the first quarter of 2007 relative to the comparable quarter of 2006 reflects the 46 per cent increase in sales volumes quarter-over-quarter. The Trust's larger Syncrude ownership and incremental production from the Stage 3 facilities during the first quarter of 2007, together with the lower production in the prior year's quarter due to extensive turnaround and maintenance activity, resulted in the higher 2007 sales volumes.

While volumes increased significantly relative to 2006, the increase to revenues was partially reduced by a decrease in our realized SSB selling price, which averaged $68.47 per barrel, before currency hedging gains, in the first quarter of 2007, compared to $69.17 per barrel in the same period of 2006. While our average realized selling price did not change significantly from the prior year, the underlying elements of the prices varied more significantly quarter-over-quarter. West Texas Intermediate ("WTI") prices, which our SSB product pricing tends to follow, averaged approximately US$58 per barrel in 2007, a decrease of over $5 per barrel compared to the same quarter of 2006. This decrease was offset by a weakening of the Canadian dollar relative to the U.S. dollar, which averaged $0.85 US/Cdn in the first quarter of 2007

compared to $0.87 US/Cdn in the same quarter of 2006, and a significant improvement in our pricing differentials relative to WTI. Our SSB product realized a weighted-average discount of $0.08 per barrel compared to average Canadian dollar WTI in the first quarter of 2007 versus a discount of $4.39 per barrel in the same period in 2006. The improvement in differential quarter-over-quarter highlights the relatively weak differential reported in the first quarter of 2006. The large discount realized in that period was driven by both reduced product demand as a result of refinery outages, and increased supply of light crude oil resulting from a pipeline reconfiguration. As well, pipeline restrictions limited access to extended markets placing downward pressure on SSB prices in the first quarter of 2006. By comparison, the first quarter of 2007 reflected a tighter supply/demand balance as a result of lower than anticipated supply and new demand. The differential can change quickly between a premium or a discount depending on the synthetic supply/demand dynamics in the marketplace and pipeline availability for transporting the crude oil.

Operating costs

	Three Months Ended March 31			
	2007		2006	
	$/bbl Bitumen	$/bbl SSB	$/bbl Bitumen	$/bbl SSB
Bitumen Costs [1]				
Overburden removal	1.69		3.24	
Bitumen production	8.46		9.47	
Purchased energy [3]	2.72		3.90	
	12.87	15.39	16.61	19.21
Upgrading Costs [2]				
Bitumen processing and upgrading		4.81		5.33
Turnaround and catalysts		1.02		7.49
Purchased energy [3]		2.87		3.99
		8.70		16.81
Other and research		0.04		3.51
Change in treated and untreated inventory		(0.55)		0.93
Total Syncrude operating costs		23.58		40.46
Canadian Oil Sands adjustments [4]		(0.02)		(0.20)
Total operating costs		23.56		40.26
(thousands of barrels per day)	Bitumen	SSB	Bitumen	SSB
Syncrude production volumes	354	296	237	205

[1] Bitumen costs relate to the removal of overburden, oil sands mining, bitumen extraction and tailings dyke construction and disposal costs. The costs are expressed on a per barrel of bitumen production basis and converted to a per barrel of SSB based on the yield of SSB from the processing and upgrading of bitumen.

[2] Upgrading costs include the production and ongoing maintenance costs associated with processing and upgrading of bitumen to SSB. It also includes the costs of major refining equipment turnarounds and catalyst replacement.

[3] Natural gas costs averaged $6.99/GJ and $7.42/GJ in the first quarters of 2007 and 2006, respectively.

[4] Canadian Oil Sands' adjustments mainly pertain to Syncrude-related pension costs, property insurance costs, site restoration costs, as well as the inventory impact of moving from production to sales as Syncrude reports per barrel costs based on production volumes and we report based on sales volumes.

($/bbl of SSB)	Three Months Ended March 31 2007	2006
Production costs	17.43	31.76
Purchased energy	6.13	8.50
Total operating costs	23.56	40.26

(GJs/bbl of SSB)		
Purchased energy consumption	0.88	1.15

During planned and unplanned shutdowns, Syncrude directs resources towards other activities, and thus, the operation is less efficient with lower production and higher operating costs. This is evident in the decrease in overburden removal costs and bitumen production of about $3 per barrel of SSB in the first quarter of 2007 compared to the same 2006 period. The Stage 3 project had not yet commenced production in the first quarter of 2006 and Syncrude utilized the additional Stage 3 staff and equipment that it had in place to remove additional overburden. These additional overburden removal costs were expensed as incurred, resulting in higher bitumen costs on a per barrel basis. Lower turnaround and maintenance activity in the first quarter of 2007 relative to the comparable 2006 quarter also reduced operating costs by over $6 per barrel. While there was unplanned maintenance work on Coker 8-2 and repairs to one of the hydrotreaters in the first quarter of 2007, the prior year's first quarter had more extensive turnarounds, including Coker 8-1.

Also contributing to a reduction in per barrel production costs was a decrease in the value of Syncrude's long-term incentive plan of almost $4 per barrel. A portion of Syncrude's long-term incentive compensation is based on the market return performance of several Syncrude owners' shares/units, which was not as strong in the first quarter of 2007 relative to the same period in 2006.

Purchased energy costs fell by $2.37 per barrel in the first quarter of 2007 due to lower natural gas prices and energy consumption per barrel compared to the same quarter of 2006. In the first quarters of 2007 and 2006, natural gas prices averaged $6.99 and $7.42 per gigajoule, respectively. Energy consumption per barrel decreased by 23 per cent in 2007 due to higher maintenance activity and commissioning of Stage 3 units during the 2006 first quarter. Natural gas consumption rises during periods of maintenance activity, particularly during coker turnarounds as process heat integration within the facilities declines, requiring additional natural gas purchases during unit outages. In addition, commissioning of individual Stage 3 units in 2006 raised purchased energy consumption as these units were brought into service without an offsetting increase in SSB production.

Non-production costs

Non-production costs consist primarily of development expenditures relating to capital programs, which are expensed, such as: commissioning costs, pre-feasibility engineering, technical and support services, research and development ("R&D"), and regulatory and stakeholder consultation expenditures. Accordingly, non-production costs can vary depending on the number of projects on-going and the status of the projects. In the first quarter of 2007, non-production costs totalled $18 million, a decrease of $7 million from the same quarter in 2006, mainly reflecting the completion of the Stage 3 project. Stage 3 contributed $12 million of commissioning and start-up costs in the first quarter of 2006.

Crown Royalties

Under Alberta's generic Oil Sands Royalty, the Crown royalty is calculated as the greater of one per cent of gross plant gate revenue before hedging, or 25 per cent of net revenues, calculated as gross plant gate revenue before hedging, less allowed Syncrude operating, non-production and capital costs. Crown royalties increased by $89 million to $94 million, or $9.58 per barrel, in the first quarter of 2007 from $5 million, or $0.67 per barrel, in the comparable 2006 quarter. The increase in 2007 Crown royalties reflects both the shift to the higher royalty rate, which occurred in the second quarter of 2006, and higher net revenues as a result of a larger Syncrude working interest and incremental Stage 3 production volumes. The shift to the higher rate is triggered once a project reaches payout by recovering its costs and a return allowance equal to a Government of Canada long-term bond rate. As a result of robust crude oil prices, which increased revenues from Syncrude's base plant, payout of the Stage 3 expansion was accelerated and resulted in Syncrude moving to the higher Crown royalty rate in the second quarter of 2006.

Depreciation, depletion and accretion expense

($ millions)	Three Months Ended March 31 2007	2006
Depreciation and depletion expense	$ 80	$ 48
Accretion expense	2	2
	$ 82	$ 50

D&D expense for the first quarter of 2007 rose by $32 million compared to the same quarter of 2006, reflecting an increase in production volumes and a higher per barrel D&D rate. The larger production volumes in 2007 are attributable to the larger Syncrude ownership, incremental Stage 3 production volumes, and less turnaround and maintenance activity in the quarter relative to the prior year.

We revised our per barrel D&D rate in the first quarter of 2007 to reflect the additional assets and reserves acquired in the January acquisition of a 1.25 per cent working interest, as well as the updated reserve and future development cost estimates provided for in the Trust's December 31, 2006 independent reserves report. The D&D rate for 2007 is approximately $8 per barrel, an increase of about

$1 per barrel from prior year as a result of the acquisition and higher future development cost estimates, which reflect a higher cost environment relative to the prior year.

The Trust's reserves report is outlined in its Annual Information Form and can be found at www.sedar.com, or on our website at www.cos-trust.com under investor information.

Foreign exchange

Foreign exchange gains/losses are primarily the result of revaluations of our U.S. dollar denominated long-term debt caused by fluctuations in U.S. and Canadian dollar exchange rates. In addition, other foreign exchange gains/losses are created through the revaluation of cash, accounts receivable and payable balances denominated in U.S. dollars.

In the first quarter of 2007, Canadian Oil Sands recorded a $7 million foreign exchange gain compared to a $2 million loss in the same quarter of 2006. The revaluation of our U.S. dollar denominated debt resulted in a non-cash foreign exchange gain of $11 million, reflecting a strengthening of the Canadian dollar to $0.87 US/Cdn on March 31, 2007 from $0.86 US/Cdn at December 31, 2006. By comparison, the Canadian dollar weakened slightly on March 31, 2006 compared with December 31, 2005, resulting in an unrealized foreign exchange loss of $1 million in the first quarter of 2006.

Future Income Tax

In the first quarter of 2007, Canadian Oil Sands reported a future income tax recovery of $38 million, which was an increase of $33 million from the same period in 2006. The larger recovery primarily reflects decreases to temporary differences between the book and tax basis of the Trust's subsidiary's assets and liabilities.

Also in the first quarter of 2007, Canadian Oil Sands recorded an additional future income tax liability on its Consolidated Balance Sheet totalling $327 million, with a corresponding increase to property, plant and equipment, as a result of the 1.25 per cent working interest acquisition on January 2 and the subsequent dissolution of the partnership in which the working interest was held. The future income tax liability represents the temporary differences between the book values of the net assets and the related tax pools acquired, tax-effected at the substantively enacted rates expected to be in effect when such temporary differences reverse. Details of the acquisition and related future income tax adjustments are included in Note 4 to the unaudited Consolidated Financial Statements for the quarter ending March 31, 2007.

As of the date of this MD&A, the proposed taxation of income trusts as originally announced by the federal government late in 2006 is not yet legislation. As such, Canadian Oil Sands has not recorded

future income taxes related to the Trust. As stated in the Trust's 2006 annual report, we anticipate recording a future income tax expense and corresponding increase to future income tax liability of approximately $0.6 billion related to the Trust's taxable temporary differences if and when the new trust tax rules are substantively enacted.

Capital expenditures

With the completion of Syncrude's Stage 3 project in 2006, Canadian Oil Sands' expansion capital expenditures have been reduced significantly and, as such, current capital costs are essentially all related to sustaining capital. The Trust defines expansion capital expenditures as the costs incurred to grow the productive capacity of the operation, such as the Stage 3 project, while sustaining capital is effectively all other capital and includes the costs required to maintain the current productive capacity of Syncrude's mines and upgraders. Sustaining capital may fluctuate considerably year-to-year due to timing of equipment replacement and other factors.

In the first quarter of 2007, capital expenditures totalled $33 million, a reduction of $104 million from the same quarter of 2006. In 2007, approximately $15 million related to the Syncrude Emissions Reduction ("SER") project with the remaining $18 million pertaining to the maintenance of Syncrude's existing plant and facilities, all of which are considered sustaining capital. Comparatively, in the same period of 2006, approximately 71 per cent of capital expenditures pertained to the Stage 3 expansion. Sustaining capital expenditures on a per barrel basis were approximately $3.50 and $6 in the first quarters of 2007 and 2006, respectively.

The SER project is being undertaken to retrofit technology into the operation of Syncrude's original two cokers to significantly reduce total sulphur dioxide and other emissions. Expenditures on the SER project are expected to total approximately $772 million, or $284 million net to the Trust based on its 36.74 per cent working interest. The Trust's share of the SER project expenditures incurred to date, including amounts expensed, is approximately $51 million, with the remaining costs to be incurred in the next four years to coordinate with equipment turnaround schedules.

We estimate sustaining capital expenditures will average $6 per barrel, including the SER project, over the next four years. Excluding major sustaining capital expenditure projects which occur from time to time, such as the SER project, we anticipate average sustaining capital expenditures of approximately $5 per barrel, or $240 million annually, net to the Trust, based on annual Syncrude productive capacity of 128 million barrels, or 47 million barrels net to the Trust.

Canadian Oil Sands is in the process of selling the remaining conventional properties it acquired in 2006 from Canadian Arctic Gas Ltd. The properties are reflected on the Trust's Consolidated Balance Sheet

under the heading "Assets held for sale". The conventional properties which the Trust still owned at March 31, 2007 did not generate material income in the first quarter of 2007.

CHANGE IN ACCOUNTING POLICIES

Effective January 1, 2007, the Trust prospectively adopted the Canadian Institute of Chartered Accountant's ("CICA") Handbook Section 3855, *Financial Instruments- Recognition and Measurement*; Section 3865, *Hedges*; Section 1530, *Comprehensive Income* and Section 3861, *Financial Instruments- Disclosure and Presentation*. The impacts of adopting the new standards are reflected in the Trust's current quarter results, and prior year comparative financial statements have not been restated. While the new rules resulted in changes to how the Trust accounts for its financial instruments, there were no material impacts on the Trust's current quarter financial results. For a description of the new accounting rules and the impact on the Trust's financial statements of adopting such rules, including the impact on the Trust's deferred financing charges, long-term debt, and deferred currency hedging gains, see Note 2 to the unaudited Consolidated Financial Statements for the quarter ending March 31, 2007.

LIQUIDITY AND CAPITAL RESOURCES

($ millions)		March 31 2007		December 31 2006
Long-term debt	$	1,543	$	1,644
Cash and cash equivalents		(65)		(353)
Net debt	$	1,478	$	1,291
Unitholders' equity	$	4,339	$	3,956
Total capitalization [1]	$	5,817	$	5,247

[1] Net debt plus Unitholders' equity

Net debt to total capitalization (%)	25	25

In the first quarter of 2007, Canadian Oil Sands made a $237.5 million cash payment and issued 8.2 million Units for $237.5 million to Talisman as consideration for the purchase of Talisman's 1.25 per cent indirect Syncrude working interest. The Trust had built cash at the end of December 2006 in anticipation of paying Talisman on January 2, 2007. The acquisition was followed by the maturity of $195 million of medium term notes on January 15, 2007, which the Trust refinanced by drawing on its $800 million operating credit facility. During the quarter, Canadian Oil Sands paid down $75 million of the amounts drawn on the facility, leaving $120 million drawn at March 31, 2007. As discussed in Note 2 to the unaudited Consolidated Financial Statements, the Trust recorded a $16 million reduction to its long-term debt as a result of adopting the new financial instruments accounting standards. The reduction reflected the reclassification of deferred financing charges against long-term debt, which were previously recorded in other assets on the Trust's Consolidated Balance Sheet. Overall, including an unrealized foreign

exchange gain of $11 million, the Trusts' long-term debt decreased by $101 million to $1.5 billion at quarter-end, while net debt increased $187 million to $1.5 billion reflecting the reduced cash balance. As at March 31, 2007, the Trust's unutilized credit facilities amounted to $704 million, including amounts drawn on its $40 million revolving term facility.

The Units issued from treasury increased Unitholders' equity. However, as the Units were issued directly to Talisman, there was no cash impact. The investing section of the Trust's cash flow statement, therefore only reflects the cash paid to Talisman for the additional working interest less cash balances acquired. The remaining growth in Unitholders' equity is primarily attributable to net income of $262 million exceeding distributions of $144 million paid in the quarter.

The $202 million of cash generated by the Trust's operating activities in the first quarter of 2007 was more than adequate to pay distributions of $144 million, or $0.30 per Unit, on February 28 and to fund $40 million of investing activities, excluding the acquisition of Talisman's Syncrude interest. As previously indicated, the Trust suspended its Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP") as of January 31, 2007 and, as such, the DRIP did not provide additional equity financing in the quarter. In the same quarter of 2006, cash from operating activities of $187 million was insufficient to fund distributions of $93 million, or $0.20 per Unit, and investing activities of $165 million.

The Trust's free cash flow rose $119 million to total $168 million, or $0.35 per Unit, in the first quarter of 2007 compared to the same period of 2006. The increase primarily reflects the reduction in the Trust's capital expenditures in 2007 with the completion of Stage 3 in 2006.

A Unitholder distribution schedule pertaining to the quarter ended March 31 is included in Note 10 to the unaudited Consolidated Financial Statements. The Trust historically has used debt and equity financing to the extent that cash from operating activities was insufficient to fund distributions, capital expenditures, mining reclamation trust contributions, acquisitions and working capital changes from financing and investing activities.

On April 25, 2007, the Trust declared a distribution of $0.40 per Unit for total distributions of $192 million. The distribution will be paid on May 31, 2007 to Unitholders of record on May 8, 2007. Canadian Oil Sands' Board approved a 33 per cent increase to the Trust's second quarter distribution based on our current outlook, as outlined later in this MD&A, and net debt slightly lower than our target of $1.6 billion. The Trust had previously indicated it intends to move to fuller payout of its free cash flow while targeting a net debt level of about $1.6 billion. The Trust believes this net debt target maintains its strong balance sheet allowing it to remain unhedged on crude oil production, and providing the capacity to fund growth

opportunities. The Trust's actual net debt will fluctuate around this level as factors such as crude oil prices and Syncrude operational performance, vary from our assumptions.

Debt covenants do not specifically limit the Trust's ability to pay distributions and are not expected to influence the Trust's liquidity in the foreseeable future. Aside from the typical covenants relating to restrictions on Canadian Oil Sands' ability to sell all or substantially all of its assets or to change the nature of its business, the most restrictive financial covenant limits total debt-to-total book capitalization at an amount less than 0.55 to 1.0. With a current net debt book capitalization of approximately 25 per cent, a significant increase in debt or decrease in equity would be required to negatively impact the Trust's financial flexibility, and at the current time, we do not anticipate such changes.

In determining the Trust's distributions, Canadian Oil Sands considers funding for its significant operating obligations, which are included in cash from operating activities. Such obligations include the Trust's share of Syncrude's pension and reclamation funding, which amounted to approximately $8 million in each of the first quarters of 2007 and 2006 and approximated the related expense for both pension and reclamation of $10 million in each of the same quarters. We are anticipating an increase of $5 million in each of the next five years in the Trust's funding requirements related to its share of Syncrude's pension plan funding. The increase is based on preliminary estimates from Syncrude's December 31, 2006 actuarial valuation, which will be completed during the second quarter of 2007. With regards to reclamation, we do not anticipate incurring significant increases in reclamation funding requirements for many years given the long reserve life of the Syncrude resource. We do not expect a significant difference in our actual reclamation funding in 2007 over amounts paid in 2006, which totalled approximately $7 million, including amounts contributed to our mining reclamation trust account.

UNITHOLDERS' CAPITAL AND UNIT TRADING ACTIVITY

Canadian Oil Sands Units trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust had a market capitalization of approximately $14 billion with 479 million Units outstanding and a closing price of $28.26 per Unit on March 31, 2007.

Canadian Oil Sands Trust - Trading Activity	First Quarter 2007	March 2007	February 2007	January 2007
Unit price				
High	$ 33.00	$ 29.20	$ 30.39	$ 33.00
Low	$ 25.09	$ 25.09	$ 26.72	$ 26.67
Close	$ 28.26	$ 28.26	$ 27.30	$ 30.07
Volume of Trust units traded (millions)	101.3	34.6	32.6	34.1
Weighted average Trust units outstanding (millions)	479.0	479.1	479.1	478.8

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

As of March 31, 2007, the Trust's share of Syncrude's capital expenditure commitments increased by $42 million, which are to be incurred over the next two years. As discussed previously, Syncrude's pension plan actuarial valuation for December 31, 2006 is to be completed in the second quarter of 2007, at which time the updated pension funding commitments will be provided. There have been no other significant changes to the Trust's contractual obligations and commitments from our 2006 year-end disclosure, other than reductions to the capital expenditure and various payment obligation commitments as a result of expenditures incurred in the first quarter and changes in long-term debt.

Regarding the Management Services Agreement previously announced on November 1, 2006, the Syncrude Joint Venture owners have approved the recommendations of an Opportunity Assessment Team ("OAT"). Since late 2006, the OAT comprised of experts from Syncrude, Imperial, ExxonMobil and the other Joint Venture owners has been examining possibilities for improvement at Syncrude. In April, the OAT presented their specific recommendations, which were approved by the Syncrude owners. Such approval was required to proceed with implementation of the Management Services Agreement.

The implementation phase will involve the secondment of Imperial and ExxonMobil personnel and perhaps personnel from other owner companies to Syncrude. The secondees will work closely with Syncrude management and staff to assist in the implementation of the Opportunity Assessment Team's recommendations and Imperial/ExxonMobil's global best practices and systems. To lead this effort, Mr. Tom Katinas has been appointed to the role of President and Chief Executive Officer of Syncrude Canada effective May 1, 2007. Mr. Katinas succeeds current CEO, Charles Ruigrok. Mr. Ruigrok will work with Mr. Katinas to ensure a smooth transition of responsibilities.

FINANCIAL RISK MANAGEMENT

Crude Oil Price Risk

As Canadian Oil Sands did not have any crude oil price hedges in 2007 and 2006, revenues were not impacted by crude oil hedging gains or losses and benefited fully from strong WTI prices. As at March 31, 2007 and, based on current expectations, the Trust remains unhedged on its crude oil price exposure. However, it may hedge its crude oil production in the future as part of growth financing strategies.

Foreign Currency Hedging

As at March 31, 2007, we had $15 million of U.S. dollars hedged at an average U.S. dollar exchange rate of $0.69 US/Cdn. At the present time, we do not intend to increase our currency hedge positions. However, the Trust may hedge foreign exchange rates in the future, depending on the business environment and growth opportunities.

Interest Rate Risk

Canadian Oil Sands' net income and cash from operating activities are impacted by interest rate changes based on the amount of floating rate debt outstanding. At March 31, 2007, we had $120 million drawn on our credit facilities that bear interest at a floating rate based on bankers' acceptances plus a credit spread. The Trust's other floating rate debt was repaid in January.

With the adoption of the new financial instrument accounting rules and the decision to no longer apply hedge accounting, all of the Trust's financial risk management activities are now recorded on its Consolidated Balance Sheet at fair value. The Trust did not have any significant positions outstanding at March 31, 2007.

FOREIGN OWNERSHIP

Based on information from the statutory declarations by Unitholders, we estimate that, as of February 8, 2007, approximately 33 per cent of our Unitholders are non-Canadian residents with the remaining 67 per cent being Canadian residents. Canadian Oil Sands' Trust Indenture provides that not more than 49 per cent of its Units can be held by non-Canadian residents.

The Trust continues to monitor its foreign ownership levels on a regular basis through declarations from Unitholders. The next declarations to be requested will be as of May 8, 2007. The Trust posts the results of the declarations on its web site at www.cos-trust.com under investor information, frequently asked questions. This section of the web site describes the Trust's steps for managing its non-Canadian resident ownership levels.

ANNOUNCED CHANGES TO ACCELERATED CAPITAL COST ALLOWANCE RULES

On March 19, 2007, the federal government announced, as part of its 2007 budget, plans to phase out accelerated capital cost allowance ("ACCA") for oil sands projects. The ACCA phase-out does not affect the deductibility of costs for oil sands projects but does affect the timing of the deductibility. Currently, most machinery, equipment and structures used to produce income from an oil sands project are eligible for the Class 41 capital cost allowance ("CCA") at a rate of 25 per cent per annum on a declining balance basis. In addition to this regular deduction, an acceleration of the CCA up to income from an oil sands project was available for eligible assets acquired before the beginning of commercial production for major expansions (i.e. greater than 25 per cent) or for the portion of investment expenditures in excess of five per cent of the gross revenue for the year from the project. The acceleration remains available for our existing eligible pools, which amount to approximately 80 per cent of our tax carry forward balances at December 31, 2006. However, acceleration on new Class 41 costs will be phased out gradually over the 2011 to 2015 period. As the proposed phase-out of ACCA will effectively delay the timing of deductibility

of future capital costs for income tax purposes, it has a negative impact on the economics of new projects or major expansions.

ALBERTA ANNOUNCES LEGISLATION TO REDUCE GREENHOUSE GAS EMISSIONS

On March 8, 2007, the Alberta government introduced legislation to reduce greenhouse gas emission intensity. Bill 3 states that facilities emitting more than 100,000 tonnes of greenhouse gases a year must reduce their emissions intensity by 12 per cent over the average emissions levels of 2003, 2004 and 2005; if they are not able to do so, these facilities will be required to pay $15 per tonne for every tonne above the 12 per cent target, beginning July 1, 2007. The payments will be deposited into an Alberta-based technology fund that will be used to develop infrastructure to reduce emissions or to support research into innovative climate change solutions. Large emitters also have the option of investing in projects outside of their operations that reduce or offset emissions on their behalf, providing these projects are Alberta-based and verified by a third party that the emission reductions are real.

The new legislation will apply to the Syncrude project but until all of the specifics regarding its implementation are provided it is difficult to provide an estimate of the cost impact. The federal government also is anticipated to announce legislation to reduce greenhouse gas emissions; however, at this time no information has been provided regarding the specifics of such legislation.

REVIEW OF ALBERTA OIL SANDS ROYALTY

As previously indicated, the Government of Alberta is examining Alberta's royalty and tax regime. In February 2007, the Alberta government appointed an independent panel of experts to conduct a review focusing on all aspects of the royalty system, including oil sands, conventional oil and gas, and coalbed methane. A final report with recommendations will be presented to the Minister of Finance by August 31, 2007. Canadian Oil Sands intends to participate in the process by making a formal presentation at the Royalty Review Panel's public meeting in Fort McMurray on June 4, 2007. At this time, Canadian Oil Sands cannot determine the potential impact of any changes to the royalty rate on its operations.

2007 OUTLOOK

Our single point estimate for 2007 production is unchanged at 110 million barrels, or 40.4 million barrels net to the Trust, which reflects maintenance on Coker 8-3 in May to remove coke residue build-up. Once Coker 8-3 is operating at its design capacity, Syncrude should be able to reduce throughput in Cokers 8-1 and 8-2 and thereby slightly extend these cokers' run lengths. The result is that Syncrude is planning to defer the turnaround of another coker previously scheduled for the fall of 2007 into early 2008 and our annual production target remains unchanged at 110 million barrels. While Syncrude anticipates that the Coker 8-3 maintenance will enable that coker to produce at higher rates, the high end production range of 120 million barrels is less probable, given the reduced run rates for Coker 8-3 for the first part of the year.

Consequently, on March 13, 2007, we reduced the high end of our production range by five million barrels from the guidance provided on January 29, 2007 with the current range now between 105 to 115 million barrels, or 39 to 42 million barrels based on our 36.74 per cent interest. The low end of the production range continues to reflect the possibility that another coker turnaround could occur later this year. Syncrude had planned to modify the new hydrogen plant steam generation system in the fall of 2007 but now expects to perform this work coincident with a coker turnaround in order to optimize the efficiency of maintenance work. As a result, the transition of Syncrude's production volumes to the higher Syncrude™ Sweet Premium quality is expected to be delayed into 2008.

The unscheduled Coker 8-3 maintenance work, together with other scheduled maintenance work, is expected to result in Syncrude production totalling 23 million barrels in the second quarter. We estimate production in each of the third and fourth quarters of 2007 to total 30 million barrels.

We have increased our WTI crude oil price estimate for the year to average US$60 per barrel and reduced the discount to Canadian dollar WTI to $2.50 per barrel from $4.00 per barrel. The revision to our differential is based on the differentials realized in the first quarter of the year, and we are estimating positive differentials in the second quarter because of the reduced supply from various oil sands producers undergoing turnarounds and tie-ins, as well as lower relative WTI prices compared to other crude oil benchmarks as a result of market dynamics in the U.S. These estimates, together with a stronger average foreign exchange rate of $0.87 US/Cdn, are expected to result in 2007 revenues totalling $2.7 billion.

Operating costs are estimated at $25.56 per barrel, which includes $7.34 per barrel for purchased energy based on an average AECO natural gas price of $7.75 per gigajoule for 2007. Our practice is to expense turnaround and maintenance costs in the period they are incurred. Accordingly, operating costs are expected to be higher in the second quarter as a result of the Coker 8-3 and other maintenance work. We expect Crown royalties expense to total $333 million, or $8.22 per barrel, in 2007.

We expect cash from operating activities to total $1,098 million, or $2.29 per Unit, including an increase in operating non-cash working capital of $36 million. Capital expenditures are estimated at $251 million with approximately 90 per cent directed to sustaining capital, including $78 million for the SER project. The remaining 10 per cent pertains to Stage 3 completion and modification costs. Free cash flow, defined as cash from operating activities less capital expenditures and reclamation trust contributions, is estimated to be $1.76 per Unit in 2007.

We estimate that virtually all of the distributions paid in 2007 will be taxable as other income. The actual taxability of the 2007 distributions will be determined and reported to Unitholders prior to the end of the first quarter of 2008. The Trust's 2006 distributions were 97 per cent taxable.

Changes in certain factors and market conditions could potentially impact Canadian Oil Sands' Outlook. The following table provides a sensitivity analysis of the key factors affecting the Trust's performance. In addition to the factors described in the table, the supply/demand equation and pipeline access for synthetic crude oil in the North American markets could impact the price differential for SSB relative to crude benchmarks; however, these factors are difficult to predict.

2007 Outlook Sensitivity Analysis		**Cash from Operating Activities Increase**	
Variable [1]	**Annual** [2] **Sensitivity**	**$ millions**	**$/Unit**
Syncrude operating costs decrease	C$1.00/bbl	31	0.06
Syncrude operating costs decrease	C$50 million	14	0.03
WTI crude oil price increase	US$1.00/bbl	29	0.06
Syncrude production increase	2 million bbls	31	0.07
Canadian dollar weakening	US$0.01/C$	21	0.04
AECO natural gas price decrease	C$0.50/GJ	15	0.03

[1] An opposite change in each of these variables will result in the opposite cash from operating activities impacts.

[2] Sensitivities assume a larger change in unrealized quarters to result in the annual impact.

More information on the Trust's outlook is provided in the April 25, 2007 guidance document, which is available on the Trust's web site at www.cos-trust.com under investor information.

CANADIAN OIL SANDS TRUST

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(unaudited)

($ millions, except per Unit amounts)		Three Months Ended March 31 2007		2006
Revenues	$	783	$	516
Crude oil purchases and transportation expense		(109)		(43)
		674		473
Expenses:				
Operating		231		271
Non-production		18		25
Crown royalties		94		5
Administration		4		5
Insurance		3		2
Interest, net (Note 9)		24		25
Depreciation, depletion and accretion		82		50
Foreign exchange loss (gain)		(7)		2
Large Corporations Tax and other		1		2
Future income tax recovery		(38)		(5)
		412		382
Net income		262		91
Other comprehensive income, net of income taxes				
Reclassification of derivative gains to net income		(2)		-
Comprehensive income	$	260	$	91
Weighted average Trust Units (millions) *		479		463
Trust Units, end of period (millions) *		479		464
Net income per Trust Unit * :				
Basic	$	0.55	$	0.20
Diluted	$	0.55	$	0.20

* *Unit information has been adjusted to reflect the 5:1 Unit split, which occurred on May 3, 2006.*

CANADIAN OIL SANDS TRUST

CONSOLIDATED STATEMENTS OF UNITHOLDERS' EQUITY

(unaudited)

($ millions)	Three Months Ended March 31 2007		2006	
Retained earnings				
Balance at January 1, as previously reported	$	1,692	$	1,370
Transition adjustment on adoption of Financial Instruments standards (Note 2)		(1)		-
Balance at January 1, adjusted		1,691		1,370
Net income		262		91
Unitholder distributions (Note 10)		(144)		(93)
Balance at March 31		1,809		1,368
Accumulated other comprehensive income				
Balance at January 1		-		-
Transition adjustment on adoption of Financial Instruments standards (Note 2)		30		-
Other comprehensive income		(2)		-
Balance at March 31		28		-
Unitholders' capital				
Balance at January 1		2,260		2,010
Issuance of Trust Units (Note 5)		238		43
Balance at March 31		2,498		2,053
Contributed surplus				
Balance at January 1		4		3
Stock-based compensation		-		-
Balance at March 31		4		3
Total Unitholders' equity	$	4,339	$	3,424

CANADIAN OIL SANDS TRUST
CONSOLIDATED BALANCE SHEETS
(unaudited)

($ millions)	March 31 2007	December 31 2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 65	$ 353
Accounts receivable	341	244
Inventories	95	84
Prepaid expenses	3	7
Derivative assets (Note 2)	5	-
	509	688
Capital assets, net	6,500	5,739
Other assets		
Goodwill	52	52
Assets held for sale	6	6
Reclamation trust	31	30
Deferred financing charges, net and other (Note 2)	-	17
	89	105
	$ 7,098	$ 6,532
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 307	$ 304
Current portion of employee future benefits	11	11
	318	315
Employee future benefits and other liabilities	107	100
Long-term debt (Note 2)	1,543	1,644
Asset retirement obligation	181	173
Deferred currency hedging gains (Note 2)	-	35
Future income taxes	610	309
	2,759	2,576
Unitholders' equity	4,339	3,956
	$ 7,098	$ 6,532

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

($ millions)	Three Months Ended March 31 2007		Three Months Ended March 31 2006	
Cash provided by (used in):				
Cash from (used in) operating activities				
Net income	$	262	$	91
Items not requiring outlay of cash:				
Depreciation, depletion and accretion		82		50
Foreign exchange on long-term debt		(11)		1
Future income tax recovery		(38)		(5)
Other		-		2
Net change in deferred items		1		2
Funds from operations		296		141
Change in non-cash working capital		(94)		46
Cash from operating activities		202		187
Cash from (used in) financing activities				
Issuance (repayment) of medium term notes (Note 8)		(195)		-
Net drawdown (repayment) of bank credit facilities		120		(22)
Unitholder distributions (Note 10)		(144)		(93)
Issuance of Trust Units (Note 5)		-		43
Cash used in financing activities		(219)		(72)
Cash from (used in) investing activities				
Capital expenditures		(33)		(137)
Acquisition of additional Syncrude working interest (Note 4)		(231)		-
Reclamation trust		(1)		(1)
Change in non-cash working capital		(6)		(27)
Cash used in investing activities		(271)		(165)
Decrease in cash and cash equivalents		(288)		(50)
Cash and cash equivalents at beginning of period		353		88
Cash and cash equivalents at end of period	$	65	$	38
Cash and cash equivalents consist of:				
Cash	$	-	$	-
Short-term investments		65		38
	$	65	$	38

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2007

(Tabular amounts expressed in millions of Canadian dollars, except where otherwise noted.)

1) BASIS OF PRESENTATION

The interim consolidated financial statements include the accounts of Canadian Oil Sands Trust and its subsidiaries (collectively, the "Trust" or "Canadian Oil Sands"), and are presented in accordance with Canadian generally accepted accounting principles ("GAAP"). The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2006, except as discussed in Note 2. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Trust's annual report for the year ended December 31, 2006.

2) CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2007, Canadian Oil Sands adopted the requirements of the Canadian Institute of Chartered Accountants ("CICA") related to the new financial instruments accounting framework, which encompasses the following new CICA Handbook sections: 3855 *Financial Instruments – Recognition and Measurement*, 1530 *Comprehensive income*, and 3861 *Financial Instruments – Disclosure and Presentation*. The CICA Handbook section 3865 *Hedges* is effective January 1, 2007, however, Canadian Oil Sands has elected not to apply hedge accounting on a go-forward basis, and, therefore, has only applied the transitional provisions of this Handbook section.

These new Handbook sections provide comprehensive requirements for the recognition and measurement of financial instruments, and introduce a new component of equity referred to as accumulated other comprehensive income ("AOCI"). In accordance with the transitional provisions of all of the new sections, the comparative interim consolidated financial statements have not been restated.

Under these new standards, all financial instruments, including derivatives, are recognized on the Trust's Consolidated Balance Sheet. Derivatives are measured at fair value with unrealized gains and losses reported in net income. Short-term investments are measured at fair value with unrealized gains and losses reported in AOCI. The Trust's other financial instruments (accounts receivable, accounts payable, and long-term debt) are measured at amortized cost using the effective interest rate method. Transaction costs are added to the amount of the associated financial instrument and amortized accordingly.

Several adjustments to the Trust's consolidated financial statements were required upon transition to the new financial instruments framework, which were the following:

Deferred currency hedging gains

In 1996, Canadian Oil Sands entered into currency hedging contracts to fix the exchange rate in future years. During 1999, Canadian Oil Sands unwound various positions and exchanged the resulting gains for adjustments to other existing currency contracts. These gains were deferred and as at December 31, 2006, the remaining cumulative deferral of the unrecognized gains was $35 million. Prior to the adoption of the new standards, the remaining deferral was to be recognized as revenue over the period 2007 to 2016 which is when the hedging contracts would have expired had they not been unwound.

On transition, the deferred currency hedging gains of $35 million were reclassified to opening AOCI. The related future income tax asset of $10 million was reclassified from Canadian Oil Sands' future income tax liability to AOCI. The deferred gains included in AOCI will be amortized on a straight-line basis into net income and recorded as currency hedging gains in the Trust's revenues over the period 2007 to 2016, with a corresponding decrease to other comprehensive income, net of future income tax.

Long-term debt and deferred financing charges
Prior to the adoption of the new standards, the Trust's long-term debt was recorded at cost. The related financing charges were included in "Deferred financing charges, net and other" on the Trust's Consolidated Balance Sheet, and recognized in net income over the life of the debt.

Under the transitional provisions of Handbook section 3855 *Financial Instruments – Recognition and Measurement*, the Trust's long-term debt is now recorded at amortized cost using the effective interest rate method. The related financing charges have been included in the cost of the long-term debt. As a result of these changes, "Deferred financing charges, net and other" of $16 million, which was previously recorded as assets of the Trust, were reclassified to "Long-term debt" on the Consolidated Balance Sheet, and $1 million was recorded as a decrease to opening retained earnings.

Currency exchange contracts and interest rate swaps
Prior to the adoption of the new standards, one foreign currency exchange contract with an estimated fair value gain of $6 million was outstanding. The derivative had been designated as a hedge, and therefore was not recorded on the Trust's Consolidated Balance Sheet. Beginning January 1, 2007, Canadian Oil Sands is no longer applying hedge accounting to any of its hedging activities.

Based on the transitional provisions of Handbook section 3865 *Hedges*, the Trust's foreign currency exchange contract was recognized on the Consolidated Balance Sheet and included in "Derivative assets" at its estimated fair value of $6 million on January 1, 2007, with a corresponding increase to opening AOCI. On adoption, a $2 million increase to the Trust's future income tax liability and a corresponding reduction to AOCI were also recorded related to the foreign currency hedge. This foreign currency contract will be settled by December 31, 2007.

The Trust also has an interest rate swap on its US$70 million Senior Notes, which did not qualify for hedge accounting prior to January 1, 2007. The $1 million liability representing the unrecognized gains on the swap was recorded on the Trust's Consolidated Balance Sheet and included in "Employee future benefits and other liabilities" at December 31, 2006. On adoption of the new accounting rules on January 1, 2007, the liability balance was reclassed to opening AOCI. This interest rate swap will be settled by May 15, 2007.

Determination of fair value
The fair value of the Trust's long-term debt, which is disclosed in the notes to the Trust's 2006 annual financial statements, and derivatives are determined based on market price indications.

Comprehensive Income
The Consolidated Statement of Income and Comprehensive Income includes a new line item for comprehensive income, which includes both net income and other comprehensive income. Other comprehensive income includes recognition of unrealized gains and losses on derivatives and hedging gains that were previously deferred, net of the related future income tax on those items.

3) FUTURE CHANGES IN ACCOUNTING POLICIES

Capital disclosures
The CICA issued a new accounting standard, Section 1535 *Capital Disclosures*, which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity's objective, policies and processes for managing capital. This new section is effective for the Trust beginning January 1, 2008.

Financial Instruments – Disclosure and Financial Instruments – Presentation
Two new accounting standards were issued by the CICA, Section 3862 *Financial Instruments – Disclosures*, and Section 3863 *Financial Instruments – Presentation*. These sections will replace Section 3861 *Financial Instruments – Disclosure and Presentation* once adopted. The objective of Section 3862 is to provide users with information to evaluate the significance of the financial instruments on the entity's financial position and performance, the nature and extent of risks arising

from financial instruments, and how the entity manages those risks. The provisions of Section 3863 deal with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. These new sections are effective for the Trust beginning January 1, 2008.

4) ACQUISITION OF ADDITIONAL SYNCRUDE WORKING INTEREST

On January 2, 2007, a subsidiary of the Trust closed an acquisition with Talisman Energy Inc. ("Talisman") to purchase an additional 1.25 per cent indirect working interest in the Syncrude Joint Venture ("Syncrude") for total consideration of $476 million ($468 million net of $8 million cash acquired), including acquisition-related costs of approximately $1 million. The transaction price was comprised of $237.5 million in cash and 8,189,655 Units issued from treasury with an approximate value at the time of entering the acquisition agreement of $29 per Unit.

The acquisition has been accounted for as a purchase of assets in accordance with Canadian GAAP. The Trust has allocated the purchase price to the assets and liabilities as follows:

Net assets and liabilities assumed		
Property, plant and equipment	$	668
Cash		8
Working capital		1
Employee future benefits and other liabilities		(8)
Asset retirement obligation		(6)
Future income taxes		(187)
	$	476
Consideration		
Cash	$	238
Issuance of Trust Units		237
Acquisition costs		1
	$	476

The additional 1.25 per cent working interest that Canadian Oil Sands acquired was held in a partnership owned by Talisman and a subsidiary of the Trust. Immediately following Canadian Oil Sand's acquisition of Talisman's interest in the partnership, the partnership was dissolved. The dissolution resulted in an adjustment, which increased Canadian Oil Sands' future income tax liability by $140 million and correspondingly increased its property, plant and equipment on the Consolidated Balance Sheet, which was accounted for prospectively.

5) ISSUANCE OF TRUST UNITS

In the three months ended March 31, 2007, approximately 8.2 million Units were issued for proceeds of $238 million, primarily related to the acquisition of the 1.25 per cent indirect working interest in Syncrude.

The following table summarizes Units that have been issued:

Date	Number of Units		Amount
Balance, January 1, 2007	470.9	$	2,260
Issued for acquisition of additional Syncrude working interest (non-cash)	8.2		237
Issued on exercise of employee options	-		1
Balance, March 31, 2007	479.1	$	2,498

6) EMPLOYEE FUTURE BENEFITS

Syncrude Canada Ltd. ("Syncrude Canada"), the operator of the Syncrude Joint Venture, has a defined benefit and two defined contribution plans providing pension benefits, and other retirement and post-employment benefits to most of its employees. Other post-employment benefits include certain health care and life insurance benefits for retirees, their beneficiaries and covered dependents.

Canadian Oil Sands accrues its obligations as a joint venture owner in respect of Syncrude Canada's employee benefit plans and the related costs, net of plan assets. The cost of employee pension and other retirement benefits is actuarially determined using the projected benefit method based on length of service and reflects Canadian Oil Sands' best estimate of the expected performance of the plan investment, salary escalation factors, retirement ages of employees and future health care costs. The expected return on plan assets is based on the fair value of those assets. Past service costs from plan amendments are amortized on a straight-line basis over the estimated average remaining service life of active employees ("EARSL") at the date of amendment. The excess of any net actuarial gain or loss exceeding 10 per cent of the greater of the benefit obligation and fair value of the plan assets is amortized over the EARSL.

Canadian Oil Sands' share of Syncrude Canada's net defined benefit and contribution plans expense for the three months ended March 31, 2007 and 2006 is based on its 36.74 per cent and 35.49 per cent working interests in each of those periods, respectively. The costs have been recorded in operating expense as follows:

	Three Months Ended March 31	
	2007	2006
Defined benefit plans:		
Pension benefits	$ 7	$ 7
Other benefit plans	1	1
	$ 8	$ 8
Defined contribution plans	-	-
Total Benefit cost	$ 8	$ 8

7) BANK CREDIT FACILITIES

	Credit facility
Extendible revolving term facility (a)	$ 40
Line of credit (b)	45
Operating credit facility (c)	800
	$ 885

a) The $40 million extendible revolving term facility is a 364-day facility with a one year term out, expiring April 24, 2008. This facility may be extended on an annual basis with the agreement of the bank. Amounts borrowed through this facility bear interest at a floating rate based on bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees.

b) The $45 million line of credit is a one year revolving letter of credit facility. The amount of this facility was increased during the quarter to $45 million from $35 million at December 31, 2006. Letters of credit drawn on the facility mature April 30th each year and are automatically renewed, unless notification to cancel is provided by Canadian Oil Sands or the financial institution providing the facility at least 60 days prior to expiry. Letters of credit on this facility bear interest at a credit spread.

Letters of credit of approximately $49 million have been written against the extendible revolving term facility and line of credit.

c) The $800 million operating facility is a five year facility, expiring April 27, 2012. Amounts borrowed through this facility bear interest at a floating rate based on bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees. As at March 31, 2007, $120 million was drawn on this facility.

d) Each of the Trust's credit facilities is unsecured. These credit agreements contain typical covenants relating to the restriction on Canadian Oil Sands' ability to sell all or substantially all of its assets or to change the nature of its business. In addition, Canadian Oil Sands has agreed to maintain its total debt-to-total book capitalization at an amount less than 0.6 to 1.0, or 0.65 to 1.0 in certain circumstances involving acquisitions.

8) LONG-TERM DEBT

On January 15, 2007, the Trust repaid $175 million of 3.95% medium term notes and $20 million of floating rate medium term notes.

9) INTEREST, NET

	Three Months Ended March 31 2007		Three Months Ended March 31 2006	
Interest expense on long-term debt	$	25	$	26
Interest income and other		(1)		(1)
Interest expense, net	$	24	$	25

10) UNITHOLDER DISTRIBUTIONS

The Consolidated Statements of Unitholder Distributions is provided to assist Unitholders in reconciling cash from operating activities to Unitholder distributions.

Pursuant to Section 5.1 of the Trust Indenture, the Trust is required to distribute all the income received or receivable by the Trust in a quarter less expenses and any other amounts required by law or under the terms of the Trust Indenture. The Trust primarily receives income by way of a royalty and interest on intercompany loans from its operating subsidiary, Canadian Oil Sands Limited ("COSL"). The royalty is designed to capture the cash generated by COSL, after the deduction of all costs and expenses including operating and administrative costs, income taxes, capital expenditures, debt interest and principal repayments, working capital and reserves for future obligations deemed appropriate. The amount of royalty income that the Trust receives in any period has a considerable amount of flexibility through the use of discretionary reserves and debt borrowings or repayments (either intercompany or third party). Quarterly distributions are determined by the Board of Directors after considering the current and expected economic and operating conditions, ensuring financing capacity for Syncrude's expansion projects and/or Canadian Oil Sands acquisitions, and with the objective of maintaining an investment grade credit rating.

CANADIAN OIL SANDS TRUST

CONSOLIDATED STATEMENTS OF UNITHOLDER DISTRIBUTIONS

(unaudited)

	Three Months Ended March 31	
	2007	**2006**
Cash from operating activities	$ 202	$ 187
Add (Deduct):		
Capital expenditures	(33)	(137)
Acquisition of additional Syncrude working interest	(231)	-
Change in non-cash working capital [1]	(6)	(27)
Reclamation trust funding	(1)	(1)
Change in cash and cash equivalents and financing, net [2]	213	71
Unitholder distributions	$ 144	$ 93
Unitholder distributions per Trust Unit [3]	**$ 0.30**	**$ 0.20**

[1] *From investing activities.*

[2] *Primarily represents the change in cash and cash equivalents and net financing to fund the Trust's share of investing activities.*

[3] *Unit information has been adjusted to reflect the 5:1 Unit split, which occurred on May 3, 2006.*

11) SUPPLEMENTARY INFORMATION

	Three Months Ended March 31	
	2007	**2006**
Large Corporations Tax and income tax paid	$ -	$ 3
Interest charges paid	$ 35	$ 33

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:
Siren Fisekci
Director, Investor Relations
(403) 218-6228

Canadian Oil Sands Trust
2500 First Canadian Centre
350 – 7 Avenue S.W.
Calgary, Alberta T2P 3N9
Ph: (403) 218-6200
Fax: (403) 218-6201

investor_relations@cos-trust.com

web site: www.cos-trust.com

CANADIAN OIL SANDS TRUST

Annual and Special Meeting of Holders of Trust Units of Canadian Oil Sands Trust (the "Issuer")

April 25, 2007

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

General Business	Outcome of Vote	Votes by Ballot/Show of Hands Votes For	Votes Withheld/ Against
1. Directing the Trustee to vote the common shares of Canadian Oil Sands Limited ("COSL") so as to appoint PricewaterhouseCoopers LLP as the auditor of COSL for the ensuing year at a remuneration to be fixed by COSL and approved by the directors thereof.	Passed 99.68%	311,968.151	1,005,914
2. The appointment of PricewaterhouseCoopers LLP as the auditor of Canadian Oil Sands Trust ("the Trust") for the ensuing year at a remuneration to be fixed by COSL and approved by the directors thereof.	Passed 99.67%	311,945,191	1,028,874
3. Directing to the Trustee to vote the common shares of COSL so as to elect as directors of COSL all of the nominees of the Trust, as described and set forth in the Management Proxy Circular of the Trust dated March 12, 2004, and to fill any vacancies among the directors of COSL that may arise between the Meeting and the first meeting of the Unitholders thereafter that considers the election of directors, by appointing to any such vacancy a person selected by COSL.	Passed 89.90%	281,377,590	2,073,469

Special Business	Outcome of Vote	Votes by Ballot/Show of Hands Votes For	Votes Against
1. The approval of the Amended and Restated Unitholder Rights Plan	Passed 89.45%	279,947,636	3,536,806

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